As filed with the Securities and Exchange Commission on November 23, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

ev3 Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	32-0138874
(State or Other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4600 Nathan Lane North
Plymouth, Minnesota  55442
(763) 398-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

L. Cecily Hines
Vice President, Secretary and Chief Legal Officer
ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota  55442
(763) 398-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tracy Kimmel, Esq. John Graham, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100	Charles K. Ruck, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 (714) 540-1235	Bruce Feuchter, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

Approximate date of commencement of proposed sale to the public:  As promptly as practicable after this Registration Statement becomes effective and upon consummation of the transactions described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	9,394,724	N/A	$123,773,359	$14,569

(1)             Based on the maximum number of shares of common stock, par value $0.01 per share, of the registrant (“ev3 common stock”) that may be issued in connection with the merger described in the enclosed information statement/prospectus, calculated as the product of (a) 19,724,838 (the sum of (i) 48,578,719 shares of common stock, par value $0.001 per share, of Micro Therapeutics, Inc. (“MTI common stock”) outstanding on November 22, 2005, plus (ii) 5,113,596 shares of MTI common stock reserved for issuance upon the exercise of stock options outstanding on November 22, 2005, plus (iii) 74,101 shares of MTI common stock, the maximum number of shares of MTI common stock issuable to participants in Micro Therapeutics, Inc.’s Employee Stock Purchase Plan as of November 22, 2005, less (iv) 34,041,578 shares of MTI common stock held by the registrant), multiplied by (b) 0.476289, the exchange ratio in the merger.

(2)             Pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, the registration fee is based on the product of (a) $6.275 (the average of the high and low sale prices of MTI common stock on November 22, 2005, as quoted on the NASDAQ National Market), and (b) 19,724,838 (the maximum number of shares of MTI common stock estimated to be converted pursuant to the merger, which number includes outstanding shares of MTI common stock, the shares of MTI common stock reserved for issuance upon the exercise of stock options outstanding on November 22, 2005 and the shares of MTI common stock issuable to participants in Micro Therapeutics, Inc’s Employee Stock Purchase Plan as of November 22, 2005).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8, may determine.

PROSPECTUS	INFORMATION STATEMENT

As you may be aware, the board of directors of Micro Therapeutics, Inc., or MTI, based upon the unanimous approval and recommendation of a special committee of its independent directors, or the MTI special committee, has approved a merger agreement that will result in MTI becoming a wholly owned subsidiary of ev3 Inc., or ev3. In the merger, each outstanding share of MTI common stock will be converted into 0.476289 of a share of ev3 common stock. In connection with the merger, the MTI special committee received an opinion of Deutsche Bank Securities Inc. to the effect that, as of November 14, 2005, the exchange ratio of 0.476289 pursuant to the merger agreement was fair, from a financial point of view, to the public stockholders of MTI common stock.

Both ev3 and MTI believe the merger will enhance stockholder value by providing MTI stockholders, through a transaction that is intended to be tax-free to MTI stockholders, with a premium for their MTI shares based on the last quoted sales price of ev3 shares and MTI shares on October 7, 2005, the last trading day before the announcement of ev3’s proposal to acquire all the shares of MTI that it did not already own, as well as the opportunity to participate in the growth and future value of ev3.

Micro Investment, LLC, a wholly owned subsidiary of ev3 which currently owns approximately 70.1% of the outstanding shares of MTI common stock, executed a written consent approving and adopting the merger on November 14, 2005. As a result, no further action on the part of MTI stockholders is required for the merger to occur. We are not asking you for a proxy and you are requested not to send us a proxy.

See “Risk Factors” beginning on page 17 for a discussion of risks relating to the merger and an investment in ev3 common stock.

ev3 common stock is listed on the NASDAQ National Market under the symbol “EVVV.” MTI common stock is listed on the NASDAQ National Market under the symbol “MTIX.” Based on the closing price of ev3 common stock on                           , the last practicable day before the printing of this information statement/prospectus, 0.476289 of a share of ev3 common stock had a value of $     . You should be aware that, because the number of shares of ev3 common stock you will receive per MTI share in the merger is fixed, the value of the consideration you will receive in the merger will fluctuate as the market price of ev3 common stock changes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the ev3 common stock to be issued in the merger under this information statement/prospectus or determined if the information contained in this information statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is           , 2005
and it is first being mailed to MTI stockholders on or about           , 2005.

IMPORTANT

This document, which is sometimes referred to as this information statement/prospectus, constitutes an information statement of MTI and a prospectus of ev3 for the shares of ev3 common stock that ev3 will issue to MTI stockholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this information statement/prospectus incorporates important business and financial information about MTI that is contained in documents filed with the SEC and that is not included in or delivered with this information statement/prospectus. ev3 and MTI stockholders may obtain copies of these documents, without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference as an exhibit in this information statement/prospectus, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 207. You may also obtain copies of these documents, without charge, from ev3 and from MTI by writing or calling the applicable department set forth below:

ev3 Inc.	Micro Therapeutics, Inc.
4600 Nathan Lane North	2 Goodyear
Plymouth, Minnesota 55442	Irvine, California 92618
Telephone: (763) 398-7000	Telephone: (949) 837-3700
Attention: Secretary	Attention: Chief Executive Officer

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from U.S. Stock Transfer Corporation, the information agent for the merger, at the following address and telephone number:

U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204-2991

(800) 835-8778

In order to obtain delivery of these documents prior to the completion of the merger, you should request the documents no later than                , 2005.

References to “ev3” and “MTI” in this information statement/prospectus refer to ev3 Inc. and Micro Therapeutics, Inc., respectively. Except as otherwise specifically noted, references to “shares of MTI common stock,” “MTI common stock” or “MTI shares” refer to shares of common stock, par value $0.001 per share, of MTI, and references to “shares of ev3 common stock,” “ev3 common stock” or “ev3 shares” refer to shares of common stock, par value $0.01 per share, of ev3. Except as otherwise specifically noted, references to “we,” “us,” or “our” refer to both ev3 and MTI.

i

PROJECTED FINANCIAL INFORMATION FOR ev3	82
THE MERGER AGREEMENT	85
Form and Effective Time of Merger	85
Consideration to be Received in the Merger	85
Stock Options	86
Procedures for Exchange of Certificates	86
Termination of Exchange Fund	87
No Liability	87
Representations and Warranties	87
Conduct of Business by MTI	89
Conduct of Business by ev3	91
Reasonable Best Efforts and Other Agreements	91
Stockholder Litigation	92
Indemnification and Insurance	92
Written Consent	93
Tax Treatment of the Merger	93
Conditions to Consummation of the Merger	94
Termination of the Merger Agreement	95
Effect of Termination	95
Fees and Expenses	96
Amendment and Waiver	96
Governing Law	96
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	97
RELATIONSHIPS WITH MTI	99
INTERESTS OF CERTAIN PERSONS IN THE MERGER	103
ev3	108
Overview	108
ev3’s History	109
Endovascular Market Summary	110
ev3’s Competitive Strengths and Strategies	111
Peripheral Vascular Market Opportunity	112
ev3’s Peripheral Vascular Business	113
Cardiovascular Market Opportunity	117
ev3’s Cardiovascular Business	117
Neurovascular Market Opportunity	119
ev3’s Neurovascular Business	119
Sales and Marketing	122
Competition	124
Strategic Relationship with Invatec	125
Agreements with MTI	125
Research and Development	126
Clinical Studies	126
Government Regulation	131
Employees	142
Manufacturing	142
Facilities	142
Intellectual Property Rights	143
Legal Proceedings	144

ev3—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION		147
	Overview	147
	Sales and Expense Components	149
	Results of Operations	151
	Liquidity and Capital Resources	159
	Quantitative and Qualitative Disclosures About Market Risk	168
ev3—MANAGEMENT		170
	Board of Directors and Committees	173
	Compensation Committee Interlocks and Insider Participation	176
	Executive Compensation	176
	Option Grants in 2004	177
	Aggregate Option Exercises in 2004 and Year-End Option Values	178
	Employment Agreements	178
	Consulting Agreement	179
	Change in Control Agreements	179
	Indemnification Agreements	180
	Stock Plans	181
ev3—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		183
ev3—DESCRIPTION OF CAPITAL STOCK		186
	General	186
	ev3 Common Stock	186
	Preferred Shares	186
	Options	186
	Registration Rights	187
	Anti-takeover Provisions of Delaware Law	187
	Charter and Bylaws Anti-takeover Provisions	187
	Limitation on Liability of Directors and Indemnification	188
	Transfer Agent and Registrar	189
	NASDAQ National Market Quotation	189
MTI		190
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION		192
COMPARISON OF RIGHTS OF ev3 AND MTI STOCKHOLDERS		200
LEGAL MATTERS		206
EXPERTS		206
WHERE YOU CAN FIND MORE INFORMATION		207
MISCELLANEOUS		208
ev3—INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS		F-1
ANNEX A	AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B	OPINION OF DEUTSCHE BANK SECURITIES INC.	B-1
ANNEX C	OPINION OF PIPER JAFFRAY & CO.	C-1

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this information statement/prospectus concerning the medical device industry, the endovascular market and the related peripheral vascular, cardiovascular and neurovascular sub-markets, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third party sources, such as Millennium Research Group, IMS Health and MEDACorp, and ev3 and/or MTI management estimates. ev3 and MTI management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by ev3 or MTI, as the case may be, based on such data and ev3’s and MTI’s knowledge of such industry and markets, which ev3 and MTI believe to be reasonable. None of the sources cited in this information statement/prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. The internal research of ev3 and MTI has not been verified by any independent source, and ev3 and MTI have not independently verified any third-party information and cannot assure you of its accuracy or completeness. In addition, while ev3 and MTI believe the market position, market opportunity and market share information included in this information statement/prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

In the following questions and answers below, we highlight selected information from this information statement/prospectus but we have not included all of the information that may be important to you regarding the merger and the transactions contemplated by the merger agreement. To better understand the merger and the transactions contemplated by the merger agreement, and for a complete description of their legal terms, you should carefully read this entire information statement/prospectus, including the annexes, as well as the documents that we have incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 207.

Q:    What is the proposed transaction?

A:    ev3 and MTI have agreed to an acquisition of MTI by ev3 under the terms of a merger agreement that is described in this information statement/prospectus. A copy of the merger agreement is attached to this information statement/prospectus as Annex A. Under the merger agreement, a wholly owned subsidiary of ev3 will merge with and into MTI, with MTI surviving the merger as a wholly owned subsidiary of ev3. As a result, MTI stockholders will have their shares of MTI common stock converted into shares of ev3 common stock.

Q:    Why is ev3 acquiring the remaining MTI shares that it does not already own?

A:    ev3 believes that the merger will enable ev3 and MTI to create a simpler, unified capital structure in which equity investors would participate in the equity of ev3 and MTI only at the ev3 level and to provide the holders of MTI common stock with greater liquidity through the ev3 common stock that they receive in the merger. In addition, ev3 believes that the merger would enhance ev3’s and MTI’s collective ability to pursue a coordinated strategy for their cardio peripheral and neurovascular products, enable the combined company to provide consistent and appropriate long-term incentives for its management team and create opportunities for cost reductions through the reduction of overhead and reporting and compliance costs. To review ev3’s reasons for the merger, as well as the MTI special committee’s and MTI’s reasons for the merger, see “The Merger—ev3’s Reasons for the Merger” and “The Merger—The MTI Special Committee’s and MTI’s Reasons for the Merger” beginning on pages 60 and 57, respectively.

Q:    What will I receive in exchange for my MTI shares?

A:    If you are an MTI stockholder, you will receive 0.476289 of a share of ev3 common stock in exchange for each share of MTI common stock at the time the merger is completed. ev3 will not issue fractional shares of ev3 common stock. Any MTI stockholder entitled to receive a fractional share of ev3 common stock will receive a cash payment instead of a fractional share.

Q:    Are the economic terms of the merger different from the terms of the contemplated exchange offer ev3 announced on October 10, 2005?

A:    Yes. On October 10, 2005, ev3 announced its intention to commence an exchange offer of 0.45797 of a share of ev3 common stock for each share of MTI common stock that ev3 did not own. On November 14, 2005, ev3 and MTI announced that ev3 and MTI had entered into a merger agreement providing for the merger of a wholly owned subsidiary of ev3 with and into MTI, with MTI surviving as a wholly owned subsidiary of ev3. Under the merger agreement, MTI stockholders would receive 0.476289 of a share of ev3 common stock for each share of MTI common stock that they own. This exchange ratio represents a 4% increase in the number of ev3 shares to be issued to each MTI stockholder from the proposed exchange ratio announced on October 10, 2005 in connection with ev3’s initial proposal to MTI. As a result of the execution of the merger agreement, ev3 no longer intends to commence an exchange offer for the MTI shares it does not own.

v

Q:    Did the MTI board delegate to a special committee of independent directors the authority to evaluate the merger?

A:    Yes. MTI’s board of directors delegated authority to evaluate and make a recommendation regarding the merger to its standing special committee of independent directors consisting of George Wallace and Richard D. Randall, which we refer to as the MTI special committee. In delegating this authority to the MTI special committee, the MTI board of directors agreed that it would not approve the merger without the recommendation of the MTI special committee. After careful consideration, the MTI special committee determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, in the best interests of, and advisable for MTI and MTI stockholders (other than ev3 and its affiliates). The MTI special committee recommended that the board of directors of MTI approve and adopt and declare advisable the merger agreement and the transactions contemplated by the merger agreement.

Based on the recommendation of the MTI special committee, the MTI board of directors has declared advisable and approved and adopted the merger agreement and the transactions contemplated by the merger agreement.

Q:    Did the MTI special committee obtain advice from outside financial advisors as to the fairness of the exchange ratio from a financial point of view?

A:    Yes. The MTI special committee retained Deutsche Bank Securities Inc. as its financial advisor to make a determination as to the fairness of the exchange ratio to the MTI public stockholders from a financial point of view. Deutsche Bank Securities Inc. rendered its opinion that the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to MTI’s public stockholders. A copy of this opinion is attached to this information statement/prospectus as Annex B. We urge you to read the opinion carefully in its entirety for a description of the assumptions and qualifications made and other matters considered by Deutsche Bank Securities Inc. in rendering its opinion.

Q.     What percentage of ev3 common stock will current MTI public stockholders own after the completion of the merger?

A.     ev3 anticipates that after the completion of the merger, MTI stockholders whose MTI shares will be exchanged in the merger for shares of ev3 common stock will own for approximately           % of the shares of ev3 common stock outstanding at the conclusion of the merger, without regard to stock options, and           % on a fully diluted basis including the exercise of stock options granted to MTI stockholders. In general, this assumes that approximately                  shares of ev3 common stock would be issued in the merger (not including shares subject to stock options that ev3 will assume from MTI in the merger), based upon the number of shares of MTI common stock outstanding on,                   , the last practicable day before the printing of this information statement/prospectus.

         The holders of ev3 common stock are entitled to one vote for each share they hold. The former stockholders of MTI who will receive ev3 common stock will, therefore, hold approximately           % of the outstanding voting power of ev3 immediately following the merger, without regard to stock options, and           % of the voting power on a fully diluted basis.

Q:    Is any further vote of MTI stockholders needed to approve the merger?

A:    No. Delaware law allows stockholders to act by written consent instead of holding a meeting, unless specifically prohibited by the company’s certificate of incorporation. MTI’s certificate of incorporation does not prohibit stockholder action by written consent. Because ev3, which through its wholly owned subisidiary Micro Investment, LLC, or MII, owns a sufficient number of MTI shares to approve the merger by written consent, has already executed a written consent voting its shares in favor of the merger, no other vote of MTI stockholders is required or being sought.

Q:    Will I have appraisal rights in connection with the merger?

A:    No. Because MTI common stock and ev3 common stock are quoted on the NASDAQ National Market, or NASDAQ, MTI stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.

Q.     Will I be taxed on the ev3 common stock that I receive?

A.     Each of ev3 and MTI expects the merger to qualify as a reorganization for United States federal income tax purposes, and the completion of the merger is conditioned on the receipt by each of ev3 and the MTI special committee of opinions from their respective tax counsel to the effect that the merger will so qualify. Assuming that the merger qualifies as a reorganization for United States federal income tax purposes, MTI stockholders generally would not recognize gain or loss upon the conversion of MTI common stock into ev3 common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. See “Material U.S. Federal Income Tax Considerations” beginning on page 97. The tax consequences to you will depend on the facts and circumstances of your particular situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the merger.

Q:    What do I need to do now?

A:    Nothing, other than carefully reading the information contained in this information statement/prospectus. After the merger is completed, MTI stockholders will receive written instructions and a letter of transmittal for exchanging their shares of MTI common stock for shares of ev3 common stock and cash instead of fractional shares of ev3 common stock. Please do not send your MTI stock certificates to us until you receive the instructions and letter of transmittal.

Q:    When do you expect to complete the merger?

A:    We currently expect to complete the merger on the 20th business day from the date this information statement/prospectus is first mailed to MTI stockholders, which is on or about          ,           provided that all conditions to closing the merger have been satisified or waived.

Q.     Have any lawsuits been filed in connection with this transaction?

A.     Yes. On October 11, 2005, a purported stockholder class action lawsuit purportedly on behalf of MTI’s minority stockholders challenging the previously announced exchange offer was filed in the Delaware Court of Chancery against MTI, MTI’s directors and ev3. The complaint alleges the then-proposed transaction constituted a breach of defendants’ fiduciary duties.

         The complaint seeks an injunction preventing the completion of the transaction or, if the transaction is completed, rescission of the transaction or rescissory damages, unspecified damages, costs and attorneys’ fees and expenses. See “The Merger—Stockholder Litigation Related to the Merger” beginning on page 6 for a discussion of this lawsuit.

Q:    Where can I find more information?

A:    You may obtain more information from various sources, as set forth under “Where You Can Find More Information” beginning on page 207. If you have any questions about the merger, or would like copies of any of the documents we refer to in this information statement/prospectus, including additional copies of this information statement/prospectus, please contact U.S. Stock Transfer Corporation, the information agent, at: 1745 Gardena Avenue, Glendale, California 91204. Call toll-free at: (800) 835-8778.

SUMMARY

The following summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To better understand the merger agreement and the transactions contemplated by the merger agreement, including the merger, you should carefully read this entire information statement/prospectus and the information incorporated by reference in this information statement/prospectus that has been filed with the SEC. You may obtain the information incorporated by reference in this information statement/prospectus without charge by following the instructions in “Where You Can Find More Information” beginning on page 207.

The Companies

ev3 Inc.

4600 Nathan Lane North
Plymouth, Minnesota 55442
Telephone: (763) 398-7000

ev3 is a leading global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders. Vascular disease may occur in any part of the body, and is generally manifested as an occlusion or rupture of a blood vessel. The endovascular devices market conventionally is divided into three sub-markets defined by anatomic location: peripheral vascular, cardiovascular and neurovascular. ev3’s name signifies its commitment to serve each of these three endovascular markets. ev3’s corporate strategy is to be a global provider of products for underserved and emerging opportunities within these markets. ev3’s strategy in the peripheral vascular and neurovascular markets is to be a leader in both markets by providing a portfolio of products that addresses a broad spectrum of physician needs and clinical indications. ev3’s strategy in the cardiovascular market is to target emerging therapeutic opportunities where it can establish a leadership position.

Beginning in 2000, Dale A. Spencer, an experienced leader in the endovascular device industry, together with Warburg Pincus LLC, a global private equity firm, and The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry, which ev3 refers to collectively as its investor group, made a series of strategic investments and ultimately acquired a controlling interest in several companies that were merged together in 2002 to form ev3 Endovascular, Inc. Through 2002, ev3’s investor group built its platform by acquiring technologies which ev3 developed into its current peripheral vascular and cardiovascular product portfolios. In addition, through a series of investments beginning in 2001, Warburg Pincus LLC and certain of its affiliates, which we refer to collectively as Warburg Pincus, and The Vertical Group, L.P. and certain of its affiliates, which we refer to collectively as The Vertical Group, together acquired a majority interest in MTI.

ev3 LLC was formed in September 2003 to hold the ev3 investor group’s and management’s interests in both ev3 Endovascular and Micro Investment, LLC, a specially formed limited liability company which holds the majority interest in MTI. Immediately following the formation, ev3 LLC owned 100% of ev3 Endovascular and, indirectly through its 100% interest in Micro Investment, LLC, a majority interest in MTI. Following the formation of ev3 LLC, Warburg Pincus and The Vertical Group purchased directly additional interests in MTI that constituted 20.0% of MTI’s common stock. On January 28, 2005, ev3 Inc. was formed as a subsidiary of ev3 LLC. On May 26, 2005, Warburg Pincus and The Vertical Group contributed all of the shares of MTI common stock directly owned by them to ev3 LLC in exchange for common membership units. Immediately prior to the consummation of ev3 Inc.’s initial public offering on June 21, 2005, ev3 LLC merged with and into ev3 Inc., and ev3 Inc. became the holding company for all of ev3 LLC’s subsidiaries.

ev3’s neurovascular operations are substantially comprised of its interest in MTI. Because MTI is a majority-owned subsidiary, ev3 consolidates MTI for accounting purposes. Based on MTI’s external financial statements, approximately 41% of ev3’s net sales and 38% of ev3’s net losses in 2004 were attributable to MTI.

ev3’s common stock is traded on NASDAQ under the symbol “EVVV”.

Micro Therapeutics, Inc.

2 Goodyear
Irvine, California 92618
Telephone: (949) 837-3700

MTI manufactures and markets minimally invasive medical devices for the diagnosis and treatment of vascular disease. MTI is focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of neurovascular disorders of the brain associated with stroke. MTI currently markets over 40 products. MTI’s customers consist primarily of neuro-radiologists and neurosurgeons.

MTI’s current products and products under development for the neurovascular market are focused on treating disorders such as aneurysms and arterial-venous malformations, or AVMs. The current portfolio consists of Sapphire, NXT and Tetris embolic coils, all of which are targeted to treat brain aneurysms; Onyx® Liquid Embolic, a proprietary material that is targeted to treat both brain aneurysms and AVMs; and a range of access and delivery products that include microcatheters, balloon systems and guidewires which allow access to small, remote blood vessels. MTI also offers products in the peripheral vascular market, designed for less invasive treatment of blood clots. These include: (i) a broad offering of infusion catheters, microcatheters and infusion wires; and (ii) a mechanical thrombolytic device, the Castaneda Over-The-Wire Brush™, designed for rapid interventional clot disruption and dissolution through mechanical mixing of a thrombolytic drug with the clot.

MTI was incorporated in California in 1993 and reincorporated in Delaware in 1996. MTI’s common stock is traded on NASDAQ under the symbol “MTIX.”

Micro Investment, LLC

4600 Nathan Lane North
Plymouth, Minnesota 55442
Telephone: (763) 398-7000

MII is a Delaware limited liability company and a direct wholly owned subsidiary of ev3. MII does not conduct any business, other than holding ev3’s investment in MTI. In the merger, MII will be merged with and into MTI, with MTI surviving the merger as a wholly owned subsidiary of ev3.

The Merger (see page 44)

ev3 and MTI have agreed to the acquisition of MTI by ev3 under the terms of the Agreement and Plan of Merger, dated as of November 14, 2005, referred to as the merger agreement that is described in this information statement/prospectus. We have attached a copy of the merger agreement, as Annex A to this information statement/prospectus. ev3 and MTI encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. Pursuant to the merger agreement, MII will merge with and into MTI, and MTI will survive the merger as a wholly owned subsidiary of ev3.

Consideration to be Received in the Merger by MTI Stockholders

In the merger, each outstanding share of MTI common stock not owned by MII will be converted into the right to receive 0.476289 of a share of ev3 common stock and cash instead of a fractional share of ev3 common stock. Based on the number of shares of MTI common stock outstanding on                          , the last practicable day before the printing of this information statement/prospectus, ev3 expects to issue approximately                   shares of ev3 common stock at the completion of the merger. Immediately following the merger, based on shares of MTI common stock and ev3 common stock outstanding as of                               , it is anticipated that current stockholders of MTI, other than ev3 and its subsidiaries, will own approximately           % of ev3’s outstanding common stock without regard to stock options and           % on a fully diluted basis.

The value of the consideration per share of MTI common stock that an MTI stockholder receives in the merger is not fixed and will depend upon the value of 0.476289 of a share of ev3 common stock upon the completion of the merger. This value may be ascertained by multiplying the trading price of ev3’s common stock by 0.476289. The merger agreement does not provide MTI with a price-based termination right or other protection for MTI stockholders against a decline in the market price of ev3’s common stock.

Fractional Shares

ev3 will not issue fractional shares of ev3 common stock in the merger. As a result, an MTI stockholder will receive cash for any fractional share of ev3 common stock that they would otherwise be entitled to receive in the merger.

Treatment of MTI Stock Options

Upon completion of the merger, ev3 will assume MTI’s employee stock option plans, stock options and employee stock purchase plan. As a result, options to acquire shares of MTI common stock will be converted into options to acquire shares of ev3 common stock. The number of shares that each option represents a right to purchase and the exercise price per share will be adjusted based on the exchange ratio, with substantially similar terms in all other respects.

Reasons for the Merger (see page 57)

The MTI board of directors, based on the unanimous recommendation and approval of the MTI special committee, unanimously declared the merger agreement advisable and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. For a description of the factors on which the MTI special committee and the MTI board of directors based their determinations, see “The MTI Special Committee’s and MTI’s Reasons for the Merger” beginning on page 57.

Opinion of Financial Advisor to the MTI Special Committee (see page 3)

On November 13, 2005, Deutsche Bank Securities Inc., or Deutsche Bank, financial advisor to the MTI special committee, delivered to the MTI special committee its oral opinion, which was subsequently confirmed in a written opinion dated November 14, 2005, that, as of that date, and based upon such other matters as Deutsche Bank considered relevant, the exchange ratio pursuant to the merger agreement was fair to the MTI public stockholders, from a financial point of view. The full text of Deutsche Bank’s opinion is attached as Annex B to this information statement/prospectus. MTI recommends that its stockholders read the opinion of Deutsche Bank in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on, and qualifications to, the review undertaken. Deutsche Bank’s opinion is directed to the MTI special committee and does not constitute a recommendation to any stockholder regarding the transaction.

Opinion of Piper Jaffray to ev3 (see page 69)

Piper Jaffray & Co., or Piper Jaffray, delivered its opinion to the board of directors of ev3 on November 12, 2005 that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, an assumed exchange ratio of 0.48086 of a share of ev3 common stock issued in exchange for each share of MTI common stock as merger consideration to be paid to MTI, on and subject to the other terms and conditions set forth in a draft of the merger agreement in the form provided to Piper Jaffray on November 10, 2005, was fair to ev3 from a financial point of view. The full text of Piper Jaffray’s opinion is attached as Annex C to this information statement/prospectus. Management of ev3 had instructed Piper Jaffray to use an outside maximum possible exchange ratio of 0.48086 for purposes of rendering its opinion (and not the ratio included in the draft merger agreement provided to them by ev3).

Interests of Certain Persons in the Merger (see page 103)

You should be aware that a number of directors and officers of MTI, some of whom are also directors and/or officers of ev3, have interests in the merger that are different from, or in addition to, the interests of MTI stockholders generally. The MTI board of directors and the MTI special committee, and the ev3 board of directors and the special committee of independent directors of ev3, were aware of these interests, to the extent they existed at the time, and considered them, among other matters, in recommending and approving, as applicable, the merger agreement and the transactions contemplated by the merger agreement.

Listing of ev3 Common Stock and Delisting of MTI Common Stock

Application will be made to have the shares of ev3 common stock issued in the merger approved for listing on NASDAQ, where ev3’s common stock is currently traded under the symbol “EVVV.” If the merger is completed, MTI common stock will no longer be quoted on NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and MTI will no longer file periodic reports with the SEC.

Written Consent

Delaware law allows stockholders to act by written consent instead of holding a meeting, unless specifically prohibited by the company’s certificate of incorporation. MTI’s certificate of incorporation does not prohibit stockholder action by written consent. Because ev3, which through MII owns a sufficient number of MTI shares to approve the merger by written consent, has already executed a written consent voting its shares in favor of the merger, no other vote of MTI stockholders is required or being sought.

Appraisal Rights (see page 75)

Because MTI common stock and ev3 common stock are quoted on NASDAQ, MTI stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.

Regulatory Approvals (see page 76)

We are not aware of any material regulatory approvals required in connection with the merger, except as described in this information statement/prospectus. We intend to make all required filings under the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act, relating to the merger.

Shares of ev3 common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of ev3 common stock issued to affiliates of either ev3 or MTI.

Conditions to Completion of the Merger (see page 94)

ev3 and MTI are required to complete the merger only if certain customary conditions are satisfied or waived, including:

•  the absence of any applicable law or any restraining order, injunction or other judgment issued by any court or other government entity of competent jurisdiction prohibiting completion of the merger;

•  all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by any governmental entity, if any, necessary for the completion of the merger have been filed, expired or obtained, except those that, individually or in the aggregate, would not be expected to have a material adverse effect on ev3, after giving effect to the merger, if not filed, expired or obtained;

•  the shares of ev3 common stock to be issued in the merger have been approved for quotation on NASDAQ, subject to official notice of issuance;

•  the effectiveness of, and the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form S-4 of which this information statement/prospectus forms a part;

•  the receipt of opinions by ev3 and the MTI special committee from their respective tax counsel that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code;

•  the accuracy of the other party’s representations and warranties in the merger agreement, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the representing party; and

•  performance by the other party in all material respects of all of its obligations required under the merger agreement.

Accounting Treatment (see page 76)

The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Material U.S. Federal Income Tax Considerations (see page 97)

Each of ev3 and MTI expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming that the merger qualifies as a reorganization for United States federal income tax purposes, MTI stockholders generally would not recognize gain or loss upon the conversion of MTI common stock into ev3 common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. See “Material U.S. Federal Income Tax Considerations” beginning on page 97. Tax matters are very complicated and the tax consequences to you will depend on the facts and circumstances of your particular situation. Please consult your tax adviser for a full understanding of the tax consequences to you of the merger.

Termination of the Merger Agreement (see page 95)

The merger agreement may be terminated at any time prior to the completion of the merger by the mutual consent of ev3 and MTI. Under certain circumstances specified in the merger agreement, either ev3 or MTI may terminate the merger agreement, including if:

•       the merger is not completed by March 31, 2006 (or by April 30, 2006 if the information statement/prospectus has been mailed to MTI stockholders prior to March 31, 2006);

•       any restraining order, injunction or other judgment issued by any court or other government entity of competent jurisdiction prohibiting the completion of the merger or other transactions contemplated by the merger agreement is in effect and has become final and nonappealable; or

•       the other party has materially breached its representations, warranties, covenants or other agreements in the merger agreement which results in a failure of certain of the conditions to the completion of the merger being satisfied and has not cured such breach.

Comparison of Rights of Stockholders of MTI and Stockholders of ev3

If we successfully complete the merger, holders of MTI common stock will become ev3 stockholders, and their rights as stockholders will be governed by ev3’s amended and restated certificate of incorporation and bylaws. There are differences between the certificates of incorporation and bylaws of MTI and ev3. Because MTI and ev3 are both Delaware corporations, the rights of MTI stockholders will continue to be governed by Delaware law after the completion of the merger. For a summary of material differences between the rights of holders of MTI common stock and holders of ev3 common stock, see “Comparison of Rights of Stockholders of MTI and Stockholders of ev3 beginning on page 200.

Risks Associated with the Merger (see page 17)

For a discussion of risks relating to the merger, the merger agreement, ev3’s business and ev3 common stock, see “Risk Factors” beginning on page 17.

Stockholder Litigation Related to the Merger (see page 76)

On October 11, 2005, a purported stockholder class action lawsuit purportedly on behalf of MTI’s minority stockholders challenging the previously announced exchange offer was filed in the Delaware Court of Chancery against MTI, MTI’s directors and ev3. The complaint alleges that the then-proposed transaction constituted a breach of the defendants’ fiduciary duties.

The complaint seeks an injunction preventing the completion of the transaction or, if the transaction is completed, rescission of the transaction or rescissory damages, unspecified damages, costs and attorneys’ fees and expenses.

Dividends

Neither ev3 nor MTI has ever paid any cash dividends on its common stock and neither intends to do so in the foreseeable future.

ev3 Selected Historical Combined Consolidated Financial Data

The following selected combined consolidated financial data set forth the results of operations and balance sheet data of ev3. On January 28, 2005, ev3 Inc. was formed as a subsidiary of ev3 LLC. Immediately prior to the closing of ev3 Inc.’s initial public offering on June 21, 2005, ev3 LLC merged with and into ev3 Inc., and ev3 Inc. became the holding company for all of ev3 LLC’s subsidiaries. Warburg Pincus and The Vertical Group directly owned an aggregate of 9,704,819 shares of MTI’s common stock, or 20.0% of the outstanding shares of MTI’s common stock as of May 1, 2005. On May 26, 2005, pursuant to a contribution and exchange agreement dated as of April 4, 2005, Warburg Pincus and The Vertical Group contributed these shares of MTI’s common stock to ev3 LLC in exchange for 10,804,500 and 3,004,332 common membership units of ev3 LLC, respectively, which were converted into 1,800,750 and 500,722 shares of ev3 Inc.’s common stock, respectively, as a result of the merger described above and ev3 Inc.’s one for six reverse stock split effected on June 21, 2005. As a result of the merger described above, as of October 2, 2005, ev3 Inc. owned 34,041,578 shares of MTI’s common stock, or 70.2% of the outstanding shares of MTI’s common stock. As the controlling stockholder, the contribution of the MTI shares by Warburg Pincus, representing a 15.7% interest in MTI as of May 26, 2005, was accounted for as a transfer of assets between entities under common control resulting in the retention of historical based accounting. The consolidated financial statements included in this information statement/prospectus give effect to the contribution of MTI shares owned by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. The contribution of the MTI shares owned by The Vertical Group was accounted for under the purchase method of accounting on the contribution date. As of October 2, 2005 and December 31, 2004, ev3 owned 70.2% and 66.0% of the outstanding shares of common stock of MTI, respectively. The following results of operations data include the financial results of MTI, which we consolidate for accounting purposes but is not yet wholly owned. The consolidation of MTI for accounting purposes results in all of MTI’s assets and liabilities being included in ev3’s consolidated balance sheets. Although all of MTI’s assets are included in ev3’s consolidated balance sheets prior to the completion of the merger, not all of these assets would be available to ev3 for distribution to its stockholders in the event of MTI’s liquidation. Immediately prior to the consummation of ev3’s initial public offering, ev3 completed a one for six reverse stock split of its outstanding common stock. The net loss per share and the weighted average common shares outstanding presented in this information statement/prospectus reflect this reverse stock split.

The following selected combined consolidated financial data should be read in conjunction with “ev3—Management’s Discussion and Analysis of Financial Condition and Results of Operation” and ev3’s combined consolidated financial statements and related notes appearing elsewhere in this information statement/prospectus. The selected combined consolidated financial data for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 are derived from ev3’s combined consolidated financial statements included elsewhere in this information statement/prospectus. The selected combined consolidated financial data as of and for the year ended December 31, 2000 are derived from ev3’s unaudited combined consolidated financial statements and the selected combined consolidated financial data as of and for the years ended December 31, 2001 and 2002 are derived from ev3’s audited combined consolidated financial statements not included in this information statement/prospectus. The selected combined consolidated financial data as of and for the nine months ended October 3, 2004 and October 2, 2005 have been derived from ev3’s combined consolidated financial statements included elsewhere in this information statement/prospectus and, in ev3’s opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair statement of the data for those periods. The historical results are not necessarily indicative of results to be expected in any future period.

						For the Nine Months Ended
	For the Year Ended December 31,					October 3,	October 2,
	2000	2001	2002	2003	2004	2004	2005
	(unaudited)					(unaudited)
	(dollars in thousands, except per unit and per share amounts)
Results of Operations:
Net sales	$—	$13,318	$37,084	$67,639	$86,334	$60,803	$92,722
Operating expenses:
Cost of goods sold	—	5,797	16,930	30,218	39,862	27,484	38,484
Sales, general and administrative	—	15,773	48,139	82,479	103,031	71,960	94,823
Research and development	—	9,609	32,994	45,145	38,917	30,320	30,653
Amortization of intangible assets	—	2,287	17,370	12,078	9,863	7,416	7,877
(Gain) loss on sale of assets, net	—	—	—	14	(14,364)	(14,495)	204
Acquired in-process research and development	4,698	16,668	104,192	488	—	—	868
Total operating expenses	4,698	50,134	219,625	170,422	177,309	122,685	172,909
Loss from operations	(4,698)	(36,816)	(182,541)	(102,783)	(90,975)	(61,882)	(80,187)
Other (income) expense:
Gain on sale of investments, net	—	—	(7,386)	(3,409)	(1,728)	(1,728)	(4,611)
Interest expense	—	—	1,123	12,673	25,428	20,415	10,833
Equity loss of investee	—	8,363	2,160	—	—	—	—
Minority interest in loss of subsidiary	—	(6,516)	(13,258)	(3,808)	(13,846)	(11,982)	(1,212)
Other (income) expense, net	—	353	(172)	(1,606)	(1,752)	319	2,912
Loss before income taxes	(4,698)	(39,016)	(165,008)	(106,633)	(99,077)	(68,906)	(88,109)
Income tax (benefit) expense	—	(1,222)	172	303	196	—	(61)
Net loss	(4,698)	(37,794)	(165,180)	(106,936)	(99,273)	(68,906)	(88,048)
Accretion of preferred membership units to redemption value(1)	—	—	—	7,651	23,826	17,792	12,061
Net loss attributable to common unit/share holders	$(4,698)	$(37,794)	$(165,180)	$(114,587)	$(123,099)	$(86,698)	$(100,109)
Net loss per common unit/share(2):
Basic and diluted	$(270.34)	$(68.46)	$(224.49)	$(130.67)	$(57.44)	$(43.07)	$(4.99)
Number of units/shares used in per unit/share calculations(2):
Basic and diluted	17,378	552,086	735,786	876,894	2,142,986	2,012,829	20,069,139

	As of December 31,					As of October 2,
	2000	2001	2002	2003	2004	2005
	(unaudited)					(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$44,690	$4,174	$23,625	$20,131	$94,762
Short-term investments	—	—	—	—	—	12,010
Current assets	—	54,345	24,565	58,687	68,609	168,548
Total assets	125	112,360	184,397	207,023	212,046	314,554
Current liabilities excluding demand notes	—	13,958	32,513	32,379	36,025	35,999
Demand notes payable—related parties	—	—	108,199	213,033	299,453	—
Total liabilities	—	14,577	141,706	250,676	336,180	36,481
Preferred membership units	—	94,216	204,513	230,202	254,028	—
Total equity (deficit)	125	(26,998)	(183,015)	(285,672)	(394,472)	264,744

(1)      The accretion of preferred membership units to redemption value presented above is based on the rights to which the Class A and Class B preferred membership unit holders of ev3 LLC were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Notwithstanding this accretion right, in connection with the merger of ev3 LLC with and into ev3 Inc., each membership unit representing a preferred equity interest in ev3 LLC was converted into the right to receive one share of ev3 common stock and did not receive any additional rights with respect to the liquidation preference. As a result, no further accretion related to these preferred units will be recorded.

(2)      Net loss per common unit/share and number of units/shares used in per unit/share calculations reflect ev3 Inc.’s June 21, 2005 one for six reverse stock split for all periods presented.

MTI Selected Historical Financial Data

The following table sets forth selected historical financial data for MTI. The following data as of and for each of the years ended December 31, 2002, 2003 and 2004 have been derived from MTI’s audited consolidated financial statements incorporated by reference in this information statement/prospectus.  The following data as of and for the nine months ended October 3, 2004 and October 2, 2005 have been derived from MTI’s unaudited consolidated financial statements incorporated by reference in this information statement/prospectus. In the opinion of MTI’s management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the information for the periods presented. The results of operations for the nine months ended October 2, 2005 are not necessarily indicative of the results that will be achieved for the full year ending December 31, 2005, or any future period. The following information is only a summary and should be read together with MTI’s consolidated financial statements, accompanying notes and management’s discussion and analysis of results of operations and financial condition of MTI, all of which can be found in publicly available documents, including those incorporated by reference in this information statement/prospectus. See “Where You Can Find More Information” on page 207.

						For the Nine Months Ended
	For the Year Ended December 31,					October 3,	October 2,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Results of Operations:
Net sales	$5,683,000	$8,763,000	$12,679,000	$24,482,000	$35,725,000	$24,847,000	$38,549,000
Cost of sales	3,225,000	4,371,000	6,033,000	9,667,000	14,641,000	10,125,000	12,284,000
Gross margin	2,458,000	4,392,000	6,646,000	14,815,000	21,084,000	14,722,000	26,265,000
Costs and expenses:
Research and development	5,433,000	6,522,000	7,532,000	9,529,000	8,280,000	6,520,000	8,298,000
Clinical and regulatory	2,113,000	3,539,000	6,701,000	8,174,000	6,056,000	4,442,000	3,167,000
Marketing and sales	3,832,000	5,447,000	10,539,000	7,150,000	7,241,000	5,233,000	7,346,000
Distribution fees charged by ev3 Endovascular	—	—	2,221,000	6,185,000	6,619,000	4,989,000	7,218,000
General and administrative	2,577,000	3,530,000	5,388,000	10,683,000	13,874,000	10,903,000	8,836,000
Distributor termination	—	5,206,000	618,000	—	823,000	823,000	(400,000)
Facility consolidation	—	—	—	—	2,527,000	—	85,000
Acquired in-process research and development	—	—	4,300,000	—	—	—	—
Total costs and expenses	13,955,000	24,244,000	37,299,000	41,721,000	45,420,000	32,910,000	34,380,000
Loss from operations	(11,497,000)	(19,852,000)	(30,653,000)	(26,906,000)	(24,336,000)	(18,188,000)	(8,115,000)
Other income (expense):
Amortization of exchange feature of notes payable	—	—	—	(100,000)	(15,338,000)	(15,338,000)	—
Gain on sale of investment	—	—	7,386,000	14,647,000	1,728,000	1,728,000	4,611,000
Interest income (expense)	786,000	737,000	419,000	95,000	176,000	136,000	183,000
Interest expense	(1,075,000)	(799,000)	(41,000)	(182,000)	(315,000)	(320,000)	(15,000)
Stock issuance expense	—	—	—	(600,000)	—	—	—
Foreign currency transaction gains (loss)	—	—	—	214,000	599,000	28,000	(710,000)
Other	2,000	1,000	148,000	47,000	38,000	36,000	78,000
Total other income (expense)	(287,000)	(61,000)	7,912,000	14,121,000	(13,112,000)	(13,730,000)	4,147,000
Loss before provision for income taxes	(11,784,000)	(19,913,000)	(22,741,000)	(12,785,000)	(37,448,000)	(31,918,000)	(3,968,000)
Provision for income taxes	1,000	1,000	3,000	2,000	2,000	2,000	2,000
Loss before extraordinary item	(11,785,000)	(19,914,000)	(22,744,000)	(12,787,000)	(37,450,000)	(31,920,000)	(3,970,000)
Extraordinary loss on early extinguishment of debt	—	(716,000)	—	—	—	—	—
Net loss	$(11,785,000)	$(20,630,000)	$(22,744,000)	$(12,787,000)	$(37,450,000)	$(31,920,000)	$(3,970,000)
Net loss per share (basic and diluted)	$(1.22)	$(1.40)	$(1.06)	$(0.38)	$(0.86)	$(0.76)	$(0.08)
Weighted average shares outstanding	9,628,000	14,702,000	21,382,000	33,524,000	43,516,000	41,958,000	48,455,000

	As of December 31,					As of October 2,
	2000	2001	2002	2003	2004	2005
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$9,873,000	$36,974,000	$1,533,000	$16,551,000	$11,647,000	$3,144,000
Total current assets	13,021,000	41,023,000	9,494,000	30,631,000	28,979,000	23,211,000
Total assets	16,603,000	44,471,000	37,685,000	62,264,000	61,238,000	53,580,000
Total current liabilities	1,830,000	7,730,000	14,512,000	12,895,000	13,243,000	8,935,000
Notes payable, net	10,980,000	—	—	10,902,000	—	—
Total liabilities	13,484,000	8,305,000	15,004,000	23,797,000	13,243,000	8,935,000
Accumulated deficit	(52,602,000)	(73,233,000)	(95,977,000)	(108,764,000)	(146,214,000)	(150,184,000)
Total stockholders’ equity	3,119,000	36,166,000	22,681,000	38,467,000	47,995,000	44,645,000
Total liabilities and stockholders’ equity	$16,603,000	$44,471,000	$37,685,000	$62,264,000	$61,238,000	$53,580,000

Selected Unaudited Combined Condensed Consolidated Pro Forma Financial Data

The unaudited pro forma condensed consolidated combined balance sheet data presented below gives effect to the acquisition of the outstanding shares of MTI common stock not currently owned by ev3 and its subsidiaries for an aggregate purchase price of approximately $98.5 million paid in ev3 common stock and cash for fractional shares and, accordingly, the elimination of the MTI common stock minority interest, as if these transactions had occurred on October 2, 2005. The following selected unaudited pro forma combined condensed consolidated results of operations data for the year ended December 31, 2004 and the nine months ended October 2, 2005 gives effect to the merger and the May 2005 contribution of the MTI shares by The Vertical Group to ev3 as if these transactions had occurred on January 1, 2004. The following selected unaudited pro forma combined condensed consolidated financial information was prepared based on the historical financial results reported by ev3 included in this information statement/prospectus and information and assumptions that each company’s management believes are reasonable. The following should be read in conjunction with “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 11 and the ev3 and MTI audited and unaudited financial statements included or incorporated by reference in this information statement/prospectus.  See “Where You Can Find More Information” on page 207.

The selected unaudited pro forma combined condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had the entities been a single entity during these periods.

	Pro Forma
	For the Nine Months Ended October 2, 2005	For the Year Ended December 31, 2004
	(dollars in thousands, except per share amounts)
Results of Operations:
Net sales	$92,722	$86,334
Operating expenses:
Cost of goods sold	38,556	39,937
Sales, general and administrative	95,078	103,298
Research and development	30,809	39,080
Amortization of intangible assets	14,535	18,971
(Gain) loss on sale or disposal of assets, net	204	(14,364)
Acquired in-process research and development	—	—
Total operating expenses	179,182	186,922
Loss from operations	(86,460)	(100,588)
Other (income) expense:
Gain on sale of investments, net	(4,611)	(1,728)
Interest expense, net	10,833	25,428
Other expense, net	2,912	(1,752)
Loss before income taxes	(95,594)	(122,536)
Income tax (benefit) expense	(61)	196
Net loss	(95,533)	(122,732)
Accretion of preferred membership units to redemption value	12,061	23,826
Net loss attributable to common shareholders	$(107,594)	$(146,558)
Net loss per common share attributed to common shareholders (basic and diluted)	$(3.95)	$(15.36)
Weighted average common shares outstanding	27,232,669	9,541,400

Pro Forma
As of October 2, 2005
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$94,762
Short-term investments	12,010
Total current assets	169,325
Total assets	395,104
Total current liabilities	37,499
Total liabilities	37,981
Accumulated deficit	(545,320)
Total stockholders’ equity	357,123
Total liabilities and stockholders’ equity	$395,104

(1)                 Net loss per common share attributed to common shareholders and weighted average common shares outstanding reflect ev3’s June 21, 2005 one for six reverse stock split for all periods presented.

Unaudited Comparative Per Share Data

Presented below is historical per share data for shares of ev3 common stock, historical per share data for shares of MTI common stock, combined pro forma per share data for shares of ev3 common stock and equivalent pro forma per share data for shares of MTI common stock, as of and for the nine months ended October 2, 2005 and as of and for the fiscal year ended December 31, 2004. The historical per share data and combined pro forma per share data for shares of ev3 common stock reflect ev3’s June 21, 2005 one for six reverse stock split for all periods presented. There have been no cash dividends paid by ev3 or MTI during these periods. For more information on the payment of dividends by ev3 and MTI, see “—Dividends” on page 6. The information below is only a summary and you should read this information in conjunction with the financial statements and accompanying notes of ev3 and MTI that are included or incorporated by reference in this information statement/prospectus. See “Where You Can Find More Information” on page 207.

ev3 Historical Per Share Data

In the following table we present historical per share data for shares of ev3 common stock.

	As of and for the Nine Months Ended October 2, 2005	For the Year Ended December 31, 2004
Net loss per common share attributed to common shareholders (basic and diluted)	$(4.99)	$(57.44)
Net book value per share of ev3 common stock	$5.39

MTI Historical Per Share Data

In the following table we present historical per share data for shares of MTI common stock.

	As of and for the Nine Months Ended October 2, 2005	For the Year Ended December 31, 2004
Net loss per share (basic and diluted)	$(0.08)	$(0.86)
Net book value per share of MTI common stock	$0.92

ev3 Combined Condensed Consolidated Pro Forma Per Share Data

In the following table we present per share data regarding the net loss and book value of ev3 on an unaudited pro forma combined condensed consolidated basis. ev3’s pro forma financial data is presented below as of and for the nine months ended October 2, 2005 and as of and for the year ended December 31, 2004 and gives effect to the acquisition of the outstanding shares of MTI common stock not currently owned by ev3 for an aggregate purchase price of approximately $98.5 million paid in ev3 common stock and cash for fractional shares and, accordingly, the elimination of the MTI common stock minority interest, as though these transactions had occurred on January 1, 2004. The net book value per share has been presented as of October 2, 2005, while the net loss per share has been presented as if the merger occurred on January 1, 2004. This pro forma data is not necessarily indicative of actual results that would have been achieved by ev3 had the merger been completed on the date specified or the results of operations or financial position which may be achieved in the future. The unaudited combined condensed consolidated pro forma per share data is derived from, and should be read in conjunction with, the unaudited pro forma combined condensed consolidated financial statements and accompanying notes included in this information statement/prospectus as described under “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 11 and the financial statements and accompanying notes of ev3 and MTI that are included or incorporated by reference in this information statement/prospectus. See “Where You Can Find More Information” on page 207.

	As of and for the Nine Months Ended October 2, 2005	For the Year Ended December 31, 2004
Net loss per share attributed to common shareholders (basic and diluted)	$(3.95)	$(15.36)
Net book value per share of ev3 common stock	$6.37

MTI Equivalent Pro Forma Per Share Data

In the following table we present equivalent pro forma per share data for MTI calculated by multiplying the ev3 combined condensed consolidated pro forma per share data presented above for ev3 common stock by an exchange ratio of 0.476289. This exchange ratio represents the number of shares of ev3 common stock a former MTI stockholder would receive for each share of MTI common stock exchanged in the merger.

	As of and for the Nine Months Ended October 2, 2005	For the Year Ended December 31, 2004
Net loss per share (basic and diluted)	$(1.88)	$(7.32)
Net book value per share of MTI common stock	$3.03

Comparative Per Share Market Data

The following table sets forth the range of the reported high and low per share sales prices of shares of ev3 and MTI common stock on NASDAQ for the quarters indicated. ev3’s common stock trades on NASDAQ under the symbol “EVVV.” MTI common stock trades on NASDAQ under the symbol “MTIX.” Market prices for ev3 common stock have only been available since its initial public offering and listing on NASDAQ on June 17, 2005.

ev3

	High	Low
Fiscal year ending December 31, 2005:
Second Quarter (beginning June 17, 2005)	$14.82	$13.25
Third Quarter	21.17	12.30
Fourth Quarter (through November 22, 2005)	20.93	11.81

MTI

	High	Low
Fiscal year ended December 31, 2003:
First Quarter	$2.98	$1.80
Second Quarter	4.98	2.31
Third Quarter	6.15	3.82
Fourth Quarter	5.48	2.80
Fiscal year ended December 31, 2004:
First Quarter	$5.05	$3.06
Second Quarter	4.94	3.70
Third Quarter	4.73	3.36
Fourth Quarter	4.26	3.45
Fiscal year ending December 31, 2005:
First Quarter	$4.32	$3.52
Second Quarter	4.24	3.71
Third Quarter	6.47	3.90
Fourth Quarter (through November 22, 2005)	7.70	5.43

The table below presents, as of October 7, 2005, the last trading date prior to the public announcement of ev3’s intention to acquire all of the shares of MTI common stock it did not already own, and November 11, 2005, the last trading date prior to the public announcement of the merger:

•        the last quoted sales price of ev3 common stock, as quoted on NASDAQ;

•        the last quoted sales price of MTI common stock, as quoted on NASDAQ; and

•        the market value of a share of MTI common stock on an equivalent per share basis, based on the exchange ratio of 0.476289 of a share of ev3 common stock for each outstanding share of MTI common stock.

	ev3 Historical	MTI Historical	Equivalent Per Share Data
As of closing on October 7, 2005:
Price per share of common stock	$17.25	$5.94	$8.22	(1)
As of closing on November 11, 2005:
Price per share of common stock	$13.51	$6.12	$6.43	(1)

(1)                 We calculated the MTI equivalent data by multiplying the applicable ev3 common stock closing price by the exchange ratio in the merger of 0.476289 of a share of ev3 common stock for each share of MTI common stock.

The market prices of shares of ev3 common stock and MTI common stock are subject to fluctuation. The actual value of the shares of ev3 common stock you receive in the merger will likely differ from the values illustrated. You are urged to obtain current market quotations.

RISK FACTORS

As a result of the merger, the combined company will be subject to the following risks related to ev3’s business, ev3 common stock and/or the structure of the merger. In addition to the other information included and incorporated by reference in this information statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks. The risk factors set forth below relating to ev3’s business assume that the merger has been completed. Accordingly, certain risk factors, such as those relating to the potential conflicts of interest between ev3 and MTI, the value of ev3’s current interest in MTI and MTI’s SEC reporting requirements, which were included in certain of ev3’s previous filings with the SEC, are not included in this information statement/prospectus. You should also read and consider the other information included and incorporated by reference in this information statement/prospectus. See “Where You Can Find More Information” beginning on page 207.

Risks Related to the Merger

The number of shares of ev3 common stock that you will receive in the merger will be based upon a fixed exchange ratio. The value of the shares of ev3 common stock at the time you receive them could be less than at the date of this information statement/prospectus.

In the merger, each share of MTI common stock will be exchanged for 0.476289 of a share of ev3 common stock. This is a fixed exchange ratio. If the price of ev3 common stock declines prior to completion of the merger, the value of the ev3 common stock to be received by MTI stockholders in the merger will decrease. We will not adjust the exchange ratio as a result of any change in the market price of ev3 common stock. In addition, the merger agreement does not provide MTI with a right to terminate the merger agreement because of a decrease in the trading price of ev3 common stock. The market price of the ev3 common stock will likely be different on the date you receive shares of ev3 common stock than it is today because of changes in the business, operations or prospects of ev3, market reactions to the merger, general market and economic conditions and other factors. For example, the market price of ev3 common stock has declined from $17.25 per share on October 7, 2005, the last trading day before the announcement of ev3’s proposal to acquire the remaining outstanding shares of MTI common stock, to $13.11 on November 22, 2005. See “Summary—Comparative Per Share Market Data” beginning on page 15.

The trading price of ev3 common stock may be affected by factors in addition to those factors affecting the price of MTI common stock. The price of ev3 common stock could decline following the merger.

If the merger is completed, holders of MTI common stock will become holders of ev3 common stock. Although ev3 currently owns approximately 70.1% of the outstanding shares of MTI’s common stock, through its wholly owned subsidiary MII, ev3 sells products in addition to those sold by MTI. In addition, the merger agreement permits ev3 to conduct its business in a manner generally consistent with past practice and its business strategy pending the completion of the merger and does not limit the conduct of ev3’s business after the completion of the merger. Consequently, ev3 is permitted to engage in activities, such as material acquisitions of assets or businesses and financing activities, that could affect the trading price of its common stock. Accordingly, ev3’s results of operations and business, as well as the trading price of its common stock, may be affected by factors in addition to those affecting MTI’s results of operations and business and the price of MTI common stock. The price of ev3 common stock may decrease after MTI shares are exchanged for ev3 shares in the merger.

The board of directors and executive officers of MTI have interests in the merger that may be different from, or in addition to, the interests of MTI stockholders.

MTI stockholders should be aware that some directors and executive officers of MTI may have interests in the merger that may be different from, or in addition to, the interests of MTI stockholders. These interests include the potential for severance payments under change of control agreements, the right to continued indemnification and insurance coverage by ev3 for acts or omissions occurring prior to the merger, and current service on the ev3 board of directors. ev3 currently owns approximately 70.1% of the outstanding MTI common stock through MII and pursuant to the terms of a securities purchase agreement, MII has the right to designate four of the seven members of the MTI board of directors. These MII designees include Dale A. Spencer, Richard B. Emmitt and Elizabeth H. Weatherman, each of whom is also a director of ev3, and James Corbett, President, Chief Executive Officer and a director of ev3. For additional information on the interests that MTI’s board members and executive officers may have in the merger, see “The Merger—Background of ev3’s Investment in MTI” beginning on page 44 and “Interests of Certain Persons in the Merger” beginning on page 103.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of ev3 and MTI, which could have an adverse effect on their respective businesses, financial results and stock prices.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of ev3 and MTI. Specifically, managements’ attention has been focused on the merger, which may have diverted managements’ attention from the core business of the respective companies and other opportunities that could have been beneficial to the respective companies. These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on the business, financial results or stock prices of ev3 or MTI if the merger is not completed or on ev3 if the merger is completed after significant delay.

If the proposed merger is not completed, ev3 and MTI will have incurred substantial costs that may adversely affect ev3’s and MTI’s financial results and operations, the price of ev3 and MTI common stock could be negatively impacted, and there can be no assurance that MTI will continue to operate its business in the manner in which it is presently operated.

ev3 and MTI have incurred and will continue to incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. If the merger is not completed for any reason, ev3 and MTI will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

In addition, if the merger is not completed, ev3 and MTI may experience negative reactions from the financial markets and ev3’s and MTI’s collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of ev3 and/or MTI common stock and ev3’s and/or MTI’s financial results and operations. The price of ev3 and MTI common stock may also decline to the extent that the current market price of the ev3 and MTI common stock reflects a market assumption that the merger will be completed. In addition, if the merger is not completed, there can be no assurance that MTI will continue to operate its business in the manner in which it is presently operated.

A pending stockholder lawsuit could prevent or delay the closing of the merger or otherwise negatively impact the business and operations of ev3 and MTI.

On October 11, 2005, a purported stockholder class action lawsuit purportedly on behalf of MTI’s minority stockholders challenging the previously announced exchange offer was filed in the Delaware Court of Chancery against MTI, MTI’s directors and ev3. The complaint alleges that the then-proposed transaction constituted a breach of the defendants’ fiduciary duties. The lawsuits seek to enjoin completion of the proposed transaction and/or to rescind the proposed transaction, and damages in an unspecified amount. See “The Merger—Stockholder Litigation Related to the Merger” on page 76.

While ev3 and MTI each believes that the allegations in the cases are without merit, no assurances can be given as to the outcome of this lawsuit. Furthermore, one of the conditions to the closing of the transactions contemplated by the merger agreement is that no injunction issued by any court preventing the completion of the transactions be in effect. No assurances can be given that this lawsuit will not result in such an injunction being issued, which could prevent or delay the closing of the transactions contemplated by the merger agreement.

The fairness opinion provided by Deutsche Bank speaks only as of its date and does not reflect any subsequent changes in circumstances.

MTI stockholders should be aware that the opinion of Deutsche Bank, financial advisor to the MTI special committee, which addresses the fairness from a financial point of view of the exchange ratio to MTI’s public stockholders, is based on the information made available to Deutsche Bank and financial, economic, market and other conditions, each as they existed as of the date of the fairness opinion and not at any later time. Changes in conditions, events and circumstances which are beyond the control of ev3, MTI or Deutsche Bank, and upon which the opinion is based, may alter the value of ev3 and MTI or their respective share prices following the date of the opinion.

ev3 may not achieve the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability of ev3 and MTI to realize the anticipated cost savings and other benefits from combining their businesses. The combination of two companies is a complex and time-consuming process that may disrupt the business of either or both of the companies. The difficulties of combining the operations of the companies include, among others, unanticipated issues in integrating information, communications and other systems, retaining key employees, and the diversion of management’s attention from ongoing business concerns. The management of ev3 and MTI may not able to successfully combine their businesses in a manner that permits anticipated cost savings and other anticipated benefits of the merger to be realized fully, or achieved at all, or may take longer to realize than expected.

Risks Related to ev3’s Business

ev3 has a history of operating losses and negative cash flow.

ev3’s operations to date have consumed substantial amounts of cash, and ev3 expects this condition to continue. ev3 had an accumulated deficit of $540.7 million at October 2, 2005. ev3’s ability to achieve cash flow positive operations will be influenced by many factors, including the extent and duration of its future operating losses, the level and timing of future sales and expenditures, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments and the future course of intellectual property litigation. If adequate cash flow is not available to ev3, its business will be negatively impacted.

Some of ev3’s products are emerging technologies or have been recently introduced into the market and may not achieve market acceptance once they are introduced into their markets, which could adversely affect ev3’s business.

Even if ev3 is successful in developing safe and effective products that receive regulatory approval, such products may not gain market acceptance. ev3’s market share for its existing products may not grow, and its products that have yet to be introduced may not be accepted in the market. ev3 will need to invest in significant training and education of its physician customers to achieve market acceptance of its products with no assurance of success. In order for any of its products to be accepted, ev3 must address the needs of potential customers and ev3’s customers must believe its products are effective and commercially beneficial. However, even if customers accept ev3’s products, this acceptance may not translate into sales if ev3’s competitors have developed similar products that ev3’s customers prefer. If ev3’s products do not gain market acceptance or if its customers prefer ev3’s competitors’ products, ev3’s business could be adversely affected.

Delays in product introductions could adversely affect ev3’s net sales.

The endovascular device market is highly competitive and designs change often to adjust to patent constraints and to changing market preferences. Therefore, product life cycles are relatively short. As a result, any delays in ev3’s product launches may significantly impede its ability to enter or compete in a given market and may reduce the sales that it is able to generate from these products. ev3 may experience delays in any phase of a product launch, including during research and development, clinical trials, manufacturing, marketing and the education process. In addition, its suppliers of products that ev3 does not manufacture can suffer similar delays, which could cause delays in ev3’s product introductions. If ev3 suffers delays in product introductions, its net sales could be adversely affected.

If third parties claim that ev3 infringes upon their intellectual property rights, ev3 may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in ev3’s industry routinely seek patent protection for their product designs, and many of ev3’s principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. ev3 faces the risk of claims that it has infringed on third parties’ intellectual property rights. Prior to launching major new products in its key markets, ev3 normally evaluates existing intellectual property rights. However, its competitors may also have filed for patent protection which is not as yet a matter of public knowledge or claim trademark rights that have not been revealed through ev3’s availability searches. ev3’s efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•        be expensive and time consuming to defend;

•        result in ev3 being required to pay significant damages to third parties;

•        cause ev3 to cease making or selling products that incorporate the challenged intellectual property;

•        require ev3 to redesign, reengineer or rebrand its products, if feasible;

•        require ev3 to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to ev3 or at all;

•        divert the attention of ev3’s management; or

•        result in ev3’s customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

In addition, new patents obtained by ev3’s competitors could threaten a product’s continued life in the market even after it has already been introduced.

ev3 is currently a party to a number of intellectual property claims, the resolution of which could have a material adverse effect on ev3’s business and results of operations.

ev3 cannot assure you that it does not infringe any patents or other proprietary rights held by third parties. In that regard, in March 2005, Medtronic, Inc. contacted ev3 to express its view that ev3’s Protégé stents infringe on one or more of its patents. ev3 informed Medtronic that it disagrees with Medtronic’s assertions, and has since had several discussions with Medtronic. No lawsuit with respect to this matter has been filed. ev3 also received notice from an individual regarding ev3’s Percutaneous Left Atrial Appendage Transcatheter Occlusion device, or PLAATO®, which is designed to reduce the risk of stroke by occluding the left atrial appendage, a small pocket attached to the heart’s left upper chamber that has limited functional use and is the location of a majority of blood clots in the heart. The individual claims that he believes the PLAATO device infringes on two of his patents. ev3 has informed this individual that it does not believe that its PLAATO device infringes on these patents. ev3 has also informed this individual of its decision to discontinue the development and commercialization of the PLAATO device. In March 2005, ev3 was served with a complaint by Boston Scientific Corporation and one of its affiliates which claims that some of ev3’s products, including its SpideRX Embolic Protection Device, infringe on certain of Boston Scientific’s patents. Boston Scientific is seeking monetary damages from ev3 and to enjoin ev3 from the alleged infringement. ev3 has answered the complaint and intends to vigorously defend this action. Because these matters are in early stages, ev3 cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on ev3’s business, financial condition or results of operations. If ev3’s products were found to infringe on any proprietary rights of a third party, ev3 could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products, which could in turn have a material adverse effect on ev3’s business, financial condition and results of operations. Litigation may also be necessary to enforce patent rights ev3 holds or to protect trade secrets or techniques ev3 owns.

ev3 may also be subject to disputes as to the ownership of patents that it may develop with other companies. Such disputes could result in the enjoining of sales of ev3’s products or ev3 being required to pay commercially unreasonable licensing fees. If this occurs, ev3’s net sales or the cost of selling the infringing product, and therefore ev3’s results of operations, would be negatively affected.

MTI is involved in several patent disputes. Prior to MTI’s acquisition of Dendron GmbH, Dendron became involved in litigation in Europe involving patents covering certain of its products, which litigation is still active. Concurrent with its acquisition of Dendron, MTI initiated a series of legal actions in the Netherlands and the United Kingdom with the primary purpose of asserting both invalidity and non-infringement by it of certain patents held by others with respect to detachable coils and certain delivery systems. In addition, the patent holders against whom MTI initiated the actions in the Netherlands and the United Kingdom have initiated legal actions against MTI in the United States that allege infringement by MTI of certain patents held by them. An adverse determination in a judicial or administrative proceeding or failure to obtain licenses, if necessary, could prevent MTI from manufacturing and selling its products, which would in turn have an adverse effect on ev3’s business and results of operations. See “ev3—Legal Proceedings” and Note 19 to ev3’s consolidated financial statements included in this information statement/prospectus.

If there is a disruption in the supply of the products of Invatec S.r.l. that ev3 distributes or if ev3’s relationship with Invatec is impaired, ev3’s net sales and results of operations would be adversely impacted.

ev3 has entered into an agreement with Invatec S.r.l., or Invatec, an Italian manufacturer of endovascular medical devices which prior to ev3’s arrangement have not been marketed or sold under the Invatec brand in the United States, to distribute Invatec’s branded products throughout the United States. Although ev3’s contract with Invatec gives ev3 the exclusive right to market Invatec’s products using the

Invatec brand in the United States, Invatec retained the right to sell its products into the United States under other brands, which it currently does. In 2004, ev3 increased its U.S. cardio peripheral sales force by adding 40 new sales representatives partially in reliance on this agreement and has invested significantly in regulatory, intellectual property and clinical activities to support the introduction of Invatec’s products in the United States. ev3’s success in marketing the Invatec products will depend on these new sales personnel becoming proficient in the product line, building physician relationships and executing sales orders. If ev3 is unable to market Invatec’s products successfully or if ev3’s agreement with Invatec is terminated, ev3’s net sales and results of operations would suffer. If ev3 does not meet its performance requirements under the agreement, the agreement may be terminated by Invatec and ev3 may be obligated to make substantial payments to Invatec. In addition, even if ev3 markets Invatec’s products successfully, if Invatec is unable to produce enough of its products to meet ev3’s demands, including if Invatec sells its inventory to ev3’s competitors rather than to ev3 for marketing under their own brands, ev3 may not be able to meet its customers’ demands and ev3’s net sales and results of operations may suffer. ev3 also may not be successful in managing the larger inventory and greater variety of product offerings that it will experience in connection with the Invatec relationship and ev3’s net sales and results of operations may be adversely impacted.

If ev3’s patents and other intellectual property rights do not adequately protect its products, ev3 may lose market share to its competitors and be unable to operate its business profitably.

ev3’s success depends significantly on its ability to protect its proprietary rights to the technologies used in its products. ev3 relies on patent protection, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect its proprietary technology. However, these legal means afford only limited protection and may not adequately protect ev3’s rights or permit it to gain or keep any competitive advantage. In addition, ev3 cannot be assured that any of its pending patent applications will result in the issuance of a patent to ev3. The United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in ev3’s pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide ev3 with significant commercial protection or be issued in a form that is advantageous to ev3. ev3 could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of ev3’s inventions and the narrowing or invalidation of claims in issued patents. ev3’s issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit its ability to stop competitors from marketing related products. Although ev3 has taken steps to protect its intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around ev3’s patents. ev3 also relies on unpatented proprietary technology. ev3 cannot assure you that it can meaningfully protect all its rights in its unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to its unpatented proprietary technology. ev3 seeks to protect its know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with its employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for ev3’s proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that ev3’s competitors discover or independently develop similar or identical designs or other proprietary information. In addition, ev3 relies on the use of registered trademarks with respect to the brand names of some of its products. ev3 also relies on common law trademark protection for some brand names, which are not protected to the same extent as ev3’s rights in the use of its registered trademarks.

Furthermore, the laws of foreign countries may not protect ev3’s intellectual property rights to the same extent as the laws of the United States. For example, foreign countries generally do not allow patents to cover methods for performing surgical procedures. If ev3 cannot adequately protect its intellectual property rights in these foreign countries, ev3’s competitors may be able to compete more directly with ev3, which could adversely affect ev3’s competitive position and business.

ev3 also holds licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of ev3’s products. The loss of such licenses would prevent ev3 from manufacturing, marketing and selling these products, which could harm its business.

ev3 manufactures its products at single locations. Any disruption in these manufacturing facilities or any patent infringement claims with respect to ev3’s manufacturing process could adversely affect ev3’s business and results of operations.

ev3 has relied to date principally on its manufacturing facility in Plymouth, Minnesota and its former facility in New Brighton, Minnesota, and MTI’s facility in Irvine, California. ev3 closed its New Brighton, Minnesota manufacturing facility in July 2005 and moved its operations to its Plymouth facility. In addition, in October 2005, MTI entered into a lease for new space in Irvine, California to which MTI will relocate its existing Irvine operations, including its manufacturing facility. The Plymouth and Irvine facilities and the manufacturing equipment ev3 uses to produce its products would be difficult to replace and could require substantial lead-time to repair or replace. ev3’s facilities may be affected by natural or man-made disasters. In the event one of ev3’s two facilities was affected by a disaster, it would be forced to rely on third-party manufacturers if ev3 could not shift production to ev3’s other manufacturing facility. In the case of a device with a pre-market approval application ev3 may be required to obtain prior U.S. Food and Drug Administration, or FDA, or notified body approval of an alternate manufacturing facility, which could delay or prevent ev3’s marketing of the affected product until such approval is obtained. Although ev3 believes its possesses adequate insurance for damage to its property and the disruption of its business from casualties, such insurance may not be sufficient to cover all of ev3’s potential losses and may not continue to be available to ev3 on acceptable terms, or at all. It is also possible that one of ev3’s competitors could claim that ev3’s manufacturing process violates an existing patent. If ev3 was unsuccessful in defending such a claim, it may be forced to stop production at one or both of its manufacturing facilities in the United States and to seek alternative facilities. Even if ev3 is able to identify such alternative facilities, it may incur additional costs and may experience a disruption in the supply of its products until those facilities are available. Any disruption in ev3’s manufacturing capacity could have an adverse impact on its ability to produce sufficient inventory of its products or may require ev3 to incur additional expenses in order to produce sufficient inventory, and therefore may adversely affect ev3’s net sales and results of operations. Any disruption or delay at ev3’s manufacturing facilities could impair its ability to meet the demand of its customers and these customers may cancel orders or purchase products from ev3’s competitors, which could adversely affect ev3’s business and results of operations.

If ev3 loses the services of its chief executive officer or other key personnel, ev3 may not be able to manage its operations and meet its strategic objectives.

ev3’s future success depends, in large part, on the continued service of James M. Corbett, its president and chief executive officer. Mr. Corbett’s continuation with ev3 is integral to its future success, based on his significant expertise and knowledge of ev3’s business and products. Although ev3 has key person insurance with respect to Mr. Corbett, any loss or interruption of the services of Mr. Corbett could significantly reduce ev3’s ability to effectively manage its operations and implement its strategy. Also, ev3 depends on the continued service of key managerial, scientific, sales and technical personnel, as well as ev3’s ability to continue to attract and retain additional highly qualified personnel, especially experienced medical device sales personnel. ev3 competes for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of ev3’s other key personnel or any employee slowdowns, strikes or similar actions could also significantly reduce ev3’s ability to effectively manage its operations and meet its strategic objectives because it cannot assure you that it would be able to find appropriate replacements should the need arise.

ev3’s dependence on key suppliers puts ev3 at risk of interruptions in the availability of its products, which could reduce ev3’s net sales and adversely affect its results of operations. In addition, increases in prices for raw material and components used in ev3’s products could adversely affect its results of operations.

ev3 relies on a limited number of suppliers for the raw materials and components used in its products. ev3’s raw materials and components are generally acquired through purchase orders placed in the ordinary course of business, and ev3 does not have any guaranteed or contractual supply arrangements with many of its key or single source suppliers. In addition, ev3 also relies on independent contract manufacturers for some of its products. Independent manufacturers have possession of and in some cases hold title to molds for certain manufactured components of ev3’s products. ev3’s dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond ev3’s control to cease supplying raw materials and components to ev3. Shortages of raw materials, quality control problems, production capacity constraints or delays by ev3’s contract manufacturers could negatively affect ev3’s ability to meet its production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of ev3’s products or components, which could adversely affect its net sales and results of operations.

In addition, the FDA, and foreign regulations may require additional testing of any raw materials or components from new suppliers prior to ev3’s use of these materials or components. In the case of a device with a pre-market approval application, ev3 may be required to obtain prior FDA approval of a new supplier, which could delay or prevent its access or use of such raw materials or components or its marketing of affected products until such approval is granted. In the case of a device with clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, which ev3 refers to as a 510(k), ev3 may be required to submit a new 510(k) if a change in a raw material or component supplier results in a change in a material or component supplied that is not within the 510(k) cleared device specifications. If ev3 needs to establish additional or replacement suppliers for some of these components, ev3’s access to the components might be delayed while it qualifies such suppliers and obtain any necessary FDA approvals. ev3’s suppliers of finished goods are also subject to regulatory inspection and scrutiny. Any adverse regulatory finding or action against those suppliers could impact their ability to supply ev3 goods for distribution and sale.

ev3’s inability to successfully grow through acquisitions, its failure to integrate any acquired businesses successfully into its existing operations or its discovery of previously undisclosed liabilities could negatively affect ev3’s business and results of operations.

In order to build its core technology platform, ev3 has acquired several businesses since its inception. ev3 expects to actively pursue additional acquisitions in the future as a component of its business strategy. ev3’s ability to grow through acquisitions depends upon its ability to identify, negotiate, complete and integrate attractive candidates on favorable terms and to obtain any necessary financing. ev3’s inability to complete one or more acquisitions could impair its ability to develop its product line and to compete against many industry participants, many of whom have product lines broader than that of ev3. Even if ev3 completes acquisitions, it may experience the following, including with respect to its acquisition of the remaining shares of MTI pursuant to the merger:

•        difficulties in integrating any acquired companies, personnel and products into ev3’s existing business;

•        delays in realizing projected efficiencies, cost savings, revenue synergies and other benefits of the acquired company or products;

•        inaccurate assessment of undisclosed, contingent or other liabilities or problems;

•        diversion of ev3’s management’s time and attention from other business concerns;

•        limited or no direct prior experience in new markets or countries ev3 may enter;

•        higher costs of integration than ev3 anticipated; or

•        difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition could materially impair ev3’s operating results and liquidity by causing ev3 to incur debt or reallocate amounts of capital from other operating initiatives or requiring ev3 to amortize acquisition expenses and acquired assets or incur non-recurring charges as a result of incorrect estimates made in the accounting for acquisitions. ev3 may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities which it did not uncover prior to its acquisition of such businesses, which could result in ev3 becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on ev3’s results of operations and financial condition. These risks could be heightened if ev3 completes several acquisitions within a relatively short period of time.

ev3 may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

ev3’s capital requirements, including those of MTI after the completion of the merger, depend on many factors, including the amount of expenditures on intellectual property and technologies, the number of clinical trials which ev3 conducts, new product development and new product acquisition. To the extent that its existing capital is insufficient to meet these requirements and cover any losses, ev3 will need to raise additional funds through financings or borrowings or curtail its growth and reduce its assets. From time to time ev3 may also sell a given technology or intellectual property having a development timeline or development cost that is inconsistent with ev3’s investment horizon or which does not adequately complement its existing product portfolio. ev3 and MTI have each historically relied on financing from Warburg Pincus and The Vertical Group, but there can be no assurance that Warburg Pincus, The Vertical Group or other investors will provide such financing in the future. Any equity or debt financing, if available at all, may be on terms that are not favorable to ev3. Equity financings could result in dilution to ev3’s stockholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of ev3 common stock. If its need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for ev3 to raise the necessary capital.

ev3’s sales would decline if its customers or their patients cannot obtain third party reimbursement for their purchases of ev3’s products.

Sales of ev3’s products depend in part on the reimbursement by governmental and private health care payors to ev3’s physician customers or their patients for the purchase and use of ev3’s products. In the United States, health care providers that purchase ev3’s products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of endovascular procedures. Reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take up to 18 months or longer. Many international markets have government-managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Any delays in obtaining, or an inability to obtain, reimbursement approvals could have a material adverse effect on ev3’s business. In addition, if the reimbursement policies of domestic or foreign governmental or private health care payors were to change, ev3’s customers would likely change their purchasing patterns and/or the frequency of their purchases of the affected products. Additionally, payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of ev3’s products. ev3’s business would be negatively impacted to the extent any such changes reduce reimbursement for its products.

In addition, some health care providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible, which could adversely affect the demand for ev3’s products or the price at which ev3 can sell its products.

ev3 also sells a number of its products to physician customers who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA, often referred to as “off-label” use. In the event that governmental or private health care payors limit reimbursement for products used off-label, sales of ev3’s products and its business would be materially adversely affected.

ev3’s products and facilities are subject to extensive regulation with which compliance is costly and which exposes ev3 to penalties for non-compliance. ev3 may not be able to obtain required regulatory approvals for its products in a cost-effective manner or at all, which could adversely affect its business and results of operations.

The production and marketing of ev3’s products and its ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. ev3 is required to obtain FDA approval or clearance before it can market its products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring its products to market, and ev3 cannot assure that any of its products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent ev3 from successfully marketing its products, which could adversely affect its business and results of operations. ev3’s failure to comply with applicable regulatory requirements could result in governmental agencies:

•        imposing fines and penalties on ev3;

•        preventing ev3 from manufacturing or selling its products;

•        bringing civil or criminal charges against ev3;

•        delaying the introduction of ev3’s new products into the market;

•        recalling or seizing ev3’s products; or

•        withdrawing or denying approvals or clearances for ev3’s products.

If any or all of the foregoing were to occur, ev3 may not be able to meet the demands of its customers and its customers may cancel orders or purchase products from ev3’s competitors, which could adversely affect ev3’s business and results of operations.

Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for ev3’s products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

ev3 is currently conducting clinical studies of some of its products under an investigational device exemption. Clinical studies must be conducted in compliance with regulations of the FDA and those of regulatory agencies in other countries in which ev3 conducts clinical studies. The data collected from these clinical investigations will ultimately be used to support market clearance for these products. There is no assurance that regulatory bodies will accept the data from these clinical studies or that they will ultimately allow market clearance for these products.

When required, with respect to the products ev3 markets in the United States, ev3 has obtained pre-market notification clearance under Section 510(k), but ev3 does not believe certain modifications it has made to its products require it to submit new 510(k) notifications. However, if the FDA disagrees with ev3 and requires it to submit a new 510(k) notification for modifications to ev3’s existing products, ev3 may be subject to enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires ev3 to go through a lengthier, more rigorous examination than ev3 had expected, ev3’s product introductions or modifications could be delayed or canceled, which could cause its sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain pre-market approval application process. Products that are approved through a pre-market approval application generally need FDA approval before they can be modified. If ev3 fails to submit changes to products developed under investigational device exemptions or pre-market approval applications in a timely or adequate manner, it may become subject to regulatory actions.

Because ev3 is subject to extensive regulation in the countries in which it operates, ev3 is subject to the risk that regulations could change in a way that would expose it to additional costs, penalties or liabilities. For example, in the United States ev3 sells a number of its products to physicians who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA or for other than FDA-approved indications, often referred to as “off-label” use. There are laws and regulations prohibiting the promotion of products for such off-label use which restrict ev3’s ability to market its products and could affect its growth. Although ev3 has strict policies against the unlawful promotion of products for off-label use and it trains its employees on these policies, it is possible that one or more of its employees will not follow the policies, or that regulations would change in a way that may hinder ev3’s ability to sell such products or make it more costly to do so, which could expose ev3 to financial penalties as well as loss of approval to market and sell the affected products. If ev3 wants to market any of its products for use in ways for which they are not currently approved, ev3 may need to conduct clinical trials and obtain approval from appropriate regulatory bodies, which could be time-consuming and costly. In addition, off-label use may not be safe or effective and may result in unfavorable outcomes to patients, resulting in potential liability to ev3. Penalties or liabilities stemming from off-label use could have a material adverse effect on ev3’s results of operations. In addition, if physicians cease or lessen their use of products for other than FDA-approved indications, sales of ev3’s products could decline, which could materially adversely affect its net sales and results of operations.

If additional regulatory requirements are implemented in the foreign countries in which ev3 sells its products, the cost of developing or selling its products may increase. For example, in Japan, new regulations became effective on April 1, 2005 which increase the regulatory and quality assurance requirements for both ev3’s manufacturing facilities and its offices located in Japan in order to obtain and maintain regulatory approval to market its products there. While parts of new regulations are still being defined, ev3 expects that these new regulations will result in higher costs and delays in securing approval to market its products in Japan. In addition, ev3 depends on its distributors outside the United States in seeking regulatory approval to market ev3’s devices in other countries and ev3 is therefore dependent on persons outside of its direct control to secure such approvals. For example, ev3 is highly dependent on distributors in emerging markets such as China and Brazil for regulatory submissions and approvals and do not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If ev3’s distributors fail to obtain the required approvals or do not do so in a timely manner, ev3’s net sales from its international operations and its results of operations may be adversely affected.

In addition, ev3’s business, properties and products are subject to foreign, federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. Because ev3 operates real property, various environmental laws also may impose liability on ev3 for the costs of cleaning up and responding to hazardous substances that may have been released on its property, including releases unknown to ev3. These environmental laws and regulations also could require ev3 to pay for environmental remediation and response costs at third-party locations where ev3 disposed of or recycled hazardous substances. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect ev3’s financial condition and results of operations.

A number of ev3’s products are in clinical trials. If these trials are unsuccessful, or if the FDA or other regulatory agencies do not accept the results of such trials, these products may not successfully come to market and ev3’s business prospects may suffer.

Several of ev3’s products are in the early stages of development. Some of ev3’s products only recently emerged from clinical trials and others have not yet reached the clinical trial stage. ev3’s current trials include the CREATE trial designed to evaluate the use of ev3’s SpideRX Embolic Protection Devices and ev3’s Protégé Self-Expanding Stent System in carotid artery stenting procedures in patients who are high risk candidates for carotid endarterectomy. ev3 cannot assure you that it will be successful in reaching the endpoints in these trials or, if it does, that the FDA or other regulatory agencies will accept the results and approve the devices for sale. Further, ev3 continually evaluates the potential financial benefits and costs of its clinical trials and the products being evaluated in them. If ev3 determines that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with ev3’s investment horizon, ev3 may choose to stop a clinical trial and/or the development of a product. For example, in September 2005, ev3 decided to discontinue the development and commercialization of its PLAATO device. Although ev3 recently had obtained conditional approval from the FDA for an investigational device exemption, or IDE, clinical trial for its PLAATO device, ev3 determined that, due to the time, cost and risk of enrollment, the trial design ultimately mandated by the FDA was not commercially feasible for it at such time.

ev3’s ability to market its products in the United States will depend upon a number of factors, including ev3’s ability to demonstrate the safety and efficacy of its products with valid clinical data. ev3’s ability to market ev3’s products outside of the United States is also subject to regulatory approval, including ev3’s ability to demonstrate the safety of its products in the clinical setting. ev3’s products may not be found to be safe and, where required, effective in clinical trials and may not ultimately be approved for marketing by U.S. or foreign regulatory authorities. ev3’s failure to develop safe and effective products that are approved for sale on a timely basis would have a negative impact on its net sales. In particular, if ev3 does not reach the endpoints or obtain FDA approval with respect to ev3’s products, its future growth may be significantly hampered. In addition, some of the products for which ev3 is currently conducting trials are already approved for sale outside of the United States. As a result, while ev3’s trials are ongoing, unfavorable data may arise in connection with usage of its products outside the United States which could adversely impact the approval of such products in the United States. Conversely, unfavorable data from clinical trials in the United States may adversely impact sales of ev3’s products outside of the United States.

The risks inherent in operating internationally and the risks of selling and shipping its products and of purchasing its components and products internationally may adversely impact ev3’s net sales, results of operations and financial condition.

ev3 derives a significant portion of its net sales from operations in international markets. For the year ended December 31, 2004 and the nine months ended October 2, 2005, 50.4% and 47.0% of ev3’s net sales, respectively, were derived from ev3’s international operations. ev3’s international distribution system consists of eight direct sales offices and approximately 50 stocking distribution partners. In addition, ev3 purchases some components and products on the international market. The sale and shipping of ev3’s products and services across international borders, as well as the purchase of components and products from international sources, subject ev3 to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes ev3 to penalties for non-compliance. ev3 recently reviewed its trade control practices as part of its ongoing commitment to further enhance its compliance policies and procedures. As part of this review, ev3 identified instances in which it may have incorrectly reported information about certain shipments imported into the United States and Europe. ev3 has disclosed these potential reporting errors to customs regulators in the countries of importation in the United States and Europe, and while ev3 believes that no monies are owed to any government as a result of these potential reporting errors other than processing fees of a immaterial amount, it may incur penalties, additional fees, value added taxes, interest and duty payments if the customs regulators disagree with ev3’s assessment. Any failure to comply with applicable legal and regulatory obligations could impact ev3 in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of ev3’s shipping and sales activities.

In addition, most of the countries in which ev3 sells its products are, to some degree, subject to political, economic and/or social instability. ev3’s international sales operations expose ev3 and its representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•        the imposition of additional U.S. and foreign governmental controls or regulations;

•        the imposition of costly and lengthy new export licensing requirements;

•        the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•        economic instability;

•        a shortage of high-quality sales people and distributors;

•        loss of any key personnel that possess proprietary knowledge, or who are otherwise important to ev3’s success in certain international markets;

•        changes in third-party reimbursement policies that may require some of the patients who receive ev3’s products to directly absorb medical costs or that may necessitate the reduction of the selling prices of ev3’s products;

•        changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•        the imposition of new trade restrictions;

•        the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•        scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on ev3;

•        pricing pressure that ev3 may experience internationally;

•        laws and business practices favoring local companies;

•        longer payment cycles;

•        difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•        difficulties in enforcing or defending intellectual property rights; and

•        exposure to different legal and political standards due to ev3’s conducting business in over 50 countries.

ev3 cannot assure you that one or more of the factors will not harm its business. Any material decrease in ev3’s international sales would adversely impact its net sales, results of operations and financial condition. ev3’s international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect ev3’s ability to sell its products in some European countries.

Fluctuations in foreign currency exchange rates could result in declines in ev3’s reported net sales and earnings.

Because the majority of ev3’s international sales are denominated in local currencies and not in U.S. dollars, ev3’s reported net sales and earnings are subject to fluctuations in foreign exchange rates. ev3’s international net sales were favorably affected by the impact of foreign currency fluctuations totaling $2.7 million in 2004 and $914 thousand in the nine months ended October 2, 2005. However, ev3 cannot assure you that it will benefit from the impact of foreign currency fluctuations in the future and foreign currency fluctuations in the future may adversely affect its net sales and earnings. At present, ev3 does not engage in hedging transactions to protect against uncertainly in future exchange rates between particular foreign currencies and the U.S. dollar.

ev3 may become obligated to make large milestone payments that are not currently reflected in its financial statements in certain circumstances, which would negatively impact its cash flows from operations.

Pursuant to the acquisition agreements relating to ev3’s purchase of MitraLife and Appriva Medical, Inc. in January 2002 and August 2002, respectively, ev3 agreed to make certain additional payments to the sellers of these businesses in the event that ev3 achieves contractually defined milestones. Generally, in each case, these milestone payments become due upon the completion of specific regulatory steps in the product commercialization process. With respect to the MitraLife acquisition, the maximum potential milestone payments totaled $25 million, and with respect to the Appriva acquisition, the maximum potential milestone payments totaled $175 million.

On September 29, 2004, ev3 sold substantially all of the assets constituting the MitraLife business to Edwards Lifesciences and ev3 is no longer pursuing commercialization of the product line acquired in the MitraLife transaction. As of the date that ev3 sold these assets to Edwards Lifesciences, none of the milestones set forth in ev3’s agreement with the sellers of MitraLife had been met. ev3 has determined that it has no current obligations in respect of these milestone payments, and it does not believe that it is likely that it will have obligations with respect to these milestones in the future. Although ev3 does not believe it is likely that these milestone payment obligations will become due in the future, it is possible that the former stockholders of MitraLife could disagree and make a claim for such payments. Any such dispute could be costly, result in payments in such amounts being made and divert ev3’s management’s time and attention away from ev3’s business.

The Appriva acquisition agreement contains four milestones to which payments relate. The first milestone was required by its terms to be achieved by January 1, 2005 in order to trigger a payment equal to $50 million. ev3 has determined that the first milestone was not achieved by January 1, 2005 and that the first milestone is not payable.

On May 20, 2005, Michael Lesh, as an individual seller of Appriva stock and purporting to represent certain other sellers of Appriva stock, filed a complaint in the Superior Court of the State of Delaware with individually specified damages aggregating $70 million and other unspecified damages for several allegations, including that ev3, along with other defendants, breached the acquisition agreement and an implied covenant of good faith and fair dealing by willfully failing to take the steps necessary to meet the first milestone under the agreement, and thereby also failing to meet certain other milestones, and further that one milestone was actually met. The complaint also alleges fraud, negligent misrepresentation and violation of state securities laws in connection with the negotiation of the acquisition agreement. ev3 believes these allegations are without merit and intends to vigorously defend this action. However, the defense and resolution of this or any similar dispute could be costly and may divert ev3’s management’s time and attention away from ev3’s business. On August 5, 2005, ev3’s attorneys received a letter from attorneys representing certain other sellers of Appriva stock (who are not purported to be represented in the action filed by Lesh), asking ev3’s attorneys to enter into a dialogue regarding their assertions that certain milestone payments should have been made. ev3 believes their assertions are without merit. On September 27, 2005, ev3 announced its decision to discontinue the development and commercialization of its PLAATO device, which is the technology it acquired in the Appriva transaction. While ev3 does not believe that it is likely that it will have obligations with respect to the first or other milestones, as discussed above, it is possible that the former sellers of Appriva stock could disagree and make a claim for such payments. The defense and resolution of the currently outstanding litigation filed by Lesh or the failure to reach agreement with the new claimants on a resolution of their differences could lead to additional litigation on this matter. In the event any such milestone payments become due and/or any other damages become payable, ev3’s costs would increase correspondingly which would negatively impact its cash flow from operations, as well as divert its management’s time and attention away from its business.

ev3 relies on its independent sales distributors and sales associates to market and sell its products outside of the United States, Canada, Europe and Japan.

Sales of ev3’s products in locations outside of the United States, Canada, Europe and Japan represented 13% and 12% of its net sales in fiscal 2004 and in the nine months ended October 2, 2005, respectively. ev3’s success outside of the United States, Canada, Europe and Japan depends largely upon marketing arrangements with independent sales distributors and sales associates, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales associates may terminate their relationship with ev3, or devote insufficient sales efforts to ev3’s products. ev3 does not control its independent distributors and they may not be successful in implementing ev3’s marketing plans. In addition, many of ev3’s independent distributors outside of the United States, Canada, Europe and Japan initially obtain and maintain foreign regulatory approval for sale of ev3’s products in their respective countries. ev3’s failure to maintain its existing relationships with its independent distributors and sales associates outside of the United States, Canada, Europe and Japan, or ev3’s failure to recruit and retain additional skilled independent sales distributors and sales associates in these locations, could have an adverse effect on ev3’s operations. ev3 has experienced turnover with some of its independent distributors in the past that has adversely affected its short-term financial results while it transitioned to new independent distributors. Similar occurrences could happen in the future.

If physicians do not recommend and endorse ev3’s products, ev3’s sales may decline or ev3 may be unable to increase its sales and profits.

In order for ev3 to sell its products, physicians must recommend and endorse them. ev3 may not obtain the necessary recommendations or endorsements from physicians. Acceptance of ev3’s products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of ev3’s products compared to products of its competitors, and on training physicians in the proper application of ev3’s products. If ev3 is not successful in obtaining the recommendations or endorsements of physicians for its products, its sales may decline or it may be unable to increase its sales and profits.

If ev3 fails to comply with the U.S. Federal Anti-Kickback Statute and similar state laws, ev3 could be subject to criminal and civil penalties and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on its business and results of operations.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other Federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which ev3’s products are sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a Federal health care program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in Federal health care programs.

All of ev3’s financial relationships with health care providers and others who provide products or services to Federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws. ev3 believes its operations are in material compliance with the Federal Anti-Kickback Statute and similar state laws. However, ev3 cannot assure you that it will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to ev3 and could divert management’s attention from operating ev3’s business, which could have a material adverse effect on its business. In addition, if ev3’s arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, it could have a material adverse effect on ev3’s business and results of operations.

ev3’s business strategy relies on assumptions about the market for its products, which, if incorrect, would adversely affect its business prospects and profitability.

ev3 is focused on the market for endovascular devices used to treat vascular diseases and disorders. ev3 believes that the aging of the general population and increasingly inactive lifestyles will continue and that these trends will increase the need for ev3’s products. However, the projected demand for ev3’s products could materially differ from actual demand if ev3’s assumptions regarding these trends and acceptance of its products by the medical community prove to be incorrect or do not materialize or if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect ev3’s business prospects and profitability.

If MTI experiences a delay in the proposed relocation of its existing manufacturing facility, the production of ev3’s neurovascular products may be delayed.

On October 13, 2005, MTI entered into a lease for approximately 96,400 square feet of new office manufacturing and research facilities located in Irvine, California. MTI expects to occupy the new facilities and vacate its existing facilities in Irvine in April 2006. MTI’s new facilities, which include expanded manufacturing capacity compared to its current facilities, will need to be qualified by regulatory agencies, including the FDA, prior to MTI being able to manufacture products. If MTI is not able to complete its relocation in a timely manner, the production of ev3’s neurovascular products may be delayed and ev3’s net sales and business could be materially adversely affected.

ev3’s business, net sales and results of operations may suffer if ev3 does not pass the required regulatory inspections for its new locations for manufacturing peripheral stents and its neurovascular products.

ev3 closed its New Brighton, Minnesota manufacturing facility in July 2005 and are currently in the process of integrating its manufacturing operations formerly located in New Brighton, Minnesota, where ev3 manufactured its peripheral stent product line, with its manufacturing operations in Plymouth, Minnesota. In addition, MTI intends to relocate its existing Irvine, California operations, including its manufacturing facility for ev3’s neurovascular products, to the new space it has leased in Irvine. ev3 will be required to pass regulatory inspections of the FDA, and possibly other regulatory agencies of countries in which ev3 sells its products, in connection with the new manufacturing operations in Plymouth and Irvine. If ev3 or MTI does not pass these inspections or do not pass them on ev3’s expected schedule, ev3 may not have sufficient inventory of various products, which may result in a backlog of orders, customer dissatisfaction and a reduction in sales. Consequently, ev3’s business, net sales and results of operations may suffer. In addition, ev3 and MTI are required to submit a pre-market approval supplement application to the FDA for approval of the change in manufacturing facilities for any devices marketed under a pre-market approval application. If ev3 or MTI does not obtain timely approval of any required supplement application, ev3’s business, net sales and results of operations may also be negatively impacted.

One of ev3’s families of products generates a large portion of its net sales. ev3’s net sales and business prospects would be adversely affected if sales of this product were to decline.

ev3 is dependent on its Protégé GPS family of stents, which generated more than 10% of ev3’s net sales in fiscal 2004 and more than 15% of its net sales in the nine months ended October 2, 2005. If its Protégé GPS stents were to no longer be available for sale in any key market because of regulatory, intellectual property or any other reason, ev3’s net sales from these products and from products that typically constitute ancillary purchases would significantly decline. A significant decline in ev3’s net sales could also negatively impact its product development activities and therefore its business prospects.

In March 2005, Medtronic, Inc. contacted ev3 to express its view that ev3’s Protégé stents infringe on one or more of its patents, as described above. ev3 informed Medtronic that ev3 disagrees with its assertions, and has since had several discussions with Medtronic. No lawsuit with respect to this matter has been filed.

ev3 is exposed to product liability claims that could have an adverse effect on ev3’s business and results of operations.

The manufacture and sale of medical devices exposes ev3 to significant risk of product liability claims, some of which may have a negative impact on its business. ev3’s existing products were developed relatively recently and defects or risks that ev3 has not yet identified may give rise to product liability claims. In addition, ev3 has recently initiated a new quality control system and a new manufacturing model which has not been in effect long enough for ev3 to have the confidence that any errors or mistakes in implementation have been corrected. ev3’s existing product liability insurance coverage may be inadequate to protect ev3 from any liabilities it may incur or ev3 may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against ev3 for uninsured liabilities or in excess of its insurance coverage and it is ultimately determined that ev3 is liable, its business could suffer. Additionally, ev3 could experience a material design or manufacturing failure in its products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of ev3’s products. A recall of some of ev3’s products could also result in increased product liability claims. Further, while ev3 trains its physician customers on the proper usage of ev3’s products, ev3 cannot ensure that they will implement ev3’s instructions accurately. If ev3’s products are used incorrectly by its customers, injury may result and this could give rise to product liability claims against ev3. Any losses that ev3 may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of ev3’s products, may divert management’s attention from other matters and may have a negative impact on ev3’s business and its results of operations.

ev3’s net sales could decline significantly if drug-eluting stents become a dominant therapy in the peripheral vascular stent market and ev3 is not able to develop or acquire a drug-eluting stent to market and sell.

The peripheral vascular market is currently comprised exclusively of bare metal, or non drug-eluting, stents. However, there are clinical situations in the periphery in which a drug-eluting stent may demonstrate clinical superiority over bare metal stents. To the extent that its peripheral stent customers seek stents with drug coatings and ev3 does not market and sell a drug-eluting peripheral stent or one that achieves market acceptance, ev3 may not be able to compete as effectively with those of its competitors that are able to develop and sell a drug-eluting stent, and ev3’s peripheral stent sales could decline. If its peripheral stent sales were to decline, ev3 could experience a significant decline in sales of some of its other products which are routinely purchased in conjunction with stent purchases.

If ev3 is unable to continue to develop and market new products and technologies, it may experience a decrease in demand for its products or its products could become obsolete, and ev3’s business would suffer.

ev3 is continually engaged in product development and improvement programs, and new products represent a significant component of its growth rate. ev3 may not be able to compete effectively with its competitors unless ev3 can keep up with existing or new products and technologies in the endovascular device market. If ev3 does not continue to introduce new products and technologies, or if those products and technologies are not accepted, ev3 may not be successful and its business would suffer. Moreover, many of ev3’s clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while ev3’s products are still undergoing clinical trials. This could reduce the potential demand for ev3’s products and negatively impact its business prospects. Additionally, ev3’s competitors’ new products and technologies may beat ev3’s products to market, may be more effective or less expensive than ev3’s products or render ev3’s products obsolete.

The marketing of its products requires a significant amount of time and expense and ev3 may not have the resources to successfully market its products, which would adversely affect ev3’s business and results of operations.

The marketing of ev3’s products requires a significant amount of time and expense in order to identify the physicians who may use ev3’s products, invest in training and education, and employ a sales force that is large enough to interact with the targeted physicians. In addition, the marketing of ev3’s products requires interaction with many subspecialists who are moving into new practice areas and may require more training and education from ev3’s personnel than would be required with physicians who are not expanding their practice areas. ev3 may not have adequate resources to market its products successfully against larger competitors which have more resources than ev3 does. If ev3 cannot market its products successfully, its business and results of operations would be adversely affected.

ev3 faces competition from other companies, many of which have substantially greater resources than ev3 does and may be able to develop more effective products or offer their products at lower prices than ev3 can, which could adversely impact ev3’s business, net sales and results of operations. Consolidation in the medical technology industry would exacerbate these risks.

The markets in which ev3 competes are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. The markets for ev3’s products are also dominated by a small number of large companies, and ev3 is a much smaller company relative to its primary competitors. ev3’s products compete with other medical devices, including Invatec manufactured products sold in the United States under other brand names, surgical procedures and pharmaceutical products. A number of the companies in the medical technology industry, including manufacturers of peripheral vascular, cardiovascular and neurovascular products, have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ev3’s and have established reputations with ev3’s target customers, as well as worldwide distribution channels that are more effective than those of ev3. In addition, the industry has recently experienced some consolidation. Consolidation could make the competitive environment more difficult for smaller companies. Because of the size of the vascular disease market opportunity, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products. New product developments that could compete with ev3 more effectively are likely because the vascular disease market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than those of ev3. Their products could make ev3’s technology and products obsolete or noncompetitive. ev3’s competitors may also be able to achieve more efficient manufacturing and distribution operations than ev3 can and may offer lower prices than ev3 could offer profitably. ev3 expects that as its products mature, it will be able to produce its products in a more cost effective manner and therefore be able to compete more effectively, but it is possible that ev3 may not achieve such cost reductions. Any of these competitive factors could adversely impact ev3’s business, net sales and results of operations.

ev3 also competes with other manufacturers of medical devices for clinical sites to conduct human trials. If ev3 is not able to locate clinical sites on a timely or cost-effective basis, this could impede ev3’s ability to conduct trials of its products and, therefore, its ability to obtain required regulatory clearance or approval.

ev3 relies on its management information systems for inventory management, distribution and other functions and to maintain ev3’s research and development and clinical data. If its information systems fail to adequately perform these functions or if ev3 experiences an interruption in their operation, ev3’s business and results of operations could be adversely affected.

The efficient operation of ev3’s business is dependent on its management information systems. ev3 relies on its management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain ev3’s research and development and clinical data. The failure of its management information systems to perform as ev3 anticipates could disrupt its business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing ev3’s business and results of operations to suffer. In addition, ev3’s management information systems are vulnerable to damage or interruption from:

•       earthquake, fire, flood and other natural disasters;

•       terrorist attacks and attacks by computer viruses or hackers; and

•       power loss or computer systems, Internet, telecommunications or data network failure.

Any such interruption could adversely affect ev3’s business and results of operations.

If ev3 becomes profitable, it cannot assure you that its net operating losses will be available to reduce its tax liability.

ev3’s ability to use, or the amount of, its net operating losses may be limited or reduced. The businesses purchased by ev3 in 2001 and 2002 experienced “ownership changes” within the meaning of Section 382 of the Internal Revenue Code. Generally, a change of more than 50 percentage points in the ownership of a company’s shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change, and these ownership changes limit ev3’s ability to use the acquired company’s net operating losses. Furthermore, the number of shares of ev3 common stock issued in its initial public offering and in the merger may be sufficient, taking into account prior or future shifts in its ownership over a three-year period, to cause ev3 to undergo an ownership change. As a result, ev3’s ability to use its existing net operating losses that are not currently subject to limitation to offset U.S. federal taxable income if ev3 becomes profitable may also become subject to substantial limitations. Further, the amount of ev3’s net operating losses could be reduced if any tax deductions taken by ev3 are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for ev3. Any net operating losses of MTI may also become subject to limitation either now or in the future.

Risks Related to ev3 Common Stock

One of ev3’s principal stockholders and its affiliates will be able to influence matters requiring stockholder approval and could discourage the purchase of ev3’s outstanding shares at a premium.

As of October 2, 2005, Warburg Pincus beneficially owned approximately 76.1% of ev3’s outstanding common stock. If ev3 successfully completes the merger, Warburg Pincus’ beneficial ownership will be approximately 66.7%. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of ev3, could deprive its stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of ev3 and may negatively affect the market price of its common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of ev3 common stock.

As a result of Warburg Pincus’ share ownership and representation on ev3’s board of directors, Warburg Pincus will be able to influence all affairs and actions of ev3, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of ev3’s principal stockholder may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire ev3 that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. In addition, if ev3’s board of directors supports a transaction requiring an amendment to its certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If ev3’s board of directors supports an acquisition of ev3 by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of ev3’s stockholders.

Certain of ev3’s principal stockholders may have conflicts of interests with you or ev3 in the future.

Certain of ev3’s principal stockholders, including Warburg Pincus, may make investments in companies and from time to time acquire and hold interests in businesses that compete directly or indirectly with ev3. These other investments may:

•       create competing financial demands on ev3’s principal stockholders;

•       create potential conflicts of interest; and

•       require efforts consistent with applicable law to keep the other businesses separate from ev3’s operations.

These principal stockholders may also pursue acquisition opportunities that may be complementary to ev3’s business and, as a result, those acquisition opportunities may not be available to ev3. Furthermore, these principal stockholders may have an interest in ev3 pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to ev3’s stockholders. In addition, these principal stockholders’ rights to vote or dispose of equity interests in ev3 are not subject to restrictions in favor of ev3 other than as may be required by applicable law.

ev3 is a “controlled company” within the meaning of the NASDAQ National Market listing requirements and, as a result, is exempt from certain corporate governance requirements.

Because Warburg Pincus controls more than 50% of the voting power of ev3 common stock, ev3 is considered to be a “controlled company” for the purposes of the NASDAQ listing requirements. As such, ev3 is permitted, and has elected, to opt out of NASDAQ listing requirements that would otherwise require its board of directors to have a majority of independent directors, its board nominations to be selected, or recommended for the board’s selection either by a nominating committee comprised entirely of independent directors or by a majority of its independent directors and its compensation committee to be comprised entirely of independent directors. After completion of the proposed merger, Warburg Pincus will continue to control more than 50% of the voting power of ev3 common stock such that ev3 will continue to opt out of these requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

ev3’s corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of ev3.

Provisions in ev3’s amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving ev3 that its stockholders may consider favorable. For example, ev3’s amended and restated certificate of incorporation authorizes its board of directors to issue up to 100 million shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire ev3. In addition, ev3’s amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of ev3’s board of directors through a proxy contest, which may be a necessary step in an acquisition of ev3 that is not favored by its board of directors.

ev3 is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” ev3 may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of ev3’s outstanding voting stock or an affiliate of ev3 that owned 15% or more of ev3’s outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus does not constitute an “interested stockholder.”

The requirements of being a public company may strain ev3’s resources and distract management.

As a public company, ev3 is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on ev3’s personnel, systems and resources. The Exchange Act requires, among other things, that ev3 file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that ev3 maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of ev3’s disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on ev3’s business, financial condition, results of operations and cash flows.

ev3 incurs increased costs as a result of being a public company.

As a public company, ev3 incurs significant legal, accounting and other expenses that ev3 did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, have required changes in ev3’s corporate governance practices. These rules and regulations have increased ev3’s legal and financial compliance costs significantly and make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, ev3 created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, ev3 may incur additional costs associated with its public company reporting requirements. ev3 also expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for ev3 to attract and retain qualified persons to serve on its board of directors or as executive officers.

If ev3 indentifies another material weakness in its internal control over financial reporting, its ability to report its financial results on a timely and accurate basis may be adversely affected.

In connection with their audits of its consolidated financial statements for the years ended December 31, 2003 and 2004, ev3’s independent registered public accounting firm reported two conditions, which together constituted a material weakness in the internal controls over our ability to produce financial statements free from material misstatements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. ev3’s independent registered public accounting firm reported that ev3 did not have a sufficient number of senior level financial personnel, and its controls over non-routine transactions did not ensure that accounting considerations were identified and appropriately recorded. These two conditions, in combination, constituted a material weakness in ev3’s internal control over financial reporting.

ev3’s management and audit committee agreed that the conditions identified by ev3’s independent registered public accounting firm constituted a material weakness. ev3 developed a plan to address this material weakness that included the addition of a new chief financial officer, a director of external reporting and additional professional accounting personnel. On an interim basis, ev3 engaged two senior financial consultants in the fourth quarter of 2004 to provide an immediate expansion in its technical finance and accounting resources. These individuals were retained through June 2005 to ensure adequate time for transition to ev3’s new full-time employees. Effective April 2005, ev3 hired a new chief financial officer, who has 19 years of experience in the medical device manufacturing industry working for both public and private companies. ev3 also hired a new controller in April 2005, who came to ev3 from a Big Four public accounting firm and has significant experience in both public and private accounting. The controller oversees external reporting with assistance from a newly promoted senior analyst. ev3’s prior controller, who has been with ev3 for approximately four years, has become our Director of International Finance. In May 2005, ev3 added an additional senior staff level accounting position. With the addition of these individuals, ev3 believes that it has sufficient, skilled personnel to reasonably ensure that ev3 has the ability to produce financial statements free from material misstatements. ev3 has also engaged a consulting firm to assist in assessing its internal control over financial reporting and remediating any control deficiencies. As a result of these measures, ev3 concluded that the material weakness that existed in its internal controls had been fully remediated as of October 2, 2005. However, ev3 will continue to assess the adequacy and appropriateness of its financial staff and adjust accordingly as changes in its business warrant.

ev3 cannot be certain that additional material weaknesses in its internal controls will not be discovered in the future. Any failure to remediate any future material weaknesses or to implement required new or improved control over financial reporting, or difficulties encountered in their implementation, could harm ev3’s operating results, cause ev3 to fail to meet its reporting obligations or result in material misstatements in its consolidated financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of its “internal control over financial reporting” that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act become applicable to ev3 which, depending upon whether ev3 qualifies as an “accelerated filer” under the Exchange Act rules, could be as early as its annual report on Form 10-K for the year ending December 31, 2006 to be filed in early 2007. Inadequate internal controls could also cause investors to lose confidence in ev3’s reported financial information, which could cause its stock price to decline.

ev3 will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC and NASDAQ, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. ev3 will be evaluating its internal control over financial reporting to allow management to report on, and its independent registered public accountants to attest to, its internal control over financial reporting. ev3 will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While ev3 anticipates being able to fully implement the requirements of Section 404 by our December 31, 2006 deadline, it cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations since there is presently no precedent available by which to measure compliance adequacy. If it is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, ev3 may be subject to sanctions or investigation by regulatory authorities, including the SEC or NASDAQ. This type of action could adversely affect its financial results or investors’ confidence in ev3 and ev3’s ability to access capital markets, and could cause its stock price to decline. In addition, the controls and procedures that ev3 will implement may not comply with all of the relevant rules and regulations of the SEC and NASDAQ. If ev3 fails to develop and maintain effective controls and procedures, it may be unable to provide the required financial information in a timely and reliable manner.

Future sales of ev3 common stock in the public market could lower its share price.

ev3 and its existing stockholders may sell additional shares of common stock into the public markets after the merger. ev3 may also issue convertible equity or debt securities to raise capital in the future. As of October 2, 2005, there were 49,147,954 shares of ev3 common stock outstanding. Of these shares, 37,158,453, or 75.6%, of its total outstanding shares, are restricted from immediate resale under the “lock-up” agreements between certain of ev3’s current stockholders and the underwriters in its initial public offering but may be sold into the market after those “lock-up” restrictions expire or if they are waived by the underwriters of its initial public offering in their sole discretion. The shares subject to the “lock-up” restrictions will generally become available for sale at various times following the expiration of the lock-up agreements, which, subject to extension in certain circumstances, is 180 days after June 16, 2005, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Certain of ev3’s stockholders, including Warburg Pincus, have demand registration rights to cause ev3 to file, at its expense, a registration statement under the Securities Act covering the resales of its shares any time after the date that is 180 days after June 16, 2005, subject to extension in certain circumstances. These shares represented approximately 75.3% of ev3’s outstanding common stock, or 37,014,369 shares, as of October 2, 2005. Beginning on June 21, 2006, these shares may also be sold under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be ev3’s affiliates.

In addition, ev3 has registered 3,907,598 shares of ev3 common stock for future issuance under its stock option plans. As of October 2, 2005, options to purchase 3,640,407 shares of common stock were issued and outstanding, 936,108 of which were immediately exercisable as of October 2, 2005.

ev3’s stock price may be volatile, and an investment in its common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of ev3 common stock. Holders of ev3 common stock may not be able to resell their shares of ev3 common stock in the future at or above the current market price due to fluctuations in the market price of ev3 common stock caused by changes in ev3’s operating performance or prospects and other factors.

Some specific factors that may have a significant effect on ev3 common stock market price include:

•       actual or anticipated fluctuations in ev3’s operating results or future prospects;

•       ev3’s announcements or its competitors’ announcements of new products;

•       the public’s reaction to ev3’s press releases, its other public announcements and its filings with the SEC;

•       strategic actions by ev3 or its competitors, such as acquisitions or restructurings;

•       new laws or regulations or new interpretations of existing laws or regulations applicable to ev3’s business;

•       changes in accounting standards, policies, guidance, interpretations or principles;

•       changes in ev3’s growth rates or its competitors’ growth rates;

•       developments regarding ev3’s patents or proprietary rights or those of its competitors;

•       ev3’s inability to raise additional capital;

•       public concern as to the safety or efficacy of ev3’s products;

•       changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•       sales of common stock by ev3, members of its management team or Warburg Pincus; and

•       changes in stock market analyst recommendations or earnings estimates regarding ev3 common stock, other comparable companies or our industry generally.

ev3 does not intend to declare dividends on its stock in the foreseeable future.

ev3 has never declared or paid cash dividends on its common stock. ev3 currently intends to retain all future earnings for the operation and expansion of its business and, therefore, do not anticipate declaring or paying cash dividends on its common stock in the foreseeable future. Any payment of cash dividends on ev3 common stock will be at the discretion of its board of directors and will depend upon its results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by its board of directors. Therefore, holders of ev3 common stock should not expect to receive dividend income from shares of ev3 common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus and the SEC filings that are incorporated by reference in this information statement/prospectus include forward-looking statements. All statements other than statements of historical facts included or incorporated by reference in this information statement/prospectus that address activities, events or developments that ev3 and MTI expect, believe or anticipate will or may occur in the future are forward-looking statements including, without limitation, the statements about ev3’s and MTI’s plans, objectives, strategies, the outcome of contingencies such as legal proceedings, and prospects regarding, among other things, the financial condition, results of operations and business of ev3 and MTI. ev3 and MTI have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “forecast,” “possible,” “potential,” “project,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words or other words and terms of similar meaning. These forward-looking statements may be contained under the captions “Summary,” “Risk Factors,” “ev3,” “ev3—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Financial Projections” and “The Merger—Certain Effects of the Merger” or elsewhere in this information statement/prospectus and the other information contained in or incorporated by reference in MTI’s filings with the SEC. These forward-looking statements are based on current expectations about future events affecting ev3 and/or MTI and are subject to uncertainties and factors relating to ev3’s and MTI’s operations and business environment, all of which are difficult to predict and many of which are beyond ev3’s and/or MTI’s control. Many factors mentioned in this information statement/prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Although ev3 and MTI believe that the expectations reflected in the forward-looking statements are reasonable, ev3 and MTI do not know whether their expectations will prove correct. These forward-looking statements can be affected by inaccurate assumptions that ev3 and/or MTI might make or by known or unknown risks and uncertainties, including with respect to ev3 and/or MTI, the following, among other things:

•       the future value and trading price of shares of ev3 common stock and MTI common stock;

•       ev3’s and MTI’s ability to complete the merger;

•       the impact of the announcement and pendency of the merger and the pending stockholder lawsuit relating to the merger;

•       the failure to complete the merger;

•       anticipated benefits of the merger;

•       the highly competitive nature of the markets in which ev3 and MTI sell their products;

•       the failure to continue developing innovative products;

•       the loss of ev3’s or MTI’s customers;

•       increases in prices for raw materials or the loss of key supplier contracts;

•       employee slowdowns, strikes or similar actions;

•       product liability claims exposure;

•       risks in connection with ev3’s and MTI’s operations outside the United States;

•       conditions and changes in the medical device industry generally;

•       the failure in protecting ev3’s or MTI’s intellectual property;

•       exposure to competitors’ assertions of intellectual property claims;

•       the failure to retain senior management or replace lost senior management;

•       changes in generally accepted accounting principles;

•       changes in general economic and business conditions;

•       changes in currency exchange rates and interest rates;

•       introduction of competing products;

•       lack of acceptance of new products;

•       competitive pressures on the transactional sales and margins, and competition from new market participants for ev3’s or MTI’s sales;

•       the vertical integration by ev3’s or MTI’s customers of the production of ev3’s or MTI’s products into their own manufacturing process;

•       ev3’s or MTI’s inability to meet performance enhancement objectives, including efficiency and cost reduction strategies;

•       adverse changes in applicable laws or regulations;

•       conflicts of interest due to ev3’s ownership structure;

•       the incurrence of additional debt, contingent liabilities and expenses in connection of future acquisitions;

•       the failure to integrate effectively newly acquired operations; and

•       the absence of expected returns from the amount of intangible assets ev3 or MTI have recorded.

In addition to risk factors identified elsewhere, the factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have a material adverse effects on ev3 or MTI. Because ev3’s and MTI’s actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, ev3 and MTI cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on ev3’s and MTI’s results of operations and financial condition. All forward-looking statements included in this information statement/prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement/prospectus. ev3 and MTI do not undertake any obligation to update, amend or clarify these forward-looking statements or the risk factors contained or incorporated by reference in this information statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under federal securities laws.

THE MERGER

The following discussion describes certain aspects of the merger agreement and the merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this information statement/prospectus and is incorporated herein by reference. We urge MTI stockholders and ev3 stockholders to read the merger agreement carefully in its entirety for a more complete understanding of the merger.

Background of ev3’s Investment in MTI

MTI was incorporated in California in 1993 and reincorporated in Delaware in 1996. On February 21, 1997, MTI completed an initial public offering of its common stock and was listed on NASDAQ.

On May 25, 2001, MII, which subsequently became a wholly-owned subsidiary of ev3, entered into a securities purchase agreement with MTI, which resulted in MII owning shares of common stock of MTI. Through a series of transactions from 2001 to 2003, this ownership percentage increased to 50.3%. In addition, in transactions in 2003 and 2004, certain affiliates of Warburg Pincus LLC and The Vertical Group, L.P., which are ev3’s principal stockholders, entered into transactions with MTI pursuant to which they acquired a 20.0% ownership interest in MTI. In connection with ev3’s initial public offering in June 2005, this ownership interest was contributed to ev3 LLC in exchange for common membership units (which were subsequently converted into shares of ev3 common stock as a result of the merger of ev3 LLC with and into ev3, and subsequently transferred to MII). Solely as a result of the transactions described above, ev3 through MII owned 34,041,578 shares of MTI common stock, or 70.2% of the outstanding shares of MTI common stock, as of October 2, 2005.

Pursuant to the terms of a securities purchase agreement dated May 5, 2001, MTI is obligated to nominate and use its best efforts to cause to be elected and to remain as a director on its board of directors:

•       one person designated by MII, as long as MII owns at least 5%, but less than 10%, of the outstanding shares of common stock of MTI;

•       two persons designated by MII, as long as MII owns at least 10%, but less than 20%, of the outstanding shares of common stock of MTI;

•       three persons designated by MII, as long as MII owns at least 20%, but less than 30%, of the outstanding shares of common stock of MTI; and

•       four persons designated by MII, as long as MII owns at least 30% of the outstanding shares of common stock of MTI.

In addition, the securities purchase agreement provides that for so long as MII owns at least 10% of the outstanding shares of MTI common stock, at least one of the members of MTI’s board of directors designated by MII will serve as a member of each committee of the board. MII’s designees to the MTI board of directors are Dale A. Spencer, Richard B. Emmitt and Elizabeth H. Weatherman, each of whom is also one of ev3’s directors. In addition, James M. Corbett, President, Chief Executive Officer and a director of ev3, has been chairman of the MTI board of directors since January 2002 and was MTI’s acting President and Chief Executive Officer from April 2002 through October 2002.

In addition to the transactions described above, ev3 and MTI have also entered into a number of service and distribution agreements pursuant to which, among other things, ev3 promotes or distributes MTI’s products outside of the United States. These agreements are more fully described in “Relationships with MTI” beginning on page 99.

In 2001, the MTI board of directors created the MTI special committee to review and analyze on an ongoing basis contracts and arrangements between or among MTI and ev3 and its subsidiaries other than

MTI. The MTI special committee is comprised of George Wallace and Richard D. Randall, neither of whom are officers of MTI, ev3 or their affiliates. In July 2005, the ev3 board of directors created a special committee of independent directors, or the ev3 special committee, for the purpose of evaluating, negotiating and approving any agreement, arrangement or other transaction between ev3 and MTI. The ev3 special committee is comprised of Douglas W. Kohrs, Thomas E. Timbie and Haywood Cochrane, none of whom serve on the MTI board or otherwise have any relationship with MTI or any interest in transactions between ev3 and MTI.

Background of the Merger

In connection with ev3’s initial public offering, completed on June 21, 2005, ev3’s management received questions from the investment community regarding whether or not ev3 planned to purchase the remaining MTI shares that it did not already own, thereby eliminating the duplicative costs associated with MTI’s status as a public corporation. At such time, ev3’s management was principally focused on completing the initial public offering and ev3’s new obligations as a public company, as well as other strategic considerations, and ev3 did not actively consider such a transaction.

Since ev3’s initial public offering, ev3’s management and directors have become increasingly aware that the fact that both ev3 and MTI are public companies resulting in increased administrative costs due to overhead, reporting and compliance costs, and the measures taken by both companies to avoid potential conflicts of interest as a result of the business relationships between ev3 and MTI. In July 2005, certain members of ev3’s management began to discuss the possibility of purchasing the shares of MTI common stock not owned by ev3. At a regularly scheduled meeting on July 25, 2005, ev3’s board of directors discussed this possibility and requested ev3’s management to analyze the legal alternatives and financial aspects of such a transaction.

Over the next several months, members of ev3’s management undertook an analysis of the feasibility of a transaction in which ev3 would purchase the shares of MTI common stock that ev3 did not already own. ev3’s management consulted with King & Spalding LLP, its outside counsel, and engaged Piper Jaffray & Co., to, if requested, render to the ev3 board of directors an opinion as to the fairness, from a financial point of view, to ev3 of the merger consideration proposed to be paid to the holders of MTI common stock in the merger. During the course of this analysis of a possible transaction, James M. Corbett, ev3 President and Chief Executive Officer indicated to George Wallace, one of MTI’s independent directors that this analysis was under way.

In August 2005, Mr. Wallace and Richard Randall, the members of MTI’s standing special committee of independent directors, or the MTI special committee, had telephonic meetings with Latham & Watkins LLP to discuss their duties, as the members of the MTI special committee, to MTI and its minority stockholders in the event that ev3 proposed a possible strategic transaction between the two companies. The MTI special committee retained Latham & Watkins to serve as its independent legal advisor. The MTI special committee discussed the fiduciary duties, the role of a special committee in the context of a related party transaction and the potential timing and structures for a strategic transaction with ev3. Each member of the MTI special committee reviewed his past relationships to ev3 and affiliates of ev3 with the advice of Latham & Watkins and concluded that each member was independent.

At a special meeting of ev3’s board of directors on September 14, 2005, ev3’s management reviewed with ev3’s board of directors the progress it had made in considering whether to propose a transaction to MTI, including potential advantages and disadvantages. ev3’s board of directors requested that management continue to investigate certain issues related to a possible transaction. ev3’s board of directors authorized ev3’s management to seek a waiver from the restrictions on ev3’s ability to issue shares of its common stock as a result of ev3’s agreement with the underwriters of its initial public offering in order to allow ev3 to issue shares of its common stock as consideration in the event that ev3’s board of directors subsequently determined to authorize such a transaction with MTI. Although ev3’s board of directors did not authorize the management of ev3 at that time to make a proposal to MTI regarding a possible transaction, it did authorize Mr. Corbett to approach the unaffiliated members of MTI’s board of directors on an informal basis to get their views of the likely parameters of a possible transaction.

On September 15, 2005, Mr. Corbett contacted the MTI special committee to inform them that the ev3 board of directors and members of its senior management team had been evaluating the possibility of making a proposal to MTI to acquire the remaining interests in MTI not held by ev3 and its affiliates and to solicit from the members of the MTI special committee their views of the parameters of a transaction that the members of the MTI special committee would find acceptable. No substantive discussion occurred at this time.

The MTI special committee held a telephonic meeting on September 15, 2005, to discuss a possible strategic transaction involving MTI and ev3. Latham & Watkins participated in the meeting and discussed the fiduciary duties of the MTI special committee. The MTI special committee discussed the need to retain independent financial advisors. During this meeting, the MTI special committee interviewed representatives from four different financial advisors in order to assess each advisor’s qualifications, independence and proposed fee structure. The MTI special committee did not engage a financial advisor at this time, and authorized Latham & Watkins to negotiate with the potential candidates.

On September 16, 2005, the MTI board of directors held a telephonic meeting, at which time the board discussed the parameters of a possible strategic transaction between MTI and ev3. The board expressed interest in pursuing a possible transaction that could lead to a buy-out of MTI’s minority stockholders and authorized the MTI special committee to begin discussions and negotiations with ev3 in the event that ev3 made a proposal, to retain and work with financial advisors to review and evaluate any such proposal in order to determine whether a proposed transaction was fair to, from a financial point of view, to MTI’s public stockholders and to recommend to the MTI board of directors what action, if any, should be taken by MTI with respect to any proposed transaction. The MTI board of directors resolved that it would not recommend any possible transaction for approval by the MTI stockholders or otherwise approve any possible transaction without a prior favorable recommendation from the MTI special committee.

Later that day, members of the MTI special committee conducted a telephonic meeting at which they discussed the MTI board of directors meeting and the delegation of authority to the MTI special committee. The MTI special committee discussed its fiduciary duties and possible options, timing and parameters under which it would begin discussion regarding the potential buy-out of MTI’s minority stockholders.

On September 19, 2005, Mr. Corbett and Cecily Hines, ev3’s Vice President and Chief Legal Officer, and a representative from King & Spalding held a teleconference with the members of the MTI special committee and representatives of Latham & Watkins and Stradling Yocca Carlson and Rauth, MTI’s outside counsel. During this telephonic meeting, Mr. Corbett discussed the parameters of a possible transaction that ev3 had been considering, including ev3’s preliminary determination that it preferred to pursue an exchange offer as opposed to a negotiated merger transaction at that time. Mr. Corbett also indicated willingness at that time to condition the exchange offer on the acceptance of the exchange offer by holders of at least two-thirds of the shares of MTI common stock not owned by ev3 or its affiliates. Mr. Corbett also discussed the basis on which ev3 was analyzing the premium to be offered to MTI stockholders in connection with a possible transaction as well as ev3’s desire to complete any transaction expeditiously. Mr. Corbett requested that the members of the MTI special committee develop their own view, with the assistance of their advisors, of the financial and other terms of a proposal that the members of the MTI special committee might be able to recommend to assist ev3 management in determining whether or not a transaction was practicable. The MTI special committee did not respond other than to insist that it would need to engage a financial advisor before it could analyze the matters presented by Mr. Corbett.

Later that same day, the MTI special committee held a telephonic meeting to discuss the parameters of a possible strategic transaction between ev3 and MTI that had been suggested by ev3. At the meeting, the MTI special committee re-affirmed its conclusion that the committee would retain a financial advisor to assist it with the proposed transaction. The MTI special committee, among other matters, discussed the candidacy of the financial advisors previously interviewed by it on September 15, 2005 and the status of the ongoing negotiations of Latham & Watkins with each candidate. The MTI special committee authorized Latham & Watkins to negotiate final terms with Deutsche Bank Securities Inc. to serve as the committee’s financial advisor and issue a fairness opinion in connection with the proposed transaction.

On September 26, 2005, the MTI special committee held a telephonic meeting to discuss the structure, timing and price of a possible strategic transaction between MTI and ev3. Deutsche Bank presented a preliminary valuation analysis of ev3 and MTI. A representative from Latham & Watkins discussed the MTI special committee’s fiduciary duties, the need for the MTI special committee to conduct diligence on ev3 and the resulting implications of timing for a potential transaction. The MTI special committee discussed ev3’s expressed desire for a rapid transaction. The MTI special committee also discussed the basis for calculating the premium to be offered to MTI stockholders suggested by ev3, certain financial analyses and what might constitute an adequate premium for the shares held by MTI’s minority stockholders. At the conclusion of the meeting, the MTI special committee instructed Deutsche Bank to perform a detailed valuation analysis.

On September 28, 2005, the MTI special committee executed an engagement letter with Deutsche Bank as its independent financial advisor.

On September 15, 2005 and October 6, 2005, respectively, the two managing underwriters in connection with ev3’s initial public offering executed a waiver in order to permit the issuance of shares of ev3 common stock in exchange for shares of MTI common stock in the event that ev3 pursued such a transaction.

On October 4, 2005, the MTI special committee held a telephonic meeting with representatives of Latham & Watkins to discuss the proposed transaction with ev3. The MTI special committee discussed the MTI board of directors’ approval of the engagement of Deutsche Bank. The MTI special committee discussed financial and valuations matters, timing and process and strategies for negotiation of a transaction with ev3. Latham & Watkins reported that they had been approached by representatives of ev3 to schedule a conference call to discuss the pricing and structure of the possible transaction.

On October 7, 2005, ev3’s board of directors met to consider the advisability of an exchange offer and subsequent merger in order to acquire the shares of MTI common stock not held by ev3 and its affiliates. At this meeting, the ev3 board of directors engaged in a discussion, with the participation of members of ev3’s management and representatives of Piper Jaffray and King & Spalding, of the proposal and Piper Jaffray made a presentation regarding its preliminary financial analysis of the proposed transaction. Following this discussion, the ev3 special committee and the full ev3 board of directors each determined unanimously to approve the communication of the proposal to MTI.

Following the ev3 special committee and board of directors meeting on October 7, 2005, Mr. Corbett delivered, via electronic mail, a letter to the members of MTI’s board of directors summarizing ev3’s proposal to acquire the remaining shares of MTI common stock. The following is the text of Mr. Corbett’s letter to the MTI board of directors:

October 7, 2005

Board of Directors
Micro Therapeutics, Inc.
2 Goodyear
Irvine, California 92618

Members of the Board:

Today we are beginning a process that we believe is in the best interest of all stockholders of Micro Therapeutics, Inc. (the “Company”). I am writing you to let you know that ev3 Inc. (“ev3”) intends to commence a transaction whereby ev3 would increase its equity ownership, up to l00%, in the Company. We intend to offer to acquire all of the shares of the Company’s common stock not currently owned by ev3 at a purchase price of $6.91 per share, payable in ev3 common stock. This price reflects a 20% premium to the trailing 30 day average ending with the closing price of the Company’s common stock on October 7, 2005.

It is also our intention that the closing of the offer would be conditioned on the acceptance of the offer by holders of two-thirds of the shares of the Company not held by ev3 or other affiliates of the Company. Assuming this condition is satisfied and the offer is completed, ev3 would own more than 90% of the outstanding shares of the Company’s common stock as a result of the offer and ev3 would thereafter effect a merger of the Company with and into ev3 or an affiliate of ev3 on the same terms as the offer. Of course, our willingness to commence the offer is conditioned on the Company’s having provided the necessary consents and/or waivers under the Company’s current “poison pill” and any applicable state anti-takeover statutes.

We understand that the Board of Directors of the Company has authorized its existing special committee of disinterested directors (the “Special Committee”) to respond to our proposal on behalf of the Company’s public stockholders with the assistance of the financial and legal advisors that it has selected. ev3 would welcome the opportunity to present its proposal to the Special Committee as soon as possible. Our entire team, including our legal and financial advisors, looks forward to working with the Special Committee and its legal and financial advisors to complete a mutually acceptable transaction.

We believe this proposed transaction is very much in the interests of the Company’s public stockholders and the Company’s business. ev3 is a global medical device company focused on all three endovascular device sub-markets, including the neurovascular market served by the Company. By exchanging their shares of the Company for shares of ev3, the Company’s public stockholders would participate in the opportunity and upside of ev3 while retaining a continued ownership interest in the Company’s business through an ownership interest in ev3. In addition, the transaction we propose would enhance our collective ability to pursue a coordinated strategy for ev3’s cardio peripheral and neurovascular products, while reducing the costs and complexities associated with having two distinct sets of public stockholders.

In considering our proposal, you should be aware that we are interested only in acquiring the publicly held shares of the Company and we will not sell our stake in the Company.

Concurrently with sending this letter to you, we are preparing to file an amendment to our Schedule 13D.

Sincerely,

/s/ James M. Corbett
James M. Corbett
President and Chief Executive Officer

*******

Upon receiving the above offer letter, Mr. Wallace, on behalf of the MTI special committee, held a telephonic conference with representatives from Latham & Watkins and Deutsche Bank to discuss the material terms of the proposal and how to respond. The MTI special committee discussed the need to conduct an appropriate amount of diligence and to become fully informed about the financial elements of the transaction proposed by ev3 before making a response or engaging in negotiations.

Later that same day, Mr. Corbett, Ms. Hines and a representative from King & Spalding participated in a teleconference with Mr. Wallace and representatives from Deutsche Bank and Latham & Watkins. During the teleconference, Mr. Corbett informed the MTI special committee that the letter sent to the MTI board of directors was ev3’s formal proposal regarding a possible transaction to acquire all of the outstanding shares of MTI not owned by ev3 or its affiliates. Mr. Corbett outlined how ev3 had decided on its offer price of a 20% premium to the closing price on that day and expressed his view that the exchange ratio implied by the proposal was fair to MTI stockholders. Mr. Corbett encouraged the parties to negotiate throughout the weekend in order to facilitate the launch of an exchange offer as promptly as possible. On behalf of the MTI special committee, Mr. Wallace insisted on a higher exchange ratio and full access and time to conduct diligence. Representatives from Latham & Watkins insisted that the terms and conditions of the transaction should be set forth in an agreement in order to protect the minority stockholders of MTI and its directors. Mr. Corbett disagreed, and Mr. Wallace then stated that he would consult with the other member of the MTI special committee, as well as the MTI special committee’s advisors, before responding or engaging in further discussion about the matters at issue.

Later on the evening of October 7, 2005, the MTI special committee met with its legal and financial advisors. Representatives from Latham & Watkins again advised the MTI special committee regarding its fiduciary duties. The parties discussed the need to conduct full legal and financial diligence prior to coming to an agreement as to price, the desirability of a written agreement to protect the minority stockholders of MTI and the need for time to adequately conduct the diligence process. Deutsche Bank presented a preliminary financial analysis for the MTI special committee. The MTI special committee discussed appropriate responses to the ev3 offer and agreed to engage in limited negotiations the next day.

On October 8, 2005, Mr. Corbett, Ms. Hines and a representative from King & Spalding participated in a teleconference with the MTI special committee and representatives of Deutsche Bank and Latham & Watkins. The MTI special committee informed Mr. Corbett that ev3’s proposal was not acceptable to the MTI special committee and did not reflect a transaction that the committee would recommend to the MTI board of directors. The MTI special committee informed ev3 that they would need full and complete access to perform legal and financial diligence. Representatives from Latham & Watkins expressed their view that the diligence process would take approximately two to four weeks, provided that they were given full access to the relevant materials and members of management of ev3. Deutsche Bank also indicated that based on their review of premiums paid in comparable transactions and other financial analyses, a significantly higher premium than that reflected in ev3’s October 7, 2005 letter would be necessary for the MTI special committee to agree to a transaction. Mr. Corbett suggested that the MTI special committee should make a counterproposal regarding an acceptable exchange ratio before ev3 granted the MTI special committee and its advisors access to due diligence materials in order to determine whether a transaction was feasible. The parties ended the teleconference without agreement on the issues.

On October 8, 2005, following the discussion with ev3, the MTI special committee held a telephonic meeting to discuss whether it should proceed with negotiating the preliminary terms of a proposed transaction prior to conducting full diligence. After consultation with its advisors and considering the suggestion of ev3 that it wanted a counterproposal regarding en exchange ratio before proceeding further, the MTI special committee decided to propose to ev3 that they determine a range of acceptable premiums, with the final premium being decided upon completion of full diligence. However, the MTI special committee concluded that it did not have enough information at this time to decide on an acceptable range and instructed its financial advisors to conduct additional financial analysis in order to assist the MTI special committee.

On October 9, 2005, the MTI special committee held a telephonic meeting, at which Deutsche Bank made a presentation regarding MTI, ev3 and certain financial analyses. Following a discussion regarding the advisability of agreeing on a specific transaction structure or exchange ratio, and based, in part, on the financial analysis provided by its financial advisor, the MTI special committee determined to counter ev3’s offer of a 20% premium with the range of premiums of 35% to 40%, to the five day average exchange ratio of the two companies as of October 7, 2005. The MTI special committee decided to condition its agreement on a price range on the satisfactory completion of due diligence and the negotiation of a definitive agreement and other documentation acceptable to the MTI special committee. The MTI special committee discussed its belief that this strategy was the best way to benefit from ev3’s desire to move quickly to obtain a higher exchange ratio for MTI stockholders than might otherwise be expected.

Later on October 9, 2005, Mr. Corbett, Ms. Hines and a representative from King & Spalding participated in a teleconference with the MTI special committee and representatives of Deutsche Bank and Latham & Watkins. Representatives from Latham & Watkins and Deutsche Bank outlined the deliberations that the MTI special committee had undertaken regarding valuation and indicated that they had reviewed a variety of available metrics in estimating a range of exchange ratios that the MTI special committee would consider. Subject to the satisfactory completion of due diligence and the negotiation of an acceptable definitive agreement, the MTI special committee indicated its then current belief that an exchange ratio that was a based on a premium of 35% to 40%, based on the five day average exchange ratio of the two companies as of October 7, 2005, would be acceptable. Based on applying the exchange ratios derived from these premiums, the implied share price would equate to a value of $7.87 to $8.16 for each share of MTI common stock. Mr. Corbett responded that a premium at that level was substantially in excess of the mean for comparable transactions and that it was ev3’s belief that a premium well below the mean was more appropriate. Mr. Corbett stated that ev3 was not willing to make a counter offer unless the MTI special committee was willing to agree to recommend a specific exchange ratio, rather than a range, to the full MTI board of directors and to recommend that MTI sign an agreement to that effect and disclose such agreement in a press release. The MTI special committee responded by insisting that Mr. Corbett make a counter-offer and informing him that any accommodations on announcement and timing would be made only if his offer was within the MTI special committee’s 35% to 40% premium range to the five day average exchange ratio of the two companies as of October 7, 2005. The representative from Latham & Watkins also reiterated to Mr. Corbett about the need for the MTI special committee and its advisors to be provided adequate time to review and full access to due diligence materials relating to ev3 and MTI. Mr. Corbett concluded the call by offering a 30% premium and emphasized that ev3’s revised proposal was being extended in anticipation of reaching an agreement prior to launching ev3’s proposed exchange offer as promptly as practicable.

Later on October 9, 2005, the MTI special committee, along with its advisors, held a private telephonic meeting. The representative from Latham & Watkins reminded the MTI special committee of its fiduciary duties and discussed open issues in the negotiation. Representatives from Deutsche Bank discussed certain financial matters related to the offer. The MTI special committee agreed that it should not agree on a specific premium, but rather to continue to negotiate for a premium of 35 to 40% of the five day average exchange ratio as of October 7, 2005, by using ev3’s desire to move quickly as a strategy to obtain a higher premium and to prevent ev3 from terminating negotiations prior to raising ev3’s bid to the 35 to 40% premium range proposed by the MTI special committee.

Later in the evening of October 9, 2005, Mr. Corbett polled the members of the ev3 board of directors to determine whether there was sufficient support for an increase in ev3’s proposed exchange ratio.

Later in the evening of October 9, 2005, Mr. Corbett and other members of ev3 management together with representatives of King & Spalding, held another telephonic meeting with the members of the MTI special committee and representatives of Deutsche Bank and Latham & Watkins. The MTI special committee informed Mr. Corbett that it continued to feel that it was in the best interests of MTI’s minority stockholders not to agree on a specific premium but rather a range of appropriate premiums. Mr. Corbett provided a revised offer of 0.45797 of a share of ev3 common stock for each share of MTI common stock, if the MTI special committee would agree to publicly announce its support for ev3’s revised proposal before the market opened on Monday, October 10, 2005. This offer represented an exchange ratio premium of 41.7% to the five day average exchange ratio as of October 7, 2005. This offer also represented a value of $7.90 for each share of MTI common stock based on the closing price of ev3 common stock on October 7, 2005 and a 35.6% premium over the five day trading average as of October 7th. Mr. Corbett stated that this figure was higher than had been approved by ev3’s board of directors, making the offer subject to the approval of ev3’s board of directors. Mr. Corbett concluded that this was the final and highest offer that ev3 would make at that time, and because of the value ev3 placed on agreeing on a specific premium rather than a range prior to the end of the weekend, any subsequent premium offered by ev3 would not be as high as the current offer. The MTI special committee agreed to meet to consider the revised offer.

The MTI special committee then held a telephonic meeting to discuss the revised offer. The representative from Latham & Watkins reminded the MTI special committee of its fiduciary duties and summarized the material terms of the most recent offer proposed by ev3. The committee members discussed their belief that the offer was the highest offer that ev3 was prepared to make at that time, and if an agreement on a specific premium was not reached prior to the conclusion of the weekend, any subsequent offer by ev3 would not be as financially favorable to the minority stockholders of MTI. Deutsche Bank presented a financial analysis and confirmed that the exchange ratio was at a 41.7% premium to the five day average ratio and that the implied share price of $7.90 was 35.6% and 38.2% above the average closing price for the five and thirty days of trading ending on October 7, 2005, respectively. After discussion, the MTI special committee agreed to express its preliminary support for the proposed exchange ratio, subject to the completion of due diligence, the delivery of a fairness opinion by Deutsche Bank and the negotiation of a definitive agreement acceptable to the MTI special committee.

Mr. Corbett, Ms. Hines and a representative from King & Spalding were invited to rejoin the conference with the MTI special committee and its advisors. The representative from Latham & Watkins summarized the MTI special committee’s understanding of the offer, noting that Mr. Corbett did not have authorization for the most recent offer of 0.45797 share of ev3 common stock for each share of MTI common stock. Mr. Corbett informed the MTI special committee that he had subsequently received authority from the ev3 board of directors and that his offer to commence an exchange offer at the exchange ratio of 0.45797 should be considered a formal offer of ev3 approved by the ev3 board of directors. The MTI special committee asked for a higher exchange ratio and Mr. Corbett refused, stating that this was the highest ev3 was willing to offer. The MTI special committee insisted that it was not willing to enter into an agreement relating to price or structure but was only willing to make a public statement that based on the limited due diligence and consultation with its advisors to date, the MTI special committee was inclined to support the offer, subject to completion of diligence, acceptable documentation and the delivery of a fairness opinion by Deutsche Bank. The MTI special committee made it clear that the MTI special committee would retract its conditional support of the offer upon discovery of any adverse findings during the diligence process. The parties came to an agreement regarding the language of the press release.

On the morning of October 10, 2005, both ev3 and MTI issued press releases regarding the proposal by ev3 which included the following statement: “Following preliminary negotiations, the special committee has informed ev3 that, based on its analysis to date, it is prepared to recommend acceptance of ev3's most recent offer to acquire the outstanding common stock of the Company that it does not currently own in exchange for a number of shares of ev3 common stock based on an exchange ratio of 0.45797 of a share of ev3 common stock for each share of the Company’s common stock, subject to satisfactory due diligence, final agreement regarding the terms of the exchange offer and related documentation and receipt of a formal fairness opinion from the special committee's financial advisor.” Also during the morning of October 10, 2005, ev3 held special meetings of the ev3 special committee and the ev3 board of directors to ratify the revised proposal made to the MTI special committee on the previous evening.

On October 11, 2005, a purported class action complaint was filed in Delaware against MTI, MTI’s board of directors and ev3, alleging, among other things, that the transaction announced by ev3 and MTI in the respective press releases would be unfair to the minority stockholders of MTI and a breach of fiduciary duty by MTI’s board of directors, and seeking, among other things, to enjoin the proposed transaction.

Beginning on October 10, 2005 and continuing through the execution of the merger agreement on November 14, 2005, Deutsche Bank and Latham & Watkins conducted financial and legal diligence, respectively, of ev3 and MTI. Throughout the diligence process, the MTI special committee was given updates on the progress and conclusions of legal and financial diligence at each meeting of the MTI special committee, as discussed below.

In addition, between October 10, 2005 and October 20, 2005, King & Spalding and Latham & Watkins engaged in a series of discussions regarding the possible terms of an exchange offer. In particular, Latham & Watkins insisted that the terms and conditions of the exchange offer and the subsequent merger be set forth in an agreement in order to protect the minority stockholders of MTI and its directors. Ultimately, King & Spalding indicated that if the MTI special committee was going to insist on entering into an agreement, then ev3 would likely determine to not to proceed with an exchange offer and to instead seek to negotiate a merger agreement providing for a one step merger. October 26, 2005, King & Spalding delivered a draft of a merger agreement to the MTI special committee and its financial and legal advisors.

On October 15, 2005, the MTI special committee held a telephonic meeting with representatives from Latham & Watkins and Deutsche Bank. Representatives from Deutsche Bank then gave a detailed financial presentation to the MTI special committee regarding movement in stock prices of ev3 and MTI following the announcement of the proposed transaction on October 10, 2005. The MTI special committee discussed the trading activities of both companies. Representatives from Latham & Watkins concluded the meeting by updating the MTI special committee as to the progress of its due diligence review of ev3 and MTI and the progress of its discussions with King & Spalding regarding the structure of the proposed transaction. The MTI special committee instructed Latham & Watkins to continue with its diligence review and discussions with King & Spalding.

On October 20, 2005, the MTI special committee held a telephonic meeting, at which its advisors provided the committee with an update as to the status of financial and legal diligence. Representatives from Deutsche Bank made a presentation updating the market reaction to the offer by ev3, and the MTI special committee discussed the trading patterns of the two companies’ stocks since the announcement of the proposed transaction. The MTI special committee also discussed the feasibility of finding other potential bidders for MTI, concluding on advice of its financial advisors that such a possibility was unlikely given that no bidders had come forth since the announcement and that ev3 held a 70.1% interest in MTI and had stated its refusal to sell its interest to a third party. The MTI special committee discussed the possibility that ev3 would make a revised proposal structured as a long-form merger rather than an exchange offer, including the practical differences between a long-form merger and an exchange offer, stockholder rights and protections and the potential timing for closing the transaction.

On October 28, 2005, the MTI special committee held a telephonic meeting with representatives from Latham & Watkins and Deutsche Bank to discuss a written draft merger agreement received from ev3. The MTI special committee discussed the significant differences between an exchange offer and a merger agreement. The material terms of the proposed merger agreement were summarized for the MTI special committee and the parties discussed several critical issues in the written proposal, including, among other things:

•  the merger agreement was drafted to not require the approval by a majority of the minority stockholders of MTI; and

•  the proposed merger agreement restricted the MTI special committee’s ability to change its recommendation to the minority stockholders of MTI.

The MTI special committee discussed these items as well as possible alternative structures, negotiation strategy and timing of the proposed transaction. They instructed Latham & Watkins to continue to negotiate the transaction and to insist on a structure that provided for a majority of the minority protection and the ability of the MTI special committee to speak freely to stockholders.

On October 30, 2005, Deutsche Bank, Latham & Watkins and King & Spalding met by teleconference to discuss the ongoing due diligence process by Deutsche Bank and Latham & Watkins and the MTI special committee’s preliminary response to the King & Spalding draft of the merger agreement. Representatives of Latham & Watkins outlined the areas of diligence that were still outstanding and made certain demands for changes in the structure of the transaction proposed by ev3, including the MTI special committee’s insistence on the inclusion of a majority of the minority voting provision, interim operating covenants and a 120 day post-closing “lock-up” period restricting ev3’s ability to make other acquisitions. King & Spalding informed Latham & Watkins and Deutsche Bank that ev3 was unwilling to enter into a merger agreement that contained a “majority of the minority” vote provision and was also unwilling to consider any restrictive operating covenants that limited ev3’s ability to make other acquisitions.

On November 1, 2005, the MTI special committee held a telephonic meeting with representatives from Latham & Watkins and Deutsche Bank. The MTI special committee discussed the legal and financial diligence completed to date and the open issues under the merger agreement. Prior to the meeting, a copy of the merger agreement prepared by King & Spalding was provided to the MTI special committee. Representatives from Deutsche Bank made a financial presentation, referring to a financial analysis that was provided in advance to the MTI special committee.

Following the discussion, the MTI special committee invited Mr. Corbett to join the meeting so that the MTI special committee could communicate its expectations regarding the timing and progress of diligence and the preparation of the markup to the merger agreement. Mr. Corbett was joined by a representative from King & Spalding and Ms. Hines. The parties discussed the material issues regarding the merger agreement that had previously been raised and the committee reiterated its objection to the absence of a “majority of the minority” voting provision in the merger agreement . The MTI special committee also outlined their additional diligence needs including the need for further forward looking financial information regarding each of ev3 and MTI. During this meeting, ev3 agreed to provide the requested forward-looking financial information.

Between November 2, 2005 and November 7, 2005, legal counsel to ev3 and the MTI special committee exchanged a number of drafts of a proposed merger agreement and held a numerous discussions regarding the terms and conditions of the proposed merger agreement.

On November 6, 2005, the MTI special committee held a telephonic meeting with representatives from Latham & Watkins and Deutsche Bank. Representatives from Deutsche Bank reported on the progress of the financial diligence, including its discussions with ev3 management. Representatives from Deutsche Bank then gave an update regarding the stock prices of ev3 and MTI, referring to materials that were provided to the MTI special committee in advance of the meeting. Representatives from Latham & Watkins then discussed the revisions to the merger agreement and the negotiations with ev3’s counsel. The representatives of the MTI special committee were instructed to continue to negotiate and report back.

On November 7, 2005, Latham & Watkins and King & Spalding discussed the terms and conditions of the merger agreement. King & Spalding indicated to Latham & Watkins that ev3 was not willing to include a “majority of the minority” condition and that the MTI special committee should focus on the terms of a transaction that did not contain that protection.

On November 9, 2005, the MTI special committee held an in person meeting with representatives of Latham & Watkins and Deutsche Bank to discuss the progress of the negotiations and receive reports from its advisors. Representatives from Latham & Watkins again reviewed the fiduciary duties of the committee. The MTI special committee discussed the results of the legal and financial diligence that had been completed on ev3 and MTI. The MTI special committee discussed the relative benefits of a merger agreement to an exchange offer, including the ability to obtain protection in the merger agreement in the form of more extensive representations and warranties by ev3 regarding its business and financial condition. The parties also discussed the most recent terms of the merger agreement and the negotiations between Latham & Watkins and King & Spalding. The MTI special committee requested that representatives from Latham & Watkins continue to negotiate for a “majority of the minority” condition, more extensive warranties and representations by ev3 regarding its business and financial condition and other provisions that the MTI special committee deemed beneficial for MTI’s minority stockholders.

On November 10, 2005, representatives from Latham & Watkins and King & Spalding discussed, among other things, the terms of the merger agreement, including the MTI special committee’s requirement that the merger transaction include a “majority of the minority” condition. King & Spalding again stated ev3’s refusal to provide for the condition. In response to demands by Latham & Watkins, ev3 also indicated that it was no longer willing to consider the exchange offer structure that was originally proposed.

On November 12, 2005, ev3’s board of directors and the ev3 special committee each met to consider the terms of a revised offer to MTI. Mr. Corbett and a representative from King & Spalding indicated to the members of the ev3 board and the ev3 special committee that it was their belief that the MTI special committee would not recommend a merger agreement that did not contain a “majority of the minority” condition unless ev3 were to offer a meaningful increase in the previously announced exchange ratio of 0.45797 and ev3 made a number of additional concessions in the draft merger agreement, as reflected in the revised draft of merger agreement that had been distributed to the members of the ev3 board of directors the previous day. In addition, Piper Jaffray made a financial presentation to the ev3 board of directors and delivered its opinion to the board of directors of ev3 that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in its written opinion, delivered as of November 12, 2005, assumed exchange ratio of 0.48086 of a share of ev3 common stock issued in exchange for each share of MTI common stock as merger consideration to be paid to MTI, on and subject to the other terms and conditions set forth in a draft of the merger agreement in the form provided to Piper Jaffray on November 10, 2005, was fair to ev3 from a financial point of view. The full text of Piper Jaffray’s opinion is attached as Annex C to this information statement/prospectus. Management of ev3 had instructed Piper Jaffray to use an outside maximum possible exchange ratio of 0.48086 for purposes of rendering its opinion (and not the ratio included in the draft merger agreement provided to them by ev3). The ev3 board of directors and the ev3 special committee also discussed the merits of proceeding with the transaction on the basis of a higher exchange ratio in the context of a merger agreement that did not contain a “majority of the minority” voting provision, as well as the effect of the other concessions in the draft merger agreement that ev3 would likely have to make in order for the MTI special committee to recommend such a transaction, including the limited right of ev3 to refuse to close the merger if an event occurred that constituted a “material adverse change” to MTI. After an extended discussion, the ev3 board of directors and the ev3 special committee each approved the making of an improved offer to the MTI special committee that provided for an exchange ratio of 0.4717, representing a 3% increase in the number of ev3 shares offered compared to the previously announced 0.45797 exchange ratio, and further authorized Mr. Corbett to offer a modestly higher exchange ratio if necessary in order to obtain the MTI special committee’s recommendation but strongly urged Mr. Corbett to limit any additional increases in the proposed exchange ratio. Thereafter, King & Spalding delivered a revised draft of the merger agreement to Latham & Watkins that reflected the increased exchange ratio of 0.4717 and the other terms that had been discussed and indicated that this was ev3’s best and final offer.

Later on November 12, 2005, the MTI special committee held a telephonic meeting with representatives of Latham & Watkins and Deutsche Bank to discuss the revised draft, the new exchange ratio and other open issues. The MTI special committee discussed the increased price as well as the other provisions of the revised draft, including ev3’s continued refusal to provide for a “majority of the minority” condition. The committee discussed the final legal and financial due diligence results. The MTI special committee authorized Latham & Watkins to continue to negotiate for improved terms and a majority of the minority provision.

Later that day, representatives from King & Spalding held a series of conversations with representatives from Latham & Watkins and Deutsche Bank regarding the revised proposal. During these conversations, a representative from Latham & Watkins indicated that the MTI special committee was disappointed with the proposed increase in the exchange ratio. Representatives from King & Spalding were also informed that in order for the MTI special committee to recommend the revised proposal by ev3, the MTI special committee would need a larger increase in the exchange ratio than the 3% increase contained in the draft merger agreement distributed by King & Spalding that morning, as well as additional representations and warranties by ev3 regarding its business and financial condition. Representatives from King & Spalding also reiterated ev3’s refusal to provide for a “majority of the minority” condition and discussed other provisions of the merger agreement.

On the morning of November 13, 2005, the MTI special committee held a telephonic conference with representatives from Latham & Watkins and Deutsche Bank in order to plan for further negotiations with ev3. A representative from Latham & Watkins updated the MTI special committee regarding the negotiations that had taken place between representatives from Latham & Watkins and King & Spalding since the previous day. The MTI special committee held lengthy discussions regarding the most recent developments and considered various negotiation strategies. The MTI special committee authorized Latham & Watkins to continue to negotiate for improved terms and a majority of the minority provision.

Later the same day, during a telephonic conference with the MTI special committee and representatives from Deutsche Bank and Latham & Watkins, the representatives from Deutsche Bank updated the committee regarding the status of its review of the transaction, including the fairness, from a financial point of view, to MTI’s public stockholders of the proposed exchange ratio. A lengthy discussion ensued during which time the MTI special committee considered negotiation strategies in order to increase the merger consideration, as well the need for a “majority of the minority” condition. The MTI special committee, following the advice of its legal and financial advisors, decided to communicate to ev3 that at least a 10% increase over the previous exchange ratio of 0.45797 would be necessary in order for the MTI special committee to recommend the transaction.

At this time, the MTI special committee, along with representatives from Latham & Watkins and Deutsche Bank, invited Mr. Corbett to join the meeting so that the parties could engage in negotiations. Mr. Corbett was joined by Ms. Hines and a representative from King & Spalding. The representative from Latham & Watkins informed Mr. Corbett that the MTI special committee was requesting a 10 to 12% increase in the previously offered exchange ratio and continued to insist on a “majority of the minority” condition. Mr. Corbett stated that ev3 remained unwilling to provide for a “majority of the minority” condition under any circumstance and was only willing to discuss an increase in the previously announced exchange ratio in the context of a merger agreement that did not contain a majority of the minority voting provision. Mr. Corbett also stated that his board would not be able to support an increase in the exchange ratio in the range requested by the MTI special committee. At this point all parties disconnected in order to meet with their respective advisors.

The MTI special committee discussed the developments with its advisors and concluded that ev3 was unlikely to be able to offer a 10 to 12% increase in the exchange ratio. The MTI special committee also discussed ev3’s refusal to provide for a “majority of the minority” condition in the merger agreement. After discussion, the MTI special committee resolved to wait to hear ev3’s response, but to continue to negotiate for a more favorable exchange ratio and the “majority of the minority” condition.

After the parties reconvened, Mr. Corbett indicated that ev3 was willing to increase its proposed exchange ratio to 0.476289, or a 4% increase from the October 10, 2005 proposal. He also indicated that this proposal was ev3’s best and final offer and that ev3 was unwilling to consider a transaction at a higher exchange ratio such as that implied by the 10 to 12% increase requested by the MTI special committee because to do so would not be in the best interests of ev3 stockholders. Mr. Corbett also stated that this final offer did not provide for a “majority of the minority” vote, and if not accepted on these terms, ev3 was prepared to retract its offer and terminate negotiations. The MTI special committee requested a 6% increase in the original exchange ratio and was rejected by ev3. The parties disconnected without resolution of these issues.

The MTI special committee then convened in private to discuss this offer with representatives from Latham & Watkins and Deutsche Bank. The representatives from Deutsche Bank confirmed that the most recent offer was in fact 4% higher than the previously announced exchange ratio of 0.45797. The MTI special committee discussed the adequacy of the price, whether this was the final and best offer by ev3 and the likelihood that ev3 would terminate negotiations if the committee did not accept this offer. The MTI special committee discussed its belief, based in part on Deutsche Bank’s financial, analysis that the current exchange ratio offered by ev3 was approaching the highest amount that would be able to be justified by Piper Jaffray. The parties also discussed the ability of Deutsche Bank to render a fairness opinion based on the revised offer. A representative from Latham & Watkins again reminded the MTI special committee of its fiduciary duties. The MTI special committee then again discussed whether this was the right time for the transaction, the price offered, alternatives available to the minority stockholders of MTI and the financial viability of MTI to function independent of ev3. At the conclusion of the discussion, the MTI special committee resolved to express its support for the merger agreement, subject to obtaining a fairness opinion from Deutsche Bank and satisfactory negotiation of other terms of the merger agreement.

The MTI special committee, along with representatives from Latham & Watkins and Deutsche Bank, rejoined Mr. Corbett, Ms. Hines and a representative from King & Spalding. The representative from Latham & Watkins reviewed the MTI special committee’s understanding of the offer and reiterated its request for a more favorable exchange ratio. Mr. Corbett rejected the request and confirmed that this was the last, best and final offer of ev3. Mr. Corbett emphasized that this was the highest offer ev3 was prepared to make and that ev3 was prepared to terminate negotiations if the offer was not accepted on these terms. In response to requests by Latham & Watkins, Mr. Corbett again re-affirmed that ev3 would not consider a transaction where a “majority of the minority” condition would be present, and would no longer entertain structuring the transaction as an exchange offer. Following extensive negotiations, the MTI special committee informed Mr. Corbett that it was willing to support the merger on these terms subject to Deutsche Bank rendering a fairness opinion and satisfactory negotiation of other terms of the merger agreement.

Later that evening, the board of directors of MTI convened in a telephonic meeting which was also attended by representatives of Latham & Watkins and Stradling Yocca. Messrs. Wallace and Randall, in their role as the members of the MTI special committee, attended the meeting and informed the MTI board of directors that the MTI special committee was willing to support the merger agreement and recommend it for approval by the MTI board of directors, subject to the delivery of a fairness opinion by Deutsche Bank and proper documentation. The MTI board of directors discussed the terms of the merger agreement with the members of the MTI special committee and unanimously agreed to approve the merger agreement and the transactions contemplated by the merger agreement, subject to the delivery by Deutsche Bank of a fairness opinion to the MTI special committee and the ultimate formal recommendation of the transaction by the MTI special committee. The MTI board of directors also approved an amendment to MTI’s rights agreement in the form previously provided to the board.

Later that evening, the MTI special committee held a telephonic meeting with representatives from Latham & Watkins and Deutsche Bank. Prior to the meeting, representatives from Deutsche Bank distributed to the MTI special committee a final financial analysis, as an update to the analysis given on

November 9, 2005, and Latham & Watkins distributed a final form of the merger agreement. During the meeting, the following occurred:

•  Latham & Watkins provided an update as to the final terms and conditions of the merger agreement and related documentation;

•  Latham & Watkins reviewed the fiduciary duties of the MTI special committee considering the proposed transaction;

•  the MTI special committee reviewed alternatives available to MTI and the prospects of the combined company and MTI on a stand alone basis;

•  the MTI special committee discussed the terms of the merger agreement, including the exchange ratio and the representations and warranties being given by ev3 regarding its business and financial condition; and

•  representatives from Deutsche Bank made a financial presentation and rendered to the MTI special committee its opinion, which was subsequently confirmed in a written opinion dated November 14, 2005, to the effect that, as of that date, and based on and subject to the various assumptions made, matters considered and limitations described in the opinion, the exchange ratio was fair, from a financial point of view, to the public stockholders of MTI, as discussed in “—Opinion of Financial Advisor to the MTI Special Committee.” Such opinion is attached to this information/prospectus as Annex B.

A lengthy discussion ensued, at the conclusion of which the MTI special committee unanimously voted to recommend the merger agreement and the transactions contemplated thereby to the full board of directors of MTI.

The parties executed the merger agreement early in the morning on November 14, 2005 and, thereafter, ev3 delivered the duly executed written consent of MII approving and adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, as the approximate 70.1% stockholder of MTI.

In the morning of November 14, 2005, ev3 and MTI issued a joint press release publicly announcing the merger agreement.

The MTI Special Committee’s and MTI’s Reasons for the Merger

The MTI Special Committee’s Reasons for the Merger

In reaching its decision to recommend that the MTI board of directors approve the merger agreement and the transactions contemplated by the merger agreement, the MTI special committee consulted with senior members of the MTI management team regarding the strategic prospects of MTI and the benefits to be obtained by combining the operations of MTI and ev3. The MTI special committee also reviewed and considered the results of the due diligence efforts undertaken by its advisors. In addition, the MTI special committee held discussions with representatives of Deutsche Bank and the MTI special committee’s other advisors regarding the past and current business operations, financial condition and future prospects of MTI, both on the basis of a continuing relationship between ev3 and MTI and on a stand alone basis with no continuing relationship between ev3 and MTI. The MTI special committee also consulted with Deutsche Bank as to financial aspects of the merger, including the fairness, from a financial point of view, to MTI’s public stockholders, of the exchange ratio pursuant to the merger agreement. The MTI special committee also consulted with representatives of Latham & Watkins LLP regarding legal due diligence matters and the terms of the merger agreement and related agreements. In reaching its decision to recommend approval of the merger agreement by the MTI board of directors, the MTI special committee considered a variety of factors weighing positively in favor of the merger, including, without limitation, the following:

•   the conditions in the industries in which ev3 and MTI operate and the financial condition, results of operations, competitive position, business and prospects of ev3 and MTI;

•   the business, operations, financial performance, financial condition, earnings and prospects of MTI on a stand-alone basis as compared with the combined company after giving effect to the transaction, in light of the risks and potential rewards associated with alternatives reasonably available to MTI;

•   the fact that, after the merger, ev3 will have a significantly larger revenue base than MTI and greater product diversification;

•        the fact that the merger consideration consisted of ev3 common stock and, as a result, the minority MTI stockholders will participate in the growth of the combined company (including growth driven by MTI);

•        the belief that the minority MTI stockholders would participate in a more diversified company with broader access to capital markets and greater borrowing capacity than MTI, which may be used to finance acquisitions and capital expansion that would likely be unavailable to MTI if it remains an independent public company that is majority owned and controlled by ev3;

•        that based on the $13.51 closing price of ev3’s common stock on November 11, 2005, the exchange ratio represents approximately a 5.1% premium to the closing price of MTI’s common stock on that date;

•        the exchange ratio set forth in the merger agreement reflects a significant increase from the exchange ratio of 0.40058 of a share of ev3 common stock for each share of MTI common stock implied by ev3’s initial proposal on October 7, 2005;

•        the fact that the MTI minority stockholders will own approximately 12.3% of the outstanding ev3 common stock immediately following the merger, without regard to stock options;

•        the low trading volume and limited liquidity of MTI common stock and the lack of coverage of MTI by Wall Street research analysts, which would adversely affect MTI’s ability to raise capital (other than through ev3 and its affiliates) if MTI continued as a stand alone company;

•        the greater trading volume and liquidity of ev3 common stock, and the prospects that the combined company will have even greater trading volume and liquidity;

•        ev3’s stated lack of interest in selling its holdings in MTI which would discourage any potential third party offer to acquire MTI and the fact that any business combination involving MTI, or any sale of MTI to a third party, would be dependent on the approval of ev3 given its ownership of approximately 70.1% of the outstanding shares of MTI common stock as of the date of the merger agreement;

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•        the potential strategic benefits of the merger, including the complimentary nature of the businesses and the opportunity for modest synergies in the form of cost savings of $1.0 to $1.5 million that are expected to result from the elimination of duplicative company costs;

•        the belief that a business combination transaction between ev3 and MTI would eliminate actual or potential conflicts of interest between the two companies, including those related to corporate opportunities;

•        the expected qualification of the merger as a “reorganization” under Section 368(a) of the Internal Revenue Code resulting, in general, in the common stock consideration being received by the MTI stockholders without having to recognize gain at the time for federal income tax purposes (see “Material U.S. Federal Income Tax Considerations”); and

•        the financial analyses of Deutsche Bank, and Deutsche Bank’s opinion that, based upon and subject to the assumptions, qualifications and limitations stated in its opinion, as of the date of its opinion, the exchange ratio of 0.476289 of a share of ev3 common stock pursuant to the merger agreement was fair, from a financial point of view, to MTI’s public stockholders (see “—Opinion of Financial Advisor to the MTI special committee”).

In addition to these factors, the MTI special committee considered the following positive procedural factors:

•        the composition of the MTI special committee, which consisted only of MTI directors who are not employees of ev3 or otherwise affiliated with ev3, and who have no material direct or indirect interest in the merger other than as a stockholder of MTI;

•        the retention of independent legal and financial advisors by the MTI special committee to assist it in its review and analysis of the proposal from ev3; and

•        the terms of the merger agreement were determined through arms length negotiations between the MTI special committee, with the advice of its independent legal and financial advisors, on the one hand, and representatives of ev3, with the advice of its advisors, on the other.

In addition to these factors, the MTI special committee also considered the potential adverse impact of other factors weighing negatively against the proposed transaction, including, without limitation, the following:

•       the risk that, notwithstanding the likelihood of the merger being completed, the merger might not be completed, including the effect of the pendency of the merger and such failure to be completed may have on:

•        the trading price of MTI common stock;

•        MTI’s operating results, including the costs incurred in connection with the transaction; and

•        MTI’s ability to attract and retain customers and key personnel;

•       because the exchange ratio is fixed, the minority MTI stockholders could be adversely affected by a decrease in the trading price of ev3 common stock between the date of execution of the merger agreement and the closing;

•       the fact that the merger agreement does not provide MTI with a price-based termination right or other similar protections for MTI or the minority MTI stockholders;

•       the terms of the merger agreement restricting the conduct of MTI’s business during the period between the signing of the merger agreement and the completion of the merger;

•       the challenges of combining the businesses, operations and workforces of ev3 and MTI and of realizing the anticipated synergies; and

•        the other factors discussed in this information statement under “Risk Factors” beginning on page 17.

In evaluating the merger, the members of the MTI special committee considered their knowledge of the business, financial condition and prospects of MTI, and the advice of its advisors. The discussion of information and material factors considered by the MTI special committee is intended to be a summary rather than an exhaustive list. The MTI special committee did not quantify or otherwise assign relative or specific weights or importance to the factors described above, nor did the MTI special committee evaluate whether the factors described above were of equal importance. Rather, the MTI special committee made its determination based upon the total mix of information available to it. In addition, each of the individual members of the MTI special committee may have assigned differing levels of importance to the factors described above, and may have viewed certain factors described above more positively or negatively than the other members of the MTI special committee.

MTI’s Reasons for the Merger

In determining the fairness of the terms of the merger and declaring advisable and approving the merger agreement, the MTI board of directors considered the factors described above under “—The MTI Special Committee’s and MTI’s Reasons for the Merger.” In declaring advisable and approving the merger agreement, the MTI board of directors concurred with and adopted the analysis of the MTI special committee with respect to the financial evaluation of MTI and of the exchange ratio.

In evaluating the merger, the members of the MTI board of directors considered their knowledge of the business, financial condition and prospects of MTI, and the advice of its advisors. The discussion of information and material factors considered by the MTI board of directors is intended to be a summary rather than an exhaustive list. The MTI board of directors did not quantify or otherwise assign relative or specific weights or importance to the factors described above, nor did the MTI board of directors evaluate whether the factors described above were of equal importance. Rather, the MTI board of directors made its determination based upon the total mix of information available to it. In addition, each of the individual members of the MTI board of directors may have assigned differing levels of importance to the factors described above, and may have viewed certain factors described above more positively or negatively than the other members of the MTI board of directors.

ev3’s Reasons for the Merger

At meetings on November 12, 2005, the ev3 board of directors and the ev3 special committee comprised of Messrs. Cochrane, Kohrs and Timbie, none of whom serve on the MTI board of directors or otherwise have any relationship with MTI or any interest in transactions involving business dealings between ev3 and MTI, each unanimously approved the execution of the merger agreement. In reaching their conclusion, the ev3 board of directors and the ev3 special committee consulted with ev3’s financial advisors and legal counsel, as well as ev3’s management, and carefully considered a number of factors, including the following:

•       the completion of the merger would enhance ev3’s and MTI’s collective ability to pursue a coordinated strategy for their cardio peripheral and neurovascular products;

•       the completion of the merger would enable ev3 and MTI to create a simpler, unified capital structure in which equity investors would participate in the equity of ev3 and MTI only at the ev3 level. ev3’s board also believed that unifying public stockholdings at a single level could lead to greater liquidity for investors, particularly for the former holders of MTI common stock, due to the larger public float of ev3 upon completion of the merger;

•       the unified capital structure that would result from the merger would enable the combined company to provide consistent and appropriate long-term incentives for its management team;

•       the unified capital structure would better position the combined company to use its common stock in strategic transacations and to raise capital;

•       the unified capital structure would facilitate the investment and transfer of funds between ev3 and MTI and its subsidiaries, thereby facilitating more efficient uses of the companies’ consolidated financial resources;

•       the belief that ev3 will be better positioned than MTI on a stand-alone basis to develop and exploit MTI’s business opportunities, including through acquisitions and dispositions;

•       the elimination of public stockholders at the MTI level would create opportunities for cost reductions through the reduction of overhead and reporting and compliance costs;

•       the opportunity to eliminate, by converting the public’s ownership of MTI common stock into ownership of ev3 common stock through the merger, the potential for conflicts of interest between ev3, on the one hand, and MTI and its public stockholders, on the other hand, including with respect to the business relationships between the ev3 and MTI and the allocation assets for the benefit of ev3 and its stockholders;

•       the exchange ratio, and the premium to the pre-announcement market price of MTI common stock reflected therein;

•       the financial presentation of Piper Jaffray on November 12, 2005, and the written opinion of Piper Jaffray on November 12, 2005;

•       the fact that because ev3 currently owns approximately 70.1% of the oustanding shares of MTI common stock, and does not intend to sell its shares of MTI common stock, the possibility of a third party offer to acquire MTI at a premium is minimal and cannot occur without the consent of ev3;

•       the ability of MTI’s stockholders, through ownership of ev3 common stock, to participate in the growth of MTI’s business and ev3’s other businesses;

•       MTI’s financial and operating results;

•       ev3’s belief that the merger will be tax-free to MTI’s stockholders;

•       the terms and conditions of the merger agreement;

•       the level of dilution that ev3’s current stockholders would experience in connection with the merger;

•       the potential conflicts that exist with respect to the merger;

•       the problems inherent in merging the operations of two companies, including the possibility that management may be distracted from regular business concerns;

•       the fact that the merger agreement generally does not contain representations from MTI regarding its business or financial condition and that ev3 would generally be obligated to complete the merger even if there were developments regarding MTI’s business or financial condition that constitute a material adverse change as defined in the merger agreement;

•       the stockholder litigation described below under “—Stockholder Litigation Related to the Merger”; and

•       the factors discussed in this information statement/prospectus under “Risk Factors.”

The above discussion of the information and factors considered by the ev3 board of directors and the ev3 special committee is not exhaustive and does not include all factors considered by the ev3 board of directors and the ev3 special committee. In evaluating the merger, the members of the ev3 board of directors and the ev3 special committee considered their knowledge of the business, financial condition and prospects of ev3, and the advice of their advisors. In light of the number and variety of factors that the ev3 board of directors and the ev3 special committee considered in connection with their evaluation of the merger, the ev3 board of directors and the ev3 special committee did not find it practicable to assign relative weights to the foregoing factors. Rather, the ev3 board of directors and the ev3 special committee made their determinations based upon the total mix of information available to them. In addition, individual members of the ev3 board of directors and the ev3 special committee may have given different weights to different factors.

Opinion of Financial Advisor to the MTI Special Committee

Deutsche Bank has acted as a financial advisor to the MTI special committee in connection with the proposed merger. At the November 13, 2005 meeting of the MTI special committee, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing on November 14, 2005, to the MTI special committee to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to the holders of MTI common stock not owned directly or indirectly by MTI, MII or ev3, which we refer to as “MTI’s public stockholders.”

THE FULL TEXT OF DEUTSCHE BANK’S WRITTEN OPINION, DATED NOVEMBER 14, 2005, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY DEUTSCHE BANK IS ATTACHED AS ANNEX B TO THIS INFORMATION STATEMENT/PROSPECTUS. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. DEUTSCHE BANK’S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MICRO THERAPEUTICS, INC, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT TO MTI’S PUBLIC STOCKHOLDERS, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY MTI STOCKHOLDER REGARDING THE TRANSACTION. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In connection with rendering its opinion, Deutsche Bank, among other things:

•       reviewed certain publicly available financial and other information concerning MTI and ev3 and certain internal analyses and other information furnished to it by MTI and ev3 management;

•       reviewed financial forecasts for ev3 prepared by ev3 management;

•       reviewed financial forecasts for MTI broken out from the ev3 projections, which were prepared by ev3 management and reviewed and adjusted by MTI management;

•       reviewed financial forecasts for MTI adjusted to reflect MTI operations on a stand-alone basis without the benefit of ev3’s distribution platform, incorporating adjustments from ev3 management that were reviewed and adjusted by MTI management;

•       held discussions with members of the senior management of MTI and ev3 regarding the businesses and prospects of their respective companies and the joint prospects of a combined company;

•       reviewed the reported prices and trading activity for MTI common stock and ev3 common stock;

•       compared certain financial and stock market information for MTI and ev3 with similar information for certain other companies that it deemed relevant whose securities are publicly traded;

•       reviewed the terms of the merger agreement and certain related documents; and

•       performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning MTI or ev3, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), of MTI or ev3. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ev3 or MTI, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Deutsche Bank assumed no responsibility to update, revise or reaffirm its opinion based upon events or circumstances occurring after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis, the representations and warranties of ev3, MII and MTI contained in the merger agreement are true and correct, ev3, MII and MTI will each perform all of the covenants and agreements to be performed by it under the merger agreement in accordance with the terms thereof and all conditions to the obligations of each of ev3, MII and MTI to consummate the transactions contemplated by the merger agreement will be satisfied without any waiver thereof. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either ev3 or MTI is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on ev3 or MTI or materially reduce the contemplated benefits of the transactions contemplated by the merger agreement to MTI’s public stockholders.

The following is a summary of the material financial analyses performed by Deutsche Bank in connection with rendering its opinion. These materials were reviewed with the MTI special committee on November 13, 2005. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Deutsche Bank, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Stock Trading History

Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for ev3 common stock and MTI common stock for the period from June 16, 2005 (ev3’s initial public offering date) through November 11, 2005 (the last trading day prior to the announcement of the transaction). During the 52-week period ending October 7, 2005 (the last trading day prior to ev3’s announcement of its intention to acquire the outstanding shares of MTI common stock not already owned by ev3 or its affiliates), the stock price of MTI ranged from $3.52 to $6.16 per share. During the period from June 16, 2005 to October 7, 2005, the stock price of ev3 ranged from $12.66 to $20.30 per share.

Deutsche Bank noted that the closing stock prices of ev3 and MTI on October 7, 2005 were $17.25 and $5.94, respectively. On November 11, 2005, the closing prices of ev3 and MTI were $13.51 and $6.12, respectively.

Historical Exchange Ratio Analysis

Deutsche Bank reviewed and analyzed the historical trading prices of ev3 common stock and MTI common stock for the period from June 16, 2005 (ev3’s initial public offering date) through October 7, 2005 (the last trading day prior to ev3’s announcement of its intention to acquire the outstanding shares of MTI common stock not already owned by ev3 or its affiliates) and the period of June 16, 2005 through November 11, 2005 (the last trading day prior to the announcement of the transaction) in order to determine the implied exchange ratios that existed during these time periods.

The analysis indicated the following implied exchange ratios, as well as the premium of the exchange ratio of 0.476289 to such implied exchange ratios, for the periods indicated:

	June 16, 2005 to October 7, 2005			June 16, 2005 to November 11, 2005
	Implied Exchange Ratio		Exchange Ratio Premium to Implied Exchange Ratio	Implied Exchange Ratio		Exchange Ratio Premium to Implied Exchange Ratio
Maximum	0.34435	x	38.3%	0.46099	x	3.3%
Minimum	0.24807	x	92.0%	0.24807	x	92.0%

Deutsche Bank noted that the exchange ratio of 0.476289 was higher than all of the implied ratios above and approximately 38.3% higher than the maximum exchange ratio prior to October 7, 2005.

Contribution Analysis

Deutsche Bank performed a contribution analysis to calculate ranges of implied percentage ownership of ev3 by MTI’s public stockholders after the merger. In performing this analysis, Deutsche Bank compared the relative contributions of MTI’s public stockholders to the combination of MTI and ev3 based on revenue for the projected calendar years 2005 through 2010 and net income for the projected calendar years 2008 through 2010. Deutsche Bank then compared these ranges of implied ownership to the ownership of 11.4% of ev3 by MTI’s public stockholders after the merger pursuant to the exchange ratio.

In connection with performing the contribution analysis for MTI and ev3, Deutsche Bank reviewed two operating scenarios at MTI’s direction, analyzing MTI both as a stand-alone company and as a stand-alone company without the benefit of ev3’s distribution platform. Under the first operating scenario, which we refer to as the “stand-alone breakout scenario,” Deutsche Bank reviewed financial forecasts of projected revenue and net income for the years 2005 through 2010 for MTI broken out as a stand-alone company from the ev3 projections, which were prepared by ev3 management and reviewed and adjusted by MTI management. Under the second operating scenario, which we refer to as the “stand-alone independent distribution scenario,” Deutsche Bank reviewed financial forecasts of projected revenue and net income for the years 2005 through 2010 for MTI adjusted by ev3 management (and reviewed and adjusted by MTI management) to reflect MTI operations on a stand-alone basis without the benefit of ev3’s distribution platform.

Potential synergies and cost savings from the merger were not taken into consideration in this analysis based on discussions with MTI as to the minimal amount of such potential synergies and cost savings in a transaction of this kind. This analysis indicated the following relative contributions of MTI’s public stockholders to the combination of MTI and ev3, based upon both the stand-alone breakout and stand-alone independent distribution scenarios:

	Contribution of MTI’s public stockholders to the combination of MTI and ev3
	Stand-alone breakout	Stand-alone independent distribution
Equity value:
Final offer	11.4%	11.4%
Revenue:
2005P	11.2%	11.2%
2006P	10.4%	9.0%
2007P	9.8%	8.5%
2008P	10.1%	8.7%
2009P	10.1%	8.7%
2010P	10.2%	8.7%
Net income:
2008P	9.9%	3.8%
2009P	9.9%	6.5%
2010P	8.4%	5.9%

In addition to the two operating scenarios above, Deutsche Bank performed a contribution analysis based on projected revenue of MTI and ev3 published by equity research analysts covering ev3, which we refer to as the “Wall Street research scenario,” for the calendar years 2005 through 2009. The implied ownership of ev3 by MTI’s public shareholders based on the Wall Street research scenario ranged from 10.6% based on 2005 projected revenue to 7.2% based on 2009 projected revenue.

MTI Valuation

Comparable Company Analysis

Deutsche Bank compared certain financial information and commonly used valuation measurements for MTI to corresponding information and measurements for a group of 12 publicly traded companies that participate in part or in whole in the medical technology market. This group consisted of American Medical Systems Inc., AngioDynamics Inc., Animas Corporation, Arthrocare Corporation, Cyberonics Inc., Fox Hollow Technologies Inc., Given Imaging Ltd., Integra LifeSciences Holdings Corporation, Intuitive Surgical Inc., Kyphon Inc., NuVasive Inc., and Possis Medical Inc., which we refer to collectively as the “selected companies.”  Such financial information and valuation measurements included ratios of common equity market value as adjusted for debt, cash and minority interest, which refer to as “enterprise value,” to last twelve months and projected 2006 and 2007 revenue. To calculate the enterprise value to revenue trading multiple, Deutsche Bank used publicly available SEC filings, press releases and the most recently available research guidance from analyst equity reports. The multiple ranges resulting from this analysis are summarized below:

	Low		High		Median		Mean
Enterprise Value to Revenue Multiple:
2006E Revenue	2.4	x	13.0	x	3.8	x	4.7	x

From these data, Deutsche Bank derived ranges of multiples deemed most meaningful for its analysis, applied such ranges of multiples to the corresponding 2006 and 2007 financial projections for MTI broken out from ev3 projections, which were prepared by ev3 management and reviewed and adjusted by MTI management and, as a result, arrived at ranges of implied enterprise values for MTI. Deutsche Bank then subtracted net debt of ($3.1) million from MTI to arrive at an implied equity value. The results of this analysis are summarized below:

	Relevant Multiple Ranges		Equity Value		Equity Value Per Share
MTI:	Low	High	Low	High	Low	High
	(US$ in millions)
2006E Revenue	3.0x	4.5x	$241.9	$361.2	$4.90	$7.30

None of the selected companies is identical to MTI. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis for MTI. In connection with performing a discounted cash flow analysis for MTI, Deutsche Bank again reviewed both the stand-alone breakout and stand-alone independent distribution scenarios at MTI’s direction. Under each operating scenario Deutsche Bank calculated the discounted cash flow values as the sum of the net present values of (1) the estimated future cash flow that MTI will generate for the years 2006 through 2010, plus (2) the terminal value of MTI at the end of such period. The estimated future cash flows in each scenario were based on the financial projections for MTI for the years 2006 through 2010 prepared by ev3’s management and reviewed and adjusted by MTI management.

Under the stand-alone breakout scenario, Deutsche Bank reviewed financial forecasts for the years 2006 through 2010 for MTI broken out as a stand-alone company from the ev3 projections, which were prepared by ev3 management and reviewed and adjusted by MTI management.

The terminal values of MTI under the stand-alone breakout scenario were calculated based on projected EBITDA for 2010 and a range of multiples of 14.0x to 18.0x. Deutsche Bank used such multiples based on its review of the trading characteristics of the common stock of certain of the selected companies. In addition, Deutsche Bank used discount rates ranging from 14.0% to 18.0%. The results of this analysis are summarized below:

	Implied Equity Value		Equity Value Per Share
	Low	High	Low	High
	(US$ in millions)
MTI—Stand-alone breakout	$337.3	$504.5	$6.70	$9.90

Under the stand-alone independent distribution scenario, Deutsche Bank reviewed financial forecasts for MTI adjusted by ev3 management (and reviewed and adjusted by MTI management) to reflect MTI operations on a stand-alone basis without the benefit of ev3’s distribution platform.

Similar to the stand-alone breakout scenario, the terminal values of MTI under the stand-alone independent distribution scenario were calculated based on projected EBITDA for 2010 and a range of multiples of 14.0x to 18.0x. Deutsche Bank used such multiples based on its review of the trading characteristics of the common stock of certain of the selected companies. In addition, Deutsche Bank used discount rates ranging from 14.0% to 18.0%. The results of this analysis are summarized below:

	Implied Equity Value		Equity Value Per Share
	Low	High	Low	High
	(US$ in millions)
MTI—Stand-alone independent distribution	$193.2	$301.3	$4.00	$6.00

ev3 Valuation

Comparable Company Analysis

Deutsche Bank compared certain financial information and commonly used valuation measurements for ev3 to corresponding information and measurements for the selected companies. Such financial information and valuation measurements included ratios of enterprise value to last twelve months and projected 2006 and 2007 revenue. To calculate the enterprise value to revenue trading multiple, Deutsche Bank used publicly available SEC filings, press releases and the most recently available research guidance from analyst equity reports. The multiple ranges resulting from this analysis are summarized below:

	Low	High	Median	Mean
Enterprise Value to Revenue Multiple:
2006E Revenue	2.4x	13.0x	3.8x	4.7x

From these data, Deutsche Bank derived ranges of multiples deemed most meaningful for its analysis, applied such ranges of multiples to the corresponding 2006 and 2007 financial projections for ev3 prepared by ev3 management and, as a result, arrived at ranges of implied enterprise values for ev3. Deutsche Bank then subtracted the sum of net debt and minority interest of ($94.4) million from ev3 to arrive at an implied equity value. The results of this analysis are summarized below:

	Relevant Multiple Ranges		Equity Value		Equity Value Per Share
ev3:	Low	High	Low	High	Low	High
	(US$ in millions)
2006E Revenue	3.0x	4.5x	$738.1	$1,060.5	$12.80	$18.30

None of the selected companies are identical to ev3. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis for ev3. In connection with performing a discounted cash flow analysis for           ev3, Deutsche Bank reviewed financial forecasts for ev3 prepared by ev3 management. Deutsche Bank calculated the discounted cash flow values as the sum of the net present values of (1) the estimated future cash flow that ev3 will generate for the years 2006 through 2010, plus (2) the terminal value of ev3 at the end of such period. The estimated future cash flows were based on the financial projections for ev3 for the years 2006 through 2010 prepared by ev3 management.

The terminal values of ev3 were calculated based on projected EBITDA for 2010 and a range of multiples of 14.0x to 18.0x. Deutsche Bank used such multiples based on its review of the trading characteristics of the common stock of certain of the selected companies. In addition, Deutsche Bank used discount rates ranging from 14.0% to 18.0%. The results of this analysis are summarized below:

	Implied Equity Value		Equity Value Per Share
	Low	High	Low	High
	(US$ in millions)
ev3	$506.6	$840.6	$10.00	$16.30

The foregoing summary is not a comprehensive description of all analyses performed or factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion as investment bankers to the MTI special committee as to the fairness from a financial point of view of the exchange ratio to MTI’s public stockholders and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by ev3 and MTI management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ev3, MTI and their respective advisors. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of ev3, MTI or their respective advisors, neither ev3 nor MTI nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are different from these forecasts or assumptions. In addition, Deutsche Bank’s opinion did not in any manner address the prices at which post-merger ev3 common stock will trade at any time.

The terms of the merger were determined through negotiations between ev3 and the MTI special committee and were approved by MTI’s board of directors. Although Deutsche Bank provided advice to the MTI special committee during the course of these negotiations, the decision to enter into the merger was solely that of MTI’s board of directors. As described above, the opinion and presentation of Deutsche Bank to the MTI special committee were only one of a number of factors taken into consideration by MTI’s board of directors in making its determination to approve the merger. Deutsche Bank’s opinion was provided to the MTI special committee to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of MTI common stock regarding the transaction. Deutsche Bank’s opinion is addressed to, and for the use and benefit of, the MTI special committee. The opinion is limited to the fairness, from a financial point of view, to MTI’s public stockholders of the exchange ratio, and Deutsche Bank expressed no opinion as to the merits of the underlying decision by the MTI special committee or MTI to engage in the transaction contemplated by the merger agreement or whether any alternative transaction might be more favorable to MTI’s public stockholders. Deutsche Bank was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the shares held by MTI’s public stockholders, MTI or its constituent businesses.

The MTI special committee selected Deutsche Bank as a financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. The MTI special committee retained Deutsche Bank pursuant to a letter agreement dated September 27, 2005, which we refer to as the Deutsche Bank engagement letter. As compensation for Deutsche Bank’s services relating to its fairness evaluation in connection with the merger, MTI agreed to pay Deutsche Bank $750,000 upon the earlier of (i) Deutsche Bank’s delivery of its fairness opinion to the MTI special committee, (ii) its notice to the MTI special committee of its inability to render such opinion or (iii) December 15, 2005. In addition to such fees, regardless of whether the merger is consummated, MTI agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the Deutsche Bank engagement letter, which are not to exceed $50,000 in the aggregate without the prior approval of the MTI special committee. MTI also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against liabilities arising out of or related to its engagement or the merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, we refer to as the “DB Group.” In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of ev3 and MTI for their own accounts or the accounts of their customers and, accordingly, may from time to time hold a long or short position in such securities, instruments and obligations.

Opinion of Piper Jaffray to ev3

ev3 retained Piper Jaffray to, if requested, render to ev3’s board of directors an opinion as to the fairness, from a financial point of view, to ev3 of the merger consideration proposed to be paid to the holders of MTI common stock in the merger.

Piper Jaffray delivered its opinion to the board of directors of ev3 on November 12, 2005 that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, an assumed exchange ratio (the “Assumed Opinion Exchange Ratio”) of 0.48086 of a share of ev3 common stock issued in exchange for each share of MTI common stock as merger consideration to be paid to MTI, on and subject to the other terms and conditions set forth in a draft of the merger agreement in the form provided to Piper Jaffray on November 10, 2005, was fair to ev3 from a financial point of view. Piper Jaffray rendered its opinion prior to the determination of the final exchange ratio by ev3 and the MTI special committee. Management of ev3 instructed Piper Jaffray to use an outside maximum possible exchange ratio of 0.48086 for purposes of rendering its opinion (and not the ratio included in the draft merger agreement provided to them by ev3). The actual exchange ratio of 0.476289 of a share of ev3 common stock for each share of MTI common stock set forth in the final executed merger agreement is not the same exchange ratio as to which Piper Jaffray delivered its opinion and the final merger agreement was not reviewed by Piper Jaffray prior to delivering its opinion. A copy of Piper Jaffray’s written opinion is attached to this information statement/prospectus as Annex C and is incorporated into this information statement/prospectus by reference.

While Piper Jaffray rendered its opinion and provided certain analyses to the board of directors of ev3, Piper Jaffray was not requested to, and did not make, any recommendation to the board of directors as to the specific form or amount of the consideration to be paid by ev3 in the merger, which was determined through negotiations between ev3 and the MTI special committee. Piper Jaffray’s opinion which was addressed to ev3’s board of directors, addresses only the fairness, from a financial point of view, to ev3 of the Assumed Opinion Exchange Ratio but does not address the value of a share of ev3 common stock or MTI common stock, nor does it address ev3’s underlying business decision to proceed with or effect the merger or the structure thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which ev3 might engage, and does not constitute a recommendation regarding any action with respect to the shares of ev3 or MTI common stock held by any ev3 stockholder or MTI stockholder.

In arriving at its opinion, Piper Jaffray reviewed, among other things:

•  a draft of the merger agreement provided to Piper Jaffray on November 10, 2005;

•  certain publicly available financial, operating and business information related to MTI;

•  the potential pro forma impact of the merger on the capitalization of ev3;

•  certain internal financial information of MTI and ev3 prepared for financial planning purposes and furnished by the management of ev3, including balance sheet and income statement projections for MTI prepared by MTI’s management for the years 2005 through 2010;

•  certain publicly available information concerning the trading of, and the trading market for, the common stock of ev3 and MTI;

•  to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which MTI operates; and

•  to the extent publicly available, financial data of selected public companies deemed comparable to MTI.

Piper Jaffray made inquiries regarding, and discussed, the merger, the terms and conditions of the merger set forth in the draft merger agreement provided to Piper Jaffray on November 10, 2005 and other matters relating thereto with ev3’s legal counsel, and had discussions with members of the management of MTI and ev3 concerning the financial condition, current operating results and business outlook for MTI and ev3 as a combined company following the merger. In addition to the foregoing, Piper Jaffray conducted such other financial analyses and examinations, and considered such other information, as it deemed appropriate, including its assessment of general economic, market and monetary conditions.

The following is a summary of the material analyses and other information that Piper Jaffray prepared and relied on in delivering its opinion to ev3’s board of directors. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Piper Jaffray, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Implied Value of Consideration

Giving effect to the Assumed Opinion Exchange Ratio of 0.48086 as to which Piper Jaffray was asked to render its opinion and the closing price of ev3 common stock on the Nasdaq National Market on November 10, 2005, Piper Jaffray calculated an implied value of $6.53 for each share of MTI common stock. Given the number of MTI shares of common stock and common stock equivalents outstanding as of August 15, 2005, as presented in the Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2005, Piper Jaffray calculated the aggregate implied equity value of MTI based on the Assumed Opinion Exchange Ratio to be approximately $328.3 million, and the implied enterprise value of MTI based on the Assumed Opinion Exchange Ratio to be approximately $325.2 million. Piper Jaffray also calculated that based on the Assumed Opinion Exchange Ratio, holders of MTI common stock and options would receive approximately 13.4% of the common stock and common stock equivalents in the combined company.

Historical Trading Analysis

Piper Jaffray reviewed general trading information concerning, including the stock price and volume over selected periods and the stock trading history of MTI common stock. Piper Jaffray reviewed recent common stock trading information for MTI contained in the following tables for the three year period prior to November 10, 2005:

Closing Price on November 10, 2005	$6.19
30 day closing average	$6.36
60 day closing average	$6.06
90 day closing average	$5.71
52 week high trade	$7.70
52 week low trade	$3.45

Piper Jaffray also considered the relative stock price performance of ev3 against MTI for the period since October 7, 2005 and the historical implied exchange ratio since ev3’s initial public offering on June 16, 2005. Piper Jaffray calculated the average implied exchange ratio since ev3’s initial public offering on June 16, 2005 to be 0.33542.

MTI Comparable Company Analysis

Piper Jaffray reviewed and compared selected actual and estimated publicly available financial, operating and stock market information of MTI and selected publicly traded companies in two segments of the medical technology industry that Piper Jaffray deemed comparable to MTI applying the following criteria:

•  high growth medical technology companies with market capitalization of $200 million to $2 billion, estimated 2005 and 2006 revenue growth greater than 25% and latest 12 months gross margin greater than 50%; and

•  endovascular companies with estimated 2005 and 2006 revenue growth greater than 10%.

In the case of high growth medical technology companies, the group of companies included Adeza Biomedical, AngioDynamics, Aspect Medical, Conceptus, Cyberonics, Digene, ev3, FoxHollow Technologies, Given Imaging, I-Flow, Immucor, IntraLase, Laserscope, LifeCell, Neurometrix, NuVasive, Somanetics, SonoSite, Syneron Medical and Vital Images. In the case of endovascular companies, the group of companies included Abiomed, AngioDynamics, AtriCure, ATS Medical, Endologix, ev3, FoxHollow Technologies, Merit Medical Systems, Micrus Endovascular, Thoratec, Vascular Solutions and VNUS Medical Technologies.

This analysis produced selected valuation multiples as follows:

	MTI (Assumed Opinion		High Growth Medical Technology Comparable Companies
	Exchange Ratio)		Low		Mean		Median		High
Enterprise value to estimated calendar year 2005 revenues:
Street estimates	6.0	x	2.6	x	7.8	x	6.6	x	20.4	x
Management estimates	6.0	x	2.6	x	7.8	x	6.6	x	20.4	x
Enterprise value to estimated calendar year 2006 revenues:
Street estimates	4.4	x	2.0	x	5.5	x	4.8	x	14.1	x
Management estimates	4.1	x	2.0	x	5.5	x	4.8	x	14.1	x

	MTI (Assumed Opinion		Endovascular Comparable Companies
	Exchange Ratio)		Low		Mean		Median		High
Enterprise value to estimated calendar year 2005 revenues:
Street estimates	6.0	x	2.0	x	4.2	x	3.6	x	9.5	x
Management estimates	6.0	x	2.0	x	4.2	x	3.6	x	9.5	x
Enterprise value to estimated calendar year 2006 revenues:
Street estimates	4.4	x	1.7	x	3.3	x	2.9	x	6.1	x
Management estimates	4.1	x	1.7	x	3.3	x	2.9	x	6.1	x

Comparable Transaction Analysis

Piper Jaffray reviewed merger and acquisition transactions involving companies it deemed comparable to MTI applying the following criteria:

•  transactions involving high growth target companies that were focused on medical technology with a transaction value of $100 million to $1 billion and estimated forward revenue growth greater than 20% announced or completed since January 1, 2001; and

•  transactions involving endovascular companies announced or completed since January 1, 2001.

In the case of high growth medical technology companies, the group of target companies reviewed included Proxima Therapeutics, Endocardial Solutions, Opus Medical, Advanced Bionics, Horizon Medical Products, Novacept, Invivo, i-STAT, Spinal Concepts, Fusion Medical Technologies, VidaMed, Cardiac Pathways, Interventional Technologies, Heartport and IntraTherapeutics (2001). In the case of endovascular companies, the group of target companies reviewed included Quinton Cardiology, Guidant, Endocardial Solutions, Irvine Biomedical, Horizon Medical Products, Carbomedics, IntraTherapeutics (2002), Cardiac Pathways, Micro Therapeutics, Interventional Technologies, Heartport and IntraTherapeutics (2001).

Piper Jaffray analyzed financial information of the target companies in these transactions. Piper Jaffray used publicly-available information and Wall Street research estimates for the comparable transaction group and estimates of MTI management for MTI. This analysis produced multiples of selected valuation data which Piper Jaffray then compared to multiples for MTI derived from the implied value of the MTI common stock in the merger. The table below sets forth these comparisons.

	MTI (Assumed Opinion		Comparable Transactions High Growth Medical Technology
	Exchange Ratio)		Low		Mean		Median		High
Enterprise value to latest twelve months revenue
Street estimates	6.0	x	2.5	x	7.9	x	7.3	x	12.8	x
Management estimates	6.0	x	2.5	x	7.9	x	7.3	x	12.8	x
Enterprise value to next twelve months revenue
Street estimates	4.4	x	2.0	x	5.4	x	5.1	x	11.9	x
Management estimates	4.1	x	2.0	x	5.4	x	5.1	x	11.9	x

	MTI (Assumed Opinion	Comparable Transactions Endovascular
	Exchange Ratio)	Low	Mean	Median	High
Enterprise value to latest twelve months revenue
Street estimates	6.0x	1.3x	5.6x	5.8x	9.7x
Management estimates	6.0x	1.3x	5.6x	5.8x	9.7x
Enterprise value to next twelve months revenue
Street estimates	4.4x	1.2x	4.1x	4.5x	6.0x
Management estimates	4.1x	1.2x	4.1x	4.5x	6.0x

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information of purchase prices for two groups of acquisitions of public companies, the acquisitions of medical technology companies and the acquisitions of remaining minority interests by majority owners in public companies, compared to their pre-transaction market prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•  transactions involving medical technology companies and a change in control where the deal size was greater than $100 million; and

•  transactions of greater than $10 million in value in which the majority owners acquired the remaining minority interest of the target companies, where the target companies had an enterprise value of greater than $100 million, and the acquirors purchased all remaining minority interest not previously owned.

In the case of medical technology companies, 23 such acquisitions were reviewed. In the case where majority owners purchased remaining minority interest in the target company, 57 such acquisitions were reviewed. The table below shows a comparison of purchase prices, as compared to pre-transaction market prices, in these two groups of acquisitions of public companies.

	MTI (Assumed Opinion	Comparable Transactions Medical Technology Premiums
	Exchange Ratio)	Low	Mean	Median	High
One week before announcement(1)	0.5%	3.1%	29.0%	24.3%	65.0%
Four weeks before announcement(2)	7.7%	1.1%	29.7%	23.9%	68.0%

	MTI (Assumed Opinion	Comparable Transactions Remaining Interest Premiums
	Exchange Ratio)	Low	Mean	Median	High
One week before announcement(1)	0.5%	(12.1)%	23.8%	34.0%	135.2%
Four weeks before announcement(2)	7.7%	(26.6)%	25.9%	40.1%	167.1%

(1)      MTI premium based on closing stock price of $5.59 on 9/30/2005.

(2)      MTI premium based on closing stock price of $5.91 on 9/9/2005.

Discounted Cash Flow Analysis

Piper Jaffray performed a discounted cash flow analysis for MTI in which it calculated the net present value of the projected future cash flows of MTI using internal financial planning data prepared by MTI management. Piper Jaffray estimated a range of theoretical values for MTI based on the net present value of MTI’s projected annual cash flows and a terminal value for MTI at December 31, 2010. Piper Jaffray applied a range of discount rates of 20% to 25%, based on an analysis of the weighted average cost of capital for companies in the comparable companies group described above and Piper Jaffray’s judgment concerning the rates of return investors would expect in similar investments and a range of terminal value multiples of 15x to 17x of forecasted fiscal 2010 earnings before interest, taxes, depreciation and amortization. This analysis resulted in implied per share values of MTI ranging from a low of $6.31 to a high of $9.13. Piper Jaffray observed that the implied consideration based on the Assumed Opinion Exchange Ratio was within the range of values derived from this analysis.

In reaching its conclusion as to the fairness, from a financial point of view, of the Assumed Opinion Exchange Ratio and in its presentation to ev3’s board of directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying its opinion.

The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to ev3, MTI or the merger contemplated by the November 10, 2005 draft of the merger agreement provided to Piper Jaffray with merger consideration based on the Assumed Opinion Exchange Ratio, as the case may be. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which ev3 and MTI were compared and the transactions to which the merger contemplated by the November 10, 2005 draft of the merger agreement provided to Piper Jaffray with merger consideration based on the Assumed Opinion Exchange Ratio was compared, and other factors that could affect the public trading value of the companies.

For purposes of its opinion, Piper Jaffray relied upon and assumed the accuracy and completeness of the financial statements and other information provided to it by ev3 and MTI or otherwise made available to it for purposes of rendering the opinion described above, and did not assume responsibility for the independent verification of such information. ev3 and MTI each advised Piper Jaffray that they do not publicly disclose internal financial information of the type provided to Piper Jaffray and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. Piper Jaffray relied upon the assurances of the management of ev3 and MTI that the information provided to it as set forth above was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of management, and management was not aware of any information or facts that would make the information provided to it incomplete or misleading. Piper Jaffray expressed no view as to the reasonableness of such financial planning data and other business outlook information or the assumptions on which they are based, and also relied upon ev3’s estimates relating to certain strategic, financial and operational benefits from the consummation of the merger contemplated by the November 10, 2005 draft of the merger agreement provided to Piper Jaffray with merger consideration based on the Assumed Opinion Exchange Ratio and assumed that such benefits will be realized.

For purposes of its opinion, Piper Jaffray assumed that neither ev3 nor MTI is a party to any material pending or probable transaction, including external financings, recapitalizations, acquisitions or merger discussions, other than the merger, and that the merger contemplated by the November 10, 2005 draft of the merger agreement provided to Piper Jaffray with merger consideration based on the Assumed Opinion Exchange Ratio would be consummated pursuant to the terms and conditions specified in the draft merger agreement provided to Piper Jaffray on November 10, 2005 without material modifications thereto and without waiver by any party of any material conditions or obligations thereunder. In arriving at its opinion, Piper Jaffray assumed that all necessary governmental, regulatory and other approvals and consents required for the consummation of the merger would be obtained in a manner that would not adversely affect ev3, MTI or the estimated benefits expected to be derived from the consummation of the merger and that would not affect the terms of the merger. Piper Jaffray expressed no opinion, however, regarding whether any such approval or consent, or any other condition to the consummation of the merger, would be obtained or satisfied. Piper Jaffray also assumed, with the consent of the board of directors of ev3, that all of the outstanding capital stock and capital stock equivalents of MTI would be acquired without any adjustments to the Assumed Opinion Exchange Ratio.

In rendering its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of MTI and was not been furnished with any such appraisals or valuations, nor did it conduct an independent analysis of any owned or leased real estate, or any pending or threatened litigation (including, without limitation, the legal proceedings described in MTI’s Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2005) or possible unasserted claims or other contingent liabilities to which MTI or its respective affiliates are a party or may be subject, and its opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray expressed no opinion regarding the liquidation value or solvency of MTI.

Piper Jaffray’s opinion addressed only the fairness, from a financial point of view, to ev3 of the Assumed Option Exchange Ratio and does not address any other term or agreement relating to the merger. The opinion was based on information available to Piper Jaffray and the economic, market and foreign exchange conditions and other facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. Piper Jaffray expressed no opinion as to the value at which shares of ev3 common stock have traded or may trade following announcement of the merger or at any future time at the date of the opinion. Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

Piper Jaffray, as a customary part of its investment banking business, engages in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities and private placements and for estate, corporate and other purposes. Piper Jaffray was engaged by ev3 to render an opinion in connection with any proposed transaction or series or combination of related transactions whereby, directly or indirectly, all of the capital stock of MTI or all of its assets are transferred to ev3 and/or any person controlled by ev3. Piper Jaffray will receive a customary opinion fee for providing its opinion, but the opinion fee is not contingent upon the consummation of the merger. ev3 has also agreed to indemnify Piper Jaffray against certain liabilities in connection with its services. Piper Jaffray also provides research coverage relating to the common stock of ev3 and MTI and makes a market in the common stock of ev3 and MTI. Piper Jaffray has provided financial advisory services for MTI in the past, for which it received customary fees. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of MTI and ev3 for their own accounts or the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

Appraisal Rights

Because MTI common stock and ev3 common stock are quoted on NASDAQ, MTI stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.

Regulatory Approvals Required for the Merger

Neither ev3 nor MTI is aware of any material regulatory filings or approvals required prior to completing the merger, except as described herein. ev3 and MTI intend to make all required filings under the Securities Act and the Exchange Act in connection with the merger.

Stockholder Litigation Related to the Merger

On October 11, 2005, a purported stockholder class action lawsuit purportedly on behalf of MTI’s minority stockholders challenging the previously announced exchange offer was filed in the Delaware Court of Chancery against MTI, MTI’s directors and ev3. The complaint alleges that the then-proposed transaction constituted a breach of the defendants’ fiduciary duties.

The complaint seeks an injunction preventing the completion of the transaction or, if the transaction is completed, rescission of the transaction or resistor damages, unspecified damages, costs and attorneys’ fees and expenses.

Certain Effects of the Merger

Effects on the Market

Following the merger, ev3 intends to cause the delisting of shares of MTI common stock from NASDAQ, following which shares of MTI common stock will not be publicly traded.

Exchange Act Registration

The shares of MTI common stock are currently registered under the Exchange Act. Following completion of the merger, MTI will file a Form 15 requesting that NASDAQ file a Form 25 with the SEC terminating registration of the shares of MTI common stock under the Exchange Act MTI will no longer file periodic reports with the SEC.

Accounting Treatment for the Merger

The merger will be accounted for by ev3 under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of MTI common stock and outstanding stock options in excess of the carrying value of MTI’s assets and liabilities will be allocated on a pro rata basis to MTI’s assets and liabilities based on their preliminary fair values, with any excess being allocated to goodwill. The determination of asset lives and required purchase accounting adjustments reflected in this information statement/prospectus, including the allocation of the purchase price to the assets and liabilities of MTI based on their respective fair values, is preliminary. See the notes accompanying the unaudited pro forma combined condensed financial statements of ev3 contained in this information statement/prospectus.

Resales of ev3 Common Stock

Shares of ev3 common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of ev3 common stock issued to any MTI stockholder that is, or is expected to be, an “affiliate” of ev3 or MTI for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be “affiliates” of ev3 or MTI for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, ev3 or MTI, respectively, and will include the directors of ev3 and MTI, respectively. Under Rule 145, former MTI stockholders who were affiliates of MTI prior to the completion of the merger and who will not be affiliates of ev3 after the completion of the merger may sell their ev3 common stock at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. Further, so long as these former MTI affiliates are not considered affiliates of ev3 following the completion of the merger, and a period of at least one year has elapsed from the completion of the merger, they may sell their ev3 common stock without regard to the volume and sale limitations of Rule 144 so long as there is adequate current public information available about ev3 in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as these former MTI affiliates are not affiliates of ev3 and have not been for at least three months prior to such sale, they may freely sell their ev3 common stock. Former MTI stockholders who become affiliates of ev3 after completion of the merger will still be subject to the volume and sale limitations of Rule 144 until they are no longer affiliates of ev3. The merger agreement requires MTI to use its commercially reasonable efforts to cause each of its affiliates to execute a written agreement with ev3 to the effect that such affiliate will not transfer any shares of ev3 common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

This information statement/prospectus does not cover resales of shares of ev3 common stock received by any person in connection with the merger, and no person is authorized to make any use of this information statement/prospectus in connection with any resale of shares of ev3 common stock.

Information Agent; Exchange Agent

ev3 has retained U.S. Stock Transfer Corporation as information agent in connection with the merger. ev3 has agreed to pay the information agent customary fees for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses.

ev3 has retained Wells Fargo Bank, N.A. as exchange agent in connection with the merger. ev3 has agreed to pay the exchange agent customary fees for these services in addition to reimbursing the exchange agent for its reasonable out-of-pocket expenses.

Interests of MTI’s Directors and Executive Officers in the Merger

MTI stockholders should be aware that certain executive officers and directors of MTI have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MTI stockholders generally, as described under the section entitled “Interests of Certain Persons in the Merger” beginning on page 103. Each of the MTI special committee, the MTI board of directors, the ev3 special committee and the ev3 board of directors was aware of these interests and considered them, among other matters, in making its recommendation or approval, as applicable, of the merger agreement and the transactions contemplated by the merger agreement.

PROJECTED FINANCIAL INFORMATION FOR MTI

Other than quarterly and annual guidance for the current fiscal year with respect to net sales and operating income, MTI does not as a matter of course make long-term public projections as to future net sales, earnings or other results. However, as the controlling stockholder of MTI, ev3 receives monthly financial results and, periodically, other financial information for MTI in the ordinary course.  Prior to the announcement of this transaction, ev3 received MTI’s internal projections of its financial performance for the remainder of its fiscal year ended December 31, 2005 and for its full fiscal year ending December 31, 2006.  In connection with its evaluation of the terms of this transaction, ev3’s management made limited modifications to the MTI projections to eliminate the inter-company mark-up on sales to ev3 recognized by MTI on a legal entity basis and prepared certain additional projections of MTI’s financial performance for the years ending December 31, 2007 through 2010, which were based on the application of a number of assumptions determined by ev3’s management and presented as if MTI were a separate stand alone business independent of ev3.  These projections are included in this information statement/prospectus only because such projections were based on information obtained by ev3 as a result of its existing ownership interest in MTI and such information was considered by ev3 in connection with its evaluation of this transaction.  ev3 also provided the projections to the MTI special committee in connection with its evaluation of this transaction as well as to Deutsche Bank and Piper Jaffray in connection with their financial analyses of this transaction and the preparation of their respective fairness opinions.  ev3 understands that Piper Jaffray made certain modifications to the projected financial information for the year ending December 31, 2005 that resulted in net income for purposes of Piper Jaffray’s financial analysis being approximately $0.4 million less than ev3’s projection of net income for the same period. See “The Merger-Opinion of Financial Advisor to the MTI Special Committee” and “The Merger-Opinion of Piper Jaffray to ev3” beginning on pages 62 and 69, respectively.

The projected financial information set forth below is presented as if MTI were a separate stand alone business independent of ev3, which it is not. ev3 provides MTI with global sales, marketing and administrative support services, which are neither separately identifiable nor independent of ev3.  In the year ended December 31, 2004 and the nine months ended October 2, 2005, approximately 70% and 65% of MTI’s net sales, respectively, were attributable to ev3 sales personnel. Outside of the United States, MTI is dependent on ev3’s global selling organization and distribution infrastructure and does not manage it.  In addition, MTI relies on ev3 for many administrative services, including supply chain and physical distribution in all markets, information technology infrastructure and business processes, financial management, regulatory management and other general administrative support.  Since 2001, ev3 and its principal stockholders have also provided financial support to MTI, including approximately 90% of MTI’s equity financing since 2001, a financial support letter from Warburg Pincus and an unsecured loan and letter of credit provided by ev3 to finance MTI’s relocation of its operations in Irvine, California.  As a result of these various relationships, the projected financial information set forth below may not be representative of MTI’s financial performance if it were an independent stand alone entity and such information should therefore be read in conjunction with the overall financial performance of ev3.

The projected financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the rules and regulations established by the SEC, generally accepted accounting principles or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projected financial information, but, in the view of ev3’s management and subject to the key assumptions described below, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of the knowledge and belief of ev3’s management, the expected future financial performance of MTI. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement/prospectus are cautioned not to place undue reliance on the projected financial information. The projected financial information set forth below is included solely for the purpose of giving MTI’s stockholders access to the same non-public information that was provided to ev3’s board of directors.

The projected financial information included in this information statement/prospectus has been prepared by, and is the responsibility of, ev3’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference into this information statement/prospectus relates to MTI’s historical financial information. It does not extend to the projected financial information and should not be read to do so.

The assumptions and estimates underlying the projected financial information set forth below are inherently uncertain and, though considered reasonable by ev3’s management as of the date of its preparation, are subject to significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information, including, among others, risks and uncertainties relating to MTI’s business (including MTI’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other matters, and are subject to significant contingencies, many of which are beyond ev3’s and MTI’s control.  See “Cautionary Statement Regarding Forward-Looking Statements.”  Accordingly, the projected results set forth below may not be indicative of MTI’s future performance and actual results may differ materially from those presented in the projected financial information. Inclusion of the projected financial information in this information statement/prospectus should not be regarded as a representation by any person that the results contained in the projected financial information will be achieved.

Except as described above with respect to quarterly guidance for the current fiscal year, MTI does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, neither ev3 nor MTI intends to update or otherwise revise the projected financial information to reflect circumstances arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be no longer appropriate. Furthermore, neither ev3 nor MTI intends to update or revise the projected financial information to reflect changes in general economic or industry conditions.

Key Assumptions

The following key assumptions have been used to develop the information set forth in “—Projected Financial Information” below.  Other than the assumptions related to income taxes discussed below, the assumptions used in the projected financial information are consistent with the accounting policies disclosed in MTI’s historical consolidated financial statements incorporated by reference in this information statement/prospectus are used for the future periods presented.

Projected Net Sales.  The net sales projections for the years ended December 31, 2005 and 2006 are based on expected growth rates for each MTI product category and geography.  Beyond 2006, the projected net sales growth is primarily based on two key assumptions: (1) an increase in MTI’s market share with respect to its existing and new products; and (2) a compound annual growth rate of approximately 19% for the markets for MTI’s current products, which is based on ev3’s strategic plan for its neurovascular business.  The net sales growth rate is projected to decrease toward the market growth rate of 19% based on the assumption that MTI’s market share growth will decline over the course of the period from 2005 to 2010.

Projected Cost of Goods Sold.  Cost of goods sold as a percentage of net sales is projected to decrease, largely as a result of the projected increase in net sales and the related leveraging of fixed overhead costs as well as a shift in sales mix to higher gross margin products.  The projected decrease from the year ending

December 31, 2005 to the year ending December 31, 2006 is also due to MTI’s receipt of FDA approval for its Onyx liquid embolic in the third quarter of 2005.

Projected Operating Expenses.  Marketing and sales expense is projected to continue to increase on an absolute basis as a result of higher net sales, while decreasing as a percentage of net sales.  The decrease in projected marketing and sales expense as a percentage of net sales results in part from an assumed higher growth rate in the U.S. market, which will result in higher leverage than certain international markets in which a fixed percentage of MTI’s sales is paid to ev3.  MTI’s marketing and sales expense with respect to its European sales is fixed at 30% of sales as a result of its contractual arrangement with ev3 and, as a result, MTI will be constrained to some degree in its ability to leverage its marketing and sales expense as its net sales grow.  Consequently, MTI’s sales, general and administrative expense as a percentage of net sales are projected to be higher than that for ev3.

Marketing and sales and general and administrative expense are projected to continue to increase as MTI’s net sales grow, while decreasing as a percentage of net sales.  Marketing and sales and general and administrative expense as a percentage of net sales are assumed to decrease over the course of the period from 2005 to 2010 to approximately 36%. Marketing and sales and general and administrative expense are projected to increase at a compound annual growth rate of 19%.

The projected financial information assumes that MTI will continue to make significant investments in research and development in the future with respect to existing and new products. As a result, the projected financial information assumes that MTI’s expenditures on research and development will increase over time, while decreasing as a percentage of net sales.

The projected financial information does not include any assumption regarding the timing or amount of MTI’s deferred income tax asset valuation that should be reversed, although such reversal may be required in the future as part of MTI’s accounting policies. The projected financial information includes an assumption that minimal or no income tax expense will be recorded in the periods presented due to the reversal of existing deferred income tax assets, including utilization of net operating loss carry forwards.

Projected Financial Information

Projected financial information for MTI for the years ending December 31, 2005 through 2010, which does not give effect to this transaction, is set forth below. The projected financial information should be read together with the information contained in MTI’s historical consolidated financial statements incorporated by reference in this information statement/prospectus, and the information set forth above.  The projected financial information set forth below was prepared on the same basis as MTI’s historical financial statements except for the valuation allowance.

	For the Year Ending December 31,
	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)	2010(2)
	(dollars in thousands)
Net sales	$54,586	$79,574	$106,236	$135,983	$168,619	$200,656
Cost of goods sold	16,671	23,086	29,780	36,759	43,895	50,229
Gross profit	37,915	56,488	76,456	99,224	124,723	150,427
Operating expenses:
Marketing and sales	18,760	26,100	29,838	36,688	43,700	49,954
General and administrative	11,314	12,970	13,269	16,315	19,434	22,215
Research and development, clinical and regulatory	14,296	15,966	15,480	16,139	17,645	20,997
Other	509	—	—	—	—	—
Total operating expenses	44,879	55,036	58,588	69,142	80,779	93,166
Income (loss) from operations	(6,964)	1,453	17,868	30,081	43,945	57,261
Interest and other	4,155	(153)	(304)	96	508	1,068
Income (loss) before income taxes	(2,809)	1,299	17,564	30,177	44,453	58,329
Income tax expense	—	649	—	—	3,440	20,415
Net income (loss)	$(2,809)	$650	$17,564	$30,177	$41,012	$37,914

(1)                 The projected financial information for 2005 includes actual results through the third quarter of 2005 and projected results for the fourth quarter of 2005.

(2)      Projected financial information.

PROJECTED FINANCIAL INFORMATION FOR ev3

Other than quarterly and annual guidance for the current fiscal year with respect to net sales and operating income, ev3 does not as a matter of course make long-term public projections as to future net sales, earnings or other results. However, in connection with this transaction, ev3’s management prepared certain projections of ev3’s financial performance for the years ending December 31, 2005 through 2010, which were based on a number of assumptions determined by ev3’s management.  These projections are included in this information statement/prospectus only because such projections were provided to the MTI special committee in connection with its evaluation of this transaction as well as to Deutsche Bank in connection with its financial analysis of this transaction and the preparation of its fairness opinion delivered to the MTI special committee. See “The Merger-Opinion of Financial Advisor to the MTI Special Committee” beginning on page 62.

The projected financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the rules and regulations established by the SEC, generally accepted accounting principles or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projected financial information, but, in the view of ev3’s management and subject to the key assumptions described below, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of the knowledge and belief of ev3’s management, the expected future financial performance of ev3. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement/prospectus are cautioned not to place undue reliance on the projected financial information. The projected financial information set forth below is included solely for the purpose of giving MTI’s stockholders access to the same non-public information that was provided to the MTI special committee and its financial advisor.

The projected financial information included in this information statement/prospectus has been prepared by, and is the responsibility of, ev3’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this information statement/prospectus relates to ev3’s historical financial information. It does not extend to the projected financial information and should not be read to do so.

The assumptions and estimates underlying the projected financial information set forth below are inherently uncertain and, though considered reasonable by ev3’s management as of the date of its preparation, are subject to significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information, including, among others, risks and uncertainties relating to ev3’s business (including ev3’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other matters, and are subject to significant contingencies, many of which are beyond ev3’s control.  See “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, the projected results set forth below may not be indicative of ev3’s future performance and actual results may differ materially from those presented in the projected financial information. Inclusion of the projected financial information in this information statement/prospectus should not be regarded as a representation by any person that the results contained in the projected financial information will be achieved.

Except as described above with respect to quarterly guidance for the current fiscal year, ev3 does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, neither ev3 nor MTI intends to update or otherwise revise the projected financial information to reflect circumstances arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be no longer appropriate. Furthermore, neither ev3 nor MTI intends to update or revise the projected financial information to reflect changes in general economic or industry conditions.

Key Assumptions

The following key assumptions have been used to develop the information set forth in “—Projected Financial Information for ev3” below.  Other than the assumptions related to income taxes discussed below, the assumptions used in the projected financial information are consistent with the accounting policies disclosed in ev3’s historical consolidated financial statements included elsewhere in this information statement/prospectus are used for the future periods presented.

Projected Net Sales.  The net sales projections for the years ended December 31, 2005 and 2006 are based on expected growth rates for each ev3 product category and geography.  Beyond 2006, the projected net sales growth is primarily based on two key assumptions: (1) an increase in ev3’s market share with respect to its existing and new products; and (2) a compound annual growth rate of approximately 18% for the markets for ev3’s current products, which is based on an estimated compound annual growth rate of 15% and 19% for ev3’s cardio peripheral and neurovascular business segments, respectively, pursuant to ev3’s strategic plans for its business.  The net sales growth rate is projected to decrease toward the market growth rate of 18% based on the assumption that ev3’s market share growth will decline over the course of the period from 2005 to 2010.

Projected Cost of Goods Sold.  Cost of goods sold as a percentage of net sales is projected to decrease, largely as a result of the projected decrease in net sales and the related leveraging of fixed overhead costs as well as a shift in sales mix to higher gross margin products.  The projected increase from the year ending December 31, 2005 to the year ending December 31, 2006 is also due to the following:

•       projected cost savings associated with ev3’s investment in certain capital equipment in 2005 which will result in ev3 performing certain manufacturing processes internally that had previously been performed by third parties;

•       a projected reduction in ev3’s fixed overhead per unit as a result of increases in unit volumes; and

•       projected cost savings resulting from the consolidation of ev3’s manufacturing facilities and other manufacturing initiatives.

Projected Operating Expenses.  Sales, general and administrative expense is projected to continue to increase on an absolute basis as a result of higher net sales, while decreasing as a percentage of net sales.  Sales, general and administrative expense as a percentage of net sales is assumed to decrease over the course of the period from 2005 to 2010 to approximately 32%.  ev3 believes that its operating structure will be more efficient and its business focus narrower than that of many of its competitors, enabling it to maintain a lower sales, general and administrative expense as a percentage of net sales. Sales, general and administrative expense is projected to increase at a compound annual growth rate of 7%.

The projected financial information set forth below assumes that ev3 will continue to make significant investments in research and development in the future with respect to existing and new products. Because ev3 completed a number of significant clinical trials in 2005, ev3 does not expect any significant increases in its research and development spending in the near term and has assumed for purposes of the projected financial information set forth below that its research and development expenditures will remain relatively constant through 2007. ev3 has assumed that its expenditures on research and development will increase on an absolute basis in 2008 through 2010, while decreasing significantly as a percentage of net sales. Research and development expense is assumed to increase on an absolute basis in 2008 through 2010 due to assumed additional investments in new product development during these periods. Research and development expense as a percentage of net sales is assumed to decrease over the course of the period from 2005 to 2010 to approximately 14%.

The projected financial information does not include any assumption regarding the timing or amount of ev3’s deferred income tax asset valuation that should be reversed, although such reversal may be required in the future as part of ev3’s accounting policies. The projected financial information includes an assumption that minimal or no income tax expense will be recorded in the periods presented due to the reversal of existing deferred income tax assets, including utilization of net operating loss carry forwards.

Projected Financial Information

Projected financial information for ev3 for the years ending December 31, 2005 through 2010, which does not give effect to this transaction, is set forth below. The projected financial information should be read together with the information contained in ev3’s historical consolidated financial statements included in this information statement/prospectus, and the information set forth above.  The projected financial information set forth below was prepared on the same basis as ev3’s historical financial statements except for the valuation allowance.

	For the Year Ending December 31,
	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)	2010(2)
	(dollars in millions)
Net sales	$136.4	$214.9	$303.8	$379.8	$467.2	$551.2
Operating expenses:
Cost of goods sold	55.4	75.2	101.5	121.5	144.8	165.4
Sales, general and administrative	127.3	132.7	143.4	146.3	157.3	175.3
Research and development	39.6	34.8	38.0	44.0	60.0	76.0
Amortization of intangible assets	10.5	10.6	7.7	6.1	1.8	—
Loss on disposal of assets, net	0.2	—	—	—	—	—
Acquired in-process research and development	0.9	—	—	—	—	—
Total operating expenses	233.9	253.3	290.6	317.9	363.9	416.7
Income (loss) from operations	(97.4)	(38.5)	13.3	61.9	103.2	134.6
Other (income) expense:
Gain on sale of investments, net	(4.6)	—	—	—	—	—
Interest expense (income), net	10.1	(1.8)	(1.1)	(2.1)	(4.4)	(8.1)
Minority interest in loss (income) of subsidiary	(1.0)	0.2	5.3	9.1	12.3	11.4
Other expense, net	2.9	—	—	—	—	—
Income (loss) before income taxes	(104.8)	(36.9)	9.1	55.0	95.3	131.3
Income tax expense	0.1	0.2	0.2	0.2	0.2	0.2
Net income (loss)	$(105.0)	$(37.1)	$8.9	$54.8	$95.1	$131.1

(1)                 The projected financial information for 2005 includes actual results through the third quarter of 2005 and projected results for the fourth quarter of 2005.

(2)                 Projected financial information.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While ev3 and MTI believe this description addresses the material terms of the merger agreement, this summary may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this information statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this information statement/prospectus. ev3 stockholders and MTI stockholders are urged to read the merger agreement carefully and in its entirety as well as this information statement/prospectus.

The representations, warranties and covenants contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed by the contracting parties, including being qualified by disclosures exchanged between the parties in connection with the execution of the merger agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ev3 or MTI or any of their respective subsidiaries or any of their future activities.

Form and Effective Time of Merger

The merger agreement provides that at the effective time of the merger, MII, a direct wholly owned subsidiary of ev3, will be merged with and into MTI. As a result of the merger, the separate corporate existence of MII will cease and MTI will survive and continue as a direct wholly owned subsidiary of ev3.

The closing of the merger will occur on the third business day after the conditions to completion of the merger contained in the merger agreement are satisfied or waived, unless the parties agree otherwise in writing or the merger agreement has been terminated according to its terms.  See the section entitled “—Conditions to Completion of the Merger.” The merger will become effective upon the filing of the certificate of merger with the Secretary of State of Delaware or at such other time as ev3 and MTI agree and as specified in the certificate of merger.

Consideration to be Received in the Merger

Upon completion of the merger, each share of MTI common stock, other than shares held in treasury and shares owned directly by MII, issued and outstanding immediately prior to the completion of the merger will automatically be cancelled and converted into the right to receive 0.476289 of a share of ev3 common stock. The value of the merger consideration is not fixed and will depend upon the value of 0.476289 of a share of ev3 common stock upon completion of the merger.

Each share of MTI common stock held in treasury and each share of MTI common stock owned directly by MII, in each case immediately prior to the effective time of the merger, will no longer be outstanding and will be cancelled and retired and will cease to exist without any conversion thereof, and no payment, distribution or other consideration will be made with respect to such shares.

MTI stockholders will receive cash for any fractional share they would otherwise receive in the merger. The amount of cash for each fractional share, rounded to the nearest cent, will be calculated by multiplying the amount of the fractional share interest to which an MTI stockholder would otherwise be entitled by the average of the per share closing prices as reported on NASDAQ of shares of ev3 common stock during the 10 consecutive trading days ending on and including the complete trading day immediately preceding the closing date of the merger.

Stock Options

Upon completion of the merger, MTI’s stock plans and each unexercised and unexpired stock option that is then outstanding under MTI’s stock plans or any other plan or arrangement under which MTI or its subsidiaries grants stock options, whether or not exercisable and whether or not vested, will be assumed by ev3. The MTI stock options assumed by ev3 will be automatically converted into options to purchase ev3 common stock, in a number determined by multiplying the number of MTI shares subject to the MTI option immediately prior to the effective time of the merger by 0.476289, the exchange ratio, rounded down to the nearest whole number of shares of ev3 common stock. The exercise price per shares of these options will equal the per-share exercise price of the corresponding MTI option divided by the exchange ratio, rounded up to the nearest whole cent. These assumed ev3 options will be subject to substantially the same terms and conditions as set forth in the applicable MTI stock plan and any agreement representing the grant of the MTI options. However, the conversion of any assumed options (regardless of whether such options qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code) into options to purchase ev3 common stock will be made in such a manner as would not constitute a “modification” of such assumed options within the meaning of Section 424 of the Internal Revenue Code.

As soon as practicable after the completion of the merger, ev3 will deliver to each holder of an assumed option notice setting forth the holder’s rights under such assumed option. ev3 also will take all corporate action necessary to reserve for issuance a sufficient number of shares of ev3 common stock for delivery upon exercise or settlement of the assumed options pursuant to the terms set forth in the merger agreement. In addition, as soon as practicable after the completion of the merger, ev3 will file a registration statement on Form S-8 or other appropriate form with the SEC with respect to the shares of ev3 common stock subject to the assumed options and will use reasonable best efforts to maintain the effectiveness of the registration statement and to keep the current status of the prospectus required thereby maintained as long as assumed options remain outstanding. In addition, ev3 will its use reasonable best efforts to cause the shares of ev3 common stock subject to the assumed options to be quoted on NASDAQ.

Procedures for Exchange of Certificates

ev3 has retained Wells Fargo Bank, N.A. as the exchange agent for the merger to handle the exchange of shares of MTI common stock for the merger consideration, including the payment of cash for fractional shares. At or prior to the effective time of the merger, ev3 will deposit with the exchange agent for the benefit of the the holders of shares of MTI common stock (i) certificates representing ev3 shares and (ii) cash as required to  make payments in lieu of any fractional shares, which is referred to as the exchange fund. As promptly as practicable after completion of the merger, the exchange agent will mail to former MTI stockholders a letter of transmittal and instructions to be used in surrendering certificates that represented shares of MTI common stock prior to the completion of the merger. When a former MTI stockholder delivers these certificates to the exchange agent together with a properly executed letter of transmittal and any other required documents, the former MTI stockholder will be entitled to receive ev3 stock certificates representing the number of whole shares of MTI common stock to which the stockholder is entitled under the merger agreement, cash in lieu of any fractional shares of ev3 common stock to which the stockholder would be entitled and any dividends or distributions to which the stockholder is entitled.

Holders of MTI common stock are not entitled to receive any dividends or other distributions on ev3 common stock until the merger is completed. After the merger is completed, holders of certificates formerly representing shares of MTI common stock will be entitled to dividends and other distributions declared or made after the completion of the merger with respect to the number of whole shares of  ev3 common to which they are entitled upon exchange of their MTI stock certificates, but they will not be paid any dividends or other distributions on ev3’s common stock until they surrender their MTI stock certificates to the exchange agent in accordance with the exchange agent instructions. Subject to the effect of applicable law, following surrender of any such certificates, the holder will be paid, without interest:

•       promptly, the amount of dividends or other distributions on ev3 common stock having a record date after the completion of the merger previously paid; and

•       at the appropriate payment date, the amount of dividends or other distributions on ev3 common stock, with a record date after the effective time of the merger but prior to surrender and a payment date after the surrender of such MTI certificates.

Following the completion of the merger, MTI will not register any transfers of MTI common stock outstanding on its stock transfer books prior to the merger.

Termination of Exchange Fund

One year after the effective time of the merger, ev3 may require the exchange agent to deliver to ev3 all cash and shares of ev3 common stock remaining in the exchange fund. Thereafter, MTI stockholders must look only to ev3 for payment of the merger consideration on their shares of MTI common stock.

No Liability

None of ev3, MTI, MII or the exchange agent will be liable to any holder of a certificate representing shares of MTI common stock for any MTI shares or any cash payable in respect of any distributions or dividends or in lieu of any fractional shares of ev3 common stock delivered to a public official pursuant to any abandoned property, escheat or similar law.

Representations and Warranties

In the merger agreement, MTI made customary representations and warranties to ev3 and MII, which are subject to materiality and knowledge qualifications in many respects, and expire at the effective time of the merger. These representations and warranties relate to, among other things:

•       corporate organization, good standing, subsidiaries and other similar corporate matters;

•       capital structure;

•       corporate authority to enter into and perform the obligations under the merger agreement and the enforceability of the merger agreement;

•       approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger by the MTI board of directors subsequent to the unanimous recommendation of the MTI special committee;

•       the receipt of a fairness opinion by the MTI special committee from its financial advisor;

•       absence of conflicts with MTI’s governing documents, applicable laws or certain material contracts;

•       required consents, approvals, orders and authorizations of governmental authorities relating to the merger agreement and the transactions contemplated by the merger agreement;

•       information supplied for use in this information statement/prospectus;

•       actions taken by MTI with respect to its rights plan;

•       payment of fees of brokers, finders and investment bankers; and

•       tax matters relating to qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In the merger agreement, ev3 and MII made customary representations and warranties to MTI which are subject to materiality and knowledge qualifications in many respects, and expire at the effective time of the merger. These representations and warranties relate to, among other things:

•       corporate organization, good standing, subsidiaries and other similar corporate matters;

•       capital structure;

•       corporate authority to enter into and perform the obligations under the merger agreement and the enforceability of the merger agreement;

•       approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, by the ev3 board of directors, the MII board of managers and approval by ev3 in its capacity as sole member of MII;

absence of conflicts with ev3’s and MII’s respective governing documents, applicable laws or certain material contracts;

•  required filings and consents;

•       compliance with laws and regulatory compliance;

•       documents filed with the SEC, compliance with applicable SEC filing requirements and accuracy of financial and other information contained in such documents;

•       internal accounting controls, disclosure controls and procedures and liabilities or obligations

•       conduct of business and absence of any event or condition that has had or would reasonably be exected to have a material adverse effect;

•       tax matters, including but not limited to tax matters related to qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•       pending or threatened litigation or governmental orders;

•       specified material and commitments;

•  information supplied for use in this information statement/prospectus;

•  absence of a stockholders’ rights agreement or any similar plan;

•       employee benefit plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended, or ERISA;

•       labor and employment matters;

•       compliance with environmental laws and regulations;

•       ownership and use of intellectual property; and

•       payment of fees of brokers, finders and investment bankers.

The merger agreement provides that a material adverse effect means any change, effect, event, occurrence, state of facts or development that individually or in the aggregate have resulted in, or would reasonably be expected to result in, any change or effect, that (1) is materially adverse to the business, financial condition or results of operations of ev3 or MTI and each of their subsidiaries, or (2) prevents the completion of the merger, other than any change or effect resulting from:

•       any change relating to the United States or foreign economy or financial, credit or securities markets in general, so long as the effects do not disproportionately impact ev3 or MTI, as applicable;

•       any change, in and of its itself, in the trading price or trading volume of ev3 common stock or MTI common stock;

•       any adverse change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the industry in which ev3 and MTI participate, so long as the effects do not disproportionately impact or uniquely relate to ev3 or MTI, as applicable;

•      any outbreak or escalation of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, so long as the effects do not disproportionately impact or uniquely relate to ev3 or MTI, as applicable; or

•      as to MTI, any change or effect resulting from any matter that has been or is expressly approved by the MTI board of directors unless, with respect to such matter, the directors of MTI who are also executive officers or directors of ev3 either voted against or abstained from voting with respect to such matter.

Conduct of Business by MTI

MTI has agreed that, prior to the completion of the merger or termination of the merger agreement, except as contemplated by the merger agreement or with respect to matters approved by the MTI board of directors (unless the MTI directors who are also executive officers or directors of ev3 either voted against or abstained from voting with respect to such conduct), MTI and its subsidiaries will (i) conduct their respective businesses in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact their business organizations, keep available the services of their current officers and employees and preserve their current relationships with customers, suppliers and other material business relationships and (iii) use commercially reasonable efforts to comply with all applicable laws, including the timely filing of all reports, forms or other documents with the SEC.

In addition, among other things and subject to certain exceptions, MTI has agreed that, without ev3’s prior consent, neither MTI nor any of its subsidiaries will take any of the following actions prior to the completion of the merger or termination of the merger agreement:

•      declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

•      alter its capital stock, including, among other things, stock splits, combinations reclassifications and substitutions;

•       repurchase, redeem or otherwise acquire any shares of its capital stock;

•       issue, deliver or sell any shares of its capital stock or any securities convertible into any shares of its capital stock or any stock appreciation rights, phantom stock plans or stock equivalents (other than certain limited issuances under MTI’s stock option and employee stock purchase plans);

•       take any action that would, or would reasonably be expected to, result in any of the conditions to completion of the merger contained in the merger agreement not being satisfied;

•       amend its certificate of incorporation or bylaws or other organizational documents;

•       create, assume or incur any indebtedness for borrowed money or guarantee any indebtedness of another person, or repay, redeem or repurchase any indebtedness other than borrowings under existing lines of credit or credit agreements;

•       make any loans or advances to any other person, other than intercompany loans or advances;

•       other than in the ordinary course of business consistent with past practice, sell, lease, license, sell and leaseback, mortgage, pledge or otherwise encumber any of its assets or properties;

•       make any acquisitions that involve a purchase price in excess of $100,000 individually or in the aggregate;

•       make a material change to its accounting policies except as required by GAAP;

•       amend any of the terms or conditions of employment for any of its directors or officers or alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, officers, directors or affiliates of MTI or its subsidiaries or enter into any new, or amend any existing, employment agreements, other than as required by laws or agreements currently in effect;

•       modify or amend in any material respect or terminate or cancel or enter into any material contract except in the ordinary course of business;

•       pay, loan or advance, other than the payment of compensation, directors’ fees or reimbursement expenses in the ordinary course of business, any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement with, any of its officers or directors or any “affiliate” or “associate” of any of its officers or directors;

•       form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization, other than in the ordinary course of business consistent with past practice, or enter into any material new line of business;

•       make any material tax election, other than in the ordinary course of business consistent with past practice, or settle or compromise any material income tax liability;

•       pay, discharge, settle or satisfy any claims, litigation, liabilities or obligations other than in the ordinary course of business or to the extent subject to and not in excess of disclosed reserves, or that are not material to MTI and its subsidiaries;

•       make any new capital expenditures in excess of $100,000 individually or in the aggregate; or

•       authorize, or commit or agree to take, any of the foregoing actions.

In addition, the merger agreement provides that MTI will, between the date of the merger agreement and the earlier of the completion of the merger or the termination of the merger agreement, confer in good faith on a regular and frequent basis with one or more representatives of ev3 designated to MTI regarding operational matters and the general status of ongoing operations and will notify ev3 promptly of any event or occurrence that has had or may reasonably be expected to have a material adverse effect. MTI has agreed not to take any action that would, or that could reasonably be expected to, result in any of the representations and warranties of MTI set forth in the merger agreement becoming untrue.

In addition, MTI has agreed to promptly advise ev3 of any occurrence or nonoccurrence of any event that would reasonably be expected to result in the failure to satisfy the closing condition that:

•   the representations and warranties made by it in the merger agreement are true and correct as of the effective time, without giving effect to any limitation as to materiality or material adverse effect contained in such representation or warranty, except where the failure of the representations and warranties to be true and correct would not have a material adverse effect on MTI; or

•   MTI will have performed in all material respects all its obligations required by the merger agreement.

Conduct of Business by ev3

ev3 has agreed that, prior to the completion of the merger or the termination of the merger agreement, except as contemplated by the merger agreement, without the prior written consent of MTI, the business of ev3 and its subsidiaries will be conducted in a manner generally consistent with past practice and ev3’s business strategy (as described in ev3’s SEC filings and as disclosed to MTI) and neither ev3 nor its any of its subsidiaries will:

•       amend its certificate of incorporation in a manner that adversely effects the rights of holders of ev3 common stock, except to increase the authorized number of shares of capital stock;

•       issue any shares of ev3 common stock if, following such issuance, there would be an insufficient number of shares of authorized but unissued ev3 common stock to pay the merger consideration and to be reserved for issuance in connection with the transactions contemplated by the merger agreement;

•       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock property or otherwise, with respect to any of ev3’s capital stock;

•       take any action that would, or would reasonably be expected to, result in any of the conditions set forth the merger agreement not being satisfied; or

•       authorize, or commit or agree to take, any of the foregoing actions.

In addition, ev3 has agreed to promptly advise MTI of any occurrence or nonoccurrence of any event that would reasonably be expected to result in the failure to satisfy the closing condition that:

•   the representations and warranties made by it in the merger agreement are true and correct as of the effective time, without giving effect to any limitation as to materiality or material adverse effect contained in such representation or warranty, except where the failure of the representations and warranties to be true and correct would not have a material adverse effect on ev3; or

•   ev3 and MII will have performed in all material respects all its obligations required by the merger agreement.

Reasonable Best Efforts and Other Agreements

Each of ev3 and MTI has agreed to use its reasonable best efforts to take all appropriate action and cooperate to do all things necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement, including using all reasonable best efforts to:

•       obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders for the completion of the merger and the other transactions contemplated by the merger agreement and to fulfill the conditions set forth in the merger agreement;

•       make all required regulatory filings and applications;

•       defend all lawsuits or other legal proceedings and contest and resist any action challenging the merger agreement or the completion of the transactions contemplated by the merger agreement;

•       cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to complete the transactions contemplated by the merger agreement; and

•       cause the conditions set forth in the merger agreement to be satisfied.

ev3, MTI, each of their boards of directors and the MTI special committee has agreed to:

•       take all actions necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes operative with respect to the merger agreement, the merger or any other transactions contemplated by the merger agreement; and

•       if any state anti-takeover statute or similar statute or regulation is or becomes operative with respect to the merger agreement, the merger or any other transaction completed by the merger agreement, take all actions necessary to ensure that the merger agreement, the merger and any other transactions contemplated by the merger agreement may be consummated as promptly as practicable.

The merger agreement also provides that ev3 and MTI will each use its commercially reasonable efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the merger agreement and to resolve any objections or challenges to the merger by a governmental entity or a private party in order to permit completion of the merger. ev3 and MTI have also agreed to use their reasonable best efforts to consult each other and cooperate in all respects with respect to obtaining all approvals and authorizations necessary to complete the merger.

The merger agreement also provides that ev3 and MTI will consult with each other and will provide each other the opportunity to review, comment upon and concur with any press release or other public statements with respect to the merger agreement or the merger prior to issuing such press release or making such public statement.

Before the completion of the merger, ev3 has agreed to cause the shares of ev3 common stock to be issued in the merger to be authorized for quotation on NASDAQ, subject to official notice of issuance.

Stockholder Litigation

MTI and ev3 will each give the other the opportunity to participate in the defense or settlement of any stockholder litigation against MTI and its directors and/or ev3 and its directors relating to the merger or the other transactions contemplated by the merger agreement.

Indemnification and Insurance

The merger agreement provides that, following the completion of the merger, ev3 will, and will cause MTI to, indemnify and hold harmless, and provide advancement of expenses to, all former and present directors, members of the MTI special committee, officers and employees of MTI or any subsidiary of MTI and any person who becomes a director, member of the MTI special committee, officer or employee of MTI or any subsidiary of MTI, referred to as the indemnified parties, to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the completion of the merger.

The merger agreement also provides that all rights to indemnification by MTI now existing in favor of each indemnified party, as provided in MTI’s certificate of incorporation or bylaws or pursuant to any other agreements in effect on the date of the merger agreement, will survive the merger. For a period of six years following the completion of the merger, ev3 will cause the certificates of incorporation and bylaws of MTI and any of its subsidiaries to contain provisions no less favorable with respect to such indemnification and exculpation rights.

The merger agreement also provides that ev3 will cause MTI to maintain, for a period of at least six years from the completion of the merger, the current policies of directors’ and officers’ liability insurance maintained by MTI, or policies of at least the same coverage and amounts containing terms and conditions that are no less favorable, with respect to claims arising from facts or events that occurred during or before the effective time of the merger. MTI will not be required to expend in any one year an amount more than 200% of the annual premiums paid by MTI as of the date of the merger agreement for directors’ and officers’ liability insurance, and if that insurance cannot be obtained at all or if the annual premiums of that insurance coverage exceed this amount, MTI will be obligated to obtain the maximum amount of such insurance available for a cost not exceeding that amount.

In the event that ev3 or MTI or any of their respective successors or assigns consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all its properties and assets to any person, ev3 will cause proper provisions to be made so that the successors and assigns of ev3 or MTI, as the case may be, assume or otherwise remain bound by the indemnification and directors’ and officers’ insurance obligations set forth in the merger agreement.

Written Consent

Pursuant to the merger agreement, immediately following the execution and delivery of the merger agreement, MII, as the holder of 70.1% of the outstanding shares of MTI common stock, duly executed and delivered to MTI an irrevocable written consent with respect to all shares of MTI common stock owned by it approving and adopting the merger agreement as approved by the MTI special committee, which is the only stockholder approval necessary or required to complete the merger under applicable law or the merger agreement. ev3 also duly executed and delivered to MII, with a copy delivered to MTI, an irrevocable written consent with respect to all membership interests of MII owned by it adopting the merger agreement as approved by the Board of Managers of MII. ev3 has agreed not to transfer, other than to an affiliate of ev3, any shares of MTI common stock beneficially owned by ev3 on the date of the merger agreement until the effective time of the merger or the termination of the merger agreement. ev3 has also agreed that, if the merger agreement is subsequently amended or if a subsequent consent is deemed necessary to complete the merger, ev3 will as soon as practicable thereafter execute and deliver a written consent with respect to all shares of MTI common stock owned directly or indirectly by it adopting such amendment to the merger agreement.

Tax Treatment of the Merger

ev3 and MTI intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  Each of ev3 and MTI will use its reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and not to, and not to permit or cause any affiliate or any subsidiary of ev3 to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.  For a description of the material U.S. federal tax considerations of the merger, see “Material U.S. Federal Income Tax Considerations” beginning on page 97.

ev3 and MTI will cooperate and use their reasonable best efforts in order for ev3 to obtain from King & Spalding LLP, and the MTI special committee to obtain from Latham & Watkins LLP, an opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to Completion of the Merger

Each of ev3, MII and MTI is required to complete the merger only if specific conditions are satisfied or waived in writing, including the following:

•       the absence of any applicable law or any restraining order, injunction or other judgment issued by any court or other government entity of competent jurisdiction prohibiting completion of the merger;

•       the effectiveness of, and the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form S-4 of which this information statement/prospectus forms a part;

•       all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity, if any, necessary for the completion of the merger will have been filed, expired or obtained, except those that, individually or in the aggregate, would not be expected to have a material adverse effect on ev3, after giving effect to the merger, if not filed, expired or obtained;

•       the shares of ev3 common stock to be issued in the merger shall have been approved for quotation on NASDAQ, subject to official notice of issuance;

•       ev3 will have received a written opinion of King & Spalding LLP, legal counsel to ev3, dated as of the closing date of the merger to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•       the MTI special committee will have received a written opinion of Latham & Watkins LLP, legal counsel to the MTI special committee, dated as of the closing date of the merger to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The obligations of ev3 and MII to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following additional conditions:

•       the representations and warranties of MTI will be true and accurate as of the effective date of the merger, except for representations or warranties expressly made as of a specific date, the accuracy of which will be determined as of the specified date except where the failure of the representations and warranties to be so true and correct, without giving effect to any limitation as to materiality or material adverse effect set forth in such representation or warranty, would not reasonably be expected to have, individually or in the aggregate a material adverse effect on MTI;

•       MTI having performed in all material respects all obligations required to be performed by it under the merger agreement; and

•       MTI having delivered to ev3 a certificate to the effect that each of the conditions set forth above is satisfied in all respects.

The obligations of MTI to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following additional conditions:

•       the representations and warranties of ev3 and MII, will be true and accurate except for representations or warranties expressly made as of a specific date, the accuracy of which will be determined as of the specified date except where the failure of the representations and warranties to be so true and correct, without giving effect to any limitation as to materiality or material adverse effect set forth in such representation or warranty, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3;

•       ev3 and MII having performed in all material respects all obligations required to be performed by it under the merger agreement; and

•       each of ev3 and MII having delivered to MTI a certificate to the effect that each of the conditions set forth above is satisfied in all respects.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger abandoned at any time prior to the completion of the merger by the mutual written consent of MTI and ev3.

In addition, the merger agreement may be terminated by either MTI or ev3 if:

•       the merger has not been completed by March 31, 2006, except that the right to terminate the merger agreement on this basis will not be available to any party whose willful breach of a representation or warranty or willful failure to fulfill any covenant or agreement contained in the merger agreement has been a principal cause of, or resulted in, the failure of the merger to be completed on or by March 31, 2006 and if the information statement/prospectus has been mailed to MTI stockholders prior to March 31, 2006, the termination date will be extended to April 30, 2006; or

•       any restraining order, injunction or other judgment issued by any court or other government entity of competent jurisdiction prohibiting the completion of the merger or other transactions contemplated by the merger agreement is in effect and has become final and nonappealable.

The merger agreement also may be terminated by ev3 if MTI breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, if such breach or failure to perform gives rise to the failure to satisfy the closing conditions of the merger agreement related to the accuracy of the representations and warranties of MTI or the performance of MTI of its obligations under the merger agreement and the breach or failure to perform cannot be cured, or is not cured by March 31, 2006, provided that ev3 must give written notice to MTI of such breach or failure at least ten business days prior to such termination.

The merger agreement also may be terminated by MTI if ev3 or MII breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, if such breach or failure to perform gives rise to the failure to satisfy the closing conditions of the merger agreement related to the accuracy of the representations and warranties of ev3 and MII under the merger agreement and the breach or failure to perform cannot be cured, or is not cured by March 31, 2006, provided that MTI must give written notice to ev3 of such breach or failure at least ten business days prior to such termination.

Effect of Termination

In the event of the termination of the merger agreement by either ev3 or MTI in accordance with the terms of the merger agreement, the merger agreement will have no further effect, the obligations of ev3, MII and MTI will terminate and there will be no liability on the part of ev3, MII and MTI, other than the payment of fees and expenses described below under “—Fees and Expenses.”  Termination pursuant to the merger agreement will not relieve ev3, MII or MTI from liability or damages for any willful breach of the merger agreement.

Fees and Expenses

All fees and expenses incurred in connection with the merger will be paid by the party incurring such fees or expenses, whether or not the merger is completed, except that each of MTI and ev3 will each bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of this information statement/prospectus, including SEC filing fees.

Amendment and Waiver

The merger agreement may be amended in writing by ev3, on behalf of itself, and MII and MTI as authorized by their respective boards of directors, provided that such action or authorization of the board of directors of MTI is approved by the MTI special independent committee. However, after adoption of the merger agreement by the MTI stockholders and the sole member of MII, no amendment may be made to the merger agreement that by law requires the further approval of such stockholders or sole member of MII without such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Prior to the completion of the merger, any of ev3, MII or MTI may:

•       extend the time for the performance of any of the covenants, obligations or other acts of any other party to the merger agreement; or

•       waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations.

The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of such rights. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer, and, for any extension or waiver by MTI, such extension or waiver must be approved by the MTI special committee. The waiver of any right with respect to particular facts and circumstances will not be a waiver with respect to any other facts and circumstances and each such right will be an ongoing right that may be asserted at any time and from time to time.

Governing Law

The merger agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax considerations of the merger generally applicable to holders of MTI common stock who hold the MTI common stock as a capital asset. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•       financial institutions;

•       insurance companies;

•       real estate investment trusts;

•       regulated investment companies;

•       grantor trusts;

•       tax-exempt organizations;

•       dealers or traders in securities or currencies;

•       holders that hold MTI common stock through a partnership or other pass-through entity;

•       holders that hold MTI common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•       U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•       holders that actually or constructively own or will own 10 percent or more of our voting stock; or

•       holders that are not U.S. Holders (as defined below).

Moreover, this description does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, and it does not address any federal consequences other than federal income tax consequences. It does not address the tax consequences of any transaction other than the merger. Holders should consult their tax advisors with respect to the application of the particular federal, state, local or foreign income or other tax consequences of the merger to their particular situation.

This description is based on the Internal Revenue Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein.

For purposes of this description, a U.S. Holder is a beneficial owner of MTI common stock who for U.S. federal income tax purposes is:

•       an individual who is a citizen or resident of the United States;

•       a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.

Completion of the merger is conditioned upon, among other things, the receipt by ev3 of an opinion of King & Spalding LLP and the receipt by the MTI special committee of an opinion of Latham & Watkins LLP, dated as of the closing date of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. MTI may not waive such tax opinion closing condition to the merger after the MTI stockholders have approved the merger unless further approval is obtained from the MTI stockholders with appropriate disclosure. In rendering their opinions, counsel will assume (i) that the statements and facts concerning the merger set forth in this information statement/prospectus and in the merger agreement, including representations contained in the representation letters of ev3 and MTI, are true and accurate in all respects, (ii) that the merger will be completed in accordance with this information statement/prospectus and the merger agreement, and (iii) certain customary factual assumptions. In addition, the tax opinions will be based on the law in effect on the date of the opinions and on representations made in the representation letters of ev3 and MTI substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger could differ from those described in this information statement/prospectus. Neither ev3 nor MTI is currently aware of any facts or circumstances that would cause any representations made by it to King & Spalding LLP and Latham & Watkins LLP in connection with these opinions to be untrue or incorrect in any material respect. None of the opinions referred to in this paragraph will be binding on the Internal Revenue Service or the courts, and no rulings will be sought from the Internal Revenue Service regarding the tax treatment of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions set forth in any of the opinions stated herein or that a court would not sustain such a challenge.

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and subject to the qualifications and assumptions described in this information statement/prospectus:

•       MTI stockholders will not recognize any gain or loss on the conversion of MTI common stock into ev3 common stock in the merger, except with respect to cash, if any, they receive instead of fractional shares of ev3 common stock;

•       the aggregate tax basis to an MTI stockholder of the ev3 common stock received for shares of MTI common stock pursuant to the merger will equal the MTI stockholder’s aggregate tax basis in the shares of MTI common stock surrendered, decreased by the amount of any tax basis allocable to any fractional share interest in ev3 common stock for which cash is received;

•       the holding period of an MTI stockholder for the ev3 common stock received pursuant to the merger will include the holding period of the shares of MTI common stock surrendered; and

•       an MTI stockholder who receives cash instead of a fractional share of ev3 common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s adjusted tax basis allocable to the fractional share. The gain or loss generally will constitute capital gain or loss. The deductibility of capital losses is subject to limitations for both individuals and corporations.

Information Reporting and Backup Withholding

Payments of cash in lieu of fractional shares of ev3 common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to an MTI stockholder under the backup withholding rules are not an additional tax and will be allowed as a credit against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the merger.  Tax matters are very complicated, and you should consult your own tax advisor concerning the tax consequences to you, in your particular situation, of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

RELATIONSHIPS WITH MTI

You should be aware of various existing agreements and ongoing and prior arrangements and transactions between ev3 and/or its affiliates and MTI, as described below. For information on the interests MTI’s board members and executive officers have in shares of MTI common stock, see “Interests of Certain Persons in the Merger.”

Financing Transactions

Stock and Note Purchases

On May 25, 2001, MII, which subsequently became a wholly-owned subsidiary of ev3, entered into a securities purchase agreement with MTI, which resulted in MII owning shares of common stock of MTI. Through a series of transactions from 2001 to the present, this ownership percentage increased to 70.2% based on the number of shares outstanding as of October 2, 2005. The securities purchase agreement contains ongoing obligations to MII with respect to the composition of the MTI board of directors. Under this agreement, MTI is obligated to nominate and use its best efforts to cause to be elected and to remain as a director on its board of directors:

•       one person designated by MII, as long as MII owns at least 5%, but less than 10%, of the outstanding shares of common stock of MTI;

•       two persons designated by MII, as long as MII owns at least 10%, but less than 20%, of the outstanding shares of common stock of MTI;

•       three persons designated by MII, as long as MII owns at least 20%, but less than 30%, of the outstanding shares of common stock of MTI; and

•       four persons designated by MII, as long as MII owns at least 30% of the outstanding shares of common stock of MTI.

In addition, the securities purchase agreement provides that for so long as MII owns at least 10% of the outstanding shares of MTI common stock, at least one of the members of the MTI’s board of directors designated by MII will serve as a member of each committee of the board. MII’s designees to MTI’s board of directors are Dale A. Spencer, Richard B. Emmitt and Elizabeth H. Weatherman, each of whom is also a director of ev3 and James M. Corbett, President, Chief Executive Officer and a director of ev3. Mr. Corbett has been chairman of the MTI board of directors since January 2002 and was MTI’s acting President and Chief Executive Officer from April 2002 through October 2002. Pursuant to the terms of the securities purchase agreement, MII also has a right to participate in future sales by MTI of its equity securities based upon the percentage ownership in MTI at the time of the sale, except in certain limited circumstances. This subscription right will terminate if MII’s ownership percentage in MTI falls below 10%.

On September 3, 2002, MII entered into a securities purchase agreement with MTI pursuant to which it agreed to lead a two-stage private placement of newly issued common stock of MTI, either as the sole or as a participating investor, for an aggregate purchase price of $30 million. Additional investors subsequently agreed to purchase a portion of the shares that MTI had committed to purchase. The transaction consisted of a two-stage private placement. The first stage of the private placement, which closed on September 30, 2002, involved the sale of 4,056,399 newly issued shares of MTI common stock to the investors at a purchase price of $2.083 per share. The second stage, which closed on February 20, 2003, after receipt of MTI stockholder approval, involved the sale of 10,345,905 newly issued shares of MTI common stock at a purchase price of $2.083 per share. The registration rights provisions of the securities purchase agreement required MTI to file a registration statement registering the shares sold in both stages of the private placement. The terms provided that for each 30-day period subsequent to March 31, 2003 in which the registration statement had not been declared effective, MII and the other investors could demand, and MTI would be obligated to pay, liquidated damages in the amount of 2% of the aggregate purchase price paid for the shares of common stock in the first and second stages of the private placement. The registration statement was declared effective on May 9, 2003, entitling MII and the other investors to liquidated damages in the aggregate amount of $600,000. On July 25, 2003, MII, as part of the majority-in-interest of the investors, agreed that, in lieu of a cash payment, MII would receive additional shares of MTI common stock equal to the damages due, based on a value of $4.48 per share, representing the average closing price of MTI common stock for the 30 trading days ended July 25, 2003. Accordingly, in August 2003, MTI issued 131,663 shares, of which MII received 131,171 shares.

On December 4, 2003, Warburg Pincus, The Vertical Group and other investors entered into a note purchase agreement with MTI whereby MTI sold to them $17 million aggregate principal amount of exchangeable promissory notes, $13 million of which were sold to Warburg Pincus and The Vertical Group. On January 30, 2004, the notes were exchanged for 6,296,565 shares of MTI common stock (of which Warburg Pincus and The Vertical Group collectively received 4,815,020 shares).

On June 25, 2004, Warburg Pincus, The Vertical Group and other investors entered into a note purchase agreement with MTI whereby MTI sold to them approximately $21 million aggregate principal amount of exchangeable promissory notes, $15 million of which were sold to Warburg Pincus and The Vertical Group. On August 18, 2004, after receipt of stockholder approval, the notes were exchanged for 6,848,166 shares of MTI common stock (of which Warburg Pincus and The Vertical Group collectively received 4,889,799 shares).

As a result of the transactions described above, Warburg Pincus and The Vertical Group directly owned an aggregate of 9,704,819 shares of MTI’s common stock, or 20.0% of the outstanding shares of MTI’s common stock as of May 1, 2005. Pursuant to a contribution and exchange agreement dated as of April 4, 2005, to which MTI was a party, Warburg Pincus and The Vertical Group each agreed to contribute these shares of MTI’s common stock to ev3 LLC in exchange for common membership units. On May 26, 2005, this contribution was consummated and ev3 LLC issued 10,804,500 and 3,004,332 common membership units to Warburg Pincus and The Vertical Group, respectively. As a result of the merger of ev3 LLC with and into ev3 and ev3’s one for six reverse stock split effected on June 21, 2005, these common membership units were converted into 1,800,750 and 500,722 shares of ev3 common stock, respectively. The shares of MTI common stock held directly by ev3 were subsequently transferred to MII.

Solely as a result of the transactions described above, ev3, through MII, owned 34,041,578 shares of MTI’s common stock, or 70.2% of the outstanding shares of MTI’s common stock as of October 2, 2005.

Financing for New Facility

During the second quarter of 2005, ev3 and MTI entered into negotiations regarding a possible loan by ev3 to MTI in connection with MTI’s anticipated move into its new facility in Irvine, California. In September 2005, ev3 Endovascular, Inc., a wholly owned subsidiary of ev3, entered into a $1.0 million letter of credit with the landlord of MTI’s facility as the beneficiary, in order to finance the relocation of MTI’s Irvine operations, including its manufacturing facility.

On October 13, 2005, ev3 and MTI finalized the terms of a note with respect to an unsecured loan and MTI executed it. Under the note, MTI may make draw downs from time to time in an aggregate amount not to exceed $2.3 million. Each draw down under the note will bear interest at a floating prime rate plus 2.3% and will be due and payable in 36 consecutive monthly installments of principal, each in an amount equal to the amount of such draw down divided by 36, plus accrued interest, each due and payable on the first business day of each calendar month commencing on the later of November 1, 2005 or the first day of the month following the draw down made under the note, and continuing on the first business day of each succeeding month thereafter for 36 consecutive months, when the unpaid amount of the draw down and all accrued and unpaid interest will be due and payable in full. MTI will have the right to prepay the outstanding principal balance and accrued and unpaid interest thereon prior to maturity, without premium or penalty.

The note evidencing the loan contains customary events of default, including payment defaults with cure periods, bankruptcy and involuntary proceedings, monetary judgment defaults in excess of specified amounts, cross-defaults to other agreements and certain changes of control. For certain events of default related to insolvency and receivership, the entire outstanding unpaid principal balance of the note and all accrued and unpaid interest thereon will automatically become immediately due and payable. In the event of other defaults by MTI, ev3 may declare the entire outstanding unpaid principal balance of the note and all accrued and unpaid interest thereon to be immediately due and payable. Upon an event of default, ev3 may also exercise all rights and remedies under any other instrument, document, or agreement between MTI and ev3, enforce all rights and remedies under any applicable law, and offset any and all balances, credits, deposits, accounts, or monies of MTI then or thereafter with ev3, or any obligations of ev3 to MTI arising under any agreement or arrangement between ev3 and MTI, against any amounts due to ev3 from MTI arising under the note.

In addition, ev3 Endovascular has provided MTI with a $1.0 million standby irrevocable letter of credit in favor of the landlord of MTI’s new facility to provide MTI with additional financing to support planned improvements at the new facility. The letter of credit expires on September 15, 2006, but will be automatically extended for successive one-year periods thereafter, unless LaSalle Bank N.A. notifies the parties that it does not intend to renew the letter of credit for an additional year at least 30 days prior to the expiration date, as such expiration date may be extended.

As of November 21, 2005, MTI has not drawn on the note or letter of credit, respectively.

Services Agreements

In April 2002, ev3 International, Inc., ev3’s wholly owned subsidiary, entered into a lease and support services agreement with MTI, under which MTI provides ev3 International with office space and certain facility related and administrative services in exchange for a fee. The agreement’s initial three-year term was through April 2005, but was renewed for an additional two years. The fee is to be recalculated annually, based on the square footage used by ev3 International and MTI’s budgeted facility costs. MTI also charges ev3 International for the cost of one administrative employee. ev3 International paid MTI $108 thousand under this agreement in 2004.

In September 2002, MTI entered into a master services agreement, effective as of October 1, 2002, with ev3 Endovascular under which it installed MTI’s primary information systems and renders information technology support services. The agreement had an initial one-year term commencing October 1, 2002 and has automatic successive one-year renewal terms, unless otherwise terminated. MTI paid ev3 Endovascular $397 thousand in 2004 under this agreement.

In June 2003, MTI and ev3 Endovascular entered into a distribution support services agreement under which ev3 Endovascular performs inventory management and administrative services with respect to certain inventory of MTI’s products. The agreement has an initial term of five years and will automatically renew for subsequent two-year periods, unless otherwise terminated. Under the terms of the agreement, ev3 Endovascular charges MTI a fee based on a fixed percentage of gross end-physician sales realized by MTI from sales of such products in the United States. MTI paid ev3 Endovascular $402 thousand in 2004 under this agreement.

Effective August 4, 2003, and subsequently amended on April 6, 2005, MTI and ev3 International entered into an amended and restated sales representative agreement, which replaced a prior agreement. Under this agreement, ev3 International promotes, markets and obtains orders for certain MTI’s products in certain locations and manages their distribution in others. Unless terminated pursuant to the terms, the agreement will continue in effect until November 16, 2006 and will automatically renew for subsequent one-year periods. The agreement may be terminated by MTI if ev3 International fails to meet certain minimum sales requirements. Under the terms of the agreement, as consideration for ev3 International’s services, MTI pays a fee based on a fixed percentage of the revenues MTI realizes from sales of products in territories in which ev3 International maintains sales representatives, and a fee based on a fixed percentage of revenues received from sales to third party distributors with respect to whom ev3 International performs distributor management services. MTI paid ev3 International $6.2 million in 2004 under this agreement.

Distribution Agreements

In April 2003, MTI and ev3 Endovascular entered into a distribution agreement, which replaced a prior agreement. The agreement has an initial term of three years and will renew automatically for a subsequent one-year period, unless otherwise terminated. The agreement may be terminated if ev3 Endovascular fails to meet certain minimum sales requirements. Under the terms of the agreement, ev3 Endovascular purchases products, including peripheral vascular devices and related radiological devices, from MTI at a fixed percentage of the actual sales prices, subject to a set minimum, realized by ev3 Endovascular from end-user physician customers. MTI’s collection of payment from ev3 Endovascular for such purchases is fixed by the terms of the agreement, and is not contingent upon ev3 Endovascular’s collections from its physician customers. Based upon the difference between the actual sales prices paid by end-user physician customers and the amounts paid by ev3 Endovascular to MTI for these products, ev3 Endovascular earned $1.1 million in 2004 under this agreement.

In June 2003, MTI entered into separate distribution agreements with ev3 K.K. (Japan) and ev3 Canada, Inc., both of which are wholly owned subsidiaries of ev3. Each distribution agreement has an initial term of three years and will renew automatically, unless otherwise terminated, for a subsequent one-year period. These agreements may be terminated by MTI if the subsidiary fails to meet certain minimum sales requirements. Under the terms of such distribution agreements, both of these subsidiaries purchase peripheral vascular and neurovascular products from MTI at a fixed percentage of the actual sales prices, subject to a set minimum, realized by these subsidiaries from end-user physician customers. Based upon the difference between the actual sales prices paid by end-user physician customers and the amounts paid by ev3 K.K. (Japan) and ev3 Canada to MTI for these products, ev3 K.K. (Japan) and ev3 Canada earned $494 thousand and $283 thousand, respectively, in 2004 under these distribution agreements.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

You should be aware that, as described below, some members of the management of MTI and some members of the MTI board of directors, including those who are also officers of ev3, have interests in the merger that may be different from, or in addition to, the interests of the other stockholders of MTI generally. The MTI board of directors and the MTI special committee, and the ev3 board of directors and the ev3 special committee, were aware of these interests, to the extent they existed at the time, and considered them, among other matters, in recommending and approving the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Director Overlap

James M. Corbett, Richard B. Emmitt, Dale A. Spencer and Elizabeth H. Weatherman, each of whom are members of the ev3 board of directors, also serve on the MTI board of directors.

In 2001, the MTI board of directors created a special committee of independent directors to review and analyze contracts and arrangements between or among MTI and ev3 and its subsidiaries other than MTI. After the consummation of ev3’s initial public offering on June 21, 2005, the ev3 board of directors appointed a special committee of independent directors to review all transactions between ev3 and MTI.

MTI Common Stock Held by Directors and Executive Officers

Set forth below is certain information as of October 2, 2005 regarding the beneficial ownership of MTI common stock by (i) ev3, MTI and Warburg Pincus, (ii) each director of MTI, (iii) the chief executive officer and each of the other four most highly paid executive officers of MTI during 2004, which we refer to collectively as the MTI named executive officers, and (iv) all directors and executive officers of MTI as a group.

Name and Address of Beneficial Owners, Directors and Named Executive Officers	Amount and Nature of Beneficial Ownership(1)	Percent of Class
ev3 Inc.(2)	34,041,578	70.2%
Micro Investment, LLC	34,041,578	70.2%
Warburg, Pincus Equity Partners, L.P.(3)	34,041,578	70.2%
James Corbett(4)	88,500	*
Richard B. Emmitt(5)	25,000	*
Thomas G. Fogarty(6)	115,208	*
Richard D. Randall(7)	71,000	*
Earl Slee(8)	285,016	*
Dale A. Spencer(9)	25,000	*
George Wallace(10)	510,636	1.0%
Amy Walters(11)	108,542	*
Elizabeth H. Weatherman(12)	34,066,578	70.2%
Thomas C. Wilder, III(13)	309,964	*
William H. Dippel(14)	70,834	*
All executive officers and directors of MTI as a group (11) persons)(15)	35,676,278	71.5%

*                    Less than 1%

(1)                 Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of MTI common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days of October 2, 2005, are deemed outstanding for computing the percentage of the person holding such options, warrants and convertible securities but are not deemed outstanding for computing the percentage of any other person. 48,523,736 shares of MTI common stock were outstanding as of October 2, 2005.

(2)                 Represents 34,041,578 shares beneficially owned by ev3 Inc. by virtue of it being the sole member of MII.

(3)                 Warburg, Pincus Equity Partners, L.P. (together with two affiliated Netherlands partnerships, “WPEP”) controls ev3 Inc., which wholly owns MII. By virtue of its control of ev3 Inc, WPEP may be deemed to beneficially own all of the shares of common stock beneficially owned by ev3 Inc. Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and a subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”), is the sole general partner of WPEP. WPEP is managed by Warburg Pincus LLC, a New York limited liability company (“WP LLC”). WPEP, WPP LLC, WP and WP LLC (collectively, the “Warburg Pincus Entities”) each disclaim beneficial ownership of all of the shares beneficially owned by ev3 Inc.

(4)                 Includes 81,000 shares subject to options held by Mr. Corbett exercisable within 60 days of October 2, 2005.

(5)                 Consists of 25,000 shares subject to options held by Mr. Emmitt exercisable within 60 days of October 2, 2005.

(6)                 Consists of 115,208 shares subject to options held by Mr. Fogarty exercisable within 60 days of October 2, 2005.

(7)                 Consists of 71,000 shares subject to options held by Mr. Randall exercisable within 60 days of October 2, 2005.

(8)                 Includes 275,646 shares subject to options held by Mr. Slee exercisable within 60 days of October 2, 2005.

(9)                 Consists of 25,000 shares subject to options held by Mr. Spencer exercisable within 60 days of October 2, 2005.

(10)             Includes 227,733 shares subject to options held by Mr. Wallace exercisable within 60 days of October 2, 2005.

(11)             Consists of 108,542 shares subject to options held by Ms. Walters exercisable within 60 days of October 2, 2005.

(12)             Ms. Weatherman is managing director and member of WP LLC and a general partner of WP. Ms. Weatherman’s beneficial ownership includes 25,000 shares subject to options held by Ms. Weatherman exercisable within 60 days of October 2, 2005. All shares indicated as owned by Ms. Weatherman (except for the 25,000 shares subject to options) are included because of her affiliation with the Warburg Pincus Entities. Ms. Weatherman disclaims beneficial ownership of all shares owned by the Warburg Pincus Entities. See footnote 3 above.

(13)             Includes 307,708 shares subject to options held by Mr. Wilder exercisable within 60 days of April October 2, 2005.

(14)             Consists of 70,834 shares subject to options held by Mr. Dippel exercisable within 60 days of October 2, 2005.

(15)             Includes directors’ and executive officers’ shares, including shares subject to options exercisable within 60 days of October 2, 2005.

Upon completion of the merger, the shares of MTI common stock held by each of the directors and executive officers of MTI will be converted into the right to receive shares of ev3 common stock on the same basis as all other shares of MTI common stock pursuant to the terms of the merger agreement. See “The Merger Agreement—Consideration to be Received in the Merger by MTI stockholders” beginning on page 85.

MTI Stock Options

Pursuant to the merger agreement, upon completion of the merger:

•       ev3 will assume the stock option plans of MTI all stock options granted thereunder by MTI;

•       each outstanding and unexercised option to purchase a share of MTI common stock granted by MTI will be converted into an option to purchase 0.476289 of a share of ev3 common stock, rounded down to the nearest whole number of ev3 shares, at an exercise price equal to the exercise price immediately prior to the merger divided by 0.476289, rounded up to the nearest whole cent; and

•       in other respects, including vesting schedules, each assumed option will have the same terms and conditions that were applicable to the MTI stock options.

Based on MTI’s outstanding options as of October 2, 2005:

•       Messrs. Randall and Wallace, the members of the MTI special committee would receive options to purchase 35,245 and 129,461 shares of ev3 common stock, respectively;

•       Messrs. Corbett, Emmitt and Spencer and Ms. Weatherman, the non-employee directors of MTI who are also directors of ev3, would receive options to purchase 40,008, 13,336, 13,336 and 13,336 shares of ev3 common stock, respectively;

•       Mr. Wilder, a director and the President, Chief Executive Officer and Acting Chief Financial Officer of MTI, who is also the President, Neurovascular Division of ev3, would receive options to purchase 281,010 shares of ev3 common stock;

•       William Dippel, Thomas Fogarty, Earl Slee and Amy Walters, the other executive officers of MTI, would receive options to purchase 119,072, 104,783, 178,667 and 102,402 shares of ev3 common stock, respectively; and

•       all directors and executive officers of MTI as a group, excluding those directors who are also directors and/or officers of ev3, would collectively receive options to purchase 1,030,656 shares of ev3 common stock.

Change in Control Agreements

MTI has previously entered into a change in control letter agreement with each of Messrs. Wilder, Dippel, Fogarty and Slee and Ms. Walters regarding certain payments and benefits to which each of these executive officers will become entitled upon a qualifying termination of his or her employment following a change in control of either MTI, ev3 or MII. The definition of change in control in the letter agreements includes a merger of MTI with any other company, including ev3 or any of its subsidiaries. Accordingly, completion of the proposed merger will constitute a change in control for purposes of these letter agreements. Pursuant to the terms of the letter agreements, in the event the executive officer is either not offered continued employment with MTI, or its successor, after a change in control on substantially identical terms to their then current employment terms or if they are terminated by MTI for reasons other than cause (as described below) or they resign for good reason (as described below) within 12 months after a change in control, the executive officer is entitled to receive a lump sum payment equal to the sum of

(i) 12 months of their then current annual base salary (or, if greater, their base salary in effect immediately prior to the change in control), (ii) a pro rated portion of their target bonus plan payment for the then current year (determined assuming all performance goals are achieved) and (iii) the full amount of their bonus plan payment for the next 12 months (determined assuming all performance goals are achieved). Such payment will be the joint responsibility of MTI, or its successor, and ev3. In addition to the cash payment described above, the vesting of all of the unvested options then held by the executive officer will automatically accelerate and become immediately exercisable in full. Upon any qualifying termination of employment, the executive officer (and his or her family members and eligible dependents) will also be entitled to continue to participate in a group health plan (under the same terms and at the same cost as provided in the 90-day period immediately preceding the change in control) for up to 18 months after the change in control or his or her qualifying termination, as the case may be, and will be entitled to receive up to $20,000 in outplacement services. Additionally, MTI and ev3 will be responsible for indemnifying and advancing expenses to the executive officers to the full extent permitted by law for damages, costs and expenses (including, without limitation, judgments, fines, penalties, settlements and reasonable fees and expenses for counsel) incurred as a result of his or her service to, or status as an officer and employee with, MTI or any other corporation, employee benefit plan or other entity with whom the executive officer served at the request MTI prior to the change in control, provided that such damages, costs and expenses did not arise as a result of the executive officer’s gross negligence or willful misconduct.

For purposes of the change in control letter agreements, the term “cause” means (i) the executive officer’s gross misconduct; (ii) the executive officer’s willful and continued failure to perform substantially the executive officer’s duties with MTI (other than a failure resulting from the executive officer’s incapacity due to bodily injury or physical or mental illness) after a demand for substantial performance is delivered to the executive officer by the chair of MTI’s board of directors which specifically identifies the manner in which the executive officer has not substantially performed the his or her duties and provides for a reasonable period of time within which the executive officer may take corrective measures; or (iii) the executive officer’s conviction (including a plea of nolo contendere) of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious to MTI, or which impairs the executive officer’s ability to perform substantially the executive officer’s duties for MTI.

For purposes of the change in control letter agreements, the term “good reason” means (i) a substantial change in the executive officer’s status, position(s), duties or responsibilities as an executive of MTI (as in effect immediately prior to the change in control) which, in the executive officer’s reasonable judgment, is adverse with respect to any of the foregoing; provided, however, that good reason does not include a change in the executive officer’s status, position(s), duties or responsibilities caused by (A) an inadvertent action that is remedied by MTI promptly after receipt of notice of the executive officer’s objection to such change, and it also being agreed that small and insubstantial changes will not be considered good reason unless the changes in totality would be substantial; or (B) the executive officer’s continuing in the same position of the entity or portion of an entity operating the business of MTI, which is the neuroradiology business and the executive officer reports directly to the president of such division; (ii) a reduction by MTI in the executive officer’s annual base salary, a material change in the annual bonus expectations, or an adverse change in the form or timing of the payments thereof, as in effect immediately prior to the change in control or as thereafter increased; (iii) the failure by MTI to cover the executive officer under benefit plans that, in the aggregate, provide substantially similar benefits to the executive officer and/or the executive officer’s family and dependents at a substantially similar total cost to the executive officer (e.g., premiums, deductibles, co-pays, out of pocket maximums, required contributions and the like) relative to the benefits and total costs under the benefit plans in which the executive officer (and/or the executive officer’s family or dependents) were participating at any time during the 90-day period immediately preceding the change in control; (iv) MTI requiring the executive officer to be based more than 50 miles from where the executive officer’s office is located immediately prior to the change in control, except for required travel on MTI’s business; or (v) any purported termination by MTI of the executive officer’s employment that is not properly effected pursuant to the terms of the letter agreements.

The completion of the merger will constitute a change in control for purposes of the letter agreements described above. Following the completion of the merger, any qualifying termination of employment of Messrs. Wilder, Dippel, Fogarty or Slee or Ms. Walters will result in that individual being eligible to receive the severance benefits described above.

MTI has also entered into other severance arrangements with certain of its executive officers. However, none of the severance benefits provided under those arrangements will be enhanced as a result of the merger.

All of the executive officers of MTI are expected to continue in their employment with MTI following the merger.

Compensation of Members of the MTI Special Committee

George Wallace and Richard D. Randall, who are non-employee directors and are members of the MTI special committee of the board of directors, are compensated for their services as follows: $2,000 per month plus $1,000 for each full day or $500 for each partial day devoted to their positions as members of the MTI special committee, provided that, in connection with this transaction, Mr. Wallace, in his capacity as the chairman of the MTI special committee, will receive not less than $50,000 and Mr. Randall will receive not less than $35,000 for their service on the MTI special committee for the period beginning September 15, 2005, the date MTI’s board of directors was first alerted to the possibility of this transaction, through the date the transaction is completed or foregone.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

The merger agreement provides that ev3 and MTI as the surviving corporation will indemnify each of the present and former MTI directors, special committee members, officers and employees of MTI for a period of six years after the completion of the merger against liabilities for their actions or omissions as directors, special committee members, officers or employees before the completion of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the completion of the merger.

The merger agreement provides that all rights to indemnification by MTI now existing in favor of each indemnified party, as provided in MTI’s certificate of incorporation or bylaws or pursuant to any other agreements in effect on the date of the merger agreement, will survive the merger. For a period of six years following the completion of the merger, ev3 will cause the certificates of incorporation and bylaws of MTI and any of its subsidiaries to contain provisions no less favorable with respect to such indemnification and exculpation rights.

The merger agreement also provides that for a period of six years after the completion of the merger, MTI as the surviving corporation will provide to the MTI directors, special committee members, officers and employees liability insurance protection with the same coverage and in the same amount as and on terms no less favorable to such individuals than that provided by MTI’s current insurance policies. The persons benefiting from the insurance provisions of the merger agreement include all persons who served as directors and officers of MTI prior to the completion of the merger who are currently covered by MTI’s insurance policy. MTI will not be required to expend in any one year an amount more than 200% of the annual premiums paid by MTI as of the date of the merger agreement for directors’ and officers’ liability insurance, and if that insurance cannot be obtained at all or if the annual premiums of that insurance coverage exceed this amount, MTI will be obligated to obtain the maximum amount of such insurance available for a cost not exceeding that amount.

ev3

Overview

ev3 is a leading global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders. ev3’s broad product portfolio is focused on applications that ev3 estimates represented an addressable worldwide endovascular market opportunity of approximately $1.6 billion in 2004. ev3 sells over 100 products consisting of over 1,000 SKUs in more than 50 countries through a direct sales force in the United States, Canada, Europe and Japan, consisting of 205 sales professionals as of October 2, 2005, and through distributors in certain other international markets. ev3’s customers include a broad physician base consisting of cardiologists, radiologists, neuro-radiologists, vascular surgeons, neurosurgeons and other endovascular specialists. ev3 conducts its neurovascular business exclusively through its controlling interest in and relationships with MTI. During fiscal 2004 and the nine months ended October 2, 2005, ev3 generated net sales of $86.3 million and $92.7 million, respectively, from its products.

Vascular disease may occur in any part of the body, and is generally manifested as an occlusion or rupture of a blood vessel. The endovascular devices market conventionally is divided into three sub-markets defined by anatomic location:

•       Peripheral vascular market includes products used to treat vascular disease in the legs, kidney, neck and generally all vascular anatomy other than that which occurs in the brain or the heart.

•       Cardiovascular market includes products used to treat coronary artery disease, atrial fibrillation, the most common form of irregularity in the force or rhythm of the heartbeat, and other disorders in the heart.

•       Neurovascular market includes products used to treat vascular disease and disorders in the brain, including strokes caused by either vascular occlusion or rupture.

ev3’s name signifies its commitment to, and engagement in, each of these three endovascular sub-markets.

ev3’s corporate strategy is to be a global provider of products for underserved and emerging opportunities within the endovascular device market. ev3 believes that the markets for peripheral vascular and neurovascular devices, when compared to the cardiovascular market, have higher growth potential with fewer entrenched, broad-line competitors. Therefore, ev3’s strategy in the peripheral vascular and neurovascular markets is to be a leader in both markets by providing a portfolio of products that addresses a broad spectrum of physician needs and clinical indications. ev3 believes the cardiovascular market is characterized by several large and entrenched competitors with a broad range of products. Therefore, ev3’s strategy in this market is to target emerging therapeutic opportunities where ev3 can establish a leadership position. In order to execute ev3’s strategies in each of the endovascular sub-markets, ev3 has advanced and expanded the technologies and product lines acquired between 2000 and 2002. Since October 1, 2004 alone, ev3 has introduced 25 new products in either the U.S. or international markets, or both.

ev3 believes that its commitment to establishing a global organization that is focused on underserved and emerging opportunities in the endovascular devices market represents a strategy that is uncommon in the medical device industry. ev3 believes that this unique strategy allows it to compete effectively with smaller companies that have narrow product lines and lack an international sales force and infrastructure, and also with larger companies that do not have ev3’s focus and agility.

ev3’s peripheral vascular portfolio of products consists of an extensive offering of peripheral stents, embolic protection devices, a carotid stenting system, thrombectomy devices, balloon angioplasty catheters, foreign object retrieval devices, and guidewires. The breadth of ev3’s portfolio enables it to address peripheral vascular device markets it currently estimates at approximately $1.0 billion worldwide.

ev3’s cardiovascular portfolio of products includes embolic protection devices and thrombectomy devices which leverage technology platforms that ev3 also sells in the peripheral vascular market.

ev3’s neurovascular portfolio of products is derived from its controlling interest in and relationships with MTI. The portfolio consists of embolic coils, liquid embolics and a broad range of neurovascular access and delivery products consisting of micro catheters, occlusion balloon systems and guidewires. ev3 believes this portfolio enables it to address a majority of the worldwide neurovascular devices market, which it estimates was over $400 million in 2004.

ev3 believes that international markets represent a significant portion of the worldwide endovascular market, while also representing an opportunity for ev3 to generate sales from its new products before receiving FDA approval to commence U.S. commercialization. ev3’s global organization of 848 employees as of October 2, 2005 operates in the United States, Europe, Japan, Canada and the major markets of Asia Pacific and Latin America. As of October 2, 2005, ev3’s sales and marketing infrastructure included a sales force of 205 sales professionals, including those employed by MTI.

ev3 is organized in two business segments: cardio peripheral and neurovascular. ev3 manages its business and reports its operations internally and externally on this basis. ev3’s cardio peripheral segment contains products that are used in both cardiovascular and peripheral vascular procedures by cardiologists, radiologists and vascular surgeons. ev3’s neurovascular segment contains products that are used primarily by neuro-radiologists and neurosurgeons. ev3’s sales activities and operations are aligned closely with ev3’s business segments. ev3 has dedicated cardio peripheral sales teams in the United States and Europe that target customers who often perform procedures in both anatomic areas (cardiovascular and peripheral vascular). ev3 has separate, dedicated neurovascular sales teams in the United States and Europe that are specifically focused on this customer base. The following represents net sales (in thousands) for ev3’s two business segments as well as by geography during the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended
Net Sales by Segment	2002	2003	2004	October 3, 2004	October 2, 2005
				(unaudited)
Cardio Peripheral	$27,167	$45,431	$52,942	$37,780	$55,892
Neurovascular	9,917	22,208	33,392	23,023	36,830
Total	$37,084	$67,639	$86,334	$60,803	$92,722

	For the Year Ended December 31,			For the Nine Months Ended
Net Sales by Geography	2002	2003	2004	October 3, 2004	October 2, 2005
				(unaudited)
United States	$24,916	$37,616	$42,791	$30,888	$49,141
International	12,168	30,023	43,543	29,915	43,581
Total	$37,084	$67,639	$86,334	$60,803	$92,722

ev3’s History

Beginning in 2000, Dale A. Spencer, an experienced leader in the endovascular device industry, together with Warburg Pincus LLC, a global private equity firm, and The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry, which ev3 refers to collectively as ev3’s investor group, made a series of strategic investments and ultimately acquired a controlling interest in several companies that were merged together to form ev3 Endovascular. ev3’s investor group’s goal was to build a global provider of products for underserved and emerging opportunities in the endovascular device market.

Through 2002, ev3’s investor group built ev3’s platform by acquiring technologies which ev3 has developed into its current peripheral vascular and cardiovascular product portfolios. In 2000, ev3’s investor group made an investment in EndiCOR Medical, Inc., a developer of catheter-based thrombectomy technology that provided the platform for ev3’s current X-Sizer device. In 2001, this investor group made a controlling investment in Microvena Corporation, a developer of guidewires, foreign object retrieval devices and embolic protection technology, the latter of which is the platform for ev3’s SpideRX embolic protection device. In addition, through a series of investments beginning in 2001, Warburg Pincus and The Vertical Group together acquired a majority interest in MTI. In 2001, ev3’s investor group also established ev3 Endovascular in order to exclusively market the MTI neurovascular device portfolio in markets outside of the United States and Canada. During 2002, ev3 Endovascular acquired several companies with innovative and early stage cardiovascular technologies, including Appriva Medical, Inc., a developer of a technology to reduce stroke in patients with atrial fibrillation which provided the platform for ev3’s current PLAATO device. Also in 2002, ev3 Endovascular acquired IntraTherapeutics, Inc., an emerging competitor in the peripheral stent market whose product line included the predecessors to ev3’s current Protégé, ParaMount Mini and PRIMUS stent systems. ev3 LLC, ev3’s predecessor company prior to ev3’s initial public offering, was formed in September 2003 to hold ev3’s investor group’s and ev3’s management’s interest in both ev3 Endovascular and MII, a specially formed limited liability company which holds the majority interest in MTI. Immediately following the formation, ev3 LLC owned 100% of ev3 Endovascular and, indirectly through its 100% interest in MII, a majority interest in MTI. In addition, in 2002, MTI acquired Dendron GmbH, a German-based developer and manufacturer of neurovascular-focused products such as embolic coils for the treatment of brain aneurysms. Following the formation of ev3 LLC, Warburg Pincus and The Vertical Group purchased directly additional interests in MTI that currently constitute 20.0% of MTI common stock. On January 28, 2005, ev3 was formed as a subsidiary of ev3 LLC. On May 26, 2005, Warburg Pincus and The Vertical Group contributed all of the shares of MTI common stock directly owned by them to ev3 LLC in exchange for common membership units. Immediately prior to the consummation of ev3’s initial public offering on June 16, 2005, ev3 LLC merged with and into ev3 Inc., and ev3 Inc. became the holding company for all of ev3 LLC’s subsidiaries.

Since ev3’s last acquisition in 2002, ev3 has dedicated significant capital and management effort to advance and broaden the acquired product lines and technologies. In addition, ev3 has hired a team of senior managers with extensive experience in all aspects of the endovascular devices business. In June 2004, ev3 entered into a distribution agreement with Invatec S.r.l. for the exclusive distribution of Invatec branded products in the United States. Invatec is a privately held company located in Brescia, Italy with a broad line of endovascular products including balloon angioplasty catheters. The Invatec product line expands ev3’s participation in the peripheral vascular market and leverages ev3’s recently expanded cardio peripheral direct sales force in the United States.

Endovascular Market Summary

ev3 estimates that vascular disease affects over 90 million people in the United States and more than 1.0 billion people worldwide, and is the leading cause of death in the world. It may occur in any part of the body, and is generally manifested as an occlusion or rupture of a blood vessel. Vascular disease is a progressive, pathological condition that leads most often to blood vessel narrowing and obstruction, but can also lead to blood vessel wall weakening and rupture. These processes can occur in the blood vessels of every organ and anatomic area of the body, and can cause a range of symptoms including pain, functional impairment and death.

The endovascular, or catheter-based, devices market addressing vascular diseases is conventionally divided into three sub-markets based on anatomic location:

•       Peripheral vascular market includes products that are used to treat vascular disease in the legs, kidney, neck (carotid) and generally all vascular anatomy other than that which occurs in the brain or the heart. According to the American Heart Association, more than eight million people in the United States, and ev3 estimates that more than 100 million people worldwide, have peripheral vascular disease. ev3 estimates that the worldwide market for devices used to treat peripheral vascular disease was approximately $2.3 billion in 2004.

•       Cardiovascular market includes products that are used to treat coronary artery disease, atrial fibrillation and other disorders in the heart. The American Heart Association estimates that 70 million people in the United States, and ev3 estimates that more than 700 million people worldwide, have cardiovascular disease. ev3 estimates that the worldwide market for interventional cardiology devices used to treat coronary artery disease, excluding coronary stents, was over $2.8 billion in 2004.

•       Neurovascular market includes products that are used to treat vascular disease and disorders in the brain, including aneurysms and arterial-venous malformations, or AVMs. The leading complication of neurovascular disease is stroke. The World Health Organization estimates that there are approximately 15 million cases of stroke per year on a worldwide basis. According to the World Health Organization, 5.0 million of these people die from the stroke and an additional 5.0 million are left with a permanent disability. ev3 estimates that the worldwide market for devices used to treat neurovascular disease was over $400 million in 2004.

ev3 estimates that its total addressable market in these three segments was approximately $1.6 billion in 2004. In 2000, there were more than 12,000 interventional cardiologists, interventional radiologists, cardio-thoracic surgeons and peripheral vascular surgeons in the United States, who are generally trained in endovascular techniques.

ev3’s Competitive Strengths and Strategies

ev3 believes that it is the only medical device company focused solely on the endovascular device market with a global presence in each of the peripheral vascular, cardiovascular and neurovascular sub-markets. The competitive strengths that have been responsible for ev3’s past success and the strategies that it believes will drive its future growth are as follows:

•       Commitment to underserved and emerging markets.   ev3’s core corporate strategy is to address underserved and emerging opportunities within the endovascular device market. In the peripheral vascular and neurovascular markets, where ev3 believes that there are fewer entrenched and large competitors, ev3 offers a broad product portfolio. ev3’s product breadth in these markets affords it the greatest opportunity to address the underlying growth of these underserved markets by providing a wide range of the products that ev3’s physician customers use in their procedures. In the cardiovascular market, which is characterized by several entrenched and large competitors with a broad range of products, ev3 has targeted emerging therapeutic opportunities. This allows ev3 to establish a leadership position without using the substantial resources and capital required to compete against larger companies in markets such as coronary stents.

•       Leverage of ev3’s products across the three major endovascular sub-markets.   ev3 is an established participant in each of the peripheral vascular, cardiovascular and neurovascular sub-markets for endovascular devices. Participating in each of these markets provides ev3 advantages including the ability to leverage new technologies and intellectual property into new products for many multiple endovascular sub-markets and clinical applications. Additionally, ev3 believes that it is also able to leverage its customer base as the therapeutic areas served by cardiologists, radiologists, neuro-radiologists, vascular surgeons and neurosurgeons continue to converge.

•       Enhancement of ev3’s global organization and presence.   ev3 has dedicated significant capital and management effort to developing a corporate infrastructure and direct sales force in multiple large markets worldwide, including Europe and Japan. This infrastructure and the direct sales force are uncommon for a young medical products company and they enable ev3 to successfully compete in markets outside of the United States that represent a significant portion of the worldwide market for endovascular devices. Additionally, ev3 is able to generate sales from new products in international markets before receiving FDA approval to commence U.S. commercialization. In large international markets such as Europe and Japan, ev3 has also demonstrated its ability to provide the regulatory, reimbursement and other support activities that are necessary for its direct sales organizations to be effective. In smaller emerging international markets such as China, Latin America and the Middle East, ev3 has organized a network of independent distributors with demonstrated experience and success in endovascular markets. ev3 is committed to the continuing development of its global organization in order to increase its participation in the worldwide growth of its markets.

•       Expansion through product innovation and strategic acquisitions.   ev3 has demonstrated an ability to build and enhance its market positions by quickly developing and launching new products, as well as acquiring and advancing new technologies. ev3 believes that this ability will enable it to maintain an advantage over larger organizations that may have time consuming decision-making processes. During the past five years ev3 made five acquisitions and advanced and broadened the acquired product lines and technologies, launching a significant number of new or improved products. Since October 1, 2004, ev3 has introduced 25 new products in either the U.S. or international markets, or both. ev3 has developed new product platforms, such as its carotid stenting system, that leverage its core technologies. ev3 has also substantially strengthened its peripheral vascular market presence by establishing a strategic partnership with a supplier of balloon catheters and other products. ev3 will continue to invest in new product innovation as well as identify and opportunistically acquire new technologies.

•       Leadership of ev3’s business by an experienced management team.   ev3’s management team has substantial public and private company experience establishing and leading medical device businesses that have become significant endovascular companies and market leaders. ev3 believes that their expertise has been critical to the development and execution of its strategies, managing and building its organization as well as broadening and advancing its acquired product lines and technologies.

Peripheral Vascular Market Opportunity

ev3 believes that peripheral vascular disease is underdiagnosed and undertreated. According to the American Heart Association, peripheral vascular disease affects more than eight million Americans, of which approximately 2.5 million are being treated. ev3 estimates that more than 100 million people worldwide have peripheral vascular disease. As with vascular disease in general, peripheral vascular disease is characterized by the narrowing or total occlusion of blood vessels, and can cause symptoms including pain, loss of function and death. Mortality from peripheral vascular disease can occur as a result of stroke, kidney failure and diabetes related vascular complications.

Peripheral vascular disease is treated with medication, minimally invasive endovascular procedures, surgery or a combination of these therapies. Minimally invasive endovascular procedures consist primarily of angioplasty and stenting. Angioplasty is a non-surgical procedure in which narrowed or blocked peripheral arteries are re-opened by placing a thin tube called a catheter with a deflated balloon on its tip into the narrowed artery. The balloon catheter is then inflated to compress the plaque and to stretch the artery wall, thereby enlarging, or dilating, the opening of the vessel and restoring blood flow. Stents, tubular mesh devices typically consisting of interconnected metal struts, are then inserted inside the artery to act as scaffolding in order to hold the vessel open. Peripheral vascular disease represents a significant indication for both surgical and endovascular interventions. ev3 estimates that in 2004 there were over 800,000 endovascular procedures for peripheral vascular disease. With over 100,000 lower extremity amputations in 2002 in the United States alone according to the Agency for Healthcare Research and

Quality, ev3 believes that there is a large number of patients that are still either untreated or inadequately treated.

The carotid arteries are one of the most common sites of peripheral vascular disease, affecting an estimated 1.5 million people in the United States alone. Carotid arteries are located on each side of the neck, together providing the primary blood supply to the brain. In carotid artery disease, plaque accumulates in the artery walls, narrowing the artery and disrupting the blood supply from the heart to the brain. This disruption in blood supply together with plaque debris breaking off the artery walls and traveling to the brain are primary causes of stroke. The therapy required to treat carotid artery disease generally depends on the degree of stenosis, or artery narrowing. Patients with moderate stenosis are typically treated with drugs to keep blood from clotting. However, patients with neurologic symptoms and highly narrowed arteries typically undergo a surgical procedure known as a carotid endarterectomy. This procedure requires a surgeon to access the blocked carotid artery though an incision in the neck, and then to surgically remove the plaque. It is estimated that 160,000 patients each year in the United States undergo a carotid endarterectomy, which typically requires hospitalization for one to two days. Endovascular techniques using stents and embolic protection systems have been developed and are in an early stage of adoption. This approach avoids open surgery and ev3 believes will significantly expand the addressable patient population.

ev3’s Peripheral Vascular Business

ev3’s peripheral vascular market strategy is to provide a broad portfolio of products that includes the important devices used in frequently performed procedures and also innovative devices for use in emerging therapies. The breadth of ev3’s portfolio enables ev3 to address peripheral vascular device markets ev3 currently estimates at approximately $1.0 billion worldwide.

ev3’s Peripheral Vascular Product Offering

Category	Product	Key Features	U.S. Launch	Current Markets(1)
Stents—self-expanding	Protégé GPS Protégé Tapered Protégé Longs Protégé Rx Protégé Bigs IntraCoil	Enhanced placement accuracy Tapered Expanded lengths Rapid exchange delivery Expanded diameters Indicated for popliteal/superficial femoral artery	2003 Planned 2004 Planned 2005 Pre-2002	Worldwide International U.S./Canada/International International U.S./International U.S./Canada/International
Stents—balloon expandable	ParaMount Mini PRIMUS PRIMUS Long Catheter	Visualization/placement accuracy Visualization/placement accuracy Longer catheter	2004 2005 2005	U.S./Canada/International U.S./Canada/International U.S./Canada/International
Embolic protection	SpideRX	Compatible with wire of choice	Planned	International
Carotid stenting	Protégé/SpideRX	Carotid stent plus embolic protection	Planned	International
Thrombectomy	X-Sizer Diver C.E.(2) Helix	Self-contained thrombus removal Rapid exchange aspiration Effective thrombus removal	2004 2005 Pre-2002	U.S./Canada/International U.S. U.S./Canada/International
Balloon angioplasty catheters	Sailor Plus(2) Submarine Plus(2) Amphirion Deep(2)	Complete 0.035” portfolio Broad 0.018” portfolio Low profile 0.014” PTA Balloon Broad portfolio of sizes	2005 2005 2005	U.S. U.S. U.S.
Foreign object retrieval	The Goose Neck/Microsnare	Broad portfolio of sizes	Pre-2002	Worldwide
Guidewires	Nitrex AqWire SKIPPER	Highly flexible/kink resistant Enhanced deliverability New coronary/peripheral guidewire	2003 2004 2005	U.S./Canada/International U.S./Canada/International U.S.

ev3’s Peripheral Vascular Products in Development

Category	Product	Key Features	Target Markets(1)
Stents—self-expanding	Maris(2) Protégé NG	New design Improved design/lower profile	U.S. Worldwide
Stents—balloon expandable	ONDA(2) ParaMount Mini	Improved design Expanded product range	U.S. Worldwide
Embolic protection	SpideRX2 MO.MA(2)	Improved deliverability Occlusive cerebral protection	Worldwide U.S.
Carotid stenting system	Protégé RX/SpideRX2	Rapid exchange delivery	Worldwide
Thrombectomy	Thrombectomy NG)	Improved thrombus removal	Worldwide
Balloon angioplasty catheters	Submarine Plus(2) Amphirion Deep(2)	Expanded lengths and diameters Additional catheter lengths	U.S. U.S.

(1)                 International indicates the Europe, Asia Pacific (excluding Japan), Middle East and Latin America markets. Worldwide indicates the United States, Canada, International and Japan markets.

(2)                 Invatec product that ev3 distributes or will distribute.

Stents

Peripheral stents are used in various locations in the body, including the biliary duct, which transports bile from the liver and gall bladder to the small intestines; renal arteries, which transport blood from the aorta to the kidneys; iliac, femoral and popliteal arteries, which are major arteries in the legs; subclavian arteries, which are major vessels of the upper body, originating at the aortic arch; and carotid arteries. ev3 believes that ev3’s broad portfolio of self-expanding and balloon expandable stents is differentiated from ev3’s competitors’ offerings due primarily to the radiopacity (visibility under fluoroscopy), placement accuracy, deliverability and their strong clinical performance.

Protégé and IntraCoil® Self-Expandable Stents.   ev3’s self-expanding stent portfolio includes the Protégé Self-Expanding Stent, a “shape memory” Nitinol stent that expands to a predetermined diameter upon deployment. Nitinol is a highly flexible metal with shape retention and fatigue resistance properties. ev3 provides a number of sizes of its Protégé stent, as well as a tapered configuration for use in the carotid arteries. ev3 also manufactures and sells the IntraCoil Peripheral Stent, a unique, self-expanding Nitinol coil stent that benefits from enhanced flexibility and resistance to fracture for superior performance in vessels subjected to repeated bending.

ParaMount Mini and PRIMUS Balloon Expandable Stents.   ev3’s balloon expandable stent portfolio includes the ParaMount Mini and PRIMUS stent systems, both of which incorporate tantalum markers embedded in the stent to provide superior visualization of the stent using fluoroscopy during and after the procedure which allows the physician to quickly confirm the correct placement of the stent. The inclusion of markers is a unique feature in the balloon expandable stent market. ev3’s balloon expandable stents demonstrate minimal movement upon deployment, a technical advantage designed to improve accuracy of placement in the blood vessel.

In the United States, ev3’s stent products are cleared for use in the biliary duct, and the IntraCoil system is approved for use in the superficial femoral artery and the femoropopliteal arteries. Outside of the United States and Japan, ev3’s stent products are approved for non-coronary vascular indications, including carotid artery stenting and use in the biliary duct, kidneys and iliac.

ev3 is currently developing a number of new products to increase its market share penetration within the global peripheral stent market. ev3’s stent product development focus is on increasing the breadth of its product line by adding new lengths, diameters and catheter shaft line extensions as well as introducing new stent designs and platforms.

Embolic Protection

During peripheral vascular procedures, plaque and debris may dislodge or embolize during the procedure, potentially blocking blood flow and damaging distal tissue. Embolic protection devices are intended to trap plaque and debris. The primary market driver for peripheral embolic protection is the adoption of carotid artery stenting. In the United States, ev3 believes that the approval of carotid artery stenting systems will drive rapid growth in embolic protection device sales beginning in 2005.

SpideRX Embolic Protection Devices.   The SpideRX family of embolic protection devices is a low-profile embolic protection device featuring a unique braided Nitinol embolic filter compatible with most guidewires. Filter-based embolic protection devices allow blood to continue flowing in the artery while the filter traps the debris, minimizing downstream tissue damage and improving clinical outcomes. ev3 believes the SpideRX family has a significant competitive advantage because it permits physicians to use their guidewire of choice. ev3 markets the SpideRX in most international markets for use during peripheral vascular procedures in which embolic material is a risk. Additionally, ev3 recently completed enrollment in a carotid stenting trial in the United States that used its original Spider™ embolic protection device. An additional arm was added to this trial to evaluate the SpideRX for carotid indications and it also has completed enrollment. For a description of this trial, see “—Clinical Studies” below. ev3 is in the process of continuing to expand the market penetration of its embolic protection system through the introduction of the SpideRX2, a filter-based product currently in development which is intended to improve the overall deliverability of the current generation SpideRX.

MO.MA Cerebral Protection Device.   The MO.MA device is designed to treat patients with carotid artery disease who are not candidates for devices that require the filter to be deployed beyond the blockage and, as a result, would likely not be eligible for carotid stenting. ev3 has the exclusive right to market the MO.MA embolic protection device in the United States under the Invatec brand as part of its strategic relationship with Invatec and ev3 is working to design and initiate a pivotal clinical trial to gain FDA approval in the United States, as described below in “—Clinical Studies.”

Carotid Stenting

Carotid artery stenting represents an emerging minimally invasive treatment for carotid artery disease and ev3 believes it has the opportunity to become a significant alternative to carotid endarterectomy. The carotid stenting market is beginning to develop in the United States with the first system having received FDA approval in 2004. ev3 believes that the approval of additional systems, including its own, and the market development efforts currently underway will help establish carotid stenting systems as a major new endovascular device market.

SpideRX Embolic Protection System.   ev3 believes that upon clearance from the FDA, SpideRX embolic protection device enables ev3 to offer a significant differentiated filter for carotid artery interventions with meaningful competitive advantages based on enhanced placement accuracy and the SpideRX’s compatibility with the physician’s guidewire of choice.

ev3’s carotid stenting product offering (Protégé RX Straight and Tapered stents and SpideRX) is available in Europe and certain other countries. In the United States, enrollment was completed for the SpideRX saphenous Vein Graft trial and the SpideRX CREATE pivotal clinical trial, designed to evaluate the use of ev3’s carotid stenting technology in patients who are high-risk candidates for carotid endarterectomy. For a description of this trial, see “—Clinical Studies.” ev3 intends to file a pre-market approval application in the United States to obtain FDA regulatory approval. The 30-day and one-year follow-up results showed that the SpideRX embolic protection device was non-inferior to market available competitor embolic protection devices.

Thrombectomy

Thrombectomy systems are designed to remove blood clots, or thrombus, in order to re-establish blood flow or to prevent a clot from breaking up and blocking smaller downstream vessels. ev3 offers peripheral thrombectomy tools that meet a broad spectrum of physician needs, including the mechanical removal of thrombus and the delivery of peripheral blood clot therapies designed to help dissolve the clot.

X-Sizer Thrombectomy Catheter System.   The X-Sizer is a self-contained thrombus removal system that uses a rotating cutter contained within the tip of an aspiration catheter to shear, capture and remove thrombus. A battery powers the rotating cutter, and aspiration is provided by a disposable vacuum system. ev3 believes that the X-Sizer System offers superior functional characteristics due to its self-contained disposable design that avoids the need for capital equipment or a temporary pacing catheter. In the United States, the X-Sizer is cleared for use in the mechanical removal of thrombus from hemodialysis grafts, which are used to facilitate access to the bloodstream in order to enable treatment to filter toxins from the bloodstream in patients with kidney failure.

Helix™ Clot Buster® Thrombectomy Device.   The Helix system is a mechanical thrombectomy device that macerates thrombus into microscopic particles with little or no interaction with the vessel or graft wall. Thrombus maceration is achieved through the use of an enclosed, rapidly rotating compressed-air blade that creates a flow of fluid through sideholes in the catheter.

Diver C.E. Thrombectomy Device.   ev3 obtained clearance from the FDA and in July 2005 launched the Diver C.E. in the United States. ev3 believes that the Diver C.E. provides a simple and effective tool for quickly aspirating fresh clot prior to or during a therapeutic intervention. ev3 believes that the Diver C.E. device is distinct from competing aspiration catheters by offering multiple aspiration ports.

ev3 intends to develop a next-generation thrombus and debris removal system for the peripheral vascular market.

Balloon Angioplasty Catheters

ev3 believes that it offers one of the broadest portfolios of peripheral vascular balloon angioplasty catheters in the United States. In early 2005, ev3 began distributing in the United States a broad line of peripheral vascular balloon catheters manufactured by Invatec pursuant to ev3’s distribution agreement.

Sailor™ Plus and Submarine™ Plus.   The Sailor Plus is a general use balloon catheter that meets the needs of routine peripheral intervention. The Submarine Plus is a low-profile balloon catheter that provides pushability and flexibility for improved physician control and access in tortuous vessels.

Amphirion™ Deep.   The Amphirion Deep is a balloon catheter designed to treat diffuse disease in small and hard to reach vessels below the knee and even below the ankle. ev3 believes that the Amphirion Deep provides unique functional and competitive characteristics as the only small-diameter over-the-wire peripheral vascular balloon catheter available in long lengths in the United States.

In the United States, ev3’s balloon catheters are cleared for non-coronary dilatation of the vascular anatomy excluding the carotid arteries.

ev3 intends to introduce additional diameters and lengths into the Sailor Plus, Submarine Plus and Amphirion Deep product lines.

Foreign Object Retrieval and Guidewires

The Goose Neck® Microsnare.   Foreign objects can be retrieved from the vascular system by using snares and other devices. Examples of foreign objects that require retrieval include broken catheter or guidewire tips, as well as stents that are dislodged from their delivery system and carried downstream within the artery. ev3’s Goose Neck Microsnare design incorporates a radiopaque (visible under fluoroscopy) loop mounted at the tip of a guidewire. The loop is deployed and retrieved through a catheter. ev3 believes that its snares are unique because the loop remains positioned at a 90 degree angle relative to the wire. This increases the ability of the loop to encircle the foreign object, thereby improving the rate of success for retrieval.

Nitrex™ Guidewires.   Guidewires are threaded through vessels as a first step in most endovascular procedures. Balloon and stent catheters are advanced over guidewires to the target treatment area. For this reason, they are an indispensable component in the catheterization laboratory. The Nitrex product line is characterized by both flexibility and kink resistance that is particularly useful when negotiating tortuous vascular anatomy. It is a versatile product line that is used in a broad range of endovascular procedures.

Cardiovascular Market Opportunity

According to the American Heart Association, cardiovascular disease is the leading cause of death for both men and women in the United States today and claims more lives each year than the next five leading causes of death combined. The American Heart Association estimates that cardiovascular disease affects over 70 million Americans and that the total cost of cardiovascular disease in the United States will be approximately $400.0 billion in 2005. According to the American Heart Association, one significant subgroup includes 13.0 million Americans with coronary artery disease that may result in impaired myocardial function.

Coronary artery disease is a progressive condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle. The American Heart Association estimates that 865,000 Americans have new or recurrent heart attacks each year. Despite the effective outcomes with angioplasty and stenting, there are clinical conditions such as saphenous vein grafts and acute coronary syndrome in which plaque and thrombus management is considered beneficial to improve long-term clinical outcomes. This is partially due to the characteristics of the plaque and debris that can develop in these grafts, as they may be at high risk of dislodgement or embolization, potentially blocking blood flow and damaging distal tissue. When used as part of an endovascular procedure, embolic protection devices and coronary thrombectomy technologies can help reduce this risk.

ev3’s Cardiovascular Business

ev3’s cardiovascular strategy is focused on clinically meaningful technologies that ev3 believes address large and currently underserved market opportunities. ev3 does not seek to compete in those markets, such as coronary stents, in which several large companies are firmly entrenched.

ev3’s Cardiovascular Product Offering

Category	Product	Key Features	U.S. Launch	Current Markets
Embolic protection	SpideRX	Compatible with wire of choice	Planned	Canada/International
Thrombectomy	X-Sizer	Self-contained thrombus removal	2004	International
	Diver C.E.(1)	Rapid exchange aspiration	2005

ev3’s Cardiovascular Products in Development

Category	Product	Key Features	Target Markets
Embolic protection	SpideRX2	Improved deliverability	Worldwide
Thrombectomy	Thrombectomy NG	Improved deliverability	Worldwide

(1)                 Invatec product that ev3 distributes.

Embolic Protection

Similar to ev3’s peripheral vascular products, embolic protection devices are intended to trap plaque and debris that dislodge or embolize during an endovascular procedure, potentially blocking blood flow and damaging distal tissue.

SpideRX Embolic Protection Devices.   ev3 leverages the same technology platform for cardiovascular applications as it has developed for the peripheral vascular market. In addition to the clinical benefits in peripheral applications as described above, embolic protection devices have been shown in clinical trials in the United States to be effective when used in cardiovascular stenting procedures. For a description of the SpideRX System, see “—ev3’s Peripheral Vascular Product Offering—Embolic Protection—SpideRX Embolic Protection Devices.”

Outside of the United States, the SpideRX is approved for use during general vascular interventions, including peripheral, coronary and carotid interventions. In addition, ev3 is conducting the PREMIAR randomized clinical trial to evaluate the effectiveness of embolic protection in improving myocardial reperfusion in patients with acute myocardial infarction. In the United States, ev3 has conducted a trial designed to demonstrate the equivalence of SpideRX to other approved embolic protection devices, when used in patients with an occluded saphenous vein graft from a prior coronary artery bypass surgery. These clinical trials are described below in “—Clinical Studies.”

ev3 is in the process of continuing to expand the market penetration of its embolic protection system through the introduction of the SpideRX2, a filter-based product currently in development which is intended to improve the overall deliverability of the current generation SpideRX.

Thrombectomy

Similar to ev3’s peripheral vascular products, thrombectomy systems for cardiovascular applications are designed to remove blood clots in order to re-establish blood flow or to prevent a clot from breaking up and occluding smaller downstream vessels.

X-Sizer Thrombectomy Catheter System.   ev3 leverages the same technology platform for cardiovascular applications as ev3 has developed for the peripheral vascular market. The X-Sizer is a self-contained thrombus removal tool described above under “—ev3’s Peripheral Vascular Product Offering—Thrombectomy—X-Sizer Thrombectomy Catheter System.” Outside of the United States, the X-Sizer is approved for use in patients with thrombus in native coronary arteries and saphenous vein bypass grafts.

Diver C.E. Thrombectomy Device.   ev3 leverages the same technology platform for cardiovascular applications as ev3 does for the peripheral vascular market. The Diver C.E. provides a simple and effective tool for quickly aspirating fresh clot prior to or during a therapeutic intervention, as described above under “—ev3’s Peripheral Vascular Product Offering—Thrombectomy—Diver C.E. Thrombectomy Device.” ev3 believes that it represents a strong complement to the X-Sizer by offering rapid exchange capability and a system for physicians who prefer a smaller delivery platform.

Neurovascular Market Opportunity

According to the American Stroke Association, there are approximately 700,000 strokes annually in the United States. This makes stroke the third leading cause of death and the leading cause of long-term disability. Strokes consist of either blockages (ischemic stroke) or ruptures (hemorrhagic stroke) of vessels within or leading to the brain. Acute ischemic stroke affects approximately 616,000 patients annually while hemorrhagic stroke is a less common disorder, affecting approximately 84,000 patients per year in the United States. While the treatment of acute ischemic stroke is a significant clinical need and market opportunity, endovascular techniques currently are focused primarily on the treatment and prevention of hemorrhagic stroke. Two causes of hemorrhagic stroke are ruptures of cerebral aneurysms and arterio-venous malformations, or AVMs.

An aneurysm is a balloon-shaped structure, which forms at a weak point in a vessel wall and fills with blood. Aneurysms typically grow over time and, due to pressure placed on the wall of the aneurysm, are prone to rupture. Ruptured aneurysms typically result in death due to massive intracranial bleeding. While an estimated 19,000 hemorrhagic stroke deaths in the United States in 2004 were caused by ruptured cerebral aneurysms, autopsy studies have suggested that unruptured aneurysms may occur in approximately 3% to 6% of the general population over the age of 30 in the United States. ev3 believes that with the development of new diagnostic and interventional technologies, the pool of patients that may benefit from intervention will continue to expand to include increasing numbers of those with unruptured aneurysms discovered in conjunction with other examinations.

In an AVM, the flow of blood between arteries and veins, which normally occurs through very small capillary vessels, is shortcut by the development of a network of larger vessels connecting the arteries and veins directly. The higher blood pressure flowing directly to the veins makes these vessels highly prone to rupture. ev3 estimates that approximately 16,000 AVM cases were diagnosed worldwide in 2004.

Driven by rapid advances in device technology and results from the International Subarachnoid Aneurysm Trial, the results of which were published in The Lancet in October 2002, the treatment of both aneurysms and AVMs has been shifting from open surgical techniques to minimally invasive, endovascular techniques. While this market transition has been more rapid in geographies outside of the United States, ev3 estimates that approximately 40% of aneurysm interventions in the United States now are performed using endovascular techniques.

The primary endovascular procedure for treating both aneurysms and AVMs uses a repair technique called embolization, the objective of which is to induce blood clot, or thrombus, in the diseased vasculature. The purpose of the thrombus is to limit blood flow through the diseased vascular anatomy, thereby reducing blood pressure to a ruptured area or the likelihood of rupture in an unruptured area. The endovascular embolization of cerebral aneurysms usually involves the deployment of small coils composed of metal or a combination of metal and polymer. The endovascular embolization of AVMs usually involves the deployment of a liquid polymer or very small polymer particles.

ev3’s Neurovascular Business

ev3 conducts its neurovascular business exclusively through its controlling interest in and relationships with MTI. ev3’s neurovascular market strategy is to provide a broad portfolio of products that includes the important devices used in frequently performed procedures and also innovative devices for use in emerging therapies. The breadth of its portfolio enables ev3 to address a majority of the worldwide market for neurovascular devices, which ev3 estimates was over $400 million in 2004.

ev3 markets and sells its neurovascular portfolio of products in the United States through MTI’s direct sales force. As of October 2 2005, MTI had 17 sales representatives in the United States. ev3 markets and sells its neurovascular product portfolio in Europe, Japan, Canada and the Asia Pacific and Latin America regions as part of a long-term distribution and marketing agreement with MTI. As of October 2, 2005, ev3 had 17 international sales representatives dedicated to selling ev3’s neurovascular products in Europe, and an additional 20 sales representatives in Europe and Japan who sell ev3’s peripheral vascular and cardiovascular products as well as its neurovascular products.

ev3’s Neurovascular Product Offering

Category	Product	Key Features	U.S. Launch	Current Markets(1)
Embolic coils	Sapphire	Platinum-iridium coil	2004	Canada/Distributor Territories
	NXT	Improved coil detachment	2004	U.S./Canada/Europe/ Distributor Territories
	Tetris	Framing coil with Nitinol	2005	U.S./Canada/Europe/ Distributor Territories
Liquid embolics	Onyx AVM	Controlled delivery	2005	U.S./Canada/Europe/ Distributor Territories
	Onyx Aneurysm	Targets large/complex aneurysms	Planned	Europe/Canada/Distributor Territories
Microcatheters	Echelon Pre-shaped Echelon	Nitinol-based Extension of Echelon catheter family	2004 2005	Worldwide Worldwide
	UltraFlow	Flow-directed	2002	Worldwide
	Marathon	Nitinol-based flow-directed microcatheter	2005	U.S./Canada/Europe/ Distributor Territories
Occlusion balloon systems	HyperForm HyperGlide	Highly compliant balloon Highly compliant balloon	2002 2002	Worldwide Worldwide
Guidewires	Mirage	Distal navigability	2002	Worldwide

(1)                 Europe excludes the Eastern Europe markets. Distributor Territories indicates the Asia Pacific (excluding Japan), Eastern Europe, Middle East and Latin America markets.

ev3’s Neurovascular Products in Development

Category	Product	Key Features	Targeted Markets
Embolic coils	NXT Tetris Nexus Sapphire 3G	Improved coil detachment Framing coil with Nitinol Surface-modified coil Platinum-iridium coil Third-generation coil	Japan Japan Worldwide Japan Worldwide
Liquid embolics	Onyx AVM Onyx Aneurysm	Controlled delivery Targets large/complex aneurysms	Japan U.S. (HDE)
Microcatheters	Marathon	Nitinol-based flow-directed microcatheter	Japan
Neuro stents	Solo	Retrievable, detachable Nitinol stent	Worldwide

Embolic Coils

ev3 estimates that embolic coils represent the largest category of products in the neurovascular device market and are used in approximately 50,000 procedures worldwide on an annual basis. Embolic coils are used in virtually all endovascular treatments of aneurysms and a small number of AVMs. ev3’s embolic coil products are delivered using a combination of ev3’s minimally invasive guidewires, microcatheters and balloons. During an aneurysm procedure, small coils attached to a wire are passed through a delivery catheter and into the aneurysm space. The coil is then detached from the delivery wire, the wire is removed and the next coil is advanced through the catheter. This process is repeated until approximately 35-45% of the volume of the aneurysm is filled with coils.

Sapphire and NXT Embolic Coils.   ev3 launched the Sapphire coil family in Europe in December 2002 and, in July 2003, received FDA 510(k) clearance to initiate United States commercialization. ev3 replaced the Sapphire coil with the launch of ev3’s NXT embolic coils in Europe in early 2004. ev3 commenced commercialization in the United States in December 2004. The NXT and Sapphire coils are sold in a broad range of shapes and configurations. A key feature of the NXT and Sapphire lines is the incorporation of Nitinol into the design of many of the coils. Nitinol is a highly flexible metal with shape retention and fatigue resistance properties. ev3 believes this use of Nitinol technology provides greater structural and geometric integrity to ev3’s coils, potentially leading to better outcomes for ev3’s physician customers. Additionally, the NXT line features improved coil detachment performance.

Tetris Framing Coils.   Tetris, ev3’s new framing coil for aneurysms, was introduced in the first quarter of 2005. A framing coil is routinely used to create a basket within the aneurysm, into which additional coils are inserted. The Tetris coil has three unique geometric configurations to better conform to an aneurysm’s size. This coil also incorporates ev3’s Nitinol technology for added support and shape retention.

ev3 is significantly expanding its line of neurovascular embolic coils. ev3 commenced the introduction of its new Nexus line of coils in the United States and Europe during September 2005. The Nexus line consists of framing, filling and finishing coil offerings, thereby allowing physicians to treat a wide range of aneurysm shapes and sizes. All Nexus coils incorporate a Nitinol filament, which offers improved shape retention and increased resistance to coil compaction. Nexus also incorporates a bioactive microfilament technology to enhance aneurysm healing. ev3’s third generation coil, 3G, is in development, and includes a new detachment system. In addition, ev3 intends to introduce the Sapphire coil into the Japanese market.

Liquid Embolics

ev3 estimates that liquid embolics are used in approximately 16,000 worldwide neurovascular procedures annually, including the majority of AVMs and some aneurysm procedures. The most widely used embolization technique for AVMs is the injection of acrylic-based glue. However, ev3 believes that glues have multiple drawbacks, such as lack of controlled delivery and extreme adhesion to all surfaces, including that of the delivery catheter. Glue solidifies upon contact with blood, which reduces physician control during filling and necessitates very rapid withdrawal of the delivery catheter in order to avoid having it permanently glued in place.

Onyx Liquid Embolic.   Onyx is ev3’s proprietary biocompatible copolymer which is delivered, in liquid form, through proprietary microcatheters to blood vessels in the brain, where it fills a vascular defect and transforms into a solid polymer cast. Onyx offers a unique form, fill and seal approach to the interventional treatment of aneurysms and AVMs associated with hemorrhagic stroke. Because Onyx is non-adhesive, and solidifies over a few minutes’ time, the injection and filling of the vascular defect can take place in a very controlled manner. When the vascular defect is completely filled with the Onyx polymer cast, the delivery catheter is removed.

ev3 currently markets Onyx in Europe, Canada and in the Asia Pacific (excluding Japan) and Latin America regions for the treatment of both AVMs and cerebral aneurysms. In the United States, MTI completed enrollment in its clinical trial for Onyx to treat AVMs, and in the United States for the treatment of AVMs and received FDA panel recommendation for approval in August 2003. Final FDA approval was received in July 2005. In November 2003, MTI received a Humanitarian Use Device designation from the FDA for the use of Onyx to treat large and wide-necked aneurysms. ev3 believes that this was a significant development in the process of seeking a Humanitarian Device Exemption, which is a necessary step toward commercialization in the United States.

Microcatheters

ev3 markets a line of products that are intended to allow access to, and treatment in, difficult-to-reach anatomical locations, such as the remote vessels in the brain or other challenging vascular structures. In addition to their use with ev3’s embolic coils and liquid embolics, these products are compatible with, and are often used with, competitors’ products.

Echelon and Pre-shaped Echelon Microcatheters.   ev3’s most recently introduced microcatheter is the Echelon. Using a unique blend of materials and construction, the Echelon provides what ev3 believes is the largest inner channel in its class while still enabling the physician to access difficult anatomy and deliver a wide range of coils. The pre-shaped Echelon catheters represent a key line extension for ev3’s Echelon family of products, and offer improved navigation, deliverability and stability. The pre-shaped Echelon catheters were introduced in the United States and Europe in the first quarter of 2005.

UltraFlow and Marathon Flow-Directed Microcatheters.   Launched in 2002, the UltraFlow Flow-Directed Microcatheter is uniquely designed to enable access to distal locations and to allow super-selective vessel positioning. The Marathon is an improved flow-directed microcatheter that contains both a Nitinol braid and a stainless steel helical wire, which improves navigability while retaining pushability and tip softness. ev3 believes that both the UltraFlow and Marathon microcatheters provide excellent trackability over a wire. The Marathon has been approved in the United States, Europe and Canada, and ev3 commenced commercialization in the first quarter of 2005.

Occlusion Balloon Systems

HyperForm and HyperGlide Occlusion Balloon Systems.   ev3’s HyperForm and HyperGlide Occlusion Balloon Systems are highly flexible balloons designed for use in blood vessels where temporary occlusion is desired. They are useful in controlling blood flow, and are capable of accessing small diameter vessels and vessels that have many twists and turns. Accordingly, they may be used to control blood flow to remote sites to allow for embolization treatment of vascular abnormalities such as aneurysms.

Guidewires

Mirage Hydrophilic Guidewire.   ev3’s portfolio of neurovascular guidewires includes the Mirage Hydrophilic Guidewire. This guidewire is designed for precise torque control and is compatible with several sizes of flow-directed and over-the-wire microcatheters. It assists the physician in microcatheter navigation and remote vessel access while providing a flexible and shapeable tip.

Neuro Stents

Stenting is of increasing importance in the neurovascular market, and includes applications in intracranial stenotic disease as well as parent vessel remodeling and coil retention in aneurysmal disease. ev3 is developing the Solo platform, a self-expanding Nitinol stent that is fully retrievable and detachable, which allows for more precise placement. The Solo has optimized radial force for aneurysm neck coverage and coil retention.

Sales and Marketing

Structure and Strategy

ev3 has dedicated substantial resources to establish a direct sales capability in the United States, Europe and Japan, as well as to establish distribution networks in other markets. ev3 believes its global presence enables it to capitalize on the market for endovascular devices that exists outside of the United States. In addition, ev3’s global presence enables it to commercialize emerging technologies internationally while pursuing regulatory approval in the United States, increasing near-term sales from these emerging technologies and helping ev3 refine its commercialization strategies in anticipation of product launches in the United States. As of October 2, 2005, ev3’s sales and marketing infrastructure included a sales force of 205 sales professionals, including those employed by MTI, in the United States, Europe and Japan who generally have substantial medical device experience and market ev3’s products directly to a variety of specialists engaged in endovascular therapies. These direct sales representatives provided 86% and 88% of ev3’s net sales in fiscal 2004 and the nine months ended October 2, 2005, respectively, with the balance generated by independent distributors who represent ev3 internationally through stocking distributorships. MTI has a dedicated sales force that markets and sells its portfolio of products in the United States and ev3 distributes MTI’s products through a dedicated sales force in certain countries outside of the United States.

As of October 2, 2005, ev3’s global endovascular marketing team was comprised of 34 individuals, including those employed by MTI, covering product management, corporate communications and programs, and education and training.

ev3 devotes significant resources to training and educating physicians in the use and benefits of ev3’s products. In the United States, ev3 instructs its employees, including its sales professionals, not to discuss the use of ev3’s products outside of the FDA-approved indication. If unsolicited questions are posed by physicians, ev3 informs them of the approved use of its products. Although ev3 does not market its products for off-label uses, physicians may choose to use ev3’s products as they see fit, including outside of the FDA-approved use. For example, although ev3’s stent products are approved in the United States for use in the biliary duct, as are most competing peripheral stent systems in the United States, some physicians choose to use the stents in peripheral vessels.

United States

As of October 2, 2005, ev3 had 85 sales professionals who focus on selling both ev3’s peripheral and cardiovascular products. As of October 2, 2005, ev3’s cardio peripheral sales force included 61 sales professionals who were added since June 2004, many of whom have previously worked at Boston Scientific Corporation, Cordis Corporation (a Johnson & Johnson company), Guidant Corporation, Medtronic, Inc. or Novoste Inc.

As of October 2, 2005, MTI had 17 sales professionals who focus on selling its neurovascular products in the United States.

Europe, Japan and Canada

In 2002, ev3 launched a direct selling organization in Europe with a direct presence in Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. ev3 markets and sells its neurovascular product portfolio in Europe, Japan and Canada regions as part of a long-term distribution and marketing agreement with MTI. As of October 2, 2005, ev3’s European sales team had 81 sales professionals and managers comprised of 33 selling ev3’s peripheral vascular and cardiovascular products, 17 selling ev3’s neurovascular products and 31 selling both. As of October 2, 2005, ev3’s sales force in Europe was supervised by a sales director of cardio peripheral, one vice president of cardio peripheral and one vice president of neurovascular.

In 2003, ev3 launched direct operations in Japan, including a direct sales force, which consisted of 11 sales professionals as of October 2, 2005, that sells ev3’s neurovascular delivery catheters and occlusion balloons, peripheral stents, foreign object retrieval devices and guidewires.

Other International

In the major markets of Asia Pacific (excluding Japan), Latin America, Eastern Europe and the Middle East, ev3 has strong, dedicated distributor relationships through which it sells its products. ev3 has entered into distributor relationships in which its distributors are involved in product launch planning, education and training, physician support and clinical trial management. Through dedicated distributors and 11 sales professionals, ev3 has a sales presence in certain emerging markets, including Brazil, Argentina and China.

Competition

ev3 competes primarily on the basis of its ability to treat vascular diseases and disorders safely and effectively, with ease and predictability of product use, adequate third-party reimbursement, brand name recognition and cost. ev3 believes that it competes favorably with respect to these factors, although there can be no assurance that it will be able to continue to do so in the future or that new products that perform better than those ev3 offers will not be introduced. ev3 believes that its continued success depends on its ability to:

•       continue to innovate and maintain scientifically advanced technology;

•       apply ev3’s technology across product lines and markets;

•       develop proprietary products;

•       attract and retain skilled scientific and sales personnel;

•       obtain and maintain regulatory approvals; and

•       cost-effectively manufacture and successfully market ev3’s products.

The markets in which ev3 competes are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Several of ev3’s competitors have significant financial and human capital resources and have established reputations with ev3’s target physician customers, as well as worldwide distribution channels that are more effective than those of ev3. These competitors include Abbott Laboratories, Boston Scientific Corporation, Cook Incorporated, Cordis Corporation (a Johnson & Johnson company), Guidant Corporation and Medtronic, Inc., which compete with ev3’s business in one or more of its product groups. ev3 also competes against smaller manufacturers within at least one of the three markets ev3 targets. In the peripheral vascular and cardiovascular market, ev3 competes against, among others: C.R. Bard, Inc.; FoxHollow Technologies, Inc.; Possis Medical, Inc.; and Spectranetics Corporation. In the neurovascular market, ev3 and MTI compete against smaller manufacturers of embolic coils and related devices, including Balt Extrusion, MicroVention, Inc., Micrus Corporation and Terumo Medical Corporation. In addition, ev3 competes against existing drug therapy treatments manufactured by many major pharmaceutical companies.

ev3’s competitors dedicate, and ev3 believes they will continue to dedicate, significant resources to promote their products aggressively. New product developments that could compete with ev3 more effectively are likely because the vascular disease market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than those of ev3. To compete effectively, ev3 will need to continue to demonstrate that its products are attractive alternatives to other devices and treatments by differentiating ev3’s products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation and price. ev3 has encountered and expect to continue to encounter potential physician customers who, due to existing relationships with ev3’s competitors, are committed to or prefer the products offered by these competitors.

Strategic Relationship with Invatec

In June 2004, ev3 entered into a strategic relationship with Invatec to become the exclusive distributor of Invatec products under the Invatec brand in the United States. This arrangement provided ev3 with a broad portfolio of commercially competitive products that complemented its existing portfolio. The addition of the Invatec portfolio also supported ev3’s strategic decision to significantly expand its sales force in 2004.

Invatec manufactures and markets a broad line of endovascular products for the peripheral vascular and cardiovascular markets in Europe, South America and Asia. Invatec has a broad line of balloon catheters, stents, guidewires and procedure support accessories. The Invatec products ev3 distributes include the Sailor, Submarine and Amphirion percutaneous transcatheter angioplasty catheters. In addition, ev3 is developing with Invatec technologies in the emerging markets of embolic protection and thrombectomy, including Invatec’s ONDA, a self-expanding stent, Maris, a balloon expandable stent, and MO.MA, an embolic protection device, for commercial launch in the United States. The MO.MA embolic protection device provides a unique occlusive approach for carotid stenting procedures. The Invatec name represents a well-established brand internationally and the Invatec organization has been able to achieve a growing presence outside of the United States, including in Germany and Japan.

Although ev3’s contract with Invatec gives ev3 the exclusive right to market Invatec’s products using the Invatec brand in the United States, Invatec retained the right to sell its products into the United States under other brands, which it currently does. For a description of the risks associated with this provision, see “Risk Factors—Risks Related to ev3’s Business—If there is a disruption in the supply of the products of Invatec S.r.l. that ev3 distributes or if ev3’s relationship with Invatec is impaired, ev3’s net sales and results of operations would be adversely impacted.”

ev3’s agreement with Invatec requires ev3 to provide the necessary resources to achieve U.S. regulatory approval and minimum annual purchase targets for certain Invatec products. The term of the agreement extends until December 31, 2007 and is automatically renewed for one two-year increment and for further two-year increments if certain contractual conditions are achieved, including ev3 meeting certain minimum annual purchase targets. The agreement may be terminated early by ev3 or Invatec upon the occurrence of certain events, including by Invatec upon a change of control of ev3 involving a competitor of Invatec or if ev3 fails to achieve certain minimum annual purchase requirements. In the event Invatec terminates the agreement upon the occurrence of certain events, including a change of control of ev3 involving a competitor of Invatec, ev3 may be required to pay to Invatec liquidated damages of $5 million or $15 million, depending on the event causing the termination. In lieu of terminating the agreement for ev3’s failure to meet certain minimum annual purchase requirements, Invatec may require ev3 to pay an indemnification amount to it equal to 80% of the difference between the aggregate minimum annual value of purchases required under the agreement and the total actual purchases of products by ev3 during the same period.

Agreements with MTI

Certain subsidiaries of ev3 are a party to nine agreements with MTI pursuant to which one or more of such entities:

•       is a distributor of certain of MTI’s products;

•       performs inventory and administrative services with respect to finished goods inventory of certain of MTI’s neurovascular products;

•       provides MTI with marketing, sales solicitation, inventory management, accounting, invoicing, collection and administrative services in certain countries other than the United States and Canada; and

•       provides MTI distributor management services in certain countries other than the United States and Canada where MTI has an existing third-party distributor for its products.

For a description of the terms of these agreements, see “Relationships with MTI.”

Research and Development

ev3’s research efforts are directed towards the development of new endovascular products that expand the therapeutic alternatives available to physicians or improvements to and extensions of ev3’s existing product offerings.

As of October 2, 2005, ev3’s research and development staff consisted of approximately 69 full-time engineers and technicians, most of whom have substantial experience in medical device development. Approximately 49 individuals are based in Plymouth, Minnesota and are primarily focused on cardiovascular and peripheral endovascular technologies. The remaining staff members are employed by MTI and are focused primarily on neurovascular technologies. ev3’s product development process incorporates teams organized around each of its core technologies, with each team having representatives from research and development, marketing, regulatory, quality, clinical affairs and manufacturing. Consultants are utilized when additional specialized expertise is required.

ev3’s research and development team has a demonstrated record of new product initiatives and significant product improvements. Since October 1, 2004, ev3 has introduced 25 new products in its peripheral vascular, cardiovascular and neurovascular businesses in either the U.S. or international markets, or both. Specific product improvement initiatives have included:

•       broadening acquired technologies in order to address a larger share of the target markets, including introducing new peripheral vascular stent systems (benefiting from improved delivery, expanded lengths and diameters, and new shapes) that complement those that ev3 acquired from IntraTherapeutics;

•       incorporating important features which ev3 believes appeal to the physicians who use ev3’s products, including optimizing the Microvena embolic filter technology into a more easily deployable system with improved functional characteristics; and

•       leveraging core technologies to develop new product platforms and enter new markets, including consolidating a newly introduced peripheral vascular stent and the optimized Microvena embolic filter to develop a carotid stenting system that ev3 believes offers meaningfully superior performance to competing systems in one of the largest and fastest growing new endovascular device markets.

ev3’s research and development expenditures were $33.0 million, $45.1 million, $38.9 million and $30.7 million in 2002, 2003, 2004 and the nine months ended October 2, 2005, respectively.

Clinical Studies

ev3 supports many of its new product initiatives with scientific clinical studies in order to obtain regulatory approval and provide marketing data. As of October 2, 2005, ev3’s clinical and regulatory infrastructure included approximately 39 individuals focused on developing the necessary clinical data to achieve regulatory clearance and expanded indications for ev3’s existing and emerging products around the world, although the number of individuals fluctuates from time to time depending on the number of ongoing clinical trials. Currently, ev3 is conducting long-term follow-up in its clinical trials for its Protégé Carotid Stent, SpideRX Embolic Protection Device and PLAATO Stroke Reduction Device. In addition, ev3 is conducting three post-market clinical trials outside of the United States.

The goal of a clinical trial is to meet the primary endpoint, which measures the clinical effectiveness and/or safety of a device and is the basis for FDA approval. Primary endpoints for clinical trials are selected based on the intended benefit of the medical device. Although clinical trial endpoints are measurements at an individual patient level, the results are extrapolated to entire populations of patients based on clinical similarities to patients in the clinical trials.

The following table summarizes ev3’s material clinical trials to date and those currently planned for the future.

CAROTID STENTING SYSTEM TRIALS

Trial	Product	Study Design	Status
PROCAR Carotid Study (Europe)	Protégé GPS	Prospective, multi-center single-arm study Primary endpoint of major adverse neurological events at 30 days in patients at high risk for carotid endarterectomy	Enrollment and follow-up completed Met primary endpoint
CREATE Carotid Feasibility (U.S.)	Protégé GPS with Spider Embolic Protection Device

Prospective, multicenter, single-arm study to estimate major adverse cardiovascular event rate at 30 days in patients at high risk for carotid endarterectomy, to support initiation of U.S. pivotal trial

Enrollment and follow-up completed Met primary endpoint
CREATE Carotid Pivotal Trial (U.S.)	Protégé GPS with Spider Embolic Protection Device	Prospective, multicenter single-arm non-inferiority study Primary endpoint of major adverse cardiovascular and cerebral event rate	Enrollment completed, follow-up ongoing
CREATE Carotid Pivotal—SpideRX Arm (U.S.)	SpideRX Embolic Protection Device, with commercially available ACCULINK Stent (Guidant)	Prospective, multicenter single-arm study, added to CREATE Pivotal study, to confirm safety and effectiveness Primary endpoint of 30 day major adverse cardiovascular cerebral event	Enrollment and follow-up completed
MO.MA Carotid (U.S.)	Invatec MO.MA Embolic Protection Device	Prospective, multicenter single-arm study	Developing protocol

STROKE REDUCTION TRIALS

Trial	Product	Study Design	Status
PLAATO Feasibility Trial (Europe and U.S.)	PLAATO Left Atrial Appendage Transcatheter Occlusion Device	Prospective, multicenter, single-arm study to assess the performance of the PLAATO system in high risk patients with atrial fibrillation who are not candidates for long-term warfarin therapy

Enrollment completed

Follow-up completed in Europe, ongoing in U.S.

Results presented to the American College of Cardiology in March 2005 supported safety of PLAATO device and estimated a 43% reduction in expected annual stroke risk

PLAATO Registry (Europe)	PLAATO

Prospective, multi-center, single-arm registry to demonstrate safe and effective use of PLAATO device for left atrial appendage closure in high risk patients with atrial fibrillation who are not candidates for long-term warfarin therapy

Enrollment completed, follow-up ongoing
PLAATO Pivotal Trial (U.S.)	PLAATO

Prospective, multicenter, randomized study to establish safe and effective use of PLAATO device for left atrial appendage closure in high risk patients with atrial fibrillation who are not candidates for long-term warfarin therapy, compared to best medical therapy

Primary endpoint of reduction in rate of ischemic stroke and systemic embolic events

Investigational device exemption approved

THROMBECTOMY TRIALS

Trial	Product	Study Design	Status
X-TRACT Cardio (U.S. and Canada)	X-Sizer Thrombectomy Device	Prospective, multicenter, randomized trial to prove safety and efficacy with major adverse cardiovascular events as the primary clinical endpoint

Enrollment and follow-up completed

Subanalyses demonstrated significant reduction in rate of large myocardial infarctions in patients with angiographically confirmed thrombus, although primary endpoint not met

X-AMINE ST Cardio (Europe)	X-Sizer Thrombectomy Device	Prospective, multicenter randomized trial to determine the effect of thrombectomy on myocardial reperfusion in acute myocardial infarction patients	Enrollment and follow-up completed Primary endpoint met
TEXAS (Europe)	X-Sizer Thrombectomy Device	Prospective, multicenter, registry to monitor product use (placement, retrieval, thrombus removal) when used to remove thrombus in patients with acute myocardial infarction or elevated ST segment	Enrollment and follow-up ongoing

EMBOLIC PROTECTION TRIALS

Trial	Product	Study Design	Status
SIMPLE Cardio (Europe)	Spider Embolic Protection Device

Prospective, multicenter, single-arm trial to evaluate safety and performance of device when used in patients undergoing saphenous vein graft procedures with percutaneous transcatheter angioplasty catheters

Primary endpoint of major adverse cardiovascular event within 30 days post-procedure

Enrollment and follow-up completed Results established a 30-day major adverse cardiovascular event rate of 4%
PROTECT Carotid (Europe)	Spider Embolic Protection Device

Prospective, multicenter, single-arm trial to evaluate the safety and performance of the device when used in a carotid stent procedure

Primary endpoint of major adverse neurological event within 30 days post-procedure

Enrollment and follow-up completed Results established a 30-day major adverse neurological event rate of 6.8%

SPIDER SVG Trial Cardio (U.S. and Canada)	SpideRX Embolic Protection Device

Prospective, multicenter, randomized, non-inferiority trial comparing SpideRX to commercially available embolic protection devices during percutaneous saphenous vein graft procedures

Primary endpoint of major adverse cardiovascular event within 30 days post-procedure

Enrollment and follow-up completed Met primary endpoint
PREMIAR Cardio (Argentina, Chile, Israel)	SpideRX Embolic Protection Device

Prospective, multicenter, randomized trial to assess the effectiveness of embolic protection in improving myocardial reperfusion in patients with acute myocardial infarction

Primary endpoint of ST-segment resolution post-procedure

Enrollment and follow-up ongoing

PERIPHERAL VASCULAR STENT TRIALS

Trial	Product	Study Design	Status
SFA Study (U.S.)	IntraCoil Stent

Prospective, multicenter, randomized trial comparing stent to percutaneous transcatheter angioplasty catheter alone in superficial femoral arteries

Primary endpoints included restenosis rate and major cardiovascular adverse event

Enrollment and follow-up completed Stents had equivalent primary endpoints and superior 30-day complication rates compared to percutaneous transcatheter angioplasty catheter alone
Iliac Study (U.S.)	IntraStent DS (predecessor to PRIMUS)	Prospective, multicenter, randomized non-inferiority trial, comparing IntraStent to commercially available stents (Wallsternt, Palmaz) on stent patency at nine months post-procedure	Enrollment and follow-up completed Primary endpoints met

Restore Renal Study (U.S.)	ParaMount XS DoubleStrut Stent	Prospective, multicenter, single-arm trial to establish safety and effectiveness of stent in renal procedures Primary endpoint of patency at nine months post-procedure	Enrollment and follow-up completed Primary endpoint met

ev3 continually evaluates the potential financial benefits and costs of its clinical trials and the products being evaluated in them. If ev3 determines that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with ev3’s investment horizon, it may choose to stop a clinical trial and/or the development of a product.

Government Regulation

United States

ev3’s products are regulated in the United States as medical devices by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following activities:

•       pre-clinical testing;

•       clinical testing;

•       product design and development;

•       pre-market clearance or approval;

•       advertising and promotion;

•       labeling;

•       manufacturing;

•       product import/export;

•       storage;

•       record keeping;

•       reporting of adverse events;

•       corrective actions and removals;

•       recalls; and

•       distribution.

Unless an exemption applies, each medical device ev3 wishes to commercially distribute in the United States will require either prior 510(k) clearance or prior pre-market approval from the FDA. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose the least risk are placed in class I. Intermediate risk devices are placed in class II, which, in most instances, requires the manufacturer to submit to the FDA a pre-market notification requesting authorization for commercial distribution, known as “510(k) clearance,” and may subject the device to special controls such as performance standards, guidance documents specific to the device or post-market surveillance. Most class I and some low-risk class II devices are exempted from this 510(k) requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in class III. In general, a class III device cannot be marketed in the United States unless the FDA approves the device after submission of a pre-market approval application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway.   When ev3 is required to obtain 510(k) clearance for devices which it wishes to market, it must submit a pre-market notification to the FDA demonstrating that the device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 (or to a pre-1976 class III device for which the FDA has not yet called for the submission of pre-market approval applications). The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification, but the response may be a request for additional information or data, sometimes including clinical data. As a practical matter, pre-market clearance can take significantly longer than 90 days, including up to one year or more. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use of the device, into class III.

After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, ev3 may be subject to significant regulatory fines or penalties. ev3 has made and plans to continue to make additional product enhancements to some of its devices that it believes do not require new 510(k) clearances. The FDA has an abbreviated review process for certain types of modifications to 510(k) clearance devices; such 510(k)s are known as “special 510(k)s.” ev3 has filed special 510(k)s for obtaining FDA clearance of products that have undergone qualifying modifications.

Pre-market Approval Pathway.   A pre-market approval application must be submitted if the device cannot be cleared through the 510(k) process. The pre-market approval process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data and information including, but not limited to, technical, pre-clinical, clinical, manufacturing and labeling to establish to the FDA’s satisfaction the safety and effectiveness of the device.

After the FDA determines that a pre-market approval application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New pre-market approval applications or supplemental pre-market approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval, except that the supplement is limited to information needed to support any changes from the device covered by the original pre-market approval application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials.   A clinical trial is almost always required to support a pre-market approval application and is sometimes required for a 510(k) pre-market notification. Clinical trials for a “significant risk” device require submission of an application for an investigational device exemption to the FDA. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the application is approved by the FDA and the Institutional Review Board, or IRB, overseeing the clinical trial. If the product is deemed a “non-significant risk” device under FDA regulations, only the abbreviated investigational device exemption requirements apply. Clinical trials must be monitored by the study sponsor and are subject to extensive record keeping and reporting requirements and abbreviated investigational device exemption regulations apply. ev3’s clinical trials must be conducted under the oversight of an IRB at the relevant clinical trials site and in accordance with applicable regulations and policies including, but not limited to, the FDA’s good clinical practice, or GCP, requirements. ev3, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. The FDA may inspect ev3’s clinical investigations and, if it determines that ev3 fails to comply with the FDA regulations governing clinical investigations, it may issue a Warning Letter to or take other enforcement action against ev3 as the study sponsor, the clinical investigation site or the principal investigation. The results of clinical testing may not be sufficient to obtain approval of the product.

Humanitarian Device Exemptions.   A Humanitarian Device Exemption, or HDE, authorizes the marketing of a humanitarian use device for a limited patient population. Humanitarian use device designation is based on the FDA’s determination that a device is intended for the treatment and diagnosis of a disease or condition that affects fewer than 4,000 individuals in the United States per year. Once a humanitarian use device designation has been obtained, an applicant may seek marketing approval under an HDE. While the HDE application is similar to a pre-market approval application and requires a showing of safety, unlike a pre-market approval application, an HDE does not require a showing of effectiveness. The FDA will grant an HDE based on a determination that the device would not otherwise be available, that there is no comparable pre-market approval application-approved or 510(k)-cleared device available to treat the disease or condition, and that the potential benefit of the device outweighs the risk for those suffering from the disease or condition.

Certain limitations apply to the sale and use of devices under an HDE. A holder of an HDE must submit periodic reports on the use of its humanitarian use devices, including information about the number of devices that have been shipped or sold. If the number exceeds 4,000, the company must explain to the FDA the number of devices used per patient. In addition, the amount charged for these devices is not to exceed the cost of research, development, fabrication and distribution. A humanitarian use device can only be administered at a facility with an IRB, and the IRB must approve the use of the device for the HDE indication.

The FDA may suspend or withdraw an HDE if any of the criteria for exemption are no longer met, such as if it is determined that the condition affects more than 4,000 individuals per year.

Continuing FDA Regulation.   After a device is placed on the market, numerous regulatory requirements apply. These include:

•       Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•       labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•       medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•       notices of correction or removal, and recall regulations.

The medical device reporting regulations require that ev3 reports to the FDA any incident in which ev3’s product may have caused or contributed to a death or serious injury, or in which ev3’s product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. ev3 reports such incidents pursuant to these regulations. During 2004 ev3 reported thirty-six such incidents to the FDA. Twenty-four reports were associated with ev3’s stent products. These reports were primarily associated with improper stent deployment or dislodgement of the stent from the delivery system (e.g., stent moves or is dislodged prior to balloon dilation, or is unable to be deployed). ev3 has taken action, where appropriate, to ensure that ev3’s stent products, when used in accordance with the product instructions for use, function as intended. Nine of these reports were associated with the use of ev3’s guidewire and snare products. No reports of patient injury were associated with these reports. Two of these reports were isolated incidents associated with ev3’s PLAATO device in which a specific root cause was not determined and the one remaining report was associated with a balloon catheter.

From January 1, 2005 to October 21, 2005, ev3 reported 64 medical device reports to the FDA. Twenty incidents reported to the FDA were associated with the X-Sizer Thrombectomy Catheter System. These incidents involved off-label uses of the X-Sizer. One of the incidents reported involved a patient death when the patient refused further treatment after vessel perforation occurred during a coronary procedure and the other report noted that a patient died four days after a procedure from neurological causes. ev3 conducted a root cause analysis which indicated the reports were not related to manufacturing or improper functioning of the device, but were potentially related to device misuse. ev3 has taken action to communicate potential issues related to device misuse to ev3’s physician customers and clinical study sites. Off-label use or misuse of ev3’s products may not be safe or effective and may result in unfavorable outcomes to patients. Two X-Sizer related reports were due to device motor operation while not actively aspirating. There were four reports of guidewire tip detachment and two reports of the X-Sizer device being caught on a stent. One report of stent breakage while using the X-Sizer device was also received.

Also during this period, 36 reports were made associated with ev3’s stent products. Twenty-five of these were associated with improper stent deployment, with reports related to Protégé, Paramount Mini, IntraCoil and Primus stent devices. There were seven reports associated with stent fractures related to Protégé, Paramount Mini, IntraCoil and Primus stent devices. There were three reports of stent movement during placement one report of a balloon rupture associated with the Primus device. Additionally, two medical device reports were associated with the use of ev3’s guidewire products and four medical device reports were isolated incidences associated with ev3’s PLAATO device, which occurred outside the United States, one of which included a patient death. The physician indicated the patient death was due to a side effect of sedation.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under health care reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims. Violation of these laws can result in criminal conviction, civil fines and penalties, and significant administrative sanctions.

ev3 has registered with the FDA as a medical device manufacturer. Compliance with regulatory requirements is assured through periodic, pre-scheduled or unannounced facility inspections by the FDA and these inspections may include the manufacturing facilities of ev3’s subcontractors. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•       warning letters or untitled letters;

•       fines, injunctions, and civil penalties;

•       recall or seizure of ev3’s products;

•       physician notification, or orders for repair, replacement or refund;

•       operating restrictions, partial suspension or total shutdown of production;

•       refusing ev3’s request for 510(k) clearance or pre-market approval of new products;

•       withdrawing 510(k) clearance or pre-market approvals that are already granted; and

•       criminal prosecution.

ev3’s headquarters located at 4600 Nathan Lane North, Plymouth, Minnesota was last inspected by the FDA in January 2004. This inspection was conducted to assess clinical activities associated with a Pre-market Approval application. The inspection resulted in the issuance of a Form FDA-483 listing three inspectional observations. The identified actions were corrected and no additional actions were required of ev3. In September 2000, prior to ev3’s purchase of Microvena Corporation, an FDA inspection was performed at the Microvena Corporation manufacturing facility located in White Bear Lake, Minnesota. This inspection was performed as a follow-up to a warning letter issued to Microvena Corporation in April 2000. The follow-up inspection resulted in the issuance of a Form FDA-483 listing two inspectional observations. A subsequent letter from the FDA received by Microvena Corporation indicated that no additional regulatory follow-up was required associated with the warning letter or the September facility inspection.

The last inspection of ev3’s facility located at 651 Campus Drive, St. Paul, Minnesota was performed in March 2003. No inspectional observations were issued to ev3 at the conclusion of the inspection.

Current Pre-market Approvals and 510(k) Pre-market Clearances.   ev3 has received pre-market approval to market its IntraCoil Self-Expanding Peripheral Stent and its IntraStent DoubleStrut lliac Stent. ev3 has received 510(k) clearances to market its Big Easy Rotating Y-Connector, Sequel Rotating Double Y-Connector, AqWire Hydrophilic Guidewire, Nitrex Guidewire, Babywire Guidewire, Amplatz THE GOOSE NECK Snares and Microsnares, PLAATO Sheath Kit, Protege GPS Self-Expanding Nitinol Biliary Stent System, Protégé 6 Fr. 0.035 Long Biliary Stent System, Protégé 6 Fr. 0.035 BIGS Biliary Stent System, Protégé RX GPS Straight Biliary Stent Systems, IntraCoil Self-Expanding Peripheral Stent, PRIMUS Pre-Mounted Biliary Stent System, ParaMount Mini Pre-Mounted Biliary Stent System, ParaMount DoubleStrut Pre-Mounted Biliary Stent System, ParaMount XS Double Strut Pre-Mounted Biliary Stent System, IntraStent Biliary Stent, IntraStent DoubleStrut Biliary Stent, IntraStent XS DoubleStrut Biliary Stent, IntraStent LD Mega Biliary Stent, IntraStent LD Max Biliary Stent, IntraStent LD DoubleStrut Biliary Stent, Helix ClotBuster Thrombectomy Device, X-Sizer Catheter System, SUBMARINE PLUS PTA balloon and SAILOR PLUS PTA balloon products, AMPHIRION DEEP PTA balloon catheter (1.5-2.0), AMPHIRION DEEP PTA Balloon (2.5-4.0), DIVER C.E. Clot Extraction Catheter, Diver C.E. Clot Extraction Kit and SKIPPER Guidewires. None of ev3’s products are class I devices under FDA regulations, and exempt from the pre-market notification requirements. All of ev3’s products are either class II or class III devices. Products presently under submission for 510(k) or pre-market approval include the Protégé RX Self-Expanding stents.

In addition, MTI has received 510(k) clearances to market its SilverSpeed Guidewire, X-Celerator Guidewire, X-Pedion Guidewires, Mirage Guidewires, HyperGlide Balloon Catheter, HyperForm Balloon Catheter, UltraFlow Flow Directed Microcatheter, Marathon Flow Directed Microcatheter, Rebar

Microcatheter, Nautica Microcatheter, Echelon Microcatheter, Cragg-McNamara Infusion Catheter, MicroMewi Infusion Catheter, Prostream Infusion Wire, Cadence Precision Injector, Sapphire Detachable Neurovascular Coils, NXT Detachable Neurovascular Coils, Castaneda Thrombolytic Brush, Pulse Spray Pack, Introducer Sheaths products, Nexus Coils and ONYX AVM.

European Union

ev3’s products are regulated in the European Union as medical devices per the European Union Directive (93/42/EEC), also known as the Medical Device Directive. An authorized third party, notified body, must approve ev3’s products for CE marking. ev3’s Big Easy Rotating Y-Connector, Sequel Rotating Double Y-Connector, SpideRX Embolic Protection Device, AqWire Hydrophillic Guidewire, Nitrex Guidewire, Babywire Guidewire, PLAATO LAA Occlusion System, PLAATO Sheath Kit, Amplatz THE GOOSE NECK Snares and Microsnares, Protégé GPS Self-Expanding Nitinol Stent System, Protégé Rx Rapid Exchange Self-Expanding Nitinol Stent System, IntraCoil Self-Expanding Peripheral Stent, PRIMUS Pre-Mounted Stent System, ParaMount Mini Pre-Mounted Stent System, ParaMount DoubleStrut Pre-Mounted Stent System, ParaMount XS Double Strut Pre-Mounted Stent System, IntraStent Stent, IntraStent DoubleStrut Stent, IntraStent XS DoubleStrut Stent, IntraStent LD Mega Stent, IntraStent LD Max Stent, IntraStent LD DoubleStrut Stent, Helix ClotBuster Thrombectomy Device and X-Sizer Catheter System products are CE marked. ev3 cannot assure you that it will be able to obtain the CE mark approval for new products in the future. The CE mark is contingent upon ev3’s continued compliance to the applicable regulations and the Quality System Requirements of ISO 13485 standard.

In addition, MTI has the following products that are CE marked: SilverSpeed Guidewire, X-Celerator Guidewire, X-Pedion Guidewires, Mirage Guidewires, HyperGlide Balloon Catheter, HyperForm Balloon Catheter, UltraFlow Flow Directed Microcatheter, Marathon Flow Directed Microcatheter, Rebar Microcatheter, Nautica Microcatheter, Echelon Microcatheter, Cragg-McNamara Infusion Catheter, MicroMewi Infusion Catheter, Prostream Infusion Wire, Cadence Precision Injector, ONYX AVM Liquid Embolic System, ONYX Aneurysm Liquid Embolic System, Sapphire Detachable Neurovascular Coils, NXT Detachable Neurovascular Coils, NEXUS Detachable Neurovascular Coils and Topaz Neurovascular Micro Coils.

The European Community has regulations similar to that of the FDA for the advertising and promotion of the medical devices, clinical investigations, and adverse events. Recognizing that its business continues to expand internationally, ev3 intends to review its compliance with European medical device regulations and update or enhance its procedures and practices.

In particular, medical device regulations in the European Union require that ev3 reports incidents of serious deterioration in health or situations in which the incident might have led to death or serious deterioration in health. In addition to the medical device reports listed above, in 2004 ev3 reported thirteen medical device vigilance reports as required by medical device regulations in the European Union. Six of these incidents were associated with ev3’s embolic protection device (i.e., Spider). These cases were associated with the embolization of a portion of the device during the procedure. The circumstance of each incident varied and no single cause was identified that contributed to these incidences. Three of the incidents were associated with ev3’s stent products as described above. Two reports were isolated incidents associated with ev3’s snare product and its thrombectomy device (X-Sizer). The remaining reports of embolization were associated with a PTA (Clearstream) balloon which ev3 no longer distributes and on the PLAATO Ttransseptal Sheath.

From January 1, 2005 to October 21, 2005, ev3 reported seven medical vigilance reports. Two of these reports were patient deaths associated with the use of ev3’s PLAATO device. In both cases, there was an embolization of the PLAATO device. One of these two reports was associated with a perforation that may have occurred during a PLAATO device implant procedure. The other report was investigated and determined not to be due to device malfunction. Two of the remaining vigilance reports were associated with fracture of a stent device, one of which was associated with the difficult deployment of a Protégé device. The remaining two reports were associated with movement of a Primus stent during placement, and the fracture of a capture wire of the SpideRx device.

Certification of the ev3 quality system for product distribution in the European Union is performed by Société Générale de Surveillance, located in the United Kingdom. The last inspection performed by Société Générale de Surveillance was completed in September 2005. The audit resulted in the identification of one minor non-conformances and no major non-conformances. The identified non-conformance was addressed in accordance with Société Générale de Surveillance requirements.

Japan

In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare, or MHLW. Manufacturers of medical devices outside of Japan which do not operate through a Japanese entity are required to use a contractually bound in-country caretaker to submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once approved, the manufacturer may import the device into Japan for sale by the manufacturer’s contractually bound office, importer or distributor.

After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of ev3’s products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.

In addition to MHLW oversight, the regulation of medical devices in Japan is also governed by the Japanese Pharmaceutical Affairs Law, or PAL. PAL was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third party certification system, strengthens safety countermeasures for biologically derived products and reinforces safety countermeasures at the time of resale or rental. Prior to 2005, the regulations separated medical devices into four classes, which are based on the device classification of the Global Harmonization Task Force. Devices that were formerly Class III and Class IV are now designated highly controlled medical devices. These products are highly regulated and require marketing approval by MHLW. Most of ev3’s devices fall into the highly controlled medical device category. The revised law also abolishes the in-country caretaker system and replaces it with the “marketing authorization holder” system. As an interim measure, an in-country caretaker licensed under the PAL in effect prior to April 1, 2005 will be deemed as the marketing authorization holder under the revised PAL if that in-country caretaker had an license to import and distribute the relevant medical devices which was applied for and obtained under the old PAL.

In April 2004, in preparation for the implementation of these revisions, several administrative agencies were merged to form a consolidated organization, the Pharmaceutical and Medical Devices Agency, which is charged with regulation of pharmaceuticals, biologicals and medical devices. The Pharmaceutical and Medical Devices Agency is now responsible for the review of all highly controlled medical device (formerly Class III and Class IV) pre-market approval applications. The Pharmaceutical and Medical Devices Agency also will collect and analyze reports on defective medical devices and is responsible for developing standards for reviewing medical devices.

Review times for ev3’s device applications under the new PAL range from one year if clinical data is not required to up to two years if clinical data is required. These review times are expected to be reduced to six months and one year, respectively, as performance standards are released for various product categories. Standards for biliary stents, neurovascular catheters and balloons, guidewires and thrombectomy devices are scheduled for publication in the first half of 2006.

ev3 does not believe that the new PAL regulations will impact the regulatory status of currently approved products, or products with approvals pending prior to April 1, 2005. The new PAL regulations do not impact the existing reimbursement of devices in Japan, which is managed by a separate agency, although reimbursement prices are re-evaluated for all products on a bi-annual basis.

Other regions

Most major markets have different levels of regulatory requirements for medical devices. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory requirements, and the review time vary significantly from country to country. ev3’s products can also be marketed in several other countries that have minimal requirements for medical devices.

You should read the information set forth under “Risk Factors—Risks Related to ev3’s Business—ev3’s products and facilities are subject to extensive regulation with which compliance is costly and which exposes ev3 to penalties for non-compliance. ev3 may not be able to obtain required regulatory approvals for ev3’s products in a cost-effective manner or at all, which could adversely affect ev3’s business and results of operations.”

Fraud and Abuse Laws

A variety of Federal and state laws apply to the sale, marketing and promotion of medical devices that are paid for, directly or indirectly, by Federal or state health care programs, such as Medicare, Medicaid and TRICARE. The restrictions imposed by these laws are in addition to those imposed by the FDA, FTC and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by medical device manufacturers. Violation of these laws can result in significant criminal, civil, and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from Federal and state health care and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded, or debarred by Federal agencies.

Anti-Kickback Statute.   The federal health care program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or part under a federal health care program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal health care programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors,” beginning in July of 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for health care items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused recent enforcement efforts on marketing of health care services, among other activities, and recently have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business.

False Claims Laws.   Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several health care companies have been prosecuted under the false claims laws for allegedly providing free product to physician customers with the expectation that the physician customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Fraud on a Health Benefit Plan and False Statements.   The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Privacy and Security

HIPAA requires certain “covered entities” to comply with established standards regarding the privacy and security of protected health information and to use standardized code sets when conducting certain electronic transactions. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their “business associates”, which effectively obligate the business associates to safeguard the covered entity’s protected health information against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associate breaches the agreement or causes the covered entity to fail to comply with HIPAA. In the course of its business operations, ev3 may become the business associate of one or more covered entities. Accordingly, ev3 may incur compliance related costs in meeting HIPAA-related obligations under business associates agreements to which it becomes a party.

Moreover, if ev3 fails to meet its contractual obligations under such agreements, it may incur significant liability.

The European Union has its own privacy standards to which ev3 is subject. Recognizing that its business continues to expand internationally, ev3 intends to review its compliance with these standards and update or enhance its procedures and practices.

Third Party Reimbursement

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. ev3 believes that reimbursement is an important factor in the success of any medical device. Consequently, ev3 seeks to obtain reimbursement for all of its products.

Reimbursement in the United States depends on ev3’s ability to obtain FDA clearances and approvals to market these products. Reimbursement also depends on ev3’s ability to demonstrate the short-term and long-term clinical and cost-effectiveness of its products from the results it obtains from clinical experience and formal clinical trials. ev3 presents these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.

The United States Center for Medicare and Medicaid Services, or CMS, sets reimbursement policy for the Medicare program in the United States. CMS policies may alter coverage and payment for vascular device technologies in the future. These changes may occur as the result of National Coverage Decisions issued by CMS headquarters or as the result of local or regional coverage decisions by contractors under contract with CMS to review and make coverage and payment decisions. This administration has a national coverage policy, which provides for the diagnosis and treatment of vascular disease in Medicare beneficiaries. ev3 estimates that more than 50% of vascular procedures are performed on patients covered by Medicare. Commercial payor coverage for vascular disease varies widely across the United States.

All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which health care providers may be willing to pay for medical devices.

International Trade

The sale and shipment of its products and services across international borders, as well as the purchase of components and products from international sources, subject ev3 to extensive governmental trade regulations. A variety of laws and regulations, both in the United States and in the countries in which ev3 transacts business, apply to the sale, shipment and provision of goods, services and technology across international borders. Because ev3 is subject to extensive regulations in the countries in which it operates, it is subject to the risk that laws and regulations could change in a way that would expose ev3 to additional costs, penalties or liabilities.

As a result of the varying legal and regulatory requirements to which its cross-border activities are subject, ev3 cannot assure you that it is in compliance with these requirements in all respects. There are risks related to ev3’s international trading activities. You should read the information set forth under “Risk Factors—Risks Related to ev3’s Business—The risks inherent in operating internationally and the risks of selling and shipping ev3’s products and of purchasing ev3’s components and products internationally may adversely impact ev3’s net sales, results of operations and financial condition.” Recognizing that its business continues to expand internationally, ev3 has reviewed its trade compliance activities and is enhancing its procedures and practices. As part of this review, ev3 identified instances in which it may have incorrectly reported information about certain shipments imported into the United States and Europe. ev3 has disclosed these potential reporting errors to customs regulators in the countries of importation in the United States and Europe, and while ev3 believes that no monies are owed to any government as a result of these potential reporting errors other than processing fees of a immaterial amount, it may incur penalties, additional fees, value added taxes, interest and duty payments if the customs regulators disagree with ev3’s assessment.

Existing laws and regulations significantly affect cross-border transactions and shipments. These laws and regulations govern, among other things, the following activities:

Importing Activities.   ev3 engages in the importation of raw materials, components and finished products into the countries in which it transacts business. ev3 acts as importer in many instances, but it also sells and ships goods to third parties who are themselves responsible for complying with applicable trade laws and regulations.

Many countries, including the United States, have overlapping legal and regulatory regimes concerning the importation of goods. The importation of a medical device, for example, may trigger laws and regulations related to a variety of interests, including the collection of duties, health and safety standards, intellectual property rights and national security. This means that in addition to customs laws and regulations, the importation of products can be delayed or denied entry for a variety of reasons, some of which are outside the control of the importer of record and some of which may result from failure to comply with existing legal and regulatory regimes.

In its role as importer, ev3 is directly responsible for complying with customs laws and regulations concerning the importation of its raw materials, components and finished products. If third parties violate customs laws and regulations when engaging in cross-border transactions involving ev3’s products, ev3 may be subject to varying degrees of liability depending on its participation in the transaction. In addition, the activities of third parties may cause supply chain disruptions and delays in the distribution of ev3’s products that impact ev3’s business activities.

Exporting Activities.   ev3 is responsible for compliance with applicable export control and economic sanctions laws and regulations with respect to its export of goods, technology and services to customers and end-users located in countries in which ev3 transacts business. ev3 also sells and provides goods, technology and services to agents, representatives and distributors who may export such items to customers and end-users. If third parties violate applicable export control and economic sanctions laws and regulations when engaging in transactions involving ev3’s products, ev3 may be subject to varying degrees of liability dependent upon its participation in the transaction. The activities of third parties may cause disruption or delays in the distribution and sales of ev3’s products, or result in restrictions being placed upon ev3’s international distribution and sales of products, that may materially impact ev3’s business activities.

Many countries, including the United States, control the export and reexport of goods, technology and services for reasons including national security, regional stability, antiterrorism policies and the nonproliferation of nuclear, chemical and biological weapons. In certain circumstances, approval from governmental authorities may be required before goods, technology or services are exported or reexported to certain destinations, to certain end-users and for certain end-uses. In addition, governments, including the United States, may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Because export control and economic sanctions laws and regulations are complex and constantly changing, ev3 cannot assure you that laws and regulations may not be enacted, amended, enforced or interpreted in a manner materially impacting its ability to sell or distribute products.

Antiboycott Laws.   Under United States laws and regulations, U.S. companies and their controlled-in-fact foreign subsidiaries and affiliates are prohibited from participating or agreeing to participate in unsanctioned foreign boycotts in connection with certain business activities, including the sale, purchase, transfer, shipping or financing of goods or services within the United States or between the United States and a foreign country. Currently, the United States considers the Arab League boycott of Israel to constitute an unsanctioned foreign boycott.

ev3 is responsible for ensuring it complies with the requirements of U.S. antiboycott laws for all transactions in which it is involved. If ev3 or third parties violate U.S. antiboycott laws and regulations when engaging in transactions involving ev3’s products, ev3 may be subject to varying degrees of liability dependent upon the nature of the transaction and its participation in the transaction. Penalties for any violations of antiboycott laws and regulations could include criminal penalties and civil sanctions such as fines, imprisonment, debarment from government contracts, loss of export privileges and the denial of certain tax benefits, including foreign tax credits, foreign subsidiary deferrals, Foreign Sales Corporation benefits and Interest Charge-Domestic International Sales Corporation benefits.

Antibribery Laws.   Many of the countries in which ev3 transacts business have domestic laws that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favorable government action. Moreover, some of the transactions in which ev3 and its officers, directors, employees and agents engage may be governed by the legal obligations and standards set forth under the Foreign Corrupt Practices Act and, at times, other laws modeled on the OECD Convention for Combating Bribery of Foreign Public Officials in International Business Transactions. In addition to prohibiting certain bribery-related activity with foreign officials and other persons, these laws provide for recordkeeping and reporting obligations. Penalties for any violations of these anti-bribery laws could include criminal penalties and civil sanctions such as fines, imprisonment, debarment from government contracts and loss of import and export privileges.

Employees

As of October 2, 2005, ev3 had 848 employees, including those persons employed by MTI. From time to time ev3 also employs independent contractors to support its operations.

Manufacturing

ev3 currently has one manufacturing facility located in Minnesota and MTI has a manufacturing facility located in California. ev3 and MTI manufacture ev3’s proprietary products in a controlled environment and have implemented quality control systems as part of ev3’s manufacturing processes. The control systems materially comply with United States FDA Quality System Regulations. ev3 believes it is in material compliance with FDA Quality System Regulations for medical devices, with ISO 9001 quality standards and applicable medical device directives promulgated by the European Union and Canada and ISO/EN 13485, which facilitates entry of ev3’s products into the European Union and Canada. The FDA and European Union competent authorities have recently inspected ev3’s manufacturing facilities. ev3 relies on independent manufacturers for certain product components and processes.

Facilities

ev3’s corporate headquarters is located in Plymouth, Minnesota. ev3’s peripheral vascular and cardiovascular businesses are headquartered in Plymouth, Minnesota and include its sales, manufacturing,

warehousing, research and development and administrative activities. MTI is headquartered in Irvine, California and includes sales, manufacturing, research and development and administrative activities. Outside the United States, ev3’s European headquarters is in Paris, France, and includes its sales and marketing, and administrative activities. ev3’s European warehouse facilities are located in Maastricht, Netherlands and London, England. In addition to its sales office in Paris, ev3 has European sales and marketing offices in Bonn, London, Madrid, Maastricht, Milan, and Stockholm. In the Pacific Rim, ev3 has sales and distribution facilities in Tokyo, Japan.

ev3’s manufacturing, research, development, and administrative functions operate from a 64,000 square feet facility in Plymouth, Minnesota. The Plymouth property is subject to a lease that extends to October 31, 2009. In August 2005, ev3 entered into a lease for approximately 31,718 square feet of additional space in Plymouth, Minnesota. The lease has a term of 52 months commencing on November 1, 2005. ev3 intends to use this space for its corporate headquarters, which in turn will allow for further expansion of its manufacturing capabilities at its existing Plymouth facility. MTI occupies a facility of approximately 43,000 square feet, which is located in Irvine, California and subject to a lease that expired in September 2005. In October 2005, MTI entered into a lease for approximately 96,400 square feet of space in Irvine, California to which MTI will relocate its manufacturing, research, development, and administrative functions. The lease has a term of five years commencing on the date that the landlord substantially completes certain improvements to the premises, and MTI will have the option to extend the lease for an additional six years. ev3’s distribution center in the United States is located in Brooklyn Park, Minnesota and occupies 16,000 square feet. ev3’s European warehouse facility in Maastricht, Netherlands occupies 6,900 square feet and ev3 also has a smaller warehouse facility in London, England.

Intellectual Property Rights

ev3 believes that in order to maintain a competitive advantage in the marketplace, it must develop and maintain protection of the proprietary aspects of its technology. ev3 relies on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to aggressively protect its intellectual property that ev3 considers important to its business.

ev3 has developed a patent portfolio internally, as well as through acquisitions, that covers many aspects of its product offerings in the peripheral vascular, neurovascular and cardiovascular markets. As of October 2, 2005, together with MTI, ev3 had 195 issued patents and over 352 pending patent applications in the United States, Europe, Japan, Australia, Canada and other countries throughout the world. The expiration dates of ev3’s material patents range from 2009 to 2024. Additionally, ev3 owns or has rights to material trademarks or trade names that it uses in conjunction with the sale of its product offering.

ev3 continues to invest in internal research and development of concepts and product ideas for the peripheral vascular, neurovascular and cardiovascular markets. This, combined with ev3’s patent program, has increased the number of patentable concepts being generated.

ev3 manufactures and markets its products both under its own patents and under its license agreements with other parties. Additionally, ev3 is the sales representative and distributor of product lines of MTI and Invatec, each of which has its own proprietary and patented technology.

While ev3 believes its patents are valuable, its knowledge and experience, its creative product development teams and marketing staff, and its confidential information regarding manufacturing processes, materials and product design, have been equally important in maintaining its proprietary product offering. To protect that value, ev3 has instituted policies and procedures, as well as a requirement that, as a condition of employment, all employees execute a confidentiality agreement relating to proprietary information and the assignment of intellectual property rights to ev3.

ev3 also relies on unpatented proprietary technology. ev3 seeks to protect its trade secrets and proprietary know-how, in part, with confidentiality agreements with consultants, vendors and employees,

although ev3 cannot be certain that the agreements will not be breached, or that ev3 will have adequate remedies for any breach.

There are risks related to ev3’s intellectual property rights. You should read the information set forth under “Risk Factors—Risks Related to ev3’s Business—If third parties claim that ev3 infringes upon their intellectual property rights, ev3 may incur liabilities and costs and may have to redesign or discontinue selling the affected product,” “Risk Factors—Risks Related to ev3’s Business—ev3 is currently a party to a number of intellectual property claims, the resolution of which could have a material adverse effect on ev3’s business and results of operations” and “Risk Factors—Risks Related to ev3’s Business—If ev3’s patents and other intellectual property rights do not adequately protect ev3’s products, ev3 may lose market share to ev3’s competitors and be unable to operate ev3’s business profitably.”

Legal Proceedings

ev3 is from time to time subject to, and is presently involved in, litigation or other legal proceedings.

In September 2000, Dendron, which was acquired by MTI in 2002, was named as the defendant in three patent infringement lawsuits brought by the Regents of the University of California, as the plaintiff, in the District Court (Landgericht) in Dusseldorf, Germany. The complaints requested a judgment that Dendron’s EDC I coil device infringed three European patents held by the plaintiff and asked for relief in the form of an injunction that would prevent Dendron from producing and selling the devices within Germany and selling from Germany to physician customers abroad, as well as an award of damages caused by Dendron’s alleged infringement, and other costs, disbursements and attorneys’ fees. In August 2001, the court issued a written decision that EDC I coil devices did infringe the plaintiff’s patents, enjoined Dendron from selling the devices within Germany and from Germany to physician customers abroad, and requested that Dendron disclose the individual products’ costs as the basis for awarding damages. In September 2001, Dendron appealed the decision. In addition, Dendron instituted challenges to the validity of each of these patents by filing opposition proceedings with the European Patent Office, or EPO, against one of the patents (MTI joined Dendron in this action in connection with its acquisition of Dendron), and by filing, with MTI, nullity proceedings with the German Federal Patents Court against the German component of the other two patents. The opposition proceedings with the EPO on the one patent are complete, and the EPO has rejected the opposition and has upheld the validity of the one patent.

On July 4, 2001, the University of California filed another suit against Dendron alleging that the EDC I coil device infringed another European patent held by the plaintiff. The complaint was filed in the District Court of Dusseldorf, Germany seeking additional monetary and injunctive relief. In April 2002, the Court found that EDC I coil devices did infringe the plaintiff’s patent. The patent involved is the same patent that was involved in the case before the English Patents Court discussed below and that was ruled by a Dutch court to be invalid, also discussed below. The opposition proceedings on the patent are complete, and the EPO has rejected the opposition and has upheld the validity of the patent. The case is under appeal and an oral hearing is scheduled to be held in the Dusseldorf Court of Appeal on March 9, 2006.

An accrual for the matters discussed above was included in the balance sheet of Dendron as of the date of its acquisition by MTI. As of October 2, 2005, approximately $800 thousand was recorded in accrued liabilities in ev3’s consolidated financial statements included in this information statement/prospectus. Dendron ceased all activities with respect to the EDC I coil device prior to MTI’s October 2002 acquisition of Dendron.

Concurrent with its acquisition of Dendron, MTI initiated a series of legal actions related to its Sapphire coils in the Netherlands and the United Kingdom, which included a cross-border action that was heard by a Dutch court, as further described below. The primary purpose of these actions was to assert both invalidity and non-infringement by MTI of certain patents held by others. The range of patents at issue are held by the Regents of the University of California, with Boston Scientific Corporation subsidiaries named as exclusive licensees, collectively referred to as the “patent holders,” related to detachable coils and certain delivery catheters.

In October 2003, the Dutch court ruled the three patents at issue related to detachable coils are valid and that MTI’s Sapphire coils do infringe such patents. The Dutch court also ruled that the patent holders’ patent at issue related to the delivery catheter was invalid. Pursuant to the court’s ruling, MTI has been enjoined from engaging in infringing activities related to the Sapphire coils in most countries within the European Union, and may be liable for then-unspecified monetary damages for activities engaged in by MTI since September 27, 2002. In February 2005, MTI received an initial claim from the patent holders with respect to monetary damages, amounting to €3.6 million, or approximately $4.3 million as of October 2, 2005, with which MTI disagrees. Court hearings will be held regarding these claims. MTI has filed an appeal with the Dutch court, and believes that since the date of injunction in each separate country it is in compliance with the Dutch court’s injunction and MTI intends to continue such compliance. Because ev3 believes that MTI has valid legal grounds for appeal, ev3 has determined that a loss is not probable at this time as defined by SFAS 5, Accounting for Contingencies. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on ev3’s business, financial condition or results of operations.

In January 2003, MTI initiated a legal action in the English Patents Court seeking a declaration that a patent held by the patent holders related to delivery catheters was invalid, and that MTI’’s products did not infringe this patent. The patent in question was the U.K. designation of the same patent that was found by the Dutch court in October 2003 to be invalid, as discussed above. The patent holders counterclaimed for alleged infringement by MTI. In February 2005, the court approved an interim settlement between the parties under which the patent holders are required to surrender such patent to the U.K. Comptroller of Patents, and to pay MTI’s costs associated with the legal action, including interest. As a result, MTI received interim payments from the patent holders aggregating £500 thousand (equivalent to approximately $900 thousand based on the dates of receipt), which MTI recorded as a reduction of litigation expense upon receipt of such funds in February and March 2005. The parties intend to continue discussions regarding payment by the patent holders of the remaining costs incurred by MTI in such litigation. As a result of the interim settlement, MTI anticipates that it will no longer be involved in litigation in the United Kingdom, although no assurance can be given that no other litigation involving MTI may arise in the United Kingdom.

In the United States, concurrent with the FDA’s marketing clearance of the Sapphire line of embolic coils received in July 2003, MTI initiated a declaratory judgment action against the patent holders in the United States District Court for the Western District of Wisconsin. The action included assertions of non-infringement by MTI and invalidity of a range of patents held by the patent holders related to detachable coils and certain delivery catheters. In October 2003, the court dismissed MTI’s actions for procedural reasons without prejudice and without decision as to the merits of the parties’ positions. In December 2003, the University of California filed an action against MTI in the United States District Court for the Northern District of California alleging infringement by MTI with respect to a range of patents held by the University of California related to detachable coils and certain delivery systems. MTI has filed a counterclaim against the University of California asserting non-infringement by MTI, invalidity of the patents and inequitable conduct in the procurement of certain patents. In addition, MTI filed a claim against the University of California and Boston Scientific Corporation for violation of federal antitrust laws, with the result that the court has subsequently decided to add Boston Scientific as a party to the litigation. A trial date has not been set. Because these matters are in early stages, ev3 cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on ev3’s business, financial condition or results of operations.

In March 2005, Medtronic, Inc. contacted ev3 to express its view that ev3’s Protégé stents infringe on one or more of its patents. ev3 informed Medtronic that ev3 disagreed with Medtronic’s assertions, and has since had several discussions with Medtronic. No lawsuit with respect to this matter has been filed. ev3 also received notice from an individual claiming that he believes that ev3’s PLAATO device infringes on two of his patents. ev3 has informed this individual that it does not believe that its PLAATO device infringes on these patents. ev3 has also informed this individual of its decision to discontinue the development and commercialization of the PLAATO device. On March 30, 2005, ev3 was served with a complaint by Boston Scientific Corporation and one of its affiliates which claims that some of ev3’s products, including its SpideRX Embolic Protection Device, infringe certain of Boston Scientific’s patents. This action was brought in the United States District Court for the District of Minnesota. ev3 has answered the complaint and intends to vigorously defend this action. Because these matters are in early stages, ev3 cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on ev3’s business, financial condition or results of operations.

The acquisition agreement relating to ev3’s acquisition of Appriva Medical, Inc. contains four milestones to which payments relate. The first milestone was required by its terms to be achieved by January 1, 2005 in order to trigger a payment equal to $50 million. ev3 has determined that the first milestone was not achieved by January 1, 2005 and that the first milestone is not payable. On May 20, 2005, Michael Lesh, as an individual seller of Appriva stock and purporting to represent certain other sellers of Appriva stock, filed a complaint in the Superior Court of the State of Delaware with individually specified damages aggregating $70 million and other unspecified damages for several allegations, including that ev3, along with other defendants, breached the acquisition agreement and an implied covenant of good faith and fair dealing by willfully failing to take the steps necessary to meet the first milestone under the agreement, and thereby also failing to meet certain other milestones, and further that one milestone was actually met. The complaint also alleges fraud, negligent misrepresentation and violation of state securities laws in connection with the negotiation of the acquisition agreement. ev3 believes these allegations are without merit and intends to vigorously defend this action. ev3 filed a motion to dismiss the complaint. A hearing is expected to be held on this motion in January 2006. The parties have not engaged in any discovery. On August 5, 2005, ev3’s attorneys received a letter from attorneys representing certain other sellers of Appriva stock (who are not purported to be represented in the action filed by Lesh), asking ev3’s attorneys to enter into a dialogue regarding their assertions that certain milestones should have been paid. ev3 believes their assertions are without merit. Failure to reach agreement with these new claimants on a resolution of ev3’s differences could lead to additional litigation on this matter. Because these matters are in an early stages, ev3 cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on its business, financial condition or results of operations.

On October 11, 2005, a purported stockholder class action lawsuit purportedly on behalf of MTI’s minority shareholders challenging the previously announced exchange offer was filed in the Delaware Court of Chancery against MTI, MTI’s directors and ev3.  The complaint alleges the then-proposed transaction constituted a breach of defendants’ fiduciary duties. The lawsuits seek to enjoin consummation of the proposed transaction and/or to rescind the proposed transaction, and damages in an unspecified amount.

The complaint seeks an injunction preventing the completion of the transaction or, if the transaction is completed, rescission of the transaction or rescissory damages, unspecified damages, costs and attorneys’ fees and expenses. ev3 believes this lawsuit is without merit and plans to defend it vigorously. Because this matter is in an early stage, ev3 cannot estimate the possible loss or range of loss, if any, associated with the resolution. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on ev3’s business, financial condition or results of operations.

ev3—MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this information statement/prospectus. As discussed in “Cautionary Statement Regarding Forward-Looking Statements,” the following discussion and other portions of this information statement/prospectus may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading “Risk Factors” and elsewhere in this information statement/prospectus. These risks could cause ev3’s or MTI’s actual results to differ materially from any future performance suggested in such forward-looking statements.

Overview

ev3 is a global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders. ev3’s broad product portfolio is focused on applications in each of the three sub-markets of the endovascular device market: peripheral vascular, cardiovascular and neurovascular. ev3 sells over 100 products consisting of over 1,000 SKUs in these markets. From 2000 to 2002, ev3’s investor group acquired certain of the assets in ev3’s cardio peripheral division to build the foundation of ev3’s current peripheral and cardiovascular product portfolios. During this period, ev3’s investor group also purchased certain neurovascular assets to expand ev3’s neurovascular product portfolio and, through a series of investments, obtained ev3’s indirect controlling investment in MTI, ev3’s public operating subsidiary. Beginning in 2002, ev3 entered into long-term, exclusive agreements to market or distribute MTI’s full product portfolio in Europe, Japan, Canada and the major markets of Asia Pacific and Latin America. Since ev3’s last acquisition in 2002, it has dedicated significant capital and management effort to advance the acquired technologies and broaden its product lines in order to execute ev3’s strategies.

ev3 has corporate infrastructure and direct sales capabilities in the United States, Canada, Europe and Japan and has established distribution relationships in other large international markets. ev3’s corporate headquarters are located in Plymouth, Minnesota and contains its manufacturing, research and development, and U.S. sales operations for its peripheral vascular and cardiovascular product lines. MTI is headquartered in Irvine, California, which contains ev3’s manufacturing, research and development, and U.S. sales operations for ev3’s neurovascular product lines. Outside of the United States, ev3’s primary offices are in Paris, France and Tokyo, Japan. During the nine months ended October 2, 2005, approximately 47.0% of ev3’s net sales were generated outside of the United States, as a result of which ev3 is sensitive to risks related to fluctuation in exchange rates, which could affect ev3’s business results in the future.

Since its inception, ev3 has focused on building its U.S. and international direct sales and marketing infrastructure that now includes a sales force of 198 direct sales representatives as of October 2, 2005 in the United States, Canada, Europe and Japan. ev3’s direct sales representatives accounted for approximately 88% of ev3’s net sales during the nine months ended October 2, 2005, with the balance generated by independent distributors. In 2004, ev3 increased its U.S. direct sales force from 44 to 82 and ev3’s Japan sales force from four to eleven. In order to drive sales growth, ev3 has invested heavily throughout its history in new product development, clinical trials to obtain regulatory approvals and the expansion of ev3’s global distribution system. As a result, ev3’s costs and expenses have significantly exceeded its net sales, resulting in an accumulated deficit of $540.7 million at October 2, 2005. Consequently, ev3 has financed its operations through debt and equity offerings. ev3 expects to continue to generate operating losses for at least the next 12 months.

ev3’s cash, cash equivalents and short-term investments available to fund current operations were $106.8 million and $20.1 million at October 2, 2005 and December 31, 2004, respectively. ev3 completed an initial public offering of its common stock on June 21, 2005 in which ev3 sold 11,765,000 shares of its common stock at $14.00 per share, resulting in net proceeds to ev3 of approximately $152.7 million, after deducting underwriting discounts and commissions and offering expenses. ev3 used $36.5 million of these net proceeds to repay a portion of the accrued and unpaid interest on certain demand notes held by Warburg Pincus and The Vertical Group. In addition, on July 20, 2005, ev3 sold 205,800 shares of common stock pursuant to an over-allotment option granted to the underwriters which resulted in net proceeds to ev3 of  $2.2 million, after deducting underwriting discounts and commissions and offering expenses. ev3 invested the remaining portion of the net proceeds in short-term, investment-grade, interest bearing securities. ev3 expects to use these funds for general corporate purposes, which may include funding the operations of MTI. ev3 expects its cash balances to decrease as it continues to use cash to fund its operations. ev3 does not have any debt for borrowed money. ev3 believes its cash, cash equivalents and short-term investments will be sufficient to meet its liquidity requirements through the end of fiscal 2006.

ev3 and MTI believe the overall market for endovascular devices will grow as the demand for minimally invasive treatment of vascular diseases and disorders continues to increase. ev3’s broad product portfolio is focused on applications that ev3 estimates represented an addressable worldwide endovascular market opportunity of approximately $1.6 billion in 2004. ev3 and MTI intend to capitalize on this market opportunity by the continued introduction of new products. ev3 and MTI intend to originate these new products primarily through ev3’s internal research and development and clinical efforts, but ev3 and MTI may supplement them with acquisitions or other external collaborations. Additionally, ev3’s growth has been, and will continue to be, impacted by ev3’s expansion into new geographic markets and the expansion of ev3’s direct sales organization in existing geographic markets.

ev3 reported and manages its operations in two reportable business segments based on similarities in the products sold, customer base and distribution system. ev3’s cardio peripheral segment contains products that are used in both cardiovascular and peripheral vascular procedures by cardiologists, radiologists and vascular surgeons. ev3’s neurovascular segment contains products that are used primarily by neuro-radiologists and neurosurgeons. ev3’s sales activities and operations are aligned closely with its business segments. ev3 generally has dedicated cardio peripheral sales teams in the United States and Europe that target customers who often perform procedures in both anatomic areas (cardiovascular and peripheral vascular). ev3 generally has separate, dedicated neurovascular sales teams in the United States and Europe that are specifically focused on this customer base.

MTI is focused on the neurovascular market. However, a small portion of MTI’s sales relate to products sold into the cardio peripheral market, which ev3 classifies as cardio peripheral sales in ev3’s reporting. In addition, some of MTI’s sales are generated at a transfer price to ev3’s international sales entities where they are resold by ev3’s sales organization. For consolidated reporting, these intercompany sales are eliminated. As a result, the neurovascular sales ev3 reports will be different from the sales that MTI reports publicly. Based on MTI’s public financial statements, approximately 41.6% of ev3’s net sales and 4.5% of ev3’s net losses during the nine months ended October 2, 2005 were attributable to MTI.

On January 28, 2005, ev3 was formed as a subsidiary of ev3 LLC. Immediately prior to the closing of ev3’s initial public offering on June 21, 2005, ev3 LLC merged with and into ev3 Inc., and ev3 Inc. became the holding company for all of ev3 LLC’s subsidiaries. Warburg Pincus and The Vertical Group directly owned an aggregate of 9,704,819 shares of MTI common stock, or 20.0% of the outstanding shares of MTI common stock as of May 1, 2005. On May 26, 2005, pursuant to a contribution and exchange agreement dated as of April 4, 2005, Warburg Pincus and The Vertical Group contributed these shares of MTI common stock to ev3 LLC in exchange for 10,804,500 and 3,004,332 common membership units of ev3 LLC, respectively, which were converted into 1,800,750 and 500,722 shares of ev3 common stock, respectively, as a result of the merger described above and ev3’s one for six reverse stock split effected on June 21, 2005. As a result of the merger described above, as of October 2, 2005, ev3 owned 34,041,578 shares of MTI common stock, or 70.2% of the outstanding shares of MTI common stock.

As the controlling stockholder, the contribution of the MTI shares by Warburg Pincus, representing a 15.7% interest in MTI as of May 26, 2005, was accounted for as a transfer of assets between entities under common control resulting in the retention of historical based accounting. The consolidated financial statements included in this information statement/prospectus give effect to the contribution of MTI shares owned by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. The contribution of the MTI shares owned by The Vertical Group was accounted for under the purchase method of accounting on the contribution date. As of October 2, 2005 and December 31, 2004, ev3 owned 70.2% and 66.0% of the outstanding shares of common stock of MTI, respectively. The following results of operations data include the financial results of MTI, which ev3 consolidates for accounting purposes but is not wholly owned. The consolidation of MTI for accounting purposes results in all of MTI’s assets and liabilities being included in ev3’s consolidated balance sheets. Although all of MTI’s assets are included in ev3’s consolidated balance sheets prior to the completion of the merger, not all of these assets would be available to ev3 for distribution to ev3’s stockholders in the event of MTI’s liquidation.

Immediately prior to the consummation of ev3’s initial public offering, ev3 completed a one-for-six reverse stock split of its outstanding common stock. All share and per share amounts for all periods presented in this information statement/prospectus reflect this split.

Sales and Expense Components

The following is a description of the primary components of ev3’s net sales and expenses:

Net sales.   ev3 derives its net sales from the sale of endovascular devices in two primary business segments: cardio peripheral and neurovascular devices. Most of ev3’s sales are generated by its global, direct sales force and are shipped and billed to hospitals or clinics throughout the world. In countries where ev3 does not have a direct sales force, sales are generated by shipments to distributors who, in turn, sell to hospitals and clinics. In cases where its products are held in consignment at a customer’s location, ev3 generates sales at the time the product is used in surgery rather than at shipment. ev3 charges its customers for shipping and record shipping income as part of net sales.

Cost of goods sold.   ev3 manufactures a substantial majority of the products that it sells. ev3’s cost of goods sold consists primarily of direct labor, allocated manufacturing overhead, raw materials, components and royalties and excludes amortization of intangible assets, which is presented as a separate component of operating expenses.

Sales, general and administrative expenses.   ev3’s selling and marketing expenses consist primarily of sales commissions and support costs for its global, direct distribution system, royalty and consulting expenses associated with ev3’s medical advisors, marketing costs, freight expense that ev3 pays to ship products to customers and facility costs, including any costs related to closing facilities. General and administrative expenses consist primarily of salaries and benefits, compliance systems, accounting, finance, legal, information technology and human resources.

Research and development.   Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of ev3’s products. It also includes costs associated with design and execution of clinical trials and regulatory submissions.

Amortization of intangible assets.   Intangible assets, such as purchased completed technology, distribution channels, intellectual property, including trademarks and patents, are amortized over their estimated useful lives. Intangible assets are amortized over periods ranging from 5 to 8 years.

(Gain) loss on sale of assets, net.   (Gain) loss on sale of assets, net includes the difference between the proceeds received from the sale of an operating asset and its carrying value.

Acquired in-process research and development.   Acquired in-process research and development is related to value assigned to those projects acquired in business combinations or in the acquisition of assets for which the related products have not received regulatory approval and have no alternative future use.

Gain on sale or disposal of investments, net.   Gain on sale or disposal of investments, net includes the difference between the proceeds received from the sale of an investment and its carrying value. In addition, this caption includes losses from other than temporary declines in investments accounted for on a cost basis.

Interest (income) expense, net.   Interest (income) expense, net consists primarily of interest associated with loans from ev3’s principal investors, Warburg Pincus and The Vertical Group, and interest earned on investments in investment-grade, interest-bearing securities.

Minority interest in loss of subsidiary.   Minority interest in loss of subsidiary is the portion of MTI net losses allocated to minority stockholders.

Other (income) expense, net.   Other (income) expense, net primarily includes foreign exchange losses net of certain other expenses.

Income tax benefit.   Income tax benefit is generated in certain of ev3’s European subsidiaries. Due to its history of operating losses, ev3 has not recorded a provision for U.S. income taxes through 2004 and the nine months ended October 2, 2005.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value represents the increase in carrying value of preferred membership units of ev3 LLC prior to ev3 LLC’s merger with and into ev3 on June 21, 2005. The increase in carrying value was based on the rights to which the preferred membership units were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Accretion was recorded as a reduction to members’ equity and increased the loss attributable to common unit holders. Accretion was discontinued upon conversion of the preferred units to common membership units, and subsequently into shares of ev3 common stock, on June 21, 2005, in connection with the merger.

Results of Operations

The following table sets forth, for the periods indicated, ev3’s results of operations expressed as dollar amounts (in thousands), and the changes between the specified periods expressed as percent increases or decreases:

				For the Nine Months Ended
	For the Year Ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
	(dollars in thousands)
Results of Operations:
Net sales	$37,084	$67,639	$86,334	$60,803	$92,722
Operating expenses:
Cost of goods sold	16,930	30,218	39,862	27,484	38,484
Sales, general and administrative	48,139	82,479	103,031	71,960	94,823
Research and development	32,994	45,145	38,917	30,320	30,653
Amortization of intangible assets	17,370	12,078	9,863	7,416	7,877
(Gain) loss on sale of assets, net	—	14	(14,364)	(14,495)	204
Acquired in-process research and development	104,192	488	—	—	868
Total operating expenses	219,625	170,422	177,309	122,685	172,909
Loss from operations	(182,541)	(102,783)	(90,975)	(61,882)	(80,187)
Other (income) expense:
Gain on sale of investments, net	(7,386)	(3,409)	(1,728)	(1,728)	(4,611)
Interest expense	1,123	12,673	25,428	20,415	10,833
Equity loss of investee	2,160	—	—	—	—
Minority interest in loss of subsidiary	(13,258)	(3,808)	(13,846)	(11,982)	(1,212)
Other (income) expense, net	(172)	(1,606)	(1,752)	319	2,912
Loss before income taxes	(165,008)	(106,633)	(99,077)	(68,906)	(88,109)
Income tax expense (benefit)	172	303	196	—	(61)
Net loss	(165,180)	(106,936)	(99,273)	(68,906)	(88,048)
Accretion of preferred membership units to redemption value(1)	—	7,651	23,826	17,792	12,061
Net loss attributable to common unit/share holders	$(165,180)	$(114,587)	$(123,099)	$(86,698)	$(100,109)

(1)                 The accretion of preferred membership units to redemption value presented above is based on the rights to which the Class A and Class B preferred membership unit holders of ev3 LLC were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Notwithstanding this accretion right, in connection with the merger of ev3 LLC with and into ev3, each membership unit representing a preferred equity interest in ev3 LLC was converted into the right to receive one share of ev3 common stock and did not receive any additional rights with respect to the liquidation preference. As a result, no further accretion related to these preferred units will be recorded.

The following tables set forth, for the periods indicated, ev3’s net sales by segment and geography expressed as dollar amounts (in thousands) and the changes in net sales between the specified periods expressed as percentages:

	For the Year Ended			For the Year Ended			Nine Months Ended
	December 31,		Percent	December 31,		Percent	October 3,	October 2,	Percent
NET SALES BY SEGMENT	2002	2003	Change	2003	2004	Change	2004	2005	Change
Cardio Peripheral	$27,167	$45,431	67.2%	$45,431	$52,942	16.5%	$37,780	$55,892	47.9%
Neurovascular	9,917	22,208	123.9%	22,208	33,392	50.4%	23,023	36,830	60.0%
Total	$37,084	$67,639	82.4%	$67,639	$86,334	27.6%	$60,803	$92,722	52.5%

	For the Year Ended			For the Year Ended			Nine Months Ended
	December 31,		Percent	December 31,		Percent	October 3,	October 2,	Percent
NET SALES BY GEOGRAPHY	2002	2003	Change	2003	2004	Change	2004	2005	Change
United States	$24,916	$37,616	51.0%	$37,616	$42,791	13.8%	$30,888	$49,141	59.1%
International
Before foreign exchange impact	12,168	27,206	123.6%	30,023	40,835	36.0%	29,915	42,667	42.6%
Foreign exchange impact	—	2,817	—	—	2,708	—	—	914	—
Total	12,168	30,023	146.7%	30,023	43,543	45.0%	29,915	43,581	45.7%
Total	$37,084	$67,639	82.4%	$67,639	$86,334	27.6%	$60,803	$92,722	52.5%

Comparison of the Nine Months Ended October 2, 2005 to the Nine Months Ended October 3, 2004

Net sales.   Net sales increased 52.5% to $92.7 million in the nine months ended October 2, 2005 compared to $60.8 million in the nine months ended October 3, 2004, primarily as a result of new product introductions and the expansion of ev3’s distribution system during 2004. ev3’s U.S. direct sales force was increased from 44 persons at the beginning of 2004 to 82 persons at the beginning of 2005 with most of the growth occurring in the fourth quarter of 2004. The sales force expansion was primarily to support new product introductions that began in late 2004 and continued in the first, second and third quarters of 2005. ev3 introduced 19 new products in the first half of 2005 and two  new products in the third quarter of 2005.

Net sales of cardio peripheral products.   Net sales of ev3’s cardio peripheral products increased 47.9% to $55.9 million in the nine months ended October 2, 2005 compared to $37.8 million in the nine months ended October 3, 2004. This sales growth was primarily the result of new product introductions and the expansion of ev3’s U.S. sales force in the fourth quarter of 2004 as described above, partially offset by sales declines in older generation products. Key new product launches that contributed to the sales increase for the nine months ended October 2, 2005 included the Protégé stents, Primus stents, PTA balloon catheters, SpideRX embolic protection system, the X-Sizer thrombectomy catheter, the Diver C.E. aspiration catheter and ParaMount Mini stents. Net sales in ev3’s stent product line increased 74.5% to $25.8 million in the nine months ended October 2, 2005 compared to $14.8 million in the nine months ended October 3, 2004. This increase is attributable to the introduction of the Protégé, Primus and ParaMount Mini families of stents into the U.S. and international markets during 2004, partially offset by sales declines in older generation products. Net sales of ev3’s thrombectomy and embolic protection devices increased 65.6% to $9.4 million in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004 largely due to the introduction of the SpideRX internationally and the introduction of the X-Sizer in the United States in late 2004, partially offset by sales declines in older generation products. Net sales of ev3’s procedural support and other products increased 19.5% to $20.7 million in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004, largely due to the introduction of PTA balloon catheters in early 2005.

Net sales of neurovascular products.   Net sales of ev3’s neurovascular products increased 60.0% to $36.8 million in the nine months ended October 2, 2005 compared to $23.0 million in the nine months ended October 3, 2004, primarily as a result of volume increases in the NXT family of embolic coils and continued penetration by ev3’s microcatheters and occlusion balloon systems.  Also contributing were the United States launch and FDA approval of the Onyx liquid embolic system for the treatment of brain AVMs on July 21, 2005 and volume increases in the Onyx embolic liquids internationally. Net sales of ev3’s neuro access and delivery products increased 52.6% to $22.4 million in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004 largely as a result of volume increases across multiple product lines, including the Echelon microcatheters, the Marathon microcatheter, and the HyperForm and HyperGlide occlusion balloon systems. Net sales of ev3’s embolic products increased 72.9% to $14.4 million in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004 primarily due to the July 2005 U.S. launch of the Onyx liquid embolics for the treatment of brain AVMs, volume increases in the Onyx liquid embolics internationally and volume increases in the NXT family of embolic coils.

Net sales by geography.   Net sales in the United States increased 59.1% to $49.1 million in the nine months ended October 2, 2005 compared to $30.9 million in the nine months ended October 3, 2004. International net sales increased 45.7% to $43.6 million in the nine months ended October 2, 2005 compared to $29.9 million in nine months ended October 3, 2004 and represented 47.0% of company-wide net sales in the nine months ended October 2, 2005 compared to 49.2% in the nine months ended October 3, 2004. International net sales for the nine months ended October 2, 2005 include a favorable currency impact of approximately 2.1%, or $900 thousand, compared to the nine months ended October 3, 2004, principally resulting from the performance of the Euro against the U.S. dollar. ev3’s direct sales force operations in Europe contributed $8.5 million, or 62.0%, of the total international net sales growth, with the remainder coming from its distribution operations in the Asia Pacific markets and its direct sales force operations in Japan. The sales growth in ev3’s international markets was primarily a result of new product introductions and increased penetration.

Cost of goods sold.   Cost of goods sold increased 40.0% to $38.5 million in the nine months ended October 2, 2005 compared to $27.5 million in the nine months ended October 3, 2004 primarily as a result of increased sales, as discussed above. As a percentage of net sales, cost of goods sold decreased to 41.5% in the nine months ended October 2, 2005 compared to 45.2% in the nine months ended October 3, 2004. This decrease was primarily attributable to initiatives in ev3’s neurovascular segment.  In ev3’s cardio peripheral segment, cost of goods sold as a percentage of net sales increased to 47.5% in the nine months ended October 2, 2005 compared to 46.7% in the nine months ended October 3, 2004, primarily due to production scrap and other start up costs related to the introduction of new products. In ev3’s neurovascular segment, cost of goods sold as a percentage of net sales decreased to 32.4% in the nine months ended October 2, 2005 compared to 42.8% in the nine months ended October 3, 2004 due to increased production volumes.

Sales, general and administrative expense.   Sales, general and administrative expense increased 31.8% to $94.8 million in the nine months ended October 2, 2005 compared to $72.0 million in the nine months ended October 3, 2004. This increase was due to a $17.6 million increase in selling expenses primarily related to the increase in the U.S. direct sales force described above and an increase in expenses related to expanding ev3’s international sales presence, a $5.3 million increase in general and administrative expenses, a $2.4 million increase in marketing and distribution expenses and a $1.0 million increase in legal expenses in its cardio peripheral segment, partially offset by $3.4 million reduction in legal expenses in its neurovascular segment.

Research and development.   Research and development expense increased 1.1% to $30.7 million in the nine months ended October 2, 2005 compared to $30.3 million in the nine months ended October 3, 2004. This increase was primarily due to a $2.7 million increase in product development expenses, partially offset by a $2.2 million reduction in clinical expenses related to the completion of certain clinical trials. Research and development expenses, as a percentage of net sales, decreased to 33.1% for the nine months ended October 2, 2005 from 49.9% for the nine months ended October 3, 2004.

Amortization of intangible assets.   Amortization of intangible assets increased 6.2% to $7.9 million in the nine months ended October 2, 2005 compared to $7.4 million in the nine months ended October 3, 2004. This increase was primarily a result of additional amortizable intangible assets related to The Vertical Group May 26, 2005 contribution to ev3 LLC of shares of MTI. This contribution was accounted for under the purchase method of accounting based upon the proportionate ownership contributed to ev3 LLC and resulted in an increase in the amortizable intangible assets of approximately $3.4 million.

(Gain) loss on sale or disposal of assets, net.   ev3 incurred a loss on sale or disposal of assets of $200 thousand in the nine months ended October 2, 2005. In the nine months ended October 3, 2004, ev3 recognized a gain on sale or disposal of assets of $14.5 million resulting from the sale of intellectual property obtained in the MitraLife acquisition.

Acquired in-process research and development.   During the nine months ended October 2, 2005, ev3 incurred a charge of $868 thousand for acquired in-process research and development as a result of The Vertical Group’s contribution to ev3 LLC of shares of MTI. This contribution was accounted for under the purchase method of accounting based upon the proportionate ownership contributed to ev3 LLC. For a discussion of this amount, see Note 6 to ev3’s unaudited consolidated financial statements included in this information statement/prospectus. ev3 did not incur charges for acquired in-process research and development expense during the nine months ended October 3, 2004.

Gain on sale of investments, net.   Gain on sale of investments, net was $4.6 million in the nine months ended October 2, 2005 compared to $1.7 million in the nine months ended October 3, 2004. During the nine months ended October 2, 2005, ev3 received a $3.7 million milestone payment related to the sale of its investment in Genyx Medical, Inc. and received a $900 thousand milestone payment relating to its 2002 sale of its investment in Enteric Medical Technologies, Inc. During the nine months ended October 3, 2004, ev3 received a $1.7 milestone payment relating to its 2002 sale of its investment in Enteric Medical Technologies, Inc.

Loss from operations.   ev3’s loss from operations increased 29.6% to $80.2 million for the nine months ended October 2, 2005 compared with $61.9 million for the nine months ended October 3, 2004. ev3’s loss from operations increased $3.8 million, or 5.0%, from the nine months ended October 3, 2004 when considering the $14.5 million gain on sale of intellectual property, noted above, realized in the third quarter of 2004.

Interest (income) expense, net.   Interest (income) expense, net decreased 46.9% to $10.8 million in the nine months ended October 2, 2005 compared to $20.4 million for the nine months ended October 3, 2004. Interest (income) expense, net decreased by $9.6 million due to several factors. During the first nine months of 2004, ev3 recorded a $6.8 million charge related to beneficial conversion features arising from the minority interests’ participation in two financings of MTI during 2004 which did not re-occur during 2005. ev3’s outstanding debt balance was converted into common stock in connection with its initial public offering in June 2005, which resulted in a $1.8 million decrease in interest expense.  ev3 generated approximately $1.0 million of interest income during the third quarter of 2005 from investing the net proceeds of its initial public offering in June 2005.

Minority interest in loss of subsidiary.   Minority interest in loss of subsidiary, which represents the portion of MTI’s losses allocated to minority investors, was $1.2 million in the nine months ended October 2, 2005 and $12.0 million in the nine months ended October 3, 2004. This decrease was primarily due to lower losses at MTI in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004.

Other (income) expense, net.   Other (income) expense, net was $2.9 million in the nine months ended October 2, 2005 compared to $300 thousand in the nine months ended October 3, 2004. This increase was primarily related to increases in foreign exchange losses in the nine months ended October 2, 2005 compared to the nine months ended October 3, 2004.

Income tax benefit.   ev3 incurred a modest income tax benefit in the nine months ended October 2, 2005 related to certain of its European sales offices and incurred no income tax expense or benefit in the nine months ended October 3, 2004. ev3 recorded no provision for U.S. income taxes in the nine months ended October 2, 2005 or the nine months ended October 3, 2004 due to ev3’s history of operating losses.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value decreased 32.2% to $12.1 million in the nine months ended October 2, 2005 compared to $17.8 million in the nine months ended October 3, 2004 due to the conversion of the preferred membership units into common membership units, and subsequently into shares of common stock, on June 21, 2005 in connection with the merger of ev3 LLC with and into ev3 immediately prior to ev3’s initial public offering.  Accretion was discontinued upon conversion of the preferred units to common membership units on June 21, 2005.

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Net sales.   Net sales increased 27.6% to $86.3 million in 2004 compared to $67.6 million in 2003, primarily as a result of new product introductions and the expansion of ev3’s distribution system during 2004. ev3 increased ev3’s U.S. direct sales force from 44 persons at the beginning of 2004 to 82 persons at the end of the year with most of the growth occurring in the fourth quarter. The sales force expansion is primarily to support new product introductions that began in late 2004. ev3 introduced a total of four new products from October 1, 2004 to December 31, 2004 in either the U.S. or international markets and ev3 expects new product introductions to continue in 2005.

Net sales of cardio peripheral products.   Net sales of cardio peripheral products increased 16.5% to $52.9 million in 2004 compared to $45.4 million in 2003. This sales growth was primarily the result of new product introductions and the expansion of ev3’s U.S. sales force in the fourth quarter as described above, partially offset by sales declines in older generation products. Key new product launches during the year included the Protégé and ParaMount™ Mini™ stents, SpideRX embolic protection system, X-Sizer thrombectomy catheter system and AqWire™ guidewires.

Net sales in ev3’s stent product line increased 26.5% to $20.5 million in 2004 compared to $16.2 million in 2003. This increase is attributable to the introduction of the Protégé and ParaMount Mini families of stents into the U.S. and international markets during 2004, partially offset by sales declines in older generation products. Net sales of ev3’s thrombectomy and embolic protection devices increased $2.2 million in 2004 largely due to the introduction of the SpideRX internationally and the introduction of the X-Sizer in the United States in late 2004. The introduction of ev3’s AqWire guidewire during 2004 and the expansion of ev3’s sales force helped drive a $1.0 million increase in net sales of ev3’s procedural support products in 2004. ev3 expects cardio peripheral net sales to increase in 2005 primarily as a result of introducing several new products during the year, especially in ev3’s stent family, and continued market penetration from ev3’s recently expanded sales force.

Net sales of neurovascular products.   Net sales of ev3’s neurovascular products increased 50.4% to $33.4 million in 2004 compared to $22.2 million in 2003, primarily as a result of increased penetration of existing products, a full year of sales in the United States of the Sapphire family of embolic coils and the worldwide introduction of the Echelon Microcatheter.

ev3 experienced a $4.3 million increase in net sales of ev3’s embolic products in 2004 primarily due to a full year of sales of its Sapphire family of embolic coils in the United States, which were introduced in mid-2003. ev3 also introduced the NXT embolic coil family in Europe in early 2004. Sales of ev3’s neuro access and delivery products increased $6.9 million in 2004 due primarily to the introduction of the Echelon family of microcatheters in 2004. ev3 has strengthened its product offering in this area with the introduction during the first quarter of 2005 of additional Echelon products.

Net sales by geography.   Net sales in the United States increased 13.8% to $42.8 million in 2004 compared to $37.6 million in 2003. International net sales increased 45.0% to $43.5 million in 2004 compared to $30.0 million in 2003 and represented 50.4% of company-wide sales in 2004 compared to 44.4% in 2003. ev3’s 2004 international net sales includes a favorable currency impact of approximately $2.7 million principally resulting from the 2004 performance of the Euro against the U.S. dollar. ev3’s direct sales force operations in Europe and its distribution operations in the Asia Pacific markets each contributed approximately half of its sales growth in international markets as a result of new product introductions and increased penetration.

Cost of goods sold.   Cost of goods sold increased 31.9% to $39.9 million in 2004 compared to $30.2 million in 2003 as a result increased sales as discussed above. As a percentage of net sales, cost of goods sold increased to 46.2% of net sales in 2004 compared to 44.7% of net sales in 2003. This increase was primarily attributable to production scrap and other start-up costs related to the introduction of new products in both ev3’s cardio peripheral and neurovascular segments. In ev3’s cardio peripheral segment, cost of goods sold as a percent of net sales increased to 48.1% in 2004 compared to 46.2% in 2003 and in ev3’s neurovascular segment, cost of goods sold as a percent of sales increased to 43.1% in 2004 compared to 41.6% in 2003 for the reasons described above. ev3 expects cost of goods sold as a percentage of net sales to decline in 2005 due to higher volume in ev3’s manufacturing facilities and efficiency improvements from manufacturing initiatives.

Sales, general and administrative expense.   Sales, general and administrative expenses increased 24.9% to $103.0 million in 2004 compared to $82.5 million in 2003. Sales and marketing expenses increased $17.8 million in 2004 to support increased sales in Europe and to prepare for a significant number of new product introductions planned for early 2005 in the United States. During the fourth quarter of 2004, ev3 more than doubled its U.S. sales force to support its cardio peripheral products. In 2004, ev3 also expanded into new geographic regions and increased its sales force in Europe. The balance of the increase in sales, general and administrative expense relates primarily to increased legal costs associated with ev3’s embolic coil litigation. ev3 also incurred approximately $2.9 million in costs primarily related to the consolidation of its neurovascular manufacturing facility in Germany into its MTI operations in Irvine, California. This was similar to the level of facility closure costs incurred in 2003 related to the consolidation of two U.S. facilities. ev3 also expects to consolidate the operations of its cardio peripheral manufacturing facility in New Brighton, Minnesota into its Plymouth, Minnesota facility in 2005, but ev3 does not expect to incur any material expenses in connection with this consolidation. ev3 expects sales, general and administrative expenses to decline as a percentage of net sales as it believes its current infrastructure can support a higher level of sales.

Research and development.   Research and development expense decreased 13.8% to $38.9 million in 2004 compared to $45.1 million in 2003. Approximately half of this reduction was due to a reduction in clinical and regulatory affairs trial expenses due to the completion of certain trials primarily at MTI, and the remainder was due to savings in research and development related to facility consolidations in 2003 and the elimination of research and development spending on an asset ev3 sold in September 2004. ev3 expects research and development spending to decline as a percentage of net sales as it completes several clinical trials in 2005 while it continues to expand its sales base.

Amortization of intangible assets.   Amortization of intangible assets decreased 18.3% to $9.9 million in 2004 compared to $12.1 million in 2003. In 2003, ev3 recorded an impairment charge of $2.4 million related to intangible assets acquired in connection with ev3’s acquisitions of MitraLife and Appriva Medical, Inc. The remainder of the amortization expense in 2003 and 2004 relates primarily to amortization of developed technology from the IntraTherapeutics, Inc. and Dendron GmbH acquisitions in 2002, and as a result of step acquisition accounting related to ev3’s investment in MTI.

(Gain) loss on sale of assets, net.   Gain on sale of assets was $14.4 million in 2004 and resulted from the sale of intellectual property obtained in the MitraLife acquisition.

Acquired in-process research and development.   ev3 did not incur charges for acquired in-process research and development expense in 2004. In 2003, ev3 incurred $0.5 million in acquired in-process research and development as a result of acquisition accounting related to its additional investments in MTI.

Gain on sale of investments, net.   Gain on sale of investments, net was $1.7 million in 2004 compared to $3.4 million in 2003. In 2004, ev3 received a $1.7 million milestone payment relating to the 2002 sale of an investment in Enteric Medical Technologies, Inc. In 2003, these milestone payments totaled $14.6 million and were partially offset by an $11.2 million loss recorded from other than temporary declines in investments accounted for on a cost basis.

Interest expense, net.   Interest expense increased 100.6% to $25.4 million in 2004 compared to $12.7 million in 2003. In 2004, ev3 incurred a $6.7 million charge related to a beneficial conversion feature arising from the minority interests’ participation in two financings during the year as more fully discussed in note 12 to the combined consolidated financial statements included elsewhere in this information statement/prospectus. The remainder of the increase was primarily as a result of an additional $68 million of debt financing from ev3’s investors.

Equity loss of investee.   ev3 had no investments which were subject to equity accounting in either 2003 or 2004.

Minority interest in loss of subsidiary.   Minority interest in loss of subsidiary was $13.8 million in 2004 and $3.8 million in 2003 and represents the portion of MTI’s losses allocated to minority investors. In 2004, the minority interest in loss of subsidiary includes $6.7 million of interest expense related to a beneficial conversion feature arising from the minority interests’ participation in two financings during the year. In addition, MTI’s losses were lower in 2003 primarily due to a gain of $14.6 million recorded by MTI related to a sale of an investment.

Other income, net.   Other income, net was $1.8 million in 2004 compared to $1.6 million in 2003 and was primarily related to foreign exchange gains in both years.

Income tax expense.   ev3 incurred modest levels of income tax in 2003 and 2004 related to certain European sales offices. ev3 recorded no provision for U.S. income taxes in 2003 or 2004 due to its history of operating losses.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value was $23.8 million in 2004 compared to $7.7 million in 2003. The increase was primarily due to a full year of accretion in 2004 compared to four months of accretion in 2003. The accretion represents the increase in carrying value of preferred membership units based on the rights to which the Class A and Class B preferred membership unit holders are entitled related to a liquidation, dissolution or winding up of ev3 LLC. The accretion began when the preferred membership units were first issued at the time of the formation of ev3 LLC.

Comparison of the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Net sales.   During 2003, ev3’s business experienced significant growth. Net sales increased 82.4% to $67.6 million in 2003 compared to $37.1 million in 2002. A significant portion of the sales increase was due to a full year of sales in 2003 from acquisitions made in 2002. In addition, ev3 made significant expansions in ev3’s international distribution system during 2003.

Net sales of cardio peripheral products.   Net sales of ev3’s cardio peripheral products increased 67.2% to $45.4 million in 2003 compared to $27.2 million in 2002. Stent sales increased $14.1 million in 2003, primarily due to a full year of sales from the acquisition of IntraTherapeutics in November 2002. ev3 experienced broad volume increases across most of its product lines and geographies during the year.

Net sales of neurovascular products.   Net sales of ev3’s neurovascular products increased 123.9% to $22.2 million in 2003 compared to $9.9 million in 2002. Sales of embolic products increased $5.4 million, primarily as a result of the acquisition of Dendron in October 2002. Net sales of ev3’s neuro access and delivery products increased $6.8 million in 2003 compared with 2002. This increase was attributable to broad based volume increases across each of these product lines.

Net sales by geography.   Net sales in the United States increased 51.0% to $37.6 million in 2003 compared to $24.9 million in 2002. International net sales increased 146.7% to $30.0 million in 2003 compared to $12.2 million in 2002 and represented 44.4% of company-wide net sales in 2003 compared to 32.8% in 2002. ev3’s 2003 international net sales includes a favorable currency impact of approximately $2.8 million principally resulting from the 2003 performance of the Euro against the U.S. dollar. International sales growth was the result of increased penetration from expansion of ev3’s sales force in Europe and ev3’s distributor base in the Asia Pacific markets.

Cost of goods sold.   Cost of goods sold increased 78.5% to $30.2 million in 2003 compared to $16.9 million in 2002 as a result of increased net sales as discussed above. As a percentage of net sales, cost of goods sold decreased to 44.7% of net sales in 2003 compared to 45.7% of net sales in 2002. In ev3’s neurovascular segment, cost of goods sold as a percent of net sales decreased to 41.6% in 2003 compared to 53.5% in 2002 due primarily to economies of scale resulting from increased production volume from the 123.9% increase in neurovascular net sales described above. This decrease was primarily offset by an increase in cost of goods sold as a percent of sales in ev3’s cardio peripheral segment to 46.2% in 2003 compared to 42.8% in 2002 due to changes in sales mix resulting from acquisitions in 2002 and increased production.

Sales, general and administrative expenses.   Sales, general and administrative expenses increased 71.3% to $82.5 million in 2003 compared to $48.1 million in 2002. Increases in ev3’s sales force resulting from its acquisition of IntraTherapeutics in November 2002 and its continued expansion in the European markets increased ev3’s cardio peripheral sales and marketing expenses $21.2 million in 2003 compared to 2002. Legal costs increased by approximately $8.1 million in 2003 due primarily to ev3’s embolic coil litigation at MTI, legal work relating to ev3’s acquisition of IntraTherapeutics and the reorganization of ev3 in September 2003 that resulted in the formation of ev3 LLC. ev3 also incurred expenses of approximately $3.3 million related to the consolidation of two U.S. facilities in 2003.

Research and development.   Research and development expense increased 36.8% to $45.1 million in 2003 compared to $33.0 million in 2002. Approximately $8.5 million of this increase was due to a higher level of clinical trial and regulatory affairs activity related primarily to PLAATO, SpideRX, Onyx and several stent trials. The remainder of the increase is principally related to general increases in research and development spending.

Amortization of intangible assets.   Amortization of intangible assets decreased 30.5% to $12.1 million in 2003 from $17.4 million in 2002. The decrease in amortization expense is due to an $11.7 million goodwill impairment charge in 2002 associated with ev3’s neurovascular segment compared to a

$2.4 million impairment charge in 2003 related to impairment of MitraLife and Appriva intangible assets. This decrease was partially offset by a $4.0 million increase primarily due to a full year of amortization of intangibles related to the acquisitions of IntraTherapeutics and Dendron, both of which occurred in the fourth quarter of 2002.

(Gain) loss on sale of assets.   (Gain) loss on sale of assets was immaterial in 2003 and ev3 incurred no such gains or losses in 2002.

Acquired in-process research and development.   In 2003, ev3 incurred $0.5 million in acquired in-process research and development as a result of step acquisition accounting related to its investment in MTI. In 2002, ev3 incurred $104.2 million, primarily related to its acquisitions of Appriva, IntraTherapeutics and MitraLife. For a discussion of this amount, see note 5 in the combined consolidated financial statements included elsewhere in this information statement/prospectus.

Gain on sale of investments, net.   Gain on the sale of investments was $3.4 million in 2003 compared to $7.4 million in 2002. In 2003, ev3 received milestone payments totaling $14.6 million related to the 2002 sale of an investment in Enteric Medical Technologies, Inc. This gain was partially offset by an $11.2 million loss recorded from other than temporary declines in investments accounted for on a cost basis. In 2002, ev3 recorded a $7.4 million gain from the sale of the Enteric investment.

Interest expense, net.   Interest expense increased to $12.7 million in 2003 compared to $1.1 million in 2002. Interest expense increased as a result of an additional $92.0 million in funding from ev3’s investors in 2003 compared to 2002.

Equity loss of investee.   Equity loss of investee was $2.2 million in 2002 and is ev3’s portion of the loss incurred by EndiCOR before ev3 fully acquired it. Prior to its acquisition, ev3’s investment in EndiCOR was accounted for using the equity method of accounting. ev3 had no investments accounted for using the equity method of accounting in 2003.

Minority interest in loss of subsidiary.   Minority interest in loss of subsidiary was $13.3 million in 2002 and $3.8 million in 2003 and represents the portion of MTI’s losses allocated to ev3’s minority investors. MTI’s losses were lower in 2003 than 2002, primarily due to a gain of $14.6 million recorded by MTI related to a sale of an investment which resulted in the decrease in losses allocated to minority interest.

Other income, net.   Other income, net was $1.6 million in 2003 and was $0.2 million in 2002. Other income in 2003 and 2002 relates principally to foreign exchange translation gains.

Income tax expense.   ev3 incurred modest levels of income tax in 2002 and 2003 related to certain European sales offices. ev3 recorded no provision for U.S. income taxes in 2002 or 2003 due to its history of operating losses.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value was $7.7 million in 2003. The accretion represents the increase in carrying value of preferred membership units based on the rights to which the Class A and Class B preferred membership unit holders are entitled related to a liquidation, dissolution or winding up of ev3 LLC. The accretion began when the preferred membership units were first issued at the time of the formation of ev3 LLC. As a result, no such charges were incurred in 2002.

Liquidity and Capital Resources

Financing history.   Since inception, ev3 has generated significant operating losses. These operating losses, including cumulative non-cash charges for acquired in-process research and development of $127.0 million, have resulted in an accumulated deficit of $540.7 million as of October 2, 2005. Historically, ev3’s liquidity needs and the liquidity needs of MTI have been met separately. In general, MTI has been funded through equity private placements and the issuance of promissory notes, while ev3 has been funded through a series of preferred investments and through the issuance of demand notes to private investors and most recently its initial public offering. The following provides a discussion of ev3’s liquidity and capital resources including MTI, followed by a brief discussion of the liquidity and capital resources of MTI on an independent basis.

Cash and cash equivalents.   As of October 2, 2005, ev3 had cash, cash equivalents and short-term investments of $106.8 million.

Balance Sheet Data	As of October 2, 2005	As of December 31, 2004
	(dollars in thousands)
Cash and cash equivalents	$94,762	$20,131
Short term investments	12,010	—
Current assets	168,548	68,609
Total assets	314,554	212,046
Current liabilities excluding demand notes	35,999	36,025
Demand notes payable—related parties	—	299,453
Total liabilities	36,481	336,180
Preferred membership units	—	254,028
Total stockholders’ equity (deficit)	264,744	(394,472)

Contractual cash obligations.   At October 2, 2005, ev3 had contractual cash obligations and commercial commitments as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Purchase commitments(1)	$48,267	$13,564	$34,703	$—	$—
Operating leases(2)	10,097	3,542	4,363	2,131	61
Total	$58,364	$17,106	$39,066	$2,131	$61

(1)                 Represents commitments for minimum inventory purchases related to ev3’s distribution agreement with Invatec S.r.l. ev3 does not have any other significant purchase obligations for the delivery of goods or services or other commercial commitments.

(2)                 The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain office space, warehouse space, computers and vehicles. Portions of these payments are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at October 2, 2005. These future payments are subject to foreign currency exchange rate risk. In accordance with U.S. generally accepted accounting principles, or GAAP, ev3’s operating leases are not recognized in its consolidated balance sheet.

Operating activities.   Cash used in operations during the nine months ended October 2, 2005 was $74.3 million, reflecting primarily the net losses and increased working capital requirements during the period, partially offset by non-cash charges for depreciation and amortization and non-cash interest expense presented as accrued interest on notes payable. ev3’s net loss also reflected $4.6 million of gain recognized on the sale of investments, as discussed below. The increases in accounts receivable and inventories during the nine months ended October 2, 2005 were related to increases in sales volume during the period. ev3 expects that operations will continue to use cash during the remainder of 2005.

Investing activities.   Cash used in investing activities during the nine months ended October 2, 2005 was $19.8 million primarily due to the investment of $12.0 million in short-term investment-grade securities, the purchase of $9.9 million of property and equipment and a $3.7 million milestone payment related to a previous acquisition. The net use of cash from investing activities was reduced by the receipt of $3.7 million from the sale of certain assets by Genyx Medical, Inc., in which MTI holds a minority interest, the receipt of $2.1 million in a settlement of an acquisition dispute and the receipt of a $900 thousand milestone payment related to the 2002 sale of an investment in Enteric Medical Technologies, Inc. Historically, ev3’s capital expenditures have consisted of purchased manufacturing equipment, research and testing equipment, computer systems and office furniture and equipment. ev3 continued to make investments in property and equipment and expects to incur an additional $6.0 million in capital expenditures during the balance of 2005.

Financing activities.   Cash provided by financing activities was $168.8 million during the nine months ended October 2, 2005, consisting of $154.9 million of net proceeds received from ev3’s initial public offering of its common stock, inclusive of the underwriters’ exercise of their over-allotment option on July 20, 2005, and proceeds of $49.1 million from the issuance of demand notes. These receipts were partially offset by the repayment of $36.5 million of accrued and unpaid interest on outstanding debt with a portion of the net proceeds from ev3’s initial public offering.

Other liquidity information.   On July 20, 2005, ev3 sold 205,800 shares of common stock pursuant to the over-allotment option granted to the underwriters in connection with its initial public offering. Net proceeds to ev3 from this sale totaled $2.2 million, after deducting underwriting discounts and commissions and offering expenses.

On October 13, 2005, MTI entered into a lease for new office, research and manufacturing space. In order to provide MTI with financing to support planned facility improvements and anticipated moving expenses, ev3 agreed to provide MTI up to $2.3 million in an unsecured loan and ev3 Endovascular, Inc., its wholly owned subsidiary, has entered into a $1.0 million letter of credit with LaSalle Bank N.A., with MTI’s landlord as beneficiary. The term of the lease is approximately five years commencing on the date that the landlord substantially completes improvements to the premises as set forth in the lease. The lease also provides MTI an option to extend the term of the lease for an additional six years. The basic rental amount for the leased space is initially $68 thousand per month and increases annually over the term of the lease up to a maximum of $93 thousand per month.

On October 13, 2005, ev3 and MTI finalized the terms of the unsecured term note and MTI executed it. Under the note, MTI may make draw downs from time to time in an aggregate amount not to exceed $2.3 million. Each draw down under the note will bear interest at a floating prime rate plus 2.3% and will be due and payable in 36 consecutive monthly installments of principal, each in an amount equal to the amount of such draw down divided by 36, plus accrued interest, each due and payable on the first business day of each calendar month commencing on the later of November 1, 2005 or the first day of the month following the draw down made under the note, and continuing on the first business day of each succeeding month thereafter for 36 consecutive months, at which time the unpaid amount of the draw down and all accrued and unpaid interest will be due and payable in full. MTI has the right to prepay the outstanding principal balance and accrued and unpaid interest thereon prior to maturity, without premium or penalty. The note evidencing the loan contains customary events of default, including, without limitation, payment defaults with cure periods, bankruptcy and involuntary proceedings, monetary judgment defaults in excess of specified amounts, cross-defaults to other agreements and certain changes of control. For certain events of default related to insolvency and receivership, the entire outstanding unpaid principal balance of the note and all accrued and unpaid interest thereon will automatically become immediately due and payable. In the event of other defaults by MTI, ev3 may declare the entire outstanding unpaid principal balance of the note and all accrued and unpaid interest thereon to be immediately due and payable. Upon an event of default, ev3 may also exercise all rights and remedies under any other instrument, document, or agreement between MTI and ev3, enforce all rights and remedies under any applicable law, and offset any and all balances, credits, deposits, accounts, or monies of MTI then or thereafter with ev3, or any its obligations to

MTI arising under any agreement or arrangement between ev3 and MTI, against any amounts due to ev3 from MTI arising under the note.

ev3 Endovascular has provided MTI with a $1.0 million standby irrevocable letter of credit in favor of MTI’s landlord to provide MTI with additional financing to support its planned improvements. The letter of credit expires on September 15, 2006, but will be automatically extended for successive one-year periods thereafter, unless LaSalle Bank N.A. notifies the parties that it does not intend to renew the letter of credit for an additional year at least 30 days prior to the expiration date, as such expiration date may be extended.

As of November 21, 2005, MTI has not drawn on the loan or letter of credit.

The acquisition agreements relating to ev3’s purchase of MitraLife, Appriva Medical, Inc. and Dendron GmbH require ev3 to make additional payments to the sellers of these businesses if certain milestones related to regulatory steps in the product commercialization process are achieved. The potential milestone payments total $25.0 million, $175.0 million and $15.0 million with respect to the MitraLife, Appriva and Dendron acquisitions, respectively, during the period of 2003 to 2009. ev3 does not believe it is likely that ev3 will have obligations with respect to the MitraLife milestones in the future. ev3 has determined that the first milestone with respect to the Appriva agreement was not achieved by the January 1, 2005 milestone date and that the first milestone is not payable. On September 27, 2005, ev3 announced that it has decided to discontinue the development and commercialization of its PLAATO device, which is the technology ev3 acquired in the Appriva transaction. Although ev3 recently had obtained conditional approval from the FDA for an IDE clinical trial for the PLAATO device, ev3 determined that, due to the time, cost and risk of enrollment, the trial design ultimately mandated by the FDA was not commercially feasible for ev3 at such time. ev3 continues to keep all of its options open with regard to the future of the PLAATO technology, which may include a sale or licensing of the technology to third parties. Under the terms of the stock purchase agreement ev3 entered into in connection with its acquisition of Dendron, ev3 may be required to make additional payments which are contingent upon Dendron products achieving certain revenue targets between 2003 and 2008. In 2003, the $4.0 million revenue target for sales of Dendron products during 2003 was met. Accordingly, an additional payment to the former Dendron stockholders of $3.75 million was made in 2004. In 2004, the $5.0 million revenue target for sales of Dendron products during 2004 was met. Accordingly, a payment to the former Dendron stockholders of $3.75 million was accrued in 2004 and was paid during the second quarter of 2005. ev3 may be required to make a final payment of $7.5 million, which is contingent upon Dendron products achieving annual revenues of $25 million in any year during the period between 2003 and 2008. Any such final payment would be due in the year following the year of target achievement.

ev3’s future liquidity and capital requirements will be influenced by numerous factors, including clinical research and product development programs, receipt of and time required to obtain regulatory clearances and approvals, sales and marketing programs and continuing acceptance of its products in the marketplace. ev3 believes that the resources generated from its initial public offering are sufficient to meet its liquidity requirements through the end of fiscal 2006; however, if ev3 requires additional working capital, but is not able to raise additional funds, ev3 may be required to significantly curtail or cease ongoing operations.

On May 6, 2005, MTI entered into an asset-based credit agreement with a bank that, subject to customary covenants, can provide up to $3.0 million of cash funding based on MTI’s U.S. accounts receivable and inventory balances. The loan is collateralized by substantially all of MTI’s assets and expires in May 2007, as further described below.

MTI has received a support letter from Warburg Pincus pursuant to which Warburg Pincus has agreed to provide additional funding, up to $5.0 million, to MTI if needed to fund MTI’s operations. The Warburg Pincus commitment is effective through July 4, 2006 and will be reduced to the extent of proceeds, if any, that become available from a third party lender, including amounts available under the credit facility described above, or any amounts raised in a third party financing. ev3 has negotiated an agreement with Warburg Pincus pursuant to which ev3 has the first right to negotiate an investment in MTI to further fund MTI’s operations, if necessary. Pursuant to this agreement, ev3 has agreed with MTI to provide the unsecured loan and letter of credit described above.

In the event that ev3 requires additional working capital to fund future operations, ev3 may negotiate a financing arrangement with an independent institutional lender, sell notes to public or private investors or sell additional shares of stock or other equity securities. There is no assurance that any financing transaction will be available on terms acceptable to ev3, or at all, or that any financing transaction will not be dilutive to current stockholders. If ev3 requires additional working capital, but is not able to raise additional funds, ev3 may be required to significantly curtail or cease ongoing operations. From time to time, ev3 may also sell a given technology or intellectual property having a development timeline or development cost that is inconsistent with ev3’s investment horizon or which does not adequately complement its existing product portfolio. ev3’s future liquidity and capital requirements will be influenced by numerous factors, including the extent and duration of future operating losses, the level and timing of future sales and expenditures, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments, and the future course of intellectual property litigation. See “ev3—Legal Proceedings” and note 5 and note 16 to ev3’s consolidated financial statements included in this information statement/prospectus.

MTI Financings and Liquidity

As of October 2, 2005, ev3 owned 70.2% of the outstanding shares of common stock of MTI and therefore consolidated MTI under generally accepted accounting principles. Although all of MTI’s assets are included in ev3’s consolidated balance sheets, not all of these assets would be available to ev3 or ev3’s stockholders in the event of MTI’s liquidation. Because MTI has historically funded ev3’s operations independently from ev3, the following is a separate discussion of MTI’s financings and liquidity on a stand-alone basis. Historically, MTI has been funded through equity private placements and the issuance of promissory notes. In three separate transactions since 2002, MTI has sold 27.5 million shares of its common stock and received approximately $68 million in net proceeds.

In addition to ev3’s operations, MTI has received cash payments from two private medical device companies in which it owned a minority equity interest. In January 2005, MTI received $3.7 million as a result of the consummation of a sale of certain assets by Genyx Medical, Inc. In May 2004, MTI received $1.7 million of the amounts set aside in escrow in connection with Boston Scientific’s merger with Enteric Medical Technologies, Inc. In May 2005, MTI received $878 thousand of the remaining portion of escrowed amounts under the merger agreement. MTI expects to receive the remaining amount of approximately $850 thousand in May 2006, provided that no claims are made by Boston Scientific against the amounts in escrow.

Cash and cash equivalents.   As of October 2, 2005, MTI had cash and cash equivalents of $3.1 million.

Operating activities.   Cash used in MTI’s operations during the nine months ended October 2, 2005 was $9.2 million, reflecting primarily its loss from operations, increases in trade receivables, inventories and prepaid expenses, net of increases in accounts payable and accrued compensation, all of which reflect the general increase in the volume of MTI’s operations, and a decrease in accrued liabilities that reflects primarily payments of, and reductions in, MTI’s estimates of amounts payable pursuant to the consolidation of MTI’s German facility into its Irvine, California operations in late 2004, and to reductions in MTI’s estimate of amounts payable pursuant to a previously terminated distributor agreement. ev3 expects that MTI’s operations will continue to consume cash during a substantial portion of the remainder of 2005, and achieve a breakeven cash flow from operations in early 2006.

Investing activities.   Cash provided by MTI’s investing activities during the nine months ended October 2, 2005 was $145 thousand, primarily resulting from the receipt of $3.7 million from the sale of assets of Genyx Medical, Inc, receipt of $878 thousand in connection with Boston Scientific’s merger with Enteric Medical Technologies, Inc., and the restoration to cash of certificates of deposit, aggregating $880 thousand, that had been segregated from cash balances during the period that such certificates of deposit served as collateral for bank letters of credit which expired in 2005. Cash provided by MTI’s investing activities during the nine months ended October 2, 2005 was offset by a $3.75 million payment to the former Dendron stockholders and the acquisition of property and equipment and capitalized patent costs.

Cash provided by MTI’s financing activities during the nine months ended October 2, 2005 was $294 thousand, consisting of proceeds from purchases of stock under MTI’s Employee Stock Purchase Plan and from the exercise of stock options.

Other liquidity information.

On May 6, 2005, MTI entered into an asset-based credit facility with a bank that provides up to $3.0 million of cash funding based on MTI’s domestic accounts receivable and inventory balances. The loan is collateralized by all of MTI’s assets and expires in May 2007. In addition, MTI has received a support letter from Warburg Pincus pursuant to which Warburg Pincus has agreed to provide additional funding of up to $5.0 million to MTI, if needed, to fund MTI’s operations. The Warburg Pincus commitment is effective through July 4, 2006 and will be reduced to the extent of proceeds, if any, that become available from a third party lender, including amounts available under the credit facility described above, or any amounts raised in a third party financing. ev3 believes that MTI’s existing cash at October 2, 2005, anticipated net cash flows related to operations for the remainder of 2005 and for 2006, and the proceeds under either the credit facility or the funding commitment of Warburg Pincus, will be sufficient to fund MTI’s operations for the next twelve months. However, MTI’s future liquidity and capital requirements will be influenced by numerous factors, including, but not limited to, the timing and successful completion of the merger with MII, the extent and duration of future operating losses, the level and timing of future revenues and expenditures, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments and the future course of intellectual property litigation.  If any of these factors, either individually or in combination, prevent MTI from attaining its anticipated cash flows, MTI may need to complete a financing transaction to provide sufficient working capital. There is no assurance that any additional financing transactions will be available on terms acceptable to MTI or ev3, or at all, or that any financing transactions will not be dilutive to current MTI stockholders or ev3’s stockholders.

On October 13, 2005, MTI entered into a lease for approximately 96,400 square feet of new office, manufacturing and research facilities located in Irvine, California. MTI expects to complete its relocation to the new facility in April 2006. The lease for MTI’s current facility expired in September 2005, but is on a month-to-month basis until such time as MTI has completed its relocation to the new facility. In connection with the relocation and accompanying tenant improvements, ev3 agreed to provide MTI up to $2.3 million in an unsecured loan. The outstanding principal amount under the loan will bear interest at a floating prime rate plus 2.3%, will be payable in 36 consecutive monthly installments, plus accrued interest, after the date MTI has drawn down such amounts. In addition to the its loan, ev3 Endovascular, Inc. has provided MTI with a $1.0 million standby irrevocable letter of credit in favor of the landlord for the new facilities, to provide the MTI with additional financing to support the planned tenant improvements.

As of November 1, 2005, MTI has not drawn on the loan or letter of credit.

In connection with its acquisition of Dendron, MTI may be required to make an additional payment of $7.5 million in the event Dendron products achieve revenue targets of at least $25.0 million in any fiscal year through 2008. In addition, German taxing authorities have not audited the income tax returns of

Dendron since MTI’s acquisition of Dendron in October 2002. While ev3 believes that Dendron has made its tax filings in conformity with German tax regulations, ev3 is unable to predict what, if any, areas of inquiry might be pursued by German tax authorities in connection with an audit in general, or specifically in connection with either MTI’s acquisition of Dendron or the subsequent closure of MTI’s German manufacturing facility or whether, or to what extent, Dendron will be subject to additional liability or tax.

Critical Accounting Policies and Estimates

ev3 has adopted various accounting policies to prepare its consolidated financial statements in accordance with U.S. GAAP. ev3’s most significant accounting policies are described in Note 3 to its consolidated financial statements included elsewhere in this information statement/prospectus. The preparation of its consolidated financial statements in conformity with U.S. GAAP requires ev3 to make estimates and assumptions that affect the amounts reported in ev3’s consolidated financial statements and accompanying notes. ev3’s estimates and assumptions, including those related to bad debts, inventories, intangible assets, sales returns and discounts, and income taxes are updated as appropriate.

Certain of ev3’s more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on ev3’s historical experience, terms of existing contracts, its observance of trends in the industry, information provided by its physician customers, and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of ev3’s financial condition, changes in financial condition or results of operations.

ev3 believes that the following financial estimates are both important to the portrayal of its financial condition and results of operations and require subjective or complex judgments. Further, ev3 believes that the items discussed below are properly recorded in its consolidated financial statements for all periods presented. Management has discussed the development, selection, and disclosure of its most critical financial estimates with the audit committee of its board of directors and its independent auditors. The judgments about those financial estimates are based on information available as of the date of its consolidated financial statements. Those financial estimates include:

Revenue Recognition

ev3 recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which requires that four basic criteria must be met before sales can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. These criteria are met at the time of shipment when risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. Sales from consignment arrangements are recognized upon written acknowledgement that the product has been used by the customer indicating that a sale is complete. Its terms of sale for regular sales are typically FOB shipping point, net 30 days. Regular sales include orders from customers for replacement of customer stock, replenishment of customer consignment product, orders for a scheduled case/surgery and stocking orders.

ev3 allows customers to return defective or damaged products for credit. ev3’s estimate for sales returns is based upon contractual commitments and historical return experience which ev3 analyzes both by distribution channel and by geography and is recorded as a reduction of sales. Historically ev3’s return experience has been low with return rates approximating 3.0% of sales.

Allowance for Doubtful Accounts

ev3 makes judgments as to its ability to collect outstanding receivables and provides allowance for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding account balances and the overall quality and age of those balances not specifically reviewed. In determining the provision for invoices not specifically reviewed, ev3 analyzes historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect ev3’s future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required. ev3 maintains a large customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the health care industry were to deteriorate, resulting in an impairment of ev3’s customers’ ability to make payments, significant additional allowances could be required.

ev3’s accounts receivable balance was $23.1 million and $19.0 million, net of accounts receivable allowances, comprised of both allowances for doubtful accounts and sales returns of $3.3 million and $2.7 million, at October 2, 2005 and December 31, 2004, respectively.

Excess and Obsolete Inventory

ev3 calculates an inventory reserve for estimated obsolescence or excess inventory based on historical turnover and assumptions about future demand for its products and market conditions. ev3’s industry is characterized by regular new product development, and as such, its inventory is at risk of obsolescence following the introduction and development of new or enhanced products. ev3’s estimate and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates ev3 uses for demand are also used for near-term capacity planning and inventory purchasing and are consistent with its sales forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold. ev3’s reserve for excess and obsolete inventory was $3.8 million and $3.7 million at October 2, 2005 and December 31, 2004, respectively.

Valuation of Acquired In-Process Research and Development, Goodwill and Other Intangible Assets

When ev3 acquires another company, the purchase price is allocated, as applicable, between acquired in-process research and development (IPR&D), other identifiable intangible assets, tangible net assets and goodwill as required by U.S. GAAP. In-process research and development is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to in-process research and development and other intangible assets requires ev3 to make significant estimates that may change over time. During the nine months ended October 2, 2005, ev3 recorded an IPR&D charge of $868 thousand related to the May 26, 2005 contribution to ev3 LLC by The Vertical Group of certain shares of MTI directly held by The Vertical Group.

The income approach was used to determine the fair values of the acquired IPR&D. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to the present value. Revenue estimates were based on relative market size, expected market growth rates and market share penetration. Gross margin estimates were based on the estimated cost of the product at the time of introduction and historical gross margins for similar products offered by ev3 or by competitors in the marketplace. The estimated selling, general and administrative expenses were based on historical operating expenses of the acquired company as well as long-term expense levels based on industry comparables. The costs to complete each project were based on estimated direct project expenses as well as the remaining labor hours and related overhead costs. In arriving at the value of acquired in-process research and development projects, ev3 considered the project’s stage of completion, the complexity of the work to be completed, the costs already incurred, the remaining costs to complete the project, the contribution of core technologies, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at the present value of acquired in-process research and development as of the acquisition date was based on the time value of money and medical technology investment risk factors. The discount rates used ranged from 15% to 34%. ev3 believes that the estimated acquired in-process research and development amounts determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires ev3 to make several estimates about fair value, most of which are based on projected future cash flows. ev3’s estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on its consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $94.5 million at October 2, 2005 and December 31, 2004.

Other intangible assets consist primarily of purchased developed technology, patents, customer relationships and trademarks and are amortized over their estimated useful lives, ranging from 5 to 8 years. ev3 reviews these intangible assets for impairment annually during its fourth fiscal quarter or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $28.5 million and $31.9 million at October 2, 2005 and December 31, 2004, respectively.

The evaluation of asset impairments related to goodwill and other intangible assets require ev3 to make assumptions about future cash flows over the life of the assets being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts.

Accounting for Income Taxes

As part of the process of preparing ev3’s consolidated financial statements, ev3 is required to determine its income taxes in each of the jurisdictions in which it operates. This process involves estimating ev3’s actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on ev3’s consolidated balance sheets. ev3 must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent ev3 believes that recovery is not likely, ev3 must establish a valuation allowance. To the extent ev3 establishes a valuation allowance or increase this allowance in a period, ev3 must reflect this increase as an expense within the tax provision in its consolidated statement of operations.

Management’s judgment is required in determining ev3’s provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. ev3 will continue to monitor the realizability of its deferred tax assets and adjust the valuation allowance accordingly.

Seasonality

ev3’s business is seasonal in nature. Historically, demand for ev3’s products has been the highest in its fourth fiscal quarter. ev3 traditionally experiences lower sales volumes in its third fiscal quarter than throughout the rest of the year as a result of the European holiday schedule during the summer months.

Off-Balance Sheet Arrangements

ev3 does not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, ev3 is not materially exposed to any financing, liquidity, market or credit risk that could arise if ev3 had engaged in these arrangements.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. The statement is effective for ev3 beginning in 2006. Adoption is not expected to have a material impact on ev3’s results of operations, financial position or cash flows.

On December 16, 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period and is effective for ev3 on January 1, 2006. ev3 has not yet determined the impact of the provisions of SFAS 123(R) on its results of operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

ev3 is exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. ev3 does not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

ev3 currently has little exposure to a change in interest rates. ev3’s borrowings to date have all been at a fixed rate of interest. ev3 has no variable rate debt or lease obligations.

Foreign Currency Exchange Rate Risk

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect ev3’s financial results. In fiscal 2004 and in the nine months ended October 2, 2005, approximately 37% and 36%, respectively, of ev3’s net sales were denominated in foreign currencies. ev3 expects that foreign currencies will continue to represent a similarly significant percentage of its net sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same respective currency, thereby limiting ev3’s transaction risk exposure. ev3, therefore, believes that the risk of a significant impact on its operating income from foreign currency fluctuations is minimal. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if ev3 prices its products in the foreign currency, ev3 will receive less in U.S. dollars than it did before the rate increase went into effect. If ev3 prices its products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in its price not being competitive in a market where business is transacted in the local currency.

Approximately 72% and 68%, respectively, of ev3’s net sales denominated in foreign currencies in fiscal 2004 and in the nine months ended October 2, 2005, were derived from European Union countries and were denominated in the Euro. Additionally, ev3 has significant intercompany receivables from its foreign subsidiaries, which are denominated in foreign currencies, principally the Euro. ev3’s principal exchange rate risk therefore exists between the U.S. dollar and the Euro. Fluctuations from the beginning to the end of any given reporting period result in the remeasurement of ev3’s foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact its non-operating income/expense levels in the respective period and are reported in other (income) expense, net in its consolidated financial statements. ev3 recorded a $1.9 million foreign currency transaction gain in 2004 and a $3.0 million foreign currency transaction loss in the nine months ended October 2, 2005, related to the translation of its foreign denominated net receivables into U.S. dollars. ev3 does not currently hedge its exposure to foreign currency exchange rate fluctuations. ev3 may, however, hedge such exposure to foreign currency exchange rates in the future.

ev3—MANAGEMENT

ev3’s board of directors consists of seven members. The following table sets forth, as of October 2, 2005, certain information concerning ev3’s directors and executive officers:

Name	Age	Position
James M. Corbett	47	President and Chief Executive Officer and Director
Patrick D. Spangler	50	Chief Financial Officer and Treasurer
Michael E. Cameron	48	Vice President, Operations
Stacy Enxing Seng	41	President, Cardio Peripheral Division
Pascal E.R. Girin	45	President, International
Gerald B. Gollinger	43	Vice President, Quality and Chief Compliance Officer
L. Cecily Hines	54	Vice President, Secretary and Chief Legal Officer
Gregory Morrison	42	Vice President, Human Resources
Jeffrey J. Peters	37	Vice President, Research and Development, Cardio Peripheral Division and Chief Technology Officer
Thomas C. Wilder III	41	President, Neurovascular Division of ev3 and President, Chief Executive Officer and Acting Chief Financial Officer of MTI
Haywood D. Cochrane(1)	57	Director
Richard B. Emmitt(1)(2)	60	Director
Douglas W. Kohrs(1)(2)	47	Director
Dale A. Spencer(2)	60	Director
Thomas E. Timbie	48	Director
Elizabeth H. Weatherman(2)	45	Director

(1)                 Member of Audit Committee

(2)                 Member of Compensation Committee

Except as otherwise indicated, to the best of ev3’s knowledge, all of the persons listed above are citizens of the United States of America. During the past five years, neither ev3, nor, to the best of its knowledge, any of the executive officers or directors of ev3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of these laws. The principal business address of each director and executive officer is 4600 Nathan Lane North, Plymouth, Minnesota 55442, other than Elizabeth H. Weatherman, whose address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017, and Richard B. Emmitt, whose address is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07091.

The following is a biographical summary of the experience of ev3’s directors and executive officers:

James M. Corbett is a director of ev3 and has served as its President and Chief Executive Officer since January 2004 and was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. From October 2003 to January 2004, Mr. Corbett served as the President and Chief Operating Officer of ev3 LLC. From January 2002 to October 2003, Mr. Corbett served as ev3’s Executive Vice President and President International. Mr. Corbett has served as chairman of the board of directors of MTI since January 2002 and served as its Acting President and Chief Executive Officer from April 2002 through October 2002. From February 2001 to January 2002, Mr. Corbett worked as an independent medical device consultant. From January 1999 to

February 2001, Mr. Corbett was President and Chief Executive Officer of Home Diagnostics, Inc., a medical device company. Prior to that he served as Senior Vice President and then President for International of Boston Scientific Corporation, which followed his tenure as Vice President of International at SCIMED Life Systems, Inc. Mr. Corbett has a Bachelor of Science in Business Administration from Kansas University.

Patrick D. Spangler has served as ev3’s Chief Financial Officer and Treasurer since April 2005. From June 1997 to January 2005, Mr. Spangler served as the Executive Vice President, Chief Financial Officer and Assistant Secretary for Empi, Inc., a company specializing in rehabilitative medical devices. From January 2005 until March 2005, Mr. Spangler served as a consultant to Empi, Inc. Mr. Spangler has a Bachelor of Science in Accounting from the University of Minnesota, a Master of Business Administration from University of Chicago and a Master of Business Taxation from the University of Minnesota.

Michael E. Cameron has served as ev3’s Vice President, Operations since September 2004. From May 2003 to September 2004, Mr. Cameron served as Plant Manager for Baxter Healthcare, a medical device and services company. During his 25-year tenure at Baxter Healthcare, he served in various engineering and manufacturing roles. Mr. Cameron has a Bachelor of Science in Electrical Engineering from Ohio Northern University.

Stacy Enxing Seng has served as ev3’s President, Cardio Peripheral Division since March 2005 and previously served as ev3’s Vice President, Marketing and New Business Development. Ms. Enxing Seng has served in various positions since April 2001. From March 1999 to April 2001, she served as Vice President of Marketing for the cardiology division at Boston Scientific/SCIMED. Ms. Enxing Seng has a Bachelor of Arts in Public Policy from Michigan State University and a Master of Business Administration from Harvard University.

Pascal E.R. Girin has served as ev3’s President, International since July 2005 and previously served as our General Manager, Europe from September 2003 to July 2005. From September 1998 to August 2003, Mr. Girin served in various capacities at BioScience Europe Baxter Healthcare Corporation, most recently as Vice President. Mr. Girin received an Engineering Education at the French Ecole des Mines.

Gerald B. Gollinger has served as ev3’s Vice President, Quality and Chief Compliance Officer since May 2004 and Chief Compliance Officer since September 2004. From January 1999 to May 2004, Mr. Gollinger served as Director of Quality for Baxter Healthcare. Mr. Gollinger has a Bachelor of Science in Chemical Engineering from University of Arkansas and has continued post-graduate studies and research in chemical engineering and biotechnology.

L. Cecily Hines has served as ev3’s Vice President, Secretary and Chief Legal Officer since January 2002 and was a consultant to ev3 from July 2001 to January 2002. Ms. Hines has a Bachelor of Arts in Government from Smith College, a Master in Public Administration from New York University and a Juris Doctorate with distinction from Duke University School of Law.

Gregory Morrison has served as ev3’s Vice President, Human Resources since March 2002. From March 1999 to February 2002, Mr. Morrison served as Vice President of Organizational Effectiveness for Thomson Legal & Regulatory. Mr. Morrison has a Bachelor of Arts in English and Communications from North Adams State College and a Master of Arts in Corporate Communications from Fairfield University.

Jeffery J. Peters has served as ev3’s Vice President, Research and Development, Cardio Peripheral Division and its Chief Technology Officer since December 2003 and ev3’s Chief Technology Officer since February 2005, and was previously ev3’s Vice President of Business Development from September 2001 to December 2003. From September 1996 to September 2001, Mr. Peters was a medical technology equity research analyst for RBC Dain Rauscher Wessels. Mr. Peters has a Bachelor of Science in Mechanical Engineering and a Master of Business Administration from the University of Minnesota.

Thomas C. Wilder III has served as the President of MTI since September 2002, Chief Executive Officer of MTI since October 2002 and Acting Chief Financial Officer of MTI since December 2004. From August 1991 until August 2002, he served at Medtronic, Inc., a medical device company, most recently as the Vice President and the General Manager of its endovascular stent grafts division from January 2001 until August 2002. From August 1991 until December 2000 while at Medtronic, he held a variety of finance, business development and operations positions at U.S. and international locations, including Hong Kong, Belgium and The Netherlands. He earned a Bachelor of Arts in Economics from Stanford University and a Master in Management from Northwestern University’s J.L. Kellogg Graduate School of Management.

Haywood D. Cochrane is a director of ev3. Mr. Cochrane was a member of the board of managers of ev3 LLC from March 2005 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Mr. Cochrane served as Chief Executive Officer of CHD Meridian Corporate Healthcare, a specialized medical management company, from February 1997 to April 2004. Mr. Cochrane serves as Vice Chairman and director of I-Trax, Inc., a publicly held company, and is a director and chairman of the audit committee of the board of directors of Tripath Imaging, Inc., a publicly held company. Mr. Cochrane also serves as a director of American Esoteric Laboratories, Inc., a privately held company.

Richard B. Emmitt is a director of ev3. Mr. Emmitt was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Since 1989, Mr. Emmitt has been a Managing Director of The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry. Mr. Emmitt currently serves on the Board of Directors of American Medical Systems Holdings, Inc., MTI and Wright Medical Group, Inc., all publicly held companies, as well as of Axya Medical, Inc., BioSET, Inc., Incumed, Inc, OsteoBiologics, Inc., Solarant Medical, Inc., Spondylogix, Inc., Tepha, Inc. and SPMR, Inc., all privately held companies.

Douglas W. Kohrs is a director of ev3. Mr. Kohrs was a member of the board of managers of ev3 LLC from March 2005 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Mr. Kohrs served as Chief Executive Officer of American Medical Systems Holdings, Inc. from April 1999 until January 2005. He has served on the Board of Directors of American Medical Systems Holdings since 1999, and has been Chairman of the Board since March 2004. Mr. Kohrs currently serves as a director of Kyphon Inc., a publicly held company, as well as Disc Dynamics Inc., Pioneer Surgical Technologies and AxioMed Spine Corporation, all privately held companies.

Dale A. Spencer is a director of ev3 and also serves as a consultant to ev3. Mr. Spencer was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Mr. Spencer served as President, Chief Executive Officer and Chairman of the Board of Directors of SCIMED Life Systems Inc. prior to its merger with Boston Scientific Corporation in 1995. At Boston Scientific, Mr. Spencer served as Executive Vice President in the Office of the Chairman from 1995 to 1997 and was a member of the Board of Directors from 1995 to 1999. Since that time, Mr. Spencer has been a private investor, primarily in the medical device industry. Mr. Spencer currently serves on the Board of Directors of MTI, a publicly held company, as well as Anulex, Inc., CVRx, Inc. and Northstar Neurosciences, Inc., all privately held companies.

Thomas E. Timbie is a director of ev3. Mr. Timbie served as a Vice President of ev3 from April 2005 until June 2005 and as ev3’s Interim Chief Financial Officer from January 2005 until April 2005. Mr. Timbie was a member of the board of managers of ev3 LLC from March 2004. Since 2000, Mr. Timbie has been the President of Timbie & Company, LLC, a financial consulting firm that he founded. During 2000, Mr. Timbie was the Interim Vice President and Chief Financial Officer of e-dr. Network, Inc., a business-to-business exchange in the optical device market. Mr. Timbie currently serves on the board of directors of American Medical Systems Holdings, Inc. and Wright Medical Group, Inc., both publicly held companies. Mr. Timbie has a Bachelor of Science in Accounting from the University of Florida and a Master of Business Administration from Stetson University.

Elizabeth H. Weatherman is a director of ev3. Ms. Weatherman was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Ms. Weatherman is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. Ms. Weatherman joined Warburg Pincus’ health care group in 1988 and is currently responsible for the firm’s medical device investment activities. Ms. Weatherman currently serves on the Board of Directors of American Medical Systems Holdings, Inc., Kyphon Inc., MTI and Wright Medical Group, Inc., all publicly held companies, as well as of Bacchus Vascular, Inc. and Solarant Medical, Inc., both privately held companies.

Board of Directors and Committees

Term of Directors and Composition of Board of Directors

ev3’s board of directors consists of seven members. ev3’s board of directors is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The term of the directors will expire upon election and qualification of successor directors of the Annual Meeting of Stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.

•       ev3’s Class I directors are Messrs. Corbett and Timbie;

•       ev3’s Class II directors are Messrs. Cochrane, Emmitt and Spencer; and

•       ev3’s Class III directors are Mr. Kohrs and Ms. Weatherman.

ev3’s amended and restated certificate of incorporation and amended and restated bylaws provide that the number of its directors shall be fixed from time to time by a resolution of the majority of its board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the directors. The division of ev3’s board of directors into three classes with staggered three year terms may delay or prevent a change of its management or a change in control.

ev3 and certain of its stockholders, including Warburg Pincus, The Vertical Group and certain members of ev3’s management, are parties to a holders agreement which includes terms relating to the composition of ev3’s board. The holders agreement requires ev3 to nominate and use its best efforts to have elected to ev3’s board of directors:

•       two persons designated by Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands Commanditaire Vennootschap, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands Commanditaire Vennootschap, and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands Commanditaire Vennootschap, which ev3 refers to collectively as the Warburg Entities, and Vertical Fund I, L.P. and Vertical Fund II, L.P., which ev3 refers to together as the Vertical Funds, if the Warburg Entities, the Vertical Funds and their affiliates collectively beneficially own 20% or more of ev3 common stock; or

•       one person designated by the Warburg Entities and the Vertical Funds if the Warburg Entities, the Vertical Funds and their affiliates collectively beneficially own at least 10% but less than 20% of ev3 common stock.

Mr. Emmitt and Ms. Weatherman were the initial designees under the holders agreement. In the event any director designated by the Warburg Entities and the Vertical Funds is unable to serve or is removed or withdraws from the board, the Warburg Entities and the Vertical Funds will have the right to designate a substitute for such director. ev3 and certain of its stockholders, including certain members of ev3’s management party to the holders agreement, have agreed to take all action within ev3’s or their respective power, including the voting of shares of common stock owned by ev3 or them as is necessary to cause the election of the substitute director designated by the Warburg Entities and the Vertical Funds or to, upon the written request of the Warburg Entities and the Vertical Funds, remove with or without cause a director previously designated by such institutional investors.

Term of Executive Officers

Each officer serves at the discretion of ev3’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of ev3’s directors or executive officers.

Director Compensation

During 2004, Mr. Timbie was paid an annual fee of $24,000 for services as an independent member of the board of managers of ev3 LLC and an annual fee of $10,000 for services as chairman of its audit committee, in each case pro rated for his March 2004 appointment date, prior to his appointment as ev3’s Interim Chief Financial Officer. No other members of the board of managers of ev3 LLC received compensation for service on the board of managers, but certain members were reimbursed for out-of-pocket expenses in connection with attendance at board and committee meetings. In addition, ev3 LLC paid Mr. Spencer $321,873 in 2004 pursuant to the consulting agreement described below under “—Consulting Agreement.”

ev3 pays its directors who are not ev3 employees or associated with Warburg Pincus or The Vertical Group (which do not include Ms. Weatherman or Messrs. Corbett, Emmitt or Spencer) an annual fee of $24,000. In addition, ev3 pays each of these directors $10,000 per year for each committee of ev3’s board of directors for which they act as chairperson. ev3 also may from time to time issue shares of restricted stock to these directors or grant these directors options to purchase shares of ev3 common stock, in each case in amounts and upon terms to be determined by ev3’s board of directors. Each outside director receives an initial grant of an option to purchase 10,833 shares of ev3 common stock and an annual grant of an option to purchase 1,666 shares of ev3 common stock in each year of service thereafter. In addition, each outside director who serves as the chairperson of a committee of ev3’s board of directors receives an additional initial grant of an option to purchase 5,833 shares of ev3 common stock and an annual grant of an option to purchase 833 shares of ev3 common stock in each year of service thereafter. The exercise price of each option is the fair market value of ev3 common stock on the date of grant. All options vest 25% immediately and the remaining 75% over the following three years, with 25% vesting on each anniversary of the date of the initial grant. In 2005, upon their initial appointments to ev3’s board of directors and to the board of managers of ev3 LLC, Mr. Cochrane was granted options to purchase 100,000 membership units of ev3 LLC, including an option to purchase 35,000 membership units of ev3 LLC for his service as chairman of ev3’s audit committee, and Mr. Kohrs was granted an option to purchase 65,000 membership units of ev3 LLC which, in each case, do not give effect to ev3’s one for six reverse stock split. Other than outside directors, ev3 does not compensate its directors for serving on its board of directors or any of its committees. ev3 does, however, reimburse each member of its board of directors for out-of-pocket expenses incurred in connection with attending ev3’s board and committee meetings.

In addition, Ms. Weatherman and Messrs. Corbett, Emmitt and Spencer are members of the board of directors of MTI. Ms. Weatherman and Messrs. Corbett, Emmitt and Spencer do not receive cash compensation for their service on MTI’s board of directors, but are reimbursed for certain expenses incurred in connection with meetings of the board of directors and its committees that they attend. At the discretion of MTI’s board of directors, each non-employee director of MTI is granted options to purchase

MTI common stock under MTI’s 1996 Stock Incentive Plan. Currently, each non-employee director receives an initial grant of an option to purchase 16,000 shares of MTI common stock at the fair market value of ev3 common stock on the date of commencement of such director’s service on the board of directors. All options vest 25% immediately and the remaining 75% over the following three years, with 25% vesting on each anniversary of the date of the initial grant. Upon each re-election as a director, the non-employee directors also receive an annual grant of an option to purchase 4,000 shares of MTI common stock at the fair market value of ev3 common stock on the grant date, vesting 25% immediately and the remaining 75% over the following three years. In the event that the non-employee’s service on the board of directors terminates for any reason, all unvested options immediately terminate and all vested options must be exercised within twelve months of the termination. In 2004, Mr. Corbett, Mr. Emmitt, Mr. Spencer, and Ms. Weatherman were each granted an option to purchase 4,000 shares of MTI common stock pursuant to their re-election to MTI’s board of directors in May 2004. As of December 31, 2004, Mr. Corbett, Mr. Emmitt, Mr. Spencer and Ms. Weatherman held options to purchase 84,000, 28,000, 28,000 and 28,000 shares of MTI common stock, respectively.

Board Committees

ev3’s board of directors has an audit committee and a compensation committee, each of which has the composition and responsibilities described below.

Because Warburg Pincus owns more than 50% of the voting power of ev3 common stock, ev3 is considered a “controlled company” for the purposes of the NASDAQ listing requirements, and ev3 qualifies for, and relies on, the “controlled company” exception to the board of directors and committee composition requirements under the rules of NASDAQ. Pursuant to this exception, ev3 is exempt from the rule that requires that its board of directors be comprised of a majority of “independent directors” and the rules that require that its compensation committee be comprised solely of “independent directors.” The “controlled company” exception does not modify the independence requirements for the audit committee, and ev3 currently complies with the requirements of the Sarbanes Oxley Act and NASDAQ rules which require that ev3’s audit committee be composed of at least three independent directors.

Audit Committee.   ev3’s audit committee oversees a broad range of issues surrounding ev3’s accounting and financial reporting processes and audits of ev3’s financial statements. ev3’s audit committee:

•       assists ev3’s board in monitoring the integrity of its financial statements, its compliance with legal and regulatory requirements, its independent registered public accounting firm’s qualifications and independence, and the performance of ev3’s internal audit function and independent registered public accounting firm;

•       assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such independent registered public accounting firm;

•       provides a medium for consideration of matters relating to any audit issues; and

•       will prepare the audit committee report that the SEC rules require be included in ev3’s annual proxy statement or annual report on Form 10-K.

The members of ev3’s audit committee are Messrs. Cochrane, Emmitt and Kohrs. Mr. Cochrane is ev3’s audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes Oxley Act. ev3 believes that the composition of its audit committee meets the requirements for independence under the current requirements of the Sarbanes Oxley Act, NASDAQ and SEC rules and regulations.

Compensation Committee.   ev3’s compensation committee reviews and recommends policy relating to compensation and benefits of ev3’s officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of ev3’s chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of ev3’s compensation committee are Mr. Emmitt, Mr. Kohrs, Mr. Spencer and Ms. Weatherman. As a “controlled company” under the listing requirements of NASDAQ, ev3 is permitted, and has elected, to opt out of the NASDAQ listing requirements that would otherwise require its compensation committee to be comprised entirely of independent directors.

Special Independent Committee.   ev3’s special independent committee reviews and analyzes contracts and arrangements between ev3 and MTI. The members of the special independent committee are Messrs. Cochrane, Kohrs and Timbie, none of whom serve on the MTI board of directors or otherwise have any relationship with MTI or any interest in transactions involving business dealings between ev3 and MTI.

ev3’s board of directors may from time to time establish other committees to facilitate the management of ev3’s company and may change the composition and the responsibilities of the board’s existing committees.

Compensation Committee Interlocks and Insider Participation

None of ev3’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on ev3’s board of directors or compensation committee.

Executive Compensation

The following table sets forth summary information concerning the total compensation awarded to or earned in the year ended December 31, 2004 by ev3’s current and former chief executive officer and by each of ev3’s four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. ev3 refers to these persons elsewhere in this information statement/prospectus as ev3’s “named executive officers.”

Summary Compensation Table

				Long-Term Compensation Awards
				Securities
	Annual Compensation			Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation
James M. Corbett	2004	$340,000	$153,000	66,666	$—
President and Chief Executive Officer
Paul R. Buckman(1)	2004	$86,375	$84,906	—	$282,721 (2)
Former President and Chief Executive Officer
Pascal E.R. Girin	2004	$341,232	$29,858	5,000	$—
General Manager, Europe
Thomas C. Wilder III	2004	$265,939	$53,250	—	$—
President, Neurovascular Division of ev3 and President, Chief Executive Officer and Acting Chief Financial Officer of MTI
Stacy Enxing Seng	2004	$214,968	$58,694	15,416	$—
President, Cardio Peripheral Division
L. Cecily Hines	2004	$216,320	$37,856	5,833	$—
Vice President, Secretary and Chief Legal Officer

(1)                 Mr. Buckman resigned from his positions as President and Chief Executive Officer effective January 15, 2004, at which time Mr. Corbett was appointed President and Chief Executive Officer.

(2)                 Represents payments made to Mr. Buckman in connection with his resignation as President and Chief Executive Officer.

Option Grants in 2004

The following table sets forth information concerning option grants granted to each of the named executive officers during the year ended December 31, 2004. No stock appreciation rights were granted to these individuals. With respect to Mr. Corbett, Mr. Buckman, Mr. Girin, Ms. Enxing Seng and Ms. Hines, because there was no public trading market for ev3 common stock as of December 31, 2004, the potential realizable value of the options granted has been calculated using the initial public offering price of ev3 common stock of $14.00 per share, minus the applicable per share exercise price.

Option Grants in 2004

	Individual Grants				Potential Realizable Value
	Number of Securities Underlying Options	Percentage of Total Options Granted to Employees	Exercise Price	Expiration	at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Granted	in 2004	($/Unit)	Date	5%	10%
James M. Corbett	16,666	3.93%	$8.82	01/01/2014	$233,066	$458,188
	50,000	11.8%	$8.82	07/29/2014	699,226	1,374,620
Paul R. Buckman	—	—	—	—	—	—
Pascal E.R. Girin	5,000	1.18%	$8.82	07/19/2014	69,923	137,462
Thomas C. Wilder III	—	—	—	—	—	—
Stacy Enxing Seng	12,500	2.95%	$8.82	05/07/2014	174,807	343,655
	2,916	0.69%	$8.82	07/19/2014	40,779	80,168
L. Cecily Hines	5,833	1.38%	$8.82	07/19/2014	81,572	160,363

Aggregate Option Exercises in 2004 and Year-End Option Values

There were no option exercises by the named executive officers in 2004. The following table sets forth the number and value of unexercised options held by each named executive officer as of December 31, 2004. With respect to Mr. Corbett, Mr. Buckman, Mr. Girin, Ms. Enxing Seng and Ms. Hines, because there was no public trading market for ev3 common stock as of December 31, 2004, the value of the unexercised in-the-money options at year-end has been calculated using the initial public offering price of ev3 common stock of $14.00 per share, minus the applicable per share exercise price. With respect to Mr. Wilder, the number of securities represents the number of shares of common stock of MTI underlying unexercised options at year-end and the value of the unexercised in-the-money options at year-end has been calculated based upon the closing price of MTI common stock on the NASDAQ National Market on December 31, 2004, which was $3.75 per share.

	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
James M. Corbett	69,330	115,824	$392,599	$611,172
Paul R. Buckman	71,773	—	444,416	—
Pascal E.R. Girin	10,200	25,400	52,836	131,572
Thomas C. Wilder III	177,708	162,292	252,291	180,209
Stacy Enxing Seng	40,900	38,347	248,627	207,144
L. Cecily Hines	23,537	20,475	128,633	108,283

Employment Agreements

ev3 entered into an employee confidentiality/restrictive covenant agreements with James M. Corbett, its President and Chief Executive Officer and Patrick D. Spangler, its Chief Financial Officer and Treasurer. The agreements impose certain restrictions on the current and post-employment activities of Messrs. Corbett and Spangler. The agreements contain, among other things, a confidentiality provision that restricts disclosure by Messrs. Corbett and Spangler of ev3’s confidential and proprietary information, both during their employment with ev3 as well as to the fullest extent permitted by law after their employment is voluntarily or involuntarily terminated. A non-competition provision and a non-solicitation provision restrict the activities of Messrs. Corbett and Spangler after termination of employment with ev3 and each continues for a one-year period after termination of employment. The employment of

Messrs. Corbett and Spangler is at-will and may be terminated by ev3, Mr. Corbett or Mr. Spangler at any time with or without cause.

On May 20, 2003, ev3 entered into an employee confidentiality/restrictive covenant agreement with Paul Buckman, who at the time was serving as its President and Chief Executive Officer. Mr. Buckman resigned from these positions effective January 15, 2004. The agreement imposes certain restrictions on Mr. Buckman’s post-employment activities. The agreement includes, among other things, a confidentiality provision that restricts disclosure by Mr. Buckman of ev3’s confidential and proprietary information to the fullest extent permitted by law. In connection with Mr. Buckman’s resignation as President and Chief Executive Officer, on January 30, 2004, ev3 entered into a confidential separation agreement and general release with Mr. Buckman. Pursuant to this agreement, ev3 agreed to pay Mr. Buckman the sum equal to twelve months of his base salary, or $339,625, plus a special cash payment in the amount of $84,906, a portion of which is attributable to a partial 2003 bonus and a portion which is attributable to the other commitments made by Mr. Buckman under the agreement. In 2004, ev3 made payments to Mr. Buckman under this agreement equal to $86,375 in respect of salary and $84,906 in respect of bonus, and additional payments aggregating $282,721 in connection with his resignation.

On September 3, 2002, MTI entered into an employment agreement with Thomas C. Wilder III, who was named as MTI’s President on September 3, 2002 and who became its Chief Executive Officer on October 31, 2002. Pursuant to the terms of the agreement, Mr. Wilder receives a base salary of $250,000 per year as well as a bonus of up to 40% of his base salary based upon performance relative to goals set for MTI and for Mr. Wilder. Pursuant to the terms of the agreement, Mr. Wilder also received a one time signing bonus of $50,000, net of tax benefits paid to Mr. Wilder of $24,226, and received reimbursement for relocation costs of $71,822. Both the signing bonus and the relocation expense reimbursement were subject to repayment to MTI if Mr. Wilder’s employment had ceased due to termination or resignation within one year following the start of his employment. Additionally, Mr. Wilder will be entitled to six months’ salary as severance if his employment is terminated by MTI other than for cause or pursuant to a layoff.

Consulting Agreement

ev3 entered into a consulting agreement with Dale A. Spencer under which ev3 engaged Mr. Spencer as a consultant. The agreement provides for an initial term ending July 1, 2005, with automatic annual extensions unless terminated by either party with 30 days’ notice. Pursuant to the agreement, ev3 has agreed to pay Mr. Spencer a fee of $23,750 per month, which fee is reduced by any cash fees paid to Mr. Spencer by any of ev3’s affiliates, including MTI. In addition, ev3 is required to pay Mr. Spencer an additional $2,000 per month to defray the costs of his insurance and disability coverage benefits. In 2004, ev3 paid Mr. Spencer $321,873 in the aggregate. The agreement contains non-competition and non-solicitation covenants which restrict Mr. Spencer’s activities during the term of the agreement, as well as confidentiality provisions.

Change in Control Agreements

ev3 is a party to a change in control agreement with each of Dale A. Spencer and James M. Corbett. Mr. Spencer’s change in control agreement provides that in the event of a change in control, as defined, of ev3’s company, all of Mr. Spencer’s then unvested, non-statutory stock options or other stock awards granted to him under certain stock incentive plans will be accelerated and thereby become fully vested and immediately exercisable.

Mr. Corbett’s change in control agreement entitles him, upon the occurrence of a change in control, to base pay owed to him through such date and a pro rata portion of his bonus plan payment based on the number of months in the year worked prior to the change in control. In addition, whether or not

Mr. Corbett is offered future employment with the successor or the surviving subsidiary, Mr. Corbett would receive a lump sum payment equal to 18 months of his then-current base pay, and the full amount of his bonus plan payment for the next 18 months. However, if Mr. Corbett is employed by the successor or the surviving subsidiary, this cash payment will be deferred until the earlier of the end of the six-month period or such earlier date elected by the successor or the surviving subsidiary. Further, however, no such payment is due if Mr. Corbett’s employment is terminated for cause or by Mr. Corbett without good reason. Upon the occurrence of a change in control, Mr. Corbett’s stock options or stock awards pursuant to ev3’s stock incentive plans will be accelerated and all such options will become fully vested and immediately exercisable. Mr. Corbett would also be entitled to certain group health plan benefits, to the extent payments received by Mr. Corbett constitute parachute payments which result in an excise tax under Section 4999 of the Internal Revenue Code, gross-up payments to cover such excise tax as well as applicable taxes on such gross-up payments, outplacement services (as of the date the cash payment is due) for a cost of up to $40,000 and certain indemnification rights.

ev3 has also entered into change in control agreements with the following directors, executive officers and other management: Michael E. Cameron, Stacy Enxing Seng, Pascal E.R. Girin, Gerald B. Gollinger, L. Cecily Hines, Tamima F. Itani, Gregory Morrison, Craig G. Palmer, Jeffrey J. Peters, Peter Schaubach, Patrick D. Spangler and Thomas C. Wilder III. Under these agreements, each individual has similar salary and bonus payout, cash payment, group health plan, gross-up payments, outplacement services and indemnification rights as described above with respect to Mr. Corbett’s change in control agreement, except that the cash payment is based on 12 months and the outplacement services cover costs up to $20,000 (as of the date the cash payment is due). In addition, in the event any such individual is employed with the successor or surviving subsidiary, he or she is entitled to a lump sum cash payment equal to 12 months of then-current base pay and the full annualized amount due under the then-current bonus plan payment commitment only in the event that such employment is terminated by the successor or surviving subsidiary for any reason other than death or for cause or if the individual terminates his or her employment for good reason within 12 months following the change in control. If, on the other hand, an offer of employment is made and declined, no further benefits are payable. The stock option acceleration provision under these agreements provides that acceleration is not available if the acquiring entity or successor assumes or replaces unvested stock options or awards granted to such individual unless the individual is not offered employment with the successor or surviving subsidiary or employment is terminated under circumstances entitling the individual to the cash payment described above.

Indemnification Agreements

ev3 has entered into agreements with its directors, executive officers and certain other employees regarding indemnification. Under these agreements, ev3 is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of ev3’s directors, officers or employees. ev3 will be obligated to pay these amounts only if the officer, director or employee acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to ev3’s best interests. With respect to any criminal proceeding, ev3 will be obligated to pay these amounts only if the officer, director or employee had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Stock Plans

Predecessor Plan

The ev3 LLC 2003 Incentive Plan was adopted by ev3 LLC’s board on August 29, 2003 and subsequently approved by its members on the same date. The plan became effective on August 29, 2003. In connection with the merger of ev3 LLC with and into ev3 immediately prior to the consummation of ev3’s initial public offering, the options outstanding under ev3 LLC’s 2003 Incentive Plan were converted into options to purchase shares of ev3 common stock. Each outstanding option to purchase one membership unit of ev3 LLC was converted into an option to purchase one share of ev3 common stock, and the exercise price for each such option remained unchanged. When ev3 subsequently effected the reverse stock split, the number of shares subject to each option grant was divided by six, and the per-share option exercise price for such shares was multiplied by six. Any option to purchase a fractional share of stock was eliminated in accordance with the terms of the plan. Effective upon consummation of ev3’s initial public offering, it terminated this plan with respect to options available for grant that were not granted prior to the consummation of ev3’s initial public offering. At October 2, 2005, options to purchase a total of 3,640,407 shares of ev3 common stock were outstanding under the 2003 Incentive Plan at a weighted average exercise price of $11.35 per share.

The plan provided for the grant of options to purchase common membership units, restricted units and other unit-based awards, such as appreciation rights, phantom unit awards, the bargain purchase of units and unit bonuses. Options granted under the plan were not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Options could be granted to ev3 LLC’s members, employees, or advisors and those of any of its subsidiaries.

ev3 LLC’s board or a committee of at least two persons appointed by the board administered the plan. The administrator had the authority to determine the terms and conditions of the options, restricted units and other unit-based awards granted under the plan, including the adjustment of price per unit in the event of a recapitalization or merger, and may amend the plan or award as provided in the plan.

The maximum term of the options under the plan was ten years. The awards granted under the plan could not be transferred in any manner other than by written designation of a third party transferee in the event of death of the optionee and may be exercised during the lifetime of the optionee only by the optionee.

Generally, in the event of a change in control, the successor corporation would assume all outstanding awards. Alternatively, in lieu of requiring such assumption, ev3 LLC could provide that all outstanding awards terminate upon consummation of such change in control and accelerate or let vesting restrictions lapse on all outstanding awards at least ten days prior to the change in control and/or provide that holders of awards would receive a cash payment in respect of cancellation of their awards based on the amount, if any, by which the per share consideration being paid for the units in connection with the change in control exceeds the applicable exercise price, if any.

2005 Incentive Stock Plan

General.   ev3’s 2005 Incentive Stock Plan became effective upon the consummation of ev3’s initial public offering. Subject to adjustment as described below, 2,000,000 shares of ev3 common stock are available for issuance under the plan. Under the plan, ev3’s eligible employees, outside directors and consultants may be awarded options, stock grants, stock units or stock appreciation rights. The terms and conditions of an option, stock grant, stock unit or stock appreciation right (including any vesting or forfeiture conditions) will be set forth in the certificate evidencing the grant.

No eligible employee, outside director or consultant in any calendar year may be granted an option to purchase more than 250,000 shares of common stock or a stock appreciation right based on the appreciation with respect to more than 250,000 shares of common stock, and no stock grant or stock unit grant may be made to any eligible employee, outside director or consultant in any calendar year where the value of the stock subject to such grant exceeds $10,000,000 on the date of grant. No more than 2,000,000 shares of common stock are available for the grant of incentive stock options and no more than 500,000 shares are available for stock grants.

Any shares of common stock which remain unissued after the cancellation, expiration or exchange of an option, stock grant or stock appreciation right or which are forfeited after issuance will again be available for grants under the plan.

Administration.   The board of directors has the authority and discretion to administer, interpret and operate the plan and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards (subject to the restrictions contained in the plan) and to cancel or suspend awards, unless the board of directors appoints a committee to administer the plan. If the board of directors appoints a committee to administer the plan, such committee will have at least two members, each of whom will be a non employee director within the meaning of Rule 16b-3 of the Securities and Exchange Act of 1934, and an outside director under section 162(m) of the Internal Revenue Code. Under the terms of the plan, no option to purchase ev3 common stock may be granted at an exercise price that is less than the fair market value of its common stock on the date on which the option is granted. Fair market value will be the closing price for a share of its common stock on any date as reported in The Wall Street Journal, or if no closing price is available on such date, the closing price as so reported for the immediately preceding business day. The plan is designed so that, in the discretion of the board of directors or, if applicable, the committee, options granted under the plan may qualify under tax rules as incentive stock options under section 422 of the Internal Revenue Code or may be non-incentive stock options, which do not so qualify.

Change in Control.   If ev3 has a change in control (as defined in the plan), all conditions to the exercise of all outstanding options and stock appreciation rights and all issuance or forfeiture conditions on all outstanding stock grants and stock units will be deemed satisfied. However, ev3’s board of directors has the right, to the extent required as a part of the change in control transaction, to cancel all outstanding options, stock appreciation rights, stock grants and stock units after giving participants a reasonable period of time to exercise their outstanding options and stock appreciation rights or to take such other action as is necessary to receive common stock subject to stock grants. A change in control will effect cash payments under a cash incentive program only to the extent provided in such cash incentive program.

Adjustment of Shares.   In the event of a change in ev3’s capitalization or a transaction described in section 424(a) of the Internal Revenue Code, the board of directors has the discretion to adjust the number, kind or class of shares of ev3 common stock reserved for issuance under the plan, the number, kind or class of shares of common stock subject to awards granted under the plan, the option price of options, the right value of stock appreciation rights, as well as the payment due under stock units.

Amendment or Termination of Plan.   Generally, the plan may be amended by ev3’s board of directors to the extent it deems necessary or appropriate, but no amendment may be made on or after the effective date of a change in control which might adversely affect any rights that would otherwise vest on a change in control. Furthermore, except in connection with a change in control transaction, ev3’s board of directors does not have the right to unilaterally terminate, modify or cancel any option, stock grant, stock unit, or stock appreciation right granted under the plan, unless the eligible employee or outside director consents in writing to such termination, modification or cancellation. Unless the plan has earlier been terminated by ev3’s board of directors, no awards may be made under the plan on or after the earlier of: (1) the tenth anniversary of the effective date of the plan, or (2) the date on which all common stock reserved under the plan has been issued or is no longer available for use under the plan (on which date the plan will automatically terminate).

ev3—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to ev3 regarding the beneficial ownership of ev3 common stock as of October 2, 2005 for:

•       each person known by ev3 to beneficially own more than 5% of the outstanding shares of ev3 common stock;

•       each of ev3’s directors;

•       each of ev3’s named executive officers; and

•       all of ev3’s directors and executive officers as a group,

in each case before and after the merger.

	Shares Beneficially Owned Prior to the Merger(2)		Shares Beneficially Owned After the Merger(2)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage
Stockholders owning 5% or more:
Warburg, Pincus Equity Partners, L.P.(3)	37,401,560	76.1%	37,401,560	66.7%
Vertical Fund I, L.P.(4)	2,241,611	4.6%	2,241,611	4.0%
Vertical Fund II, L.P.(4)	560,113	1.1%	560,113	1.0%
Directors and named executive officers:
James M. Corbett(5)	92,616	*	134,767	*
Patrick D. Spangler	—	—	—	—
Stacy Enxing Seng(6)	73,664	*	73,664	*
Pascal E.R. Girin(7)	18,878	*	18,878	*
L. Cecily Hines(8)	42,484	*	42,484	*
Thomas C. Wilder III(9)	—	—	147,632	—
Paul R. Buckman	71,773	*	71,773	*
Haywood D. Cochrane(10)	7,916	*	7,916	*
Richard B. Emmitt(11)	2,801,724	5.7%	2,813,631	5.0%
Douglas W. Kohrs(12)	9,166	*	9,166	*
Dale A. Spencer(13)	197,861	*	209,768	*
Thomas E. Timbie(14)	65,414	*	65,414	*
Elizabeth H. Weatherman(15)	37,401,560	76.1%	37,413,467	66.7%
All directors and executive officers as a group (17 persons)	40,862,108	83.1%	41,087,612	73.2%

*                    Represents beneficial ownership of less than one percent of ev3 common stock.

(1)                 Unless otherwise indicated, the address for each of the stockholders in the table above is c/o ev3 Inc., 4600 Nathan Lane North, Plymouth, Minnesota 55442.

(2)                 The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable within 60 days of October 2, 2005. Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following October 2, 2005 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table.

(3)                 Includes 35,344,471 shares owned directly and 2,057,089 shares beneficially owned by two affiliated partnerships. Warburg Pincus Partners LLC, or WPP LLC, a New York limited liability company and a subsidiary of Warburg Pincus & Co., or WP, a New York general partnership, is the sole general partner of Warburg, Pincus Equity Partners, L.P., or WPEP, a Delaware limited partnership. WPEP is managed by Warburg Pincus LLC, or WP LLC, a New York limited liability company. WPEP, WPP LLC, WP and WP LLC are each referred to as a “Warburg Pincus Entity” and are collectively referred to as the “Warburg Pincus Entities”. Each of the Warburg Pincus Entities shares with the other Warburg Pincus Entities the voting and investment control of all of the shares of common stock such Warburg Pincus Entity may be deemed to beneficially own. The address of the Warburg Pincus Entities is 466 Lexington Avenue, New York, New York 10017.

(4)                 The Vertical Group, L.P., or The Vertical Group, a Delaware limited partnership, is the sole general partner of each of Vertical Fund I, L.P., a Delaware limited partnership, or VFI, and Vertical Fund II, L.P., a Delaware limited partnership, or VFII. The Vertical Group, VFI and VFII are collectively referred to as the “Vertical Group Entities”. The Vertical Group shares with VFI and VFII the voting and investment control of all of the shares of common stock VFI and VFII, respectively, may be deemed to beneficially own. There are five general partners of The Vertical Group, each of whom may be deemed to share with the Vertical Group Entities and the other general partners of The Vertical Group the voting and investment control of all of the shares of common stock The Vertical Group may be deemed to beneficially own. The five general partners of The Vertical Group are Stephen D. Baksa, Richard B. Emmitt, Yue Teh Jang, Jack W. Lasersohn and John E. Runnells. The address of the Vertical Group Entities is 25 DeForest Avenue, Summit, New Jersey 07901.

(5)                 Includes 66,395 shares prior to the merger and 104,974 shares after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(6)                 Includes 61,394 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(7)                 Consists of 18,878 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(8)                 Includes 39,628 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(9)                 Includes 146,557 shares after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(10)             Consists of 7,916 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(11)             Mr. Emmitt, one of ev3’s directors, is a general partner and a managing director of The Vertical Group. All shares indicated as owned by Mr. Emmitt prior to the merger are included because of his affiliation with the Vertical Group Entities. Mr. Emmitt may be deemed to share with the Vertical Group Entities and the other general partners of The Vertical Group the voting and investment control of all of the shares of ev3 common stock The Vertical Group may be deemed to beneficially own. Mr. Emmitt does not own any shares individually prior to the merger and disclaims beneficial ownership of all shares owned by the Vertical Group Entities. The number of shares indicated to be owned by Mr. Emmitt after the merger includes 11,907 shares subject to options exercisable as of October 2, 2005 or within 60 days thereafter. Mr. Emmit’s address is c/o The Vertical Group, 25 DeForest Avenue, Summit, New Jersey 07901. See footnote 4 above.

(12)             Consists of 9,166 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(13)             Includes 67,323 shares prior to the merger and 79,230 shares after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(14)             Consists of 65,414 shares prior to and after the merger subject to options exercisable as of October 2, 2005 or within 60 days thereafter.

(15)             Ms. Weatherman, one of ev3’s directors, is a managing director and member of WP LLC and a general partner of WP. All shares indicated as owned by Ms. Weatherman prior to the merger are included because of her affiliation with the Warburg Pincus Entities. Ms. Weatherman does not own any shares individually prior to the merger and disclaims beneficial ownership of all shares owned by the Warburg Pincus Entities. The number of shares indicated to be owned by Ms. Weatherman after the merger includes 11,907 shares subject to options exercisable as of October 2, 2005 or within 60 days thereafter. Ms. Weatherman’s address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. See footnote 3 above.

ev3—DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of ev3’s capital stock. However, you should refer to the actual terms of the capital stock contained in ev3’s amended and restated certificate of incorporation referenced below and applicable law. The following description refers to the terms of ev3’s amended and restated certificate of incorporation. ev3’s amended and restated certificate of incorporation provides that its authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share, that are undesignated as to series.

ev3 Common Stock

The holders of ev3 common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of ev3 common stock are entitled to receive ratably dividends as may be declared by its board of directors out of legally available funds. Upon ev3’s liquidation, dissolution or winding up, the holders of its common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of ev3 common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of ev3 common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of ev3 common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which ev3 may designate and issue in the future.

Preferred Shares

Under ev3’s amended and restated certificate of incorporation its board of directors has the authority, without action by ev3’s stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of ev3 common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of ev3 common stock until ev3’s board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on ev3 common stock, diluting the voting power of ev3 common stock, impairing the liquidation rights of ev3 common stock and delaying or preventing a change in control of ev3 common stock without further action by ev3’s stockholders. ev3 has no present plans to issue any shares of preferred stock.

Options

As of October 2, 2005, ev3 had outstanding options to purchase an aggregate of 3,640,407 shares of its common stock, with exercise prices ranging from $0.36 to $229.02, and a weighted average exercise price of $11.35 per share under ev3’s option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in ev3’s corporate structure.

Registration Rights

Upon consummation of ev3’s initial public offering, it entered into a registration rights agreement with certain of its stockholders, directors, officers and employees, including, among others, Warburg Pincus, The Vertical Group, Dale A. Spencer, James M. Corbett, Stacy Enxing Seng and L. Cecily Hines, which we refer to collectively as the holders. Pursuant to the registration rights agreement, ev3 agreed to:

•       use ev3’s reasonable best efforts to effect up to two registered offerings of at least $10 million each upon the demand of the holders of not less than a majority of the shares of ev3 common stock then held by the holders;

•       use ev3’s best efforts to effect up to three registrations of at least $1 million each on Form S-3, once it becomes eligible to use such form, if any holder so requests; and

•       maintain the effectiveness of each such registration statement for a period of 120 days or until the distribution of the registrable securities pursuant to the registration statement is complete.

Pursuant to the registration rights agreement, the holders also have incidental or “piggyback” registration rights with respect to any registrable shares, subject to certain volume and marketing restrictions imposed by the underwriters of ev3’s initial public offering with respect to which the rights are exercised. ev3 also agreed to use its best efforts to qualify for the use of Form S-3 for secondary sales. These rights were waived in connection with ev3’s initial public offering for a period of 180 days, subject to extension in certain circumstances, after June 16, 2005.

ev3 will bear the expenses, including the fees and disbursements of one legal counsel for the holders, in connection with the registration of the registrable securities, except for any underwriting commissions relating to the sale of the registrable securities.

Anti-takeover Provisions of Delaware Law

ev3 is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock, subject to certain exceptions. Under one such exception, Warburg Pincus and its affiliates do not constitute an “interested stockholder.” The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of ev3 common stock.

The foregoing provisions of the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of ev3’s company.

Charter and Bylaws Anti-takeover Provisions

ev3’s amended and restated bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give ev3 notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by ev3’s board of directors, its chairman or its chief executive officer and president, and will be called by its chief executive officer and president at the request of the holders of a majority of its outstanding shares of capital stock.

ev3’s amended and restated bylaws may have the effect of precluding stockholder nominations and other items of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of ev3’s company.

ev3’s amended and restated certificate of incorporation provides for the issuance by the board of directors of up to 100,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of ev3 common stock. Preferred stockholders could also make it more difficult for a third party to acquire ev3’s company. No shares of preferred stock are currently outstanding and ev3 currently has no plans to issue any shares of preferred stock.

ev3’s amended and restated certificate of incorporation provides that its board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. ev3’s classified board staggers terms of the three classes and will be implemented through one, two and three year terms for the initial three classes, followed in each case by full three year terms. With a classified board, only one third of the members of ev3’s board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of ev3’s board of directors. The amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by ev3’s board of directors, but must consist of not less than five directors. This provision will prevent stockholders from circumventing the provisions of ev3’s classified board.

Limitation on Liability of Directors and Indemnification

ev3’s amended and restated certificate of incorporation limits its directors’ liability to the fullest extent permitted under the Delaware General Corporation Law. Specifically, ev3’s directors are not liable to ev3 or its stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•       for any breach of the director’s duty of loyalty to ev3 or its stockholders;

•       for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       under Section 174 of the Delaware General Corporation Law; or

•       for any transaction from which a director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

This provision will not limit liability under state or federal securities laws.

Delaware law, and ev3’s amended and restated certificate of incorporation, provide that ev3 will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with ev3’s company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

ev3 has entered into agreements with its directors, executive officers and certain other employees regarding indemnification. Under these agreements, ev3 is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of ev3’s directors, officers or employees. ev3 will be obligated to pay these amounts only if the officer, director or employee acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to ev3’s best interests. With respect to any criminal proceeding, ev3 will be obligated to pay these amounts only if the officer, director or employee had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Transfer Agent and Registrar

ev3’s transfer agent and registrar for its common stock is Wells Fargo Shareowner Services.

NASDAQ National Market Quotation

ev3 common stock is listed on the NASDAQ National Market under the symbol “EVVV.”

MTI

Micro Therapeutics, Inc. was incorporated in California in 1993 and reincorporated in Delaware in 1996. MTI manufactures and markets minimally invasive medical devices for the diagnosis and treatment of vascular disease.

MTI is focused on endovascular technologies for the minimally invasive treatment of neurovascular disorders of the brain associated with stroke. MTI currently markets over 40 products. MTI’s customers consist primarily of neuro-radiologists and neurosurgeons.

MTI’s current products and products under development for the neurovascular market are focused on treating disorders such as aneurysms and arterial-venous malformations, or AVMs. The current portfolio consists of Sapphire, NXT and Nexus embolic coils, all of which are targeted to treat brain aneurysms; Onyx® Liquid Embolic, a proprietary material that is targeted to treat both brain aneurysms and AVMs; and a range of access and delivery products that include microcatheters, balloon systems and guidewires which allow access to small, remote blood vessels.

MTI also offers products in the peripheral vascular market, designed for less invasive treatment of blood clots. These include: (i) a broad offering of infusion catheters, microcatheters and infusion wires; and (ii) a mechanical thrombolytic device, the Castaneda Over-The-Wire Brush™, designed for rapid interventional clot disruption and dissolution through mechanical mixing of a thrombolytic drug with the clot.

Embolic Products

MTI’s embolic coils and liquid embolics are designed for controlled embolization of vascular malformations such as aneurysms and AVMs. They are delivered in a minimally invasive, or interventional, procedure in which neuro access products, consisting of microcatheters, balloon systems and guidewires, are inserted through an incision made in the femoral artery in the thigh and maneuvered through the vascular system to small blood vessels in the brain.

The conventional treatment of these conditions requires highly invasive neurosurgery, in which a portion of the skull is removed and brain tissue is manipulated to gain access to the diseased vessel. This type of surgery involves extensive blood loss and prolonged hospitalization. In a surgical procedure to treat a brain aneurysm, a clip is placed across the base, or neck, of the aneurysm for the purpose of excluding the aneurysm from further blood flow.

Surgical treatment of AVMs includes both open neurosurgery and radiosurgery.

Neuro Access and Delivery Products

MTI has lines of products that are intended to allow access to, and treatment in, difficult-to-reach anatomical locations, such as the remote, or distal, vessels in the brain, or challenging vascular structures, such as bifurcation or terminal aneurysms, which involve more than one blood vessel in the brain. These product lines include families of microcatheters, balloon systems and guidewires, certain models of which are, or will be, delivery components for Onyx and others of which are intended for delivery of coils or general interventional therapies and neuro stents. In addition to their use with our embolic coils and liquid embolics, some of these products are compatible with, and are often used with, competitors’ products.

Peripheral Blood Clot Therapy Products

MTI offers a range of microcatheters and infusion wires capable of efficient delivery of thrombolytic agents for the dissolution of blood clots. Its current offering of Cragg-McNamara Valved Infusion Catheters and ProStream Infusion Wires represents advanced technology in thrombolytic therapy for three peripheral vascular market subsegments: hemodialysis access grafts, arteries and veins.

The Castañeda Over-The-Wire Brush is designed for rapid interventional clot disruption and dissolution through mechanical mixing of a thrombolytic drug with the blood clot.

This information statement/prospectus incorporates important business and financial information about MTI from other documents that are not included in or delivered with this information statement/prospectus. For a listing of the documents incorporated by reference in this information statement/prospectus, see “Where You Can Find More Information” beginning on page 207.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

On November 14, 2005, ev3 and its wholly owned subsidiary MII entered into a merger agreement with MTI pursuant to which ev3 would acquire the shares of MTI that it does not already own. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, MII would be merged with and into MTI, with MTI continuing as the surviving corporation and a wholly owned subsidiary of ev3.

ev3, through MII, acquired a controlling interest in MTI in various investments. The investments were accounted for using the step acquisition method prescribed by ARB 51, Consolidated Financial Statements, and FAS 141, Business Combinations. Step acquisition accounting requires the allocation of the purchase price to the fair value for that proportion of the ownership interest in the net assets acquired. The excess purchase price, or goodwill, is determined as the difference between the purchase price and the fair value of the identifiable net assets acquired. As a result of these investments, ev3 held an approximate interest in MTI of 70.2% and 66.0% at October 2, 2005 and December 31, 2004, respectively. ev3 has consolidated the financial results of MTI in its historical financial statements.

Warburg Pincus and The Vertical Group directly owned an aggregate of 9,704,819 shares of MTI’s common stock, or 20.0% of the outstanding shares of MTI’s common stock as of May 1, 2005. On May 26, 2005, pursuant to a contribution and exchange agreement, Warburg Pincus and The Vertical Group contributed these shares of MTI’s common stock to ev3 LLC in exchange for 10,804,500 and 3,004,332 common membership units of ev3 LLC, respectively. These common membership units were subsequently converted into 1,800,750 and 500,722 shares of ev3 common stock, respectively, as a result of the merger of ev3 LLC into ev3 and ev3’s one for six reverse stock split effected on June 21, 2005. As a result of such merger on June 21, 2005, ev3 owns 34,041,578 shares of MTI’s common stock, or 70.2% of the outstanding shares of MTI’s common stock as of October 2, 2005. As the controlling stockholder, the contribution of the MTI shares by Warburg Pincus, which represented 15.7% of the outstanding shares of common stock of MTI as of May 26, 2005, has been accounted for as a transfer of assets between entities under common control and ev3’s consolidated financial statements included in this prospectus give effect to the contribution by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. The contribution of the MTI shares owned by The Vertical Group, which represented 4.3% of the outstanding shares of common stock of MTI as of May 26, 2005, has been accounted for under the purchase method of accounting at the date of the contribution by The Vertical Group.

The following unaudited pro forma combined condensed consolidated balance sheet as of October 2, 2005 gives effect to ev3’s proposed acquisition of all of the remaining shares of MTI’s common stock as if such acquisition occurred on October 2, 2005. The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2004 and the unaudited pro forma combined condensed consolidated statement of operations for the nine months ended October 2, 2005 give effect to ev3’s proposed acquisition of all of the remaining shares of MTI’s common stock and the May 2005 contribution of the MTI shares by The Vertical Group as if these transactions had occurred as of January 1, 2004.The unaudited pro forma information is based on the historical financial statements of ev3, giving effect to the proposed acquisition of all of the remaining shares of MTI’s common stock by ev3 and the May 2005 contribution of the MTI shares by The Vertical Group under the purchase method of accounting, and includes the adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The pro forma combined condensed consolidated balance sheet and the pro forma combined condensed consolidated statements of operations and accompanying notes are qualified in their entirety and should be read in conjunction with the historical financial statements of ev3 and MTI included or incorporated by reference in this information statement/prospectus.

The pro forma adjustments are based on estimates and assumptions available on the date of this information statement/prospectus that ev3 believes are reasonable under the circumstances. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the effective date of the acquisition. The estimates and assumptions will be adjusted, among other things, based upon completion of a valuation of the acquired intangible assets.

The pro forma combined condensed consolidated financial information has been prepared in accordance with the rules and regulations of the SEC. The pro forma combined condensed consolidated financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisition, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition been effected as of the dates indicated above.

ev3 INC.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
OCTOBER 2, 2005

	ev3 Inc. Historical		Pro Forma Adjustments	Pro Forma Combined
	(dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$94,762		$—	$94,762
Short-term investments	12,010			12,010
Accounts receivable, less allowance of $3,342	23,132		—	23,132
Inventories	31,911	b	777	32,688
Prepaid expenses and other assets	5,784		—	5,784
Other receivables	949		—	949
Total current assets	168,548		777	169,325
Restricted cash	3,363		—	3,363
Property and equipment, net	15,816		—	15,816
Goodwill	94,456	d	33,380	127,836
Other intangible assets, net	28,511	d	46,393	74,904
Other assets	3,860		—	3,860
Total assets	$314,554		$80,550	$395,104
Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$10,967		$—	$10,967
Accrued compensation and benefits	12,922		—	12,922
Accrued liabilities	12,110	e	1,500	13,610
Accrued acquisition consideration	—		—	—
Total current liabilities	35,999		1,500	37,499
Other long-term liabilities	482		—	482
Total liabilities	36,481		1,500	37,981
Commitments and contingencies	—		—	—
Minority interest	13,329	h	(13,329)	—
Stockholders’ equity (deficit)
Common stock	491	a	69	560
Additional paid in capital	805,086	a	96,967	902,053
Accumulated deficit	(540,663)	a	(418)
		c	(4,239)	(545,320)
Accumulated other comprehensive loss	(170)		—	(170)
Total stockholders’ equity	264,744		92,379	357,123
Total liabilities and stockholders’ equity	$314,554		$80,550	$395,104

ev3 INC.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Actual Historical		Pro Forma Adjustments	Pro Forma Combined
	(dollars in thousands, except per share amounts)
Net sales	$86,334		$—	$86,334
Operating expenses
Cost of goods sold	39,862	g	75	39,937
Sales, general and administrative	103,031	g	267	103,298
Research and development	38,917	g	163	39,080
Amortization of intangible assets	9,863	f	9,108	18,971
Gain on sale or disposal of assets, net	(14,364)		—	(14,364)
Total operating expenses	177,309		9,613	186,922
Loss from operations	(90,975)		(9,613)	(100,588)
Other (income) expense:
Gain on sale of investments, net	(1,728)		—	(1,728)
Interest expense, net	25,428		—	25,428
Minority interest in loss of subsidiary	(13,846)	h	13,846	—
Other income, net	(1,752)		—	(1,752)
Loss before income taxes	(99,077)		(23,459)	(122,536)
Income tax expense	196		—	196
Net loss	(99,273)		(23,459)	(122,732)
Accretion of preferred membership units to redemption value	23,826		—	23,826
Net loss attributable to common shareholders	$(123,099)		$(23,459)	$(146,558)
Net loss per common share attributed to common shareholders (basic and diluted)(1)	$(57.44)			$(15.36)
Weighted average common shares outstanding(1)	2,142,986	i	7,398,414	9,541,400

(1)                 Net loss per common share attributable to common shareholders reflects the June 21, 2005 one for six reverse stock split for all periods presented.

ev3 INC.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED OCTOBER 2, 2005

	Actual Historical		Pro Forma Adjustments	Pro Forma Combined
	(dollars in thousands, except per share amounts)
Net sales	$92,722		$—	$92,722
Operating expenses
Cost of goods sold	38,484	g	72	38,556
Sales, general and administrative	94,823	g	255	95,078
Research and development	30,653	g	156	30,809
Amortization of intangible assets	7,877	f	6,658	14,535
Loss on sale or disposal of assets, net	204		—	204
Acquired in-process research and development	868	c	(868)	—
Total operating expenses	172,909		6,273	179,182
Loss from operations	(80,187)		(6,273)	(86,460)
Other (income) expense:
Gain on sale of investments, net	(4,611)		—	(4,611)
Interest expense, net	10,833		—	10,833
Minority interest in loss of subsidiary	(1,212)	h	1,212	—
Other expense, net	2,912		—	2,912
Loss before income taxes	(88,109)		(7,485)	(95,594)
Income tax benefit	(61)		—	(61)
Net loss	(88,048)		(7,485)	(95,533)
Accretion of preferred membership units to redemption value	12,061		—	12,061
Net loss attributable to common shareholders	$(100,109)		$(7,485)	$(107,594)
Net loss per common share attributed to common shareholders (basic and diluted)(1)	$(4.99)			$(3.95)
Weighted average common shares outstanding(1)	20,069,139	i	7,163,530	27,232,669

(1)                 Net loss per common share attributable to common shareholders reflects the June 21, 2005 one for six reverse stock split for all periods presented.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

1.                 BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma combined condensed consolidated financial statements of ev3 have been prepared on the basis of assumptions relating to the allocation of consideration paid for the acquired assets and liabilities of MTI based on the best preliminary estimates of ev3’s management. The actual allocation of the amount of the consideration may differ from that reflected in these unaudited pro forma combined condensed consolidated financial statements based upon the completion of a valuation. The table below sets forth the estimated acquisition costs and estimated purchase price allocation for ev3:

	May 2005 Contribution by The Vertical Group	Proposed Acquisition of Remaining MTI Shares	Total
Estimated acquisition costs:
Fair value of ev3 common stock and common stock options issued	$8,404	$97,036	$105,440
Direct acquisition costs	50	1,500	1,550
Total purchase price	$8,454	$98,536	$106,990
Estimated purchase price allocation:
Purchase of minority interest	$2,021	$13,329	$15,350
Estimated fair value of:
Stock-based compensation	—	418	418
Inventory	104	777	881
Acquired in-process research and development	868	4,239	5,107
Identifiable intangible assets	3,395	33,380	36,775
Goodwill	2,066	46,393	48,459
	$8,454	$98,536	$106,990

2.                 PRO FORMA ADJUSTMENTS

(a)          These adjustments reflect the components of the aggregate purchase consideration and related transaction costs, which includes ev3 common stock with a market value of $94,153 and replacement stock options to be issued by ev3 to MTI common stock option holders with an estimated fair value of $2,883. The ev3 common stock will be issued in exchange for outstanding shares of MTI’s common stock, as the case may be, and ev3 common stock options will be issued in exchange for outstanding MTI common stock options. The value of the ev3 common stock is based on a per share value of approximately $13.65, calculated as the average market price of ev3 common stock during a few business days immediately preceding and subsequent to the date the proposed acquisition was publicly announced. The estimated fair value of the replacement ev3 common stock options was determined using the Black Scholes valuation model. The total estimated fair value of the replacement ev3 common stock options is $2,883, of which $418 has been recorded as compensation expense. The remaining $2,465 is included as a component of purchase price. Additional replacement ev3 common stock options with an estimated fair value of $175 will vest and be recorded as compensation expense in periods subsequent to the acquisition date.

(b)         This amount represents an adjustment to increase the carrying values of inventories to estimated fair value at the acquisition date. This amount has been excluded from the statements of operations for the year ended December 31, 2004 and the nine months ended October 2, 2005 as it is not expected to have a continuing impact on ev3.

(c)          ev3 is utilizing the income valuation approach to determine the estimated fair value of the purchased in-process research and development. ev3’s management estimates that $5,107 of the aggregate purchase price represents the fair value of purchased in-process research and development that has not yet reached technological feasibility and will have no alternative future use as of the acquisition date. Of the total purchased in-process research and development, $4,239 originates from the proposed acquisition of all of the remaining shares of MTI’s common stock by ev3 and $868 was expensed in connection with the May 2005 contribution of the MTI shares by The Vertical Group and is already reflected in the historical balance sheet. These amounts have been excluded from the statements of operations for the year ended December 31, 2004 and the nine months ended October 2, 2005 as they are not expected to have a continuing impact on ev3.

(d)         These adjustments to goodwill and other intangible assets represent the aggregate consideration paid in excess of the fair value of net tangible assets acquired. The identifiable intangible assets included in the estimated purchase price allocation set forth in Note 1 above is comprised principally of developed technology, trademarks and tradenames, and customer relationships with an estimated fair value of $33,380, and with estimated useful lives of five years. The remaining portion of the aggregate purchase price in excess of the fair value of tangible net assets is allocated to goodwill. The estimated fair value of intangible assets and goodwill is subject to adjustment following completion of a valuation. Goodwill and identifiable intangible assets arising from the acquisitions are not tax deductible. However, deferred income tax liabilities have not been provided because of ev3’s existing net deferred income tax assets which are subject to a valuation allowance.

(e)          This adjustment represents an accrual for ev3’s direct costs in connection with the acquisition.

(f)            This adjustment represents the amortization of acquired identifiable intangible assets of MTI based on estimated useful lives of five years. The amortization of acquired identifiable intangible assets will differ when the purchase price allocation is finalized based on management’s estimates considering a valuation. Intangible assets related to developed technology and trademarks and tradenames are amortized on a straight line basis. Intangible assets related to customer relationships are amortized using an accelerated method that approximates economic value consumption based on estimated cash flows.

(g)          These adjustments represent the stock-based compensation expense of $505 and $483 for the year ended December 31, 2004 and the nine months ended October 2, 2005, respectively. These amounts include the $418 of stock-based compensation expense as described in Note 2(a) above, as well as $87 and $65 of amortization of stock-based compensation for the year ended December 31, 2004 and the nine months ended October 2, 2005, respectively.

(h)         These adjustments represent the elimination of the minority interest in MTI as a result of all of the remaining shares of MTI being acquired by ev3.

(i)            These adjustments relate to the following items:

•        To reflect the increase in weighted average basic and dilutive shares outstanding as a result of ev3 common stock issued in connection with the acquisitions. Pro forma basic and diluted earnings per common share for the periods were calculated assuming that 500,722 and 6,897,692 shares of ev3 common stock were issued in connection with the May 2005 contribution of the MTI shares by The Vertical Group and ev3’s proposed acquisition of the remaining shares of MTI, respectively, at the beginning of the periods presented. The actual historical weighted average common shares outstanding for the nine months ended October 2, 2005 includes 234,884 shares related to the May 2005 contribution of the MTI shares by The Vertical Group. As a result, the pro forma weighted average common shares outstanding assumes an additional 265,838 shares issued in connection with the May 2005 transaction and 6,897,692 shares of ev3 common stock issued in connection with the proposed acquisition of the remaining shares of MTI by ev3.

•        Common shares attributable to ev3 common stock options to be issued by ev3 in connection with ev3’s proposed acquisition of the remaining shares of MTI to replace existing MTI common stock options, consisting of options to purchase 2,445,102 shares of common stock, were excluded in determining the weighted average dilutive shares outstanding for the year ended December 31, 2004 and the nine months ended October 2, 2005 because their effect was antidilutive.

COMPARISON OF RIGHTS OF
ev3 AND MTI STOCKHOLDERS

The information set forth below describes certain differences between the rights of holders of MTI common stock and ev3 common stock. Because both ev3 and MTI are organized under the laws of the State of Delaware, these differences arise principally from differences between MTI’s amended and restated certificate of incorporation and amended and restated bylaws and ev3’s amended and restated certificate of incorporation and amended and restated bylaws. Because this summary does not provide a complete description of these documents, ev3 urges you to read each of such documents in their entirety, copies of which are available, without charge, to any person, including any beneficial owner to whom this information statement/prospectus is delivered, by following the instructions listed in “Where You Can Find More Information” beginning on page 207.

Capital Stock

Authorized Stock

ev3.   ev3’s certificate of incorporation authorizes ev3 to issue 200,000,000 shares of capital stock consisting of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock. ev3’s board of directors has the authority to issue one or more series of preferred stock, having terms designated by ev3’s board. As of October 2, 2005, there were 49,147,954 shares of common stock and no shares of preferred stock outstanding. ev3 common stock is listed on the NASDAQ.

MTI.   MTI’s certificate of incorporation authorizes MTI to issue 75,000,000 shares of capital stock consisting of 70,000,000 shares of common stock and 5,000,000 shares of preferred stock, 170,000 of which have been designated as Series A Junior Participation Preferred Stock. MTI’s board of directors has the authority to issue one or more series of preferred stock, having the terms designated by MTI’s board. As of October 2, 2005, there were 48,523,736 shares of MTI common stock and no shares of preferred stock outstanding. MTI common stock is listed on NASDAQ.

Voting Rights

ev3.   Each share of ev3 common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote.

MTI.   Each share of MTI common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote.

Dividend Rights

ev3.   Subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time, the holders of ev3 common stock are entitled to receive dividends when and as declared out of funds legally available at such times and in such amounts as ev3’s board of directors may determine in its sole discretion. Holders of shares of ev3 common stock are entitled to share equally, share for share, in such dividends.

MTI.   Subject to the prior rights of holders of all classes of stock outstanding the holders of MTI common stock are entitled to receive dividends when and as declared out of funds legally available at such times and in such amounts as MTI’s board of directors may determine in its sole discretion.

Conversion Rights

ev3.   ev3 common stock does not have any conversion rights.

MTI.   MTI common stock does not have any conversion rights.

Redemption Rights

ev3.   There are no redemption rights available to holders of ev3 common stock.

MTI.   There are no redemption rights available to holders of MTI common stock.

Liquidation Rights

ev3.   Subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time and in the event of any liquidation, dissolution or winding up of ev3, voluntarily or involuntarily, the remaining assets of ev3 available for distribution to stockholders will be distributed equally per share to the holders of ev3 common stock irrespective of class, in proportion to the number of shares held by them.

MTI.   Upon liquidation, dissolution or winding up of MTI, subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time and in the event of any liquidation, dissolution or winding up, the remaining assets of MTI will be distributed to the holders of MTI common stock, pro rata based upon the number of shares of MTI common stock held by each.

Board of Directors

Number of Directors

ev3.   ev3’s bylaws provide that the number of ev3 directors will be fixed by resolution of a majority of the entire board of directors, but shall not be less than five. ev3’s board of directors is currently composed of seven members. ev3 and certain of its stockholders, including Warburg Pincus, The Vertical Group and certain members of its management, are parties to a holders agreement which includes terms relating to the composition of the ev3 board of directors. The holders agreement requires ev3 to nominate and use its best efforts to have elected to its board of directors:

•        two persons designated by Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands Commanditaire Vennootschap, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands Commanditaire Vennootschap, and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands Commanditaire Vennootschap, which we refer to collectively as the Warburg Entities, and Vertical Fund I, L.P. and Vertical Fund II, L.P., which we refer to together as the Vertical Funds, if the Warburg Entities, the Vertical Funds and their affiliates collectively beneficially own 20% or more of our common stock; or

•        one person designated by the Warburg Entities and the Vertical Funds if the Warburg Entities, the Vertical Funds and their affiliates collectively beneficially own at least 10% but less than 20% of our common stock.

MTI.   MTI’s bylaws provide that the number of MTI directors will be seven, unless and until changed by an amendment to the bylaws. However, the number of MTI directors may not exceed seven without the written consent of Warburg, Pincus Equity Partners, L.P. On May 25, 2001, MII entered into a securities purchase agreement with MTI, pursuant to which MTI is obligated to nominate and use its best efforts to cause to be elected and to remain as a director on its board of directors:

•        one person designated by MII, as long as MII owns at least 5%, but less than 10%, of the outstanding shares of MTI common stock;

•        two persons designated by MII, as long as MII owns at least 10%, but less than 20%, of the outstanding shares of MTI common stock;

•        three persons designated by MII, as long as MII owns at least 20%, but less than 30%, of the outstanding shares of MTI common stock; and

•        four persons designated by MII, as long as MII owns at least 30% of the outstanding shares of MTI common stock.

Classified Board

ev3.   ev3’s directors are divided into three classes and serve three year terms.

MTI.   MTI’s certificate of incorporation and bylaws do not provide for a classified board.

Removal of Directors

ev3.   ev3’s bylaws and certificate of incorporation provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding shares of ev3 common stock entitled to vote in an election of directors voting together as a single class.

MTI.   MTI’s bylaws and certificate of incorporation do not provide for removal of directors. Delaware law provides that any director or the entire board of directors may be removed, without or without cause, by the holders of a majority of shares then entitled to vote at an election of directors.

Other Matters

Calling Special Meetings of Stockholders

ev3.   ev3’s bylaws provide that special meetings of the ev3 stockholders may be called (1) by a majority of the ev3 board of directors, (2) by the Chairman, if there is one, (3) by the President or Chief Executive Officer or (4) upon request of one or more stockholders holding shares of ev3 common stock representing at least 50% of the combined voting power of the outstanding ev3 common stock then entitled to vote.

MTI.   MTI bylaws provide that special meetings of MTI stockholders may be called (1) by the President, (2) upon the request in writing of a majority of the board of directors or (3) upon the request in writing of stockholders possessing 10% of the voting power possessed by all of the then outstanding capital stock of any class of MTI entitled to vote.

Stockholder Action By Written Consent

ev3.   ev3’s bylaws provide that stockholders may take action by written consent without a meeting of stockholders only if consents are signed by a sufficient number of stockholders to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

MTI.   MTI’s bylaws provide that stockholders may take action by written consent without a meeting of stockholders only if consents are signed by a sufficient number of stockholders to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholders’ Rights Plan

ev3.   ev3 has not adopted a stockholders’ rights plan.

MTI.   On May 26, 1999, the board of directors of MTI approved the adoption of a stockholder rights plan and on May 26, 1999 declared a dividend distribution of one right for each outstanding share of MTI common stock to stockholders of record on the close of business on June 4, 1999. Each right entitles the registered holder to purchase from MTI a unit consisting of one one-hundredth of a share of Series A preferred stock, par value $.001 per share, at a purchase price of $60.00 per unit, subject to adjustment.

The description and terms of the rights are set forth in a rights agreement between MTI and U.S. Stock Transfer Corporation, as rights agent.

Initially, the rights attach to all MTI common stock certificates representing shares then outstanding, and no separate rights certificates are distributed. Subject to extension by the board of directors in certain circumstances, the rights will separate from the MTI common stock and a distribution date will occur upon the earlier of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, which is referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of MTI’s common stock; or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of MTI’s common stock. Until the distribution date, (1) the rights will be evidenced by the MTI common stock certificates and will be transferred with and only with such MTI common stock certificates; (2) new MTI common stock certificates issued will contain a notation incorporating the rights agreement by reference; and (3) the surrender for transfer of any certificates for MTI common stock outstanding will also constitute the transfer of the rights associated with the MTI common stock represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on June 4, 2009, unless earlier redeemed by MTI as described below. As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of the MTI common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates will represent the rights. Except as otherwise determined by the board of directors, only shares of MTI common stock issued prior to the distribution date will be issued with rights.

In the event that, at any time following the dividend date, (1) MTI is the surviving corporation in a merger with an acquiring person and its common stock is not changed or exchanged; (2) an acquiring person becomes the beneficial owner of more than 20% of the outstanding shares of MTI common stock; (3) an acquiring person engages in one or more “self-dealing” transactions as set forth in the rights agreement; or (4) during such time as there is an acquiring person, an event occurs which results in such acquiring person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a right will thereafter have the right to receive, upon exercise, MTI common stock (or, in certain circumstances, cash, property or other securities of MTI) having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or under certain circumstances specified in the rights agreement, were, beneficially owned by any acquiring person will be null and void. However, rights are not exercisable following the occurrence of any of the events set forth above until such time as the rights are no longer redeemable by MTI as set forth below. For example, at an exercise price of $60.00 per right, each right not owned by an acquiring person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120.00 worth of MTI common stock (or other consideration, as noted above) for $60.00. Assuming that the MTI common stock had a per share value of $10.00 at such time, the holder of each valid right would be entitled to purchase two shares of MTI common stock for $10.00.

A tender or exchange offer for all outstanding MTI common stock at a price and on terms determined by the board of directors prior to the purchase to be adequate and in the best interests of MTI and its stockholders (other than the acquiring person) is a permitted offer under the rights agreement. A permitted offer does not trigger the exercisability of the rights.

In the event that, at any time following the stock acquisition date, (1) MTI is acquired in a merger or other business combination transaction in which MTI is not the surviving corporation; or (2) 50% or more of MTI’s assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “triggering events.”

At any time after any person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding MTI common stock, the board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange rate of one share of MTI common stock (or a combination of cash, property, common stock or other securities having an equal value) per right, subject to adjustment. The purchase price payable, and the number of units of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution: (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock; (2) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock; or (3) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants other than those referred to above. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

At any time until ten days following the stock acquisition date, MTI may redeem the rights in whole, but not in part, at a price of $0.01 per right. After the redemption period has expired, MTI’s right of redemption may be reinstated if an acquiring person reduces its beneficial ownership to twenty percent (20%) or less of the outstanding shares of MTI common stock in a transaction or series of transactions not involving MTI. Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price. Rights are not exercisable while subject to redemption.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of MTI, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to MTI, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for MTI common stock or other consideration of MTI or for common stock of the acquiring company as described above.

Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by the board of directors of MTI prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement, except that no amendment to adjust the time period governing redemption may be made at such time as the rights are not redeemable.

The rights agreement was amended on August 18, 2003 to provide that any person who becomes a beneficial owner of 20% or more of the outstanding shares of MTI common stock by way of an agreement, transaction or understanding with a third party will not be deemed an acquiring person, so long as the MTI’s board of directors acknowledges that such agreement, transaction or understanding will not cause such person to be deemed an acquiring person.

In connection with previous acquisitions of MTI common stock and notes exchangeable for MTI common stock in May 2001, September 2002, December 2003 and June 2004 by MII, Warburg Pincus and The Vertical Group, the MTI board of directors acknowledged that none of ev3, Warburg Pincus, The

Vertial Group or MII would be deemed an acquiring person under the rights agreement as a consequence of those transactions.

Pursuant to the merger agreement, MTI has amended the rights agreement to (i) render the rights plan inapplicable to the merger agreement, (ii) ensure that none of ev3, MII or any other subsidiary of ev3 will be deemed an acquiring person under the rights agreement as a result of the merger agreement or the transactions contemplated by the merger agreement and (iii) provide that the expiration date of the rights agreement (as defined therein) will occur immediately prior to the effective time of the merger.

Amendment of Certificate of Incorporation

ev3.   Amendments to ev3’s certificate of incorporation are governed by Delaware law as described above. Delaware law generally provides that, to amend a corporation’s certificate of incorporation, the corporation’s board of directors must adopt a resolution setting forth the proposed amendment and declaring its advisability. The amendment then requires the affirmative vote of a majority of all outstanding shares.

MTI.   Amendments to MTI’s certificate of incorporation are also governed by Delaware law. However, MTI’s certificate of incorporation may not be amended in any manner which would detrimentally materially alter or change the powers, preference or special rights of the Series A preferred stock relating to MTI’s stockholder rights plan without the affirmative vote of the holders of at least majority of the outstanding shares of Series A preferred stock, voting separately as a class.

Amendment of Bylaws

ev3.   Amendments to ev3’s bylaws may be made by (1) a majority of the holders of outstanding shares entitled to vote for the board of directors, except for certain provisions of the bylaws relating to stockholder meetings, election and removal of directors and amendments to the bylaws, which require the consent of at least two-thirds of the holders of the outstanding shares entitled to vote for the board of directors, or (2) a majority of the board of directors.

MTI.   Amendments to MTI’s bylaws may be made by a majority of the entire MTI board of directors or by the affirmative vote at either an annual or special meeting by a majority of the combined voting power of the then outstanding shares of capital stock of all classes and series of MTI entitled to vote generally in the election of directors, voting as a single class.

LEGAL MATTERS

The validity of the shares of ev3 common stock being offered by this information statement/prospectus will be passed upon for ev3 by King & Spalding LLP, New York, New York. Certain United States federal income tax consequences of the merger will be passed upon for ev3 by King & Spalding LLP and for the MTI special committee by Latham & Watkins, LLP.

EXPERTS

The combined consolidated financial statements of ev3 as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 included in this information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined consolidated financial statements of ev3 for the year ended December 31, 2002 appearing in this information statement/prospectus, except as they relate to Micro Investment, LLC (a wholly owned subsidiary of ev3), have been audited by Ernst & Young LLP, an independent registered public accounting firm. Such financial statements have been so included in reliance on the report of such independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of MII (a wholly owned subsidiary of ev3) for the year ended December 31, 2002, not separately presented in this information statement/prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of ev3 LLC for the year ended December 31, 2002, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MTI and its subsidiaries incorporated in this information statement/prospectus by reference to MTI’s Annual Report on Form 10-KSB for the year ended December 31, 2004 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP previously notified the audit committee of the board of managers of ev3 LLC that during the fiscal years 2002, 2003 and 2004 certain of Ernst & Young’s affiliates performed non-audit services for certain of ev3 LLC’s subsidiaries in Austria, Belgium, Denmark and Norway which were not in accordance with the auditor independence standards of Regulation S-X and the Public Company Accounting Oversight Board. These non-audit services consisted of tax and payroll services performed by Ernst & Young’s affiliated firms in such countries. These affiliated firms made payment of the relevant value added taxes and payrolls on behalf of ev3 LLC’s subsidiaries, which involved the handling of the subsidiaries’ tax and payroll-related funds. Ernst & Young’s fees for these services aggregated approximately $5,000 for the three-year period. The services have been discontinued. As a result of a number of factors including the ministerial nature of the services provided and the de minimus amount of the fees involved, Ernst & Young and ev3 LLC’s audit committee concluded that the provision of such services has not impaired the independence of Ernst & Young.

WHERE YOU CAN FIND MORE INFORMATION

ev3 and MTI file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including ev3 and MTI, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this information statement/prospectus.

ev3 has filed with the SEC a registration statement on Form S-4 of which this information statement/prospectus forms a part. The registration statement registers the shares of ev3 common stock to be issued to MTI stockholders in connection with the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about ev3 common stock. The rules and regulations of the SEC allow ev3 and MTI to omit certain information included in the registration statement from this information statement/prospectus.

In addition, the SEC allows MTI to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this information statement/prospectus, except for any information that is superseded by information included directly in this document. This information statement/prospectus incorporates by reference the documents listed below that MTI has previously filed or will file with the SEC. They contain important information about MTI and its financial condition.

•       Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004;

•       Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 2005, July 3, 2005 and October 2, 2005;

•       Current Reports on Form 8-K filed on January 13, 2005, February 3, 2005, February 16, 2005, April 7, 2005, May 10, 2005, May 26, 2005, July 22, 2005, August 31, 2005, October 11, 2005, October 14, 2005, October 18, 2005 and November 14, 2005; and

•       The description of MTI common stock contained in the Registration Statement on Form 8-A12G under the Exchange Act filed with the SEC on January 21, 1997, together with any amendments or report filed with the SEC for the purpose of updating such description.

In addition, all future filings MTI makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this information statement/prospectus and prior to the date of the completion of the merger are deemed to be incorporated into this information statement/prospectus. Such documents are considered to be a part of this information statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

The agreement and plan of merger attached to this information statement/prospectus as Annex A is also incorporated by reference into this information statement/prospectus.

You can obtain any of the documents listed above from the SEC, through the SEC’s web site at the address described above, or MTI will provide you with copies of these documents, upon written or oral request to:

Micro Therapeutics, Inc.
2 Goodyear
Irvine, California 92618
Attention: Investor Relations
Telephone: (949) 837-3700

You may also obtain documents incorporated by reference into this information statement/prospectus by requesting them in writing or by telephone from the information agent at the following address and telephone number:

U.S. Stock Transfer Corportation
1745 Gardena Avenue
Glendale, California 91204-2291
Telephone: (800) 835-8778

These documents are available without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this information statement/prospectus forms a part.

ev3 is an SEC reporting company and it files annual, quarterly and current reports and other information with the SEC that have not been included in or delivered with this information statement/prospectus. You can obtain any of these documents from the SEC, through the SEC’s web site at the address described above, or ev3 will provide you with copies of these documents, without charge, upon written or oral request to:

ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442
Attention: Investor Relations
Telephone: (763) 398-7000

MISCELLANEOUS

This document is a prospectus of ev3 and an information statement of MTI. Neither ev3 nor MTI has authorized anyone to give any information or make any representation about the merger or ev3 or MTI that is different from, or in addition to, that contained in this information statement/prospectus or in any of the materials incorporated by reference in this information statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

ev3 Inc.

Page
Reports of Independent Registered Public Accounting Firms	F-2
Combined Consolidated Balance Sheets at December 31, 2003 and 2004 and October 2, 2005 (unaudited)	F-5
Combined Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended October 3, 2004 and October 2, 2005 (unaudited)	F-6
Combined Consolidated Statements of Members’ and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended October 2, 2005 (unaudited)	F-7
Combined Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended October 3, 2004 and October 2, 2005 (unaudited)	F-8
Notes to the Combined Consolidated Financial Statements	F-10
Financial Statement Schedule	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of ev3 LLC:

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, members’ deficit and cash flows present fairly, in all material respects, the financial position of ev3 LLC and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein with respect to December 31, 2004 and 2003 and for the years then ended when read in conjunction with the related combined consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the combined consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” as of January 1, 2003.

/s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

April 4, 2005, except for Note 2 and Note 24 as to which the date is May 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
ev3 LLC

We have audited the accompanying combined consolidated statements of operations, members’ deficit, and cash flows of ev3 LLC for the year ended December 31, 2002. Our audit also included the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. We did not audit the financial statements of Micro Investment, LLC (MII), a combined entity, which statements reflect total revenues of $12,679,000 for the year then ended. Those statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MII, is based solely on the report of the other auditor.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the 2002 financial statements referred to above present fairly, in all material respects, the combined consolidated results of operations and cash flows of ev3 LLC for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, based on our audit and the report of the other auditor, the related financial statement schedule, when considered in relation to the basic combined consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP
Minneapolis, Minnesota
April 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of ev3 LLC

In our opinion, the consolidated statements of operations, of member’s equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Micro Investment, LLC (a wholly owned subsidiary of ev3 LLC) and its subsidiaries (“MII”) for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule (to the extent MII has been included in the financial statement schedule of ev3 LLC) listed in the accompanying index for the year ended December 31, 2002, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule, not separately presented herein, are the responsibility of MII’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
Orange County, California
April 3, 2005

ev3 Inc.
COMBINED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per unit/share amounts)

	December 31,		October 2,
	2003	2004	2005
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$23,625	$20,131	$94,762
Short-term investments	—	—	12,010
Accounts receivable, less allowance of $1,574, $2,694 and $3,342, respectively	13,793	18,956	23,132
Inventories	18,354	22,500	31,911
Prepaid expenses and other assets	2,613	4,576	5,784
Other receivables	302	2,446	949
Total current assets	58,687	68,609	168,548
Restricted cash	2,400	2,638	3,363
Property and equipment, net	11,762	9,130	15,816
Goodwill	90,764	94,514	94,456
Other intangible assets, net	40,733	31,851	28,511
Other assets	2,677	5,304	3,860
Total assets	$207,023	$212,046	$314,554
Liabilities and members’ and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$7,330	$8,931	$10,967
Accrued compensation and benefits	8,322	9,523	12,922
Accrued liabilities	12,977	13,821	12,110
Accrued acquisition consideration	3,750	3,750	—
Demand notes payable—related parties	213,033	—	—
Total current liabilities	245,412	36,025	35,999
Notes payable	3,467	—	—
Demand notes payable—related parties	—	299,453	—
Other long-term liabilities	1,797	702	482
Total liabilities	250,676	336,180	36,481
Commitments and contingencies	—	—	—
Class A preferred membership units, stated value $3.56, 24,040,718 units authorized, issued and outstanding (liquidation value $87,911, $95,105, and zero as of December 31, 2003 and 2004 and October 2, 2005, respectively)	87,911	95,105	—
Class B preferred membership units, stated value $3.56, 41,077,336 units authorized, issued and outstanding (liquidation value $155,178, $178,502, and zero as of December 31, 2003 and 2004 and October 2, 2005, respectively)	142,291	158,923	—
Minority interest	11,817	16,310	13,329
Members’ and stockholders’ equity (deficit)
Members’ capital	35,128	47,927	—
Common stock, 100,000,000 shares authorized, 49,147,954 shares issued and outstanding as of October 2, 2005	—	—	491
Additional paid in capital	—	—	805,086
Accumulated deficit	(319,849)	(440,705)	(540,663)
Accumulated other comprehensive loss	(951)	(1,694)	(170)
Total members’ and stockholders’ equity (deficit)	(285,672)	(394,472)	264,744
Total liabilities and members’ and stockholders’ equity (deficit)	$207,023	$212,046	$314,554

The accompanying notes are an integral part of these combined consolidated financial statements.

ev3 Inc.
COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per unit/share amounts)

				For the nine months ended,
	For the years ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
Net sales	$37,084	$67,639	$86,334	$60,803	$92,722
Operating expenses:
Cost of goods sold	16,930	30,218	39,862	27,484	38,484
Sales, general and administrative	48,139	82,479	103,031	71,960	94,823
Research and development	32,994	45,145	38,917	30,320	30,653
Amortization of intangible assets	17,370	12,078	9,863	7,416	7,877
(Gain) loss on sale of assets, net	—	14	(14,364)	(14,495)	204
Acquired in-process research and development	104,192	488	—	—	868
Total operating expenses	219,625	170,422	177,309	122,685	172,909
Loss from operations	(182,541)	(102,783)	(90,975)	(61,882)	(80,187)
Other (income) expense:
Gain on sale of investments, net	(7,386)	(3,409)	(1,728)	(1,728)	(4,611)
Interest (income) expense, net	1,123	12,673	25,428	20,415	10,833
Equity loss of investee	2,160	—	—	—	—
Minority interest in loss of subsidiary	(13,258)	(3,808)	(13,846)	(11,982)	(1,212)
Other (income) expense, net	(172)	(1,606)	(1,752)	319	2,912
Loss before income taxes	(165,008)	(106,633)	(99,077)	(68,906)	(88,109)
Income tax expense (benefit)	172	303	196	—	(61)
Net loss	(165,180)	(106,936)	(99,273)	(68,906)	(88,048)
Accretion of preferred membership units to redemption value	—	7,651	23,826	17,792	12,061
Net loss attributable to common holders	$(165,180)	$(114,587)	$(123,099)	$(86,698)	$(100,109)
Net loss per common unit/share (basic and diluted)(a)	$(224.49)	$(130.67)	$(57.44)	$(43.07)	$(4.99)
Weighted average units/shares outstanding(a)	735,786	876,894	2,142,986	2,012,829	20,069,139

(a)           Net loss per common unit/share attributable to common holders and the weighted average common shares outstanding reflect the June 21, 2005 1-for-6 reverse stock split for all periods presented.

The accompanying notes are an integral part of these combined consolidated financial statements.

ev3 Inc.

COMBINED CONSOLIDATED STATEMENTS OF MEMBERS’ AND
STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands, except per unit/share amounts)

		Members’	Common Stock			Accumulated Other Comprehensive	Accumulated	Total Members’ and Stockholders’ Equity
	Units	Capital	Shares	Amount	APIC	Income (Loss)	Deficit	(Deficit)
Balance January 1, 2002	2,030,954	$15,413	—	$—	$—	$—	$(42,411)	$(26,998)
Expense of unit options	—	579	—	—	—	—	—	579
Put option mark to market	—	—	—	—	—	—	725	725
Units issued for acquisitions	2,890,604	7,696	—	—	—	—	—	7,696
Comprehensive loss:
Net loss						—	(165,180)	(165,180)
Cumulative translation adjustment						79	—	79
Gain on change in ownership percentage of MTI	—	—	—	—	—	—	84	84
Comprehensive loss						79	(165,096)	(165,017)
Balance as of December 31, 2002	4,921,558	$23,688	—	$—	$—	$79	$(206,782)	$(183,015)
Repurchase of members’ interests	(703,092)	(2,502)	—	—	—	—	—	(2,502)
Accretion of preferred membership units	—	—	—	—	—	—	(7,651)	(7,651)
Compensation expense on unit options	—	2,214	—	—	—	—	—	2,214
Exercise of unit options	182,262	28	—	—	—	—	—	28
Members’ contribution	5,825,468	11,700	—	—	—	—	—	11,700
Comprehensive loss:
Net loss						—	(106,936)	(106,936)
Cumulative translation adjustment						(1,030)	—	(1,030)
Gain on change in ownership percentage of MTI	—	—	—	—	—	—	1,520	1,520
Comprehensive loss						(1,030)	(105,416)	(106,446)
Balance as of December 31, 2003	10,226,196	$35,128	—	$—	$—	$(951)	$(319,849)	$(285,672)
Accretion of preferred membership units	—	—	—	—	—	—	(23,826)	(23,826)
Compensation expense on unit options	—	2,711	—	—	—	—	—	2,711
Exercise of unit options	88,262	88	—	—	—	—	—	88
Members’ contribution	4,979,032	10,000	—	—	—	—	—	10,000
Comprehensive loss:
Net loss						—	(99,273)	(99,273)
Cumulative translation adjustment						(743)	—	(743)
Gain on change in ownership of MTI	—	—	—	—	—	—	2,243	2,243
Comprehensive loss						(743)	(97,030)	(97,773)
Balance December 31, 2004	15,293,490	$47,927	—	$—	$—	$(1,694)	$(440,705)	$(394,472)
Accretion of preferred membership units (unaudited)	—	—	—	—	—	—	(12,061)	(12,061)
Compensation expense on options (unaudited)	—	1,309	—	—	1,761	—	—	3,070
Exercise of options (unaudited)	502,140	660	31,500	—	251	—	—	911
Members’ contribution (unaudited)	3,004,332	8,404	—	—	—	—	—	8,404
Conversion of preferred /common member ship units (unaudited)	(18,799,962)	(58,300)	83,918,016	839	323,550	—	—	266,089
1-for-6 reverse common stock split (unaudited)	—	—	(69,931,666)	(699)	699	—	—	—
Contribution of demand notes (unaudited)	—	—	23,159,304	231	323,999	—	—	324,230
Common stock issued in conjunction with initial public offering (unaudited)	—	—	11,970,800	120	154,826	—	—	154,946
Comprehensive loss:
Net loss (unaudited)						—	(88,048)	(88,048)
Cumulative translation adjustment (unaudited)						1,524	—	1,524
Gain on change in ownership % of MTI (unaudited)	—	—	—	—	—	—	151	151
Comprehensive loss (unaudited)						1,524	(87,897)	(86,373)
Balance October 2, 2005 (unaudited)	—	$—	49,147,954	$491	$805,086	$(170)	$(540,663)	$264,744

The accompanying notes are an integral part of these combined consolidated financial statements.

ev3 Inc.
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per unit/share amounts)

				For the nine months ended
	For the years ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net loss	$(165,180)	$(106,936)	$(99,273)	$(68,906)	$(88,048)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	19,572	16,169	15,112	10,416	10,790
Provision for bad debts	448	211	1,163	1,179	393
Provision for inventory obsolescence	936	2,100	1,403	1,416	1,775
Equity interest in loss on equity investments	2,160	—	—	—	—
Acquired in-process research and development	104,192	488	—	—	868
(Gain) loss on disposal of assets	119	12	(14,354)	(14,493)	217
Amortization of beneficial conversion feature and non-cash interest expense	—	37	6,885	6,778	—
Gain on investment	(7,386)	(3,409)	(1,728)	(1,728)	(4,611)
Stock/unit compensation expense	698	2,298	2,732	2,285	3,078
Minority interest in loss of subsidiary	(13,258)	(3,808)	(13,846)	(11,982)	(1,212)
Change in operating assets and liabilities:
Accounts receivable	(1,565)	(5,325)	(3,688)	(3,389)	(5,854)
Inventories	(1,206)	(10,857)	(5,169)	(7,050)	(11,318)
Prepaids and other assets	(1,440)	(1,264)	(8,643)	(5,424)	2,474
Accounts payable	4,754	(3,727)	885	389	3,012
Accrued expenses and other liabilities	(5,781)	(1,418)	(344)	2,710	1,984
Accrued interest on notes payable	1,304	12,551	18,736	13,660	12,156
Net cash used in operating activities	(61,633)	(102,878)	(100,129)	(74,139)	(74,296)
Investing activities
Purchase of short-term investments	—	—	—	—	(12,010)
Purchase of property and equipment	(7,132)	(4,190)	(3,172)	(2,033)	(9,913)
Purchase of patents and licenses	(931)	(1,227)	(1,327)	(1,094)	(1,150)
Proceeds from sale of assets	—	18	15,317	10,278	8
Proceeds from sale of investments	7,386	14,647	1,728	1,728	4,611
Investments	(8,070)	(3,802)	—	—	—
Proceeds from purchase price adjustments	—	3,595	—	—	—
Acquisitions, net of cash acquired	(185,267)	—	(3,750)	(3,750)	(1,626)
Restricted cash	(2,281)	(280)	(209)	(208)	(527)
Other	—	(116)	—	—	840
Net cash (used in) provided by investing activities	(196,295)	8,645	8,587	4,921	(19,767)

ev3 Inc.
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in thousands, except per unit/share amounts)

				For the nine months ended
	For the years ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
Financing activities
Proceeds from initial public offering, net	$—	$—	$—	$—	$154,946
Issuance of demand notes payable	106,895	92,283	67,684	59,314	49,100
Payments on demand notes payable	—	—	—	—	(36,475)
Members equity contributions	—	11,700	10,000	—	—
Proceeds from issuance of notes payable, net of costs	—	5,300	11,008	21,008	—
Proceeds from exercise of unit/stock options	—	28	88	79	931
Proceeds from issuance of subsidiary stock to minority shareholders	4,237	1,228	424	178	294
Net proceeds from issuance of Series A preferred units	11,268	18,102	—	—	—
Net proceeds from issuance of Series B preferred units	95,517	—	—	—	—
Other	(540)	(482)	(1,243)	(1,187)	—
Payments for redeemable equity	—	(11,381)	—	—	—
Payments for the redemption of membership units	—	(2,567)	—	—	—
Net cash provided by financing activities	217,377	114,211	87,961	79,392	168,796
Effect of exchange rate changes on cash	35	(527)	87	(75)	(102)
Net (decrease) increase in cash and cash equivalents	(40,516)	19,451	(3,494)	10,099	74,631
Cash and cash equivalents, beginning of period	44,690	4,174	23,625	23,625	20,131
Cash and cash equivalents, end of period	$4,174	$23,625	$20,131	$33,724	$94,762
Cash paid during period for interest	$23	$19	$87
Cash paid during period for income taxes	$3	$208	$74
Supplemental non-cash disclosure:
Reclassification of demand notes from current liabilities to long-term debt	$—	$—	$299,453	$—	$—
Assets acquired in conjunction with MTI step acquisition (see Note 6)	$—	$—	$—	$—	$7,536
Contribution of demand notes payable upon initial public offering (see Note 13)	$—	$—	$—	$—	$324,230
Preferred membership units converted to common stock upon initial public offering (see Note 14)	$—	$—	$—	$—	$266,089

The accompanying notes are an integral part of these combined consolidated financial statements.

ev3 Inc.
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per unit/share amounts)

1.   Description of Business

ev3 Inc. (the “Company”) is a global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders. The Company develops, manufactures and markets a wide range of products that includes stents, embolic protection devices, thrombectomy devices, balloon angioplasty catheters, foreign object retrieval devices, guidewires, embolic coils, liquid embolics, microcatheters, and occlusion balloon systems. The Company markets its products in the United States, Europe, Canada, and Japan through a direct sales force, and through distributors in certain other international markets.

2.   Basis of Presentation

The Company was formed in September 2003 to hold the ownership interests of two companies: ev3 Endovascular, Inc. (“Endovascular”) and Micro Investment, LLC (“MII”), a holding company that owned a controlling interest in Micro Therapeutics, Inc. (“MTI”) at the time of formation. MTI is a publicly traded operating company. The Company’s majority equity holder, Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (“Warburg Pincus”), owned a majority, controlling interest in both Endovascular and MII at the time of formation. In accordance with Financial Accounting Standards Board Statement (“SFAS”) 141, Business Combinations and Financial Technical Bulletin (“FTB”) 85-5, Issues related to Accounting for Business Combinations, the Company accounted for the transaction as a combination of entities under common control. The combination was accounted for on a historical cost basis as the ownership interests in the combining companies were substantially the same before and after the transaction. These combined consolidated financial statements present the combined operations of Endovascular and MII for the periods prior to September 1, 2003 and the consolidated operations of the Company thereafter.

On January 28, 2005, ev3 Inc. (“ev3”) was formed as a subsidiary of ev3 LLC. Immediately prior to the consummation of an initial public offering on June 21, 2005, ev3 LLC was merged with and into ev3, and ev3 became the holding company for all of ev3 LLC’s subsidiaries.

Prior to the consummation of the Company’s initial public offering on June 21, 2005, the Company amended and restated its certificate of incorporation to authorize 100,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. On June 21, 2005, immediately prior to the Company’s initial public offering, the Company completed a one-for-six reverse stock split of its outstanding common stock. All share and per share amounts for all periods presented in these consolidated financial statements reflect this split.

On May 26, 2005, Warburg Pincus and The Vertical Group, L.P. and certain of its affiliates (“Vertical”) contributed shares of MTI’s common stock to ev3 LLC in exchange for common membership units.

At December 31, 2004 the ownership interests in MTI were comprised as follows:

ev3 LLC	50.3%
Warburg Pincus	15.7%
Vertical	4.3%
Public shareholders	29.7%
100.0%

In accordance with SFAS 141, the contribution of the shares by Warburg Pincus is accounted for as a transfer of assets between entities under common control, resulting in the retention of historical based accounting. The combined consolidated financial statements give effect to the contribution of MTI shares owned by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. As a result, the combined consolidated financial statements are presented as if the Company held a 66.0% interest in MTI at December 31, 2004. The contribution of the MTI shares owned by Vertical will be accounted for under the purchase method of accounting on the contribution date and is not given effect in the Company’s combined consolidated financial statements.

The number of membership units of the Company to be issued in exchange for the MTI shares directly held by Warburg Pincus was determined based on fair value. Fair value of the MTI shares contributed was measured as the average closing price per share of MTI’s common stock on the NASDAQ National Market for the twenty trading days from and including the date the registration statement with respect to the initial public offering was first filed by ev3 with the Securities and Exchange Commission. Fair value of the Company’s equity issued in exchange for the MTI shares was based on the midpoint of the range of estimated initial public offering prices per share, after consideration of the reverse stock split.

Interim Financial Statements (unaudited)—The combined consolidated balance sheet as of October 2, 2005, the combined consolidated statements of operations and cash flows for the nine months ended October 3, 2004 and October 2, 2005, and the combined consolidated statement of members’ deficit for the nine months ended October 2, 2005 have been prepared by the Company without audit. The amounts as of and for the nine months ended October 3, 2004 and October 2, 2005 included within the notes to the Combined Consolidated Financial Statements have also been prepared by the Company without audit. In the opinion of the Company’s management, all adjustments (which include only normal recurring adjustments) necessary for a fair statement of the financial position, results of operations and cash flows, and changes in stockholders’ equity at October 2, 2005 and for the periods ended October 3, 2004 and October 2, 2005 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year.

3.   Summary of Significant Accounting Policies

Principles of Consolidation

The combined consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and other subsidiaries in which it maintains a controlling interest. All significant intercompany balances and transactions have been eliminated. At December 31, 2004, there is a minority interest of 34.0% in MTI. The minority shareholders of MTI have the right to receive their proportionate share of MTI’s equity and in turn absorb a proportionate share of MTI’s losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are stated at cost, which approximates fair market value.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for credit losses when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding account balances and the overall quality and age of those balances not specifically reviewed. In determining the allowance required, the Company analyzes historical collection experience and current economic trends. If the historical data used to calculate the allowance for doubtful accounts does not reflect the Company’s future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required.

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

Restricted Cash

Restricted cash consists of various deposits supporting credit arrangements.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of capital leases and leasehold improvements is provided on a straight-line basis over the estimated lives of the related assets or the life of the lease, whichever is shorter, and generally ranges from three to seven years. Machinery and other equipment are depreciated over three to ten years, computer hardware and software are depreciated over three to five years, furniture and fixtures over five to seven years and leasehold improvements are amortized over the life of the lease. Construction in process is not depreciated until the related asset is put into use.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that indicate that the carrying amount of goodwill may be impaired. The Company has two reporting units: Cardio Peripheral and Neurovascular, the same as the Company’s operating segments. When evaluating whether goodwill is impaired, the fair value of the reporting unit to which the goodwill is assigned is compared to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss, if any, is calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. Fair value of the reporting unit is based on various valuation techniques, including the discounted value of estimated future cash flows.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

Long-lived assets such as property, equipment, and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. Where available, quoted market prices are used to determine fair market value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized.

Investments

The Company has made certain strategic investments in companies in various stages of development and accounts for these investments under the cost or equity method of accounting, as appropriate. The valuation of investments accounted for under the cost method is based on all available financial information related to the investee, including valuations based on recent third party equity investments in the investee. If an unrealized loss on any investment is considered to be other than temporary, the loss is recognized in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss. All investments are reviewed for changes in circumstances or occurrence of events that suggest the Company’s investment may not be recoverable.

Revenue Recognition

The Company sells the majority of its products via direct shipment to hospitals or clinics. Sales are made through the Company’s direct sales force, distributors, or through consignment arrangements with hospitals and clinics. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. These criteria are met at the time of shipment when the risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. Revenue from consignment arrangements is recognized based on product usage indicating the sale is complete. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

Sales to distributors are recognized at the time of shipment, provided that the Company has received an order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured and the Company can reasonably estimate returns. Non-refundable fees received from distributors upon entering into multi-year distribution agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the distribution agreement or the expected period of performance, whichever is longer.

Costs related to products delivered are recognized in the period revenue is recognized. Cost of goods sold consists primarily of direct labor, allocated manufacturing overhead, raw materials and components and excludes amortization of intangible assets.

Shipping and Handling Costs

All shipping and handling costs are expensed as incurred and recorded as a component of sales, general and administrative expense in the combined consolidated statements of operations. Such expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $409, $1,172 and $1,623, respectively.

Advertising Costs

All advertising costs are expensed as incurred. The Company markets its products primarily through a direct sales force and advertising expenditures are not material.

Research and Development

Research and development costs are expensed as incurred and include the costs to design, develop, test, deploy and enhance the Company’s products. It also includes costs related to the execution of clinical trials and to obtain regulatory approval for the Company’s products.

Acquired In-process Research and Development (“IPR&D”)

When the Company acquires another company or group of assets, the purchase price is allocated, as applicable, between IPR&D, net tangible assets, goodwill, and other intangible assets. The Company defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present value. The discount rate used is determined at the time of the acquisition and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts allocated to IPR&D are expensed at the time of acquisition.

Foreign Currency Translation

The local currency is designated as the functional currency for the Company’s international operations. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income. Gains and losses on foreign currency transactions are included in “other (expense) income” in the combined consolidated statements of operations. Foreign currency transactions resulted in transaction gains of $87, $1,618, and $1,876 for the years ended December 31, 2002, 2003, and 2004, respectively.

Income Taxes

The Company is an LLC and is not subject to taxation. The Company’s operating subsidiaries account for income taxes under the liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Loss Per Membership Unit / Share

Basic loss per membership unit / share is computed based on the weighted average number of common membership units / shares outstanding. Diluted loss per membership unit / share is computed based on the weighted average number of common membership units / shares outstanding adjusted by the number of additional units / shares that would have been outstanding had the potentially dilutive common units / shares been issued and reduced by the number of units / shares the Company could have repurchased with the proceeds from the potentially dilutive units/ shares. Potentially dilutive units / shares include unit / share options and other unit / share-based awards granted under unit / share-based compensation plans. For the years ended December 31, 2002, 2003, and 2004, and the nine month period ended October 2, 2005, all potential common units / shares were anti-dilutive. Accordingly, diluted loss per membership unit / share is equivalent to basic loss per membership unit / share.

Comprehensive Loss

Comprehensive loss consists of net loss, gains on changes of interest related to ownership changes in MTI, and the effects of foreign currency translation.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. The Company has a credit policy and performs ongoing credit evaluations of its customers, does not generally require collateral or other security and maintains an allowance for potential credit losses. Management believes this risk is limited due to the large number and diversity of hospitals and distributors who comprise the Company’s customer base.

The Company maintains cash and cash equivalents with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and attempts to limit the amount of credit exposure with any one institution by maintaining accounts at multiple institutions.

Unit and Stock-Based Compensation

Prior to January 1, 2003, the Company accounted for its unit and stock-based compensation plans under the recognition and measurement provisions of Accounting Principals Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Accordingly, the Company recorded compensation expense if the fair market value of the unit or stock on the date of grant exceeded the exercise price. For options with a vesting period, the expense is recognized over the vesting period on a straight-line basis. For options that are fully vested on the grant date, compensation expense is recognized immediately. During 2002, the Company recognized compensation expense of $452 under APB 25 related to options issued in connection with a business combination.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation. The Company selected the modified prospective method of adoption described in SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. In accordance with the modified prospective method of adoption, results for years prior to 2003 have not been restated. Compensation cost recognized in 2003 and 2004 is the same as that which would have been recognized had the fair value method of SFAS 123 been applied from the standard’s original effective date.

The following table illustrates the effect on net loss and loss per membership unit/share as if the fair value method had been applied to all outstanding and unvested employee awards in each period:

	Year Ended December 31,
	2002	2003	2004
Net loss:
Net loss attributable to common unit/stock holders—as reported	$(165,180)	$(114,587)	$(123,099)
Less: Total employee equity-based compensation expense included in reported net loss	698	2,298	1,795
Add: Total employee equity-based compensation expense determined under fair value method for all awards	(1,821)	(2,298)	(1,795)
SFAS 123 pro forma net loss attributable to common unit / stockholders	$(166,303)	$(114,587)	$(123,099)
Net loss attributable to common unit / stockholders per membership unit/stock (basic and diluted)
As reported	$(224.49)	$(130.67)	$(57.44)
SFAS 123 pro forma	$(226.02)	$(130.67)	$(57.44)

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by plan:

	Year Ended December 31,						Nine Months Ended
	2002		2003		2004		October 3, 2004		October 2, 2005
	ev3 Inc.	MTI	ev3 Inc.	MTI	ev3 Inc.	MTI	ev3 Inc.	MTI	ev3 Inc.	MTI
							(unaudited)
Risk free interest rate	3.5%	3.2%	2.8%	2.8%	3.5%	3.7%	3.6%	3.3%	4.0%	3.9%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Expected volatility	—	63.0%	—	63.0%	—	63.0%	—	64.0%	50.0%	45.9%
Expected option term	5 years	4 years	5 years	4 years	5 years	4 years	5 years	4 years	4 years	4 years

The Company used the minimum value pricing model for measuring the fair value of its options granted in the years ended December 31, 2002, 2003 and 2004 and for the three-month period prior to July 3, 2005, which does not take into consideration volatility. In accordance with SFAS 123, subsequent to April 5, 2005, the date of ev3’s initial filing of the registration statement relating to its initial public offering with the Securities and Exchange Commission, the Company used the Black-Scholes method, including an estimated volatility assumption, to estimate the fair value of all option grants. Forfeitures and cancellations are recognized as they occur. Expense previously recognized related to options that are cancelled or forfeited prior to vesting is reversed in the period of the cancellation or forfeiture.

In accordance with the provisions of SFAS 123 and Emerging Issues Task Force Issue 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the Company accounts for non-employee equity based awards, in which goods or services are the consideration received for the equity instruments issued, at their fair value. The assumptions used to determine fair value under the Black-Scholes pricing model are as disclosed above for ev3 Inc. and MTI as appropriate.

Fiscal Year

The Company operates on a manufacturing calendar with its fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods.

New Accounting Pronouncements

In November 2003 and March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus reached requires companies to apply new guidance for evaluating whether an investment is other-than-temporarily impaired and also requires quantitative and qualitative disclosure of debt and equity securities, classified as available-for-sale or held-to-maturity, that are determined to be only temporarily impaired at the balance sheet date. In September 2004, the consensus was indefinitely delayed as it relates to the measurement and recognition of impairment losses for all securities in the scope of paragraphs 10-20 of EITF 03-1. The disclosures prescribed by EITF 03-1 and guidance related to impairment measurement prior to the issuance of this consensus continue to remain in effect. Adoption is not expected to have a material impact on the Company’s combined consolidated earnings, financial position or cash flows.

In September 2004, the EITF issued EITF 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, which requires that preexisting relationships between two parties to a business combination be settled prior to the combination. The EITF also addresses the measurement and recognition of settlements related to preexisting receivables and payables, executory contracts, intangible asset rights, and gain settlements among the parties to a business combination. This consensus is effective for the Company in the fourth quarter of 2004. Adoption did not have an impact on the Company’s combined consolidated earnings, financial position or cash flows.

In November 2004, the FASB issued SFAS 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s (“IASB”) IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs, and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. The statement is effective for the Company beginning in 2006. Adoption is not expected to have a material impact on the Company’s combined consolidated earnings, financial position or cash flows.

On December 16, 2004 the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123 and supersedes APB Opinion 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period and is effective for the Company on January 1, 2006. The Company has not yet determined the impact of the provisions of SFAS 123(R) on its combined consolidated earnings, financial position or cash flows.

In December 2004, the FASB issued Staff Position FSP 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FSP 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. Adoption did not have an impact on the Company’s combined consolidated earnings, financial position or cash flows.

4.   Liquidity and Capital Resources

Since inception, the Company has generated significant operating losses. Historically, the liquidity needs of the Company’s two principal subsidiaries have been met separately. Endovascular has been funded through a series of preferred investments and by demand notes payable issued by Warburg Pincus and Vertical. MTI has been funded through equity private placements and the issuance of promissory notes.

Warburg Pincus has provided Endovascular a letter of support under which Warburg Pincus is committed to fund up to $100,000 of Endovascular’s cash needs through July 4, 2006. In addition, Warburg Pincus and Vertical, who have collectively advanced the Company $299,453 under demand notes and accrued interest payable at December 31, 2004, have agreed not to call the notes for payment until at least July 4, 2006. In the event of an initial public offering, the commitment for support from Warburg Pincus may be terminated or reduced and certain of the demand notes may be repaid to the holders but only to the extent that remaining funds available from the offering, plus amounts committed to Endovascular by Warburg Pincus, would provide cash availability to Endovascular to the extent of $100,000 through July 4, 2006. In addition, Warburg Pincus has provided MTI a letter of support to provide MTI with funding to a maximum of $5,000 through July 4, 2006.

The Company’s future liquidity and capital requirements will be influenced by numerous factors, including clinical research and product development programs, receipt of and time required to obtain regulatory clearances and approvals, sales and marketing programs and the continuing acceptance of the Company’s products in the marketplace. The Company believes that current resources and committed funding from Warburg Pincus are sufficient to cover the Company’s liquidity requirements through July 4, 2006. However, there is no assurance that additional funding beyond the commitments discussed above will not be needed. Further, if additional funding were needed, there is no assurance that such funding will be available to the Company or its subsidiaries on acceptable terms, or at all. If the Company requires additional working capital but is not able to raise additional funds, it may be required to significantly curtail or cease ongoing operations.

Activity for the nine months ended and as of October 2, 2005 (unaudited)

On June 21, 2005, the Company completed an initial public offering in which it sold 11,765,000 shares of common stock at $14.00 per share for net cash proceeds of $152,713, net of underwriting discounts and other offering costs. Immediately prior to the consummation of the offering, ev3 LLC merged with and into ev3 Inc. and 24,040,718 Class A preferred membership units, 41,077,336 Class B preferred membership units, and 18,799,962 common membership units of ev3 LLC were converted into 83,918,016 shares of common stock of ev3 Inc. (on a pre-split basis). Immediately thereafter, the Company completed a one for six reverse stock split whereby the 83,918,016 shares of common stock were converted into 13,986,350 shares of common stock. Prior to the consummation of the offering, and subsequent to the reverse stock split, the Company also issued 21,964,815 and 1,194,489 shares of common stock to Warburg Pincus and Vertical, respectively, in exchange for their contribution of $324,230 aggregate principal amount of demand notes and accrued and unpaid interest thereon. The remaining balance of the accrued and unpaid interest on the demand notes, totaling $36,475, was repaid using proceeds from the offering. On July 20, 2005, the Company sold an additional 205,800 shares of common stock pursuant to the over-allotment option granted to the underwriters in connection with the initial public offering. Net proceeds to the Company from this sale totaled $2,233, after deducting underwriting discounts and other offering expenses. Total net cash proceeds to the Company from its initial public offering were $154,946.

5.   Business Combinations

The Company has consummated a number of business combinations through both of its operating subsidiaries.

A summary, including the acquisition date and primary operations of each acquisition, is as follows:

Acquisition	Date	Nature of operations
MitraLife (“MitraLife”)	January 2002	Development stage enterprise which focused on cardiac remodeling and reshaping technology for use in the heart valve repair and replacement market.
EndiCOR Medical, Inc. (“EndiCOR”)	March 2002	Developed and manufactured thrombectomy devices for removing blood clots.
ev3 Technologies, Inc. (“ev3 Technologies”)	June 2002	Developed cardiac remodeling and reshaping technology for use in the heart valve repair and replacement market and direct international distribution network.
Appriva Medical, Inc. (“Appriva”)	August 2002	Development stage enterprise which focused on developing and manufacturing a medical device for the atrial fibrilation market.
Dendron GmbH (“Dendron”)	October 2002	Developed and manufactured neurovascular focused products such as embolic coils for the treatment of brain aneurysms.
IntraTherapeutics, Inc. (“IntraTherapeutics”)	November 2002	Developed and manufactured stents for use in the peripheral vascular market.

A summary of consideration paid for these 2002 acquisitions is as follows:

					Acquisition Consideration
	%	Operating	Units Issued		Fair Value			Total
Company	Acquired	Segment	Number	Class	Units	Options	Cash(1)	Consideration
MitraLife	100%	Cardio Peripheral	70,237	Options	$—	$211	$20,041	$20,252
EndiCOR	67%	Cardio Peripheral	481,767	Common	4,347	—	—	4,347
ev3 Technologies	10%	Cardio Peripheral	1,120,442	Preferred	3,311	—	—	3,311
Appriva	100%	Cardio Peripheral	214,823	Options	—	980	50,433	51,413
Dendron	100%	Neurovascular	—	—	—	—	25,924	25,924
IntraTherapeutics	100%	Cardio Peripheral	—	—	—	—	95,502	95,502

(1)              Includes direct acquisition costs.

At the time of the acquisition of EndiCOR by Endovascular, Warburg Pincus had a 33% interest in EndiCOR. As the majority shareholder in Endovascular, the Warburg Pincus interest was accounted for as an exchange of interests between entities under common control and the remaining 67% was accounted for as purchase accounting pursuant to SFAS 141. The fair value of units issued as consideration in the acquisition of EndiCOR was determined through an appraisal of the shares of Endovascular. The combined consolidated financial statements reflect the investment in EndiCOR on the equity method of accounting until the acquisition date and the consolidated results of operations of EndiCOR subsequent to the date of acquisition.

At the time of acquisition of ev3 Technologies by Endovascular, Warburg Pincus had a 90% interest in ev3 Technologies. As the majority shareholder in Endovascular, the Warburg Pincus interest was accounted for as an exchange of interests between entities under common control and the remaining 10% was accounted for as purchase accounting pursuant to SFAS 141. The fair value of the shares issued as consideration in the acquisition of the minority interest of ev3 Technologies was determined based on appraisals of Endovascular. The results of operations of ev3 Technologies have been reflected retroactively in these combined consolidated financial statements from the date of Warburg Pincus’ initial investment.

All acquisitions above except for MitraLife and Appriva have been accounted for under the purchase accounting method pursuant to SFAS 141. The results of operations for all acquisitions have been included in the combined consolidated statements of operations from the date of acquisition except for EndiCOR and ev3 Technologies as discussed above.

At the dates of their respective acquisitions, MitraLife and Appriva were both development stage enterprises as defined under SFAS 7, Accounting and Reporting by Development Enterprises. Therefore, in accordance with the guidance in SFAS 141 and Emerging Issues Task Force 98-3 (EITF 98-3), Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, they did not constitute a business. Therefore, ev3 allocated the purchase price in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets, related to the purchase of a group of assets. Consequently, all identifiable assets acquired were assigned a portion of the purchase price on the basis of their relative fair values.

The options issued by the Company in the acquisitions represent replacement of outstanding options to purchase the common stock of MitraLife and Appriva. These options have been considered part of the purchase price and were accounted for at fair value. A portion of the intrinsic value of the replacement options that required additional service to vest in the amount of $1,076 will be recorded as compensation expense as the options vest.

Fair value of assets acquired, net of liabilities assumed in each acquisition is as follows:

	MitraLife	EndiCOR	ev3 Technologies	Appriva	Dendron	Intra Therapeutics	Total
Current assets	$455	$6,242	$870	$2,098	$1,386	$5,433	$16,484
Property and equipment	99	134	154	408	631	2,061	3,487
Intangible assets	588	—	9	1,849	—	151	2,597
Developed technology	—	400	—	—	10,100	11,600	22,100
Goodwill	—	947	1,180	—	13,167	59,683	74,977
Total assets acquired	1,142	7,723	2,213	4,355	25,284	78,928	119,645
Current liabilities	636	4,756	902	4,805	2,959	6,866	20,924
Long-term liabilities	—	697	—	490	701	260	2,148
Total liabilities assumed	636	5,453	902	5,295	3,660	7,126	23,072
Net assets acquired	506	2,270	1,311	(940)	21,624	71,802	96,573
Acquired in process research and development	19,746	2,077	2,000	52,353	4,300	23,700	104,176
Purchase price	$20,252	$4,347	$3,311	$51,413	$25,924	$95,502	$200,749

None of the goodwill related to these acquisitions is deductible for tax purposes.

The weighted average life of intangible assets and developed technology acquired were 6.0 years and 5.4 years, respectively.

The Company’s acquired in-process research and development charges were estimated considering an appraisal and represent the estimated fair value of the in-process projects at the date of acquisition. As of the acquisition date, the in-process projects had not yet reached technological feasibility and had no alternative use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval to market the products. Accordingly, the value attributable to these projects, which had yet to obtain regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful, or completed in a timely manner, the Company may not realize the financial benefits expected from these projects.

The income approach was used to determine the fair values of the purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to the present value. Revenue estimates were based on relative market size, expected market growth rates and market share penetration. Gross margin estimates were based on the estimated cost of the product at the time of introduction and historical gross margins for similar products offered by the Company or by competitors in the marketplace. The estimated selling, general and administrative expenses were based on historical operating expenses of the acquired Company as well as long-term expense levels based on industry comparables. The costs to complete each project were based on estimated direct project expenses as well as the remaining labor hours and related overhead costs. In arriving at the value of acquired in-process research and development projects, the Company considered the project’s stage of completion, the complexity of the work to be completed, the costs already incurred, the remaining costs to complete, the contribution of core technologies, the expected introduction date and the estimated useful life of the technology.

The discount rate used to arrive at the present value of acquired in-process research and development as of the acquisition date was based on the time value of money and medical technology investment risk factors. For the acquired in-process research and development projects acquired in connection with the 2002 acquisitions, risk-adjusted discount rates of 24% to 34% were utilized to discount the projected cash flows. For the acquired in-process research and development programs acquired in connection with the 2003 acquisitions, a risk-adjusted discount rate of 24% was utilized to discount the projected cash flows. The Company believes that the estimated acquired in-process research and development amounts determined represented the fair value at the date of acquisition and did not exceed the amount a third party would pay for the projects.

The most significant in-process projects acquired in connection with the Company’s 2002 acquisitions include the following projects that collectively represent 92% of the 2002 acquired in-process value:

The Appriva atrial fibrillation project was estimated to be 20% complete at the date of acquisition. The risk adjusted discount rate used was 24% and significant net cash inflows from this project were expected to commence in 2006. The Company estimated that $52,353 of the purchase price represented the fair value of acquired in-process research and development. The Appriva product, PLAATO, has achieved partial commercialization and is available in certain international markets. At this time, the Company is in discussions with the FDA to finalize the U.S. clinical trial design and is unable to determine an estimated approval date, if any, for this technology. The Company estimates the remaining costs to obtain approval to be approximately $29,000.

The MitraLife cardiac remodeling and reshaping technology project was estimated to be 20% complete at the acquisition date. The risk adjusted discount rate was 25% and significant net cash inflows from this project were expected to commence in 2006. The Company estimated that $19,746 of the purchase price represented the fair value of acquired in-process research and development. The Company continued development on this project until September 2004, when the technology was sold.

The IntraTherapeutics next generation stent technologies were comprised of four main in-process projects: Protégé GPS, ParaMount Mini, drug eluting stent and carotid stent. The risk adjusted discount rate used for these projects was 25% and management estimated that $23,700 of the purchase price represented the fair value of acquired in-process research and development related to these projects. A summary of the status of these projects follows:

•       The Protégé GPS stent is a next generation self expanding stent project that was 80% complete at the date of acquisition. Significant net cash inflows from this project were expected to commence in 2004. The project received FDA regulatory approval in 2002, which is consistent with estimates at the date of acquisition.

•       The ParaMount Mini is a next generation balloon expandable stent project that was 20% complete at the date of acquisition. Significant net cash inflows from this project were expected to commence in 2004. The Company received FDA regulatory approval in 2003 related to this project, which is consistent with estimates at the date of acquisition.

•       The Company acquired an in-process project related to drug eluting stents that was 5% complete at the date of acquisition. Significant net cash inflows from this project were expected to commence in 2006. In 2003, the Company substantially cancelled the future development of this project.

•       The carotid stent project is being pursued for the minimally invasive treatment of carotid artery disease and was 10% complete at the date of acquisition. Significant net cash inflows from this project were expected to commence in 2005. The Company’s carotid stent has achieved partial commercialization and is available in certain international markets, while the Company is conducting a clinical trial in the United States. The Company estimates that the existing clinical trial will be completed in 2005 and that the Company will incur additional costs of approximately $5,000 to obtain approval.

The acquisition agreements relating to the purchases of MitraLife, Appriva and Dendron require the Company to make additional payments to the sellers of these businesses if certain milestones are achieved. In each case, these milestone payments become due upon the completion of specific regulatory steps in the product commercialization process at dates specified in the agreements. The potential milestone payments total $25,000, $175,000 and $15,000 with respect to the MitraLife, Appriva and Dendron acquisitions, respectively, during the periods 2003 to 2009. Any additional purchase consideration or refund of consideration for milestone payments would be recorded as an adjustment to the purchase price at the time of payment or receipt.

The Company has determined that none of the milestone obligations related to the MitraLife acquisition have been met and that no future obligations would be required. On September 29, 2004, the Company sold substantially all of its assets relating to the MitraLife technologies, consisting of the rights to all intellectual properties, to a third party for $15,000, and recorded a gain on sale of $14,435, net of related expenses.

The first milestone under the agreement with Appriva was required by its terms to be achieved by January 1, 2005 in order to trigger a payment equal to $50,000. The Company did not achieve the first milestone by January 1, 2005, therefore, no payment is due.

The first two milestones under the agreement with Dendron totaling $7,500 were achieved by the Company and have been recognized as an adjustment to goodwill. The remaining milestone of $7,500 is contingent upon Dendron achieving an annual revenue target of $25,000 in any year through 2008.

The following unaudited pro forma summary presents the combined consolidated results of operations as if the acquisitions had occurred at the beginning of the fiscal period:

Year ended December 31, 2002
(unaudited)
Net sales	$55,955
Net loss	(171,407)
Loss per membership unit	(38.82)

6.   MTI Step Acquisition

The Company, through its wholly owned subsidiary, MII, has acquired a controlling interest in MTI in various step investments commencing in 2001. MTI is a publicly held Delaware corporation that develops, manufactures and markets minimally invasive medical devices for diagnosis and treatment primarily of neurovascular diseases. The Company held an approximate interest in MTI of 57.5%, 69.3% and 66.0% at December 31, 2002, 2003 and 2004, respectively.

The Company made investments in MTI in 2002 and 2003. The investments were accounted for using the step acquisition method prescribed by ARB 51, Consolidated Financial Statements. Step acquisition accounting requires the allocation of the excess purchase price to the fair value of net assets acquired. The excess purchase price is determined as the difference between the cash paid and the historical book value of the interest in net assets acquired.

The following table presents the determination of the excess purchase price for the additional investments:

	2002	2003
Cash paid	$8,267	$21,101
Interest acquired in historical book value of MTI	(6,887)	(16,036)
Excess purchase price	$1,380	$5,065

The following summarizes the allocation of the excess purchase price over historical book values arising from the additional investments:

	2002	2003
Inventory	$24	$153
Developed technology	756	2,271
Customer relationships	444	1,702
Trademarks and tradenames	140	350
Acquired in-process research and development	16	488
Goodwill	—	101
Total	$1,380	$5,065

The weighted average life of the acquired intangible assets was five years in each of the allocation periods above.

To the extent that investments in MTI by third party investors reduced the Company’s ownership interest, the difference between the carrying value of the interest indirectly sold by the Company, and the consideration paid by the third party investor is considered a change in interest transaction. The Company has adopted an accounting policy of recording change of interest gains or losses within equity as permitted by Staff Accounting Bulletin (“SAB”) 5H. Change of interest gains recorded in equity were $84, $1,520 and $2,243 in the years ended December 31, 2002, 2003 and 2004, respectively.

Activity for the nine months ended October 2, 2005 (unaudited)

On May 26, 2005, the shares of MTI’s common stock directly held by Warburg Pincus and Vertical were contributed to ev3 LLC in exchange for 10,804,500 and 3,004,332 common membership units (pre-split basis), respectively. These common membership units were subsequently converted into shares of ev3 Inc. common stock in connection with the subsequent merger of ev3 LLC with and into ev3 Inc. on June 21, 2005. MTI shares contributed by Warburg Pincus, representing a 15.7% interest in MTI, have been accounted for as a transfer of assets between entities under common control and the consolidated financial statements give effect to the contribution by Warburg Pincus as though such contributions occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. Shares of MTI contributed by Vertical, representing a 4.3% interest, have been accounted for under the purchase method of accounting at the date of the contribution by Vertical. As a result, the Company held an approximate interest in MTI of 70.2% at October 2, 2005.

The number of membership units of ev3 LLC issued in exchange for the MTI shares directly held by Warburg Pincus and Vertical was determined based on fair value. Fair value of the MTI shares contributed was measured as the average closing price per share of MTI’s common stock on the NASDAQ National Market System for the twenty trading days from and including the date the Company’s Registration Statement with respect to the Company’s initial public offering was first filed by the Company with the Securities and Exchange Commission. Fair value of ev3 LLC’s equity issued in exchange for the MTI shares was based on the midpoint of the range of estimated initial public offering prices per share, after consideration of the reverse stock split (See Note 2).

The following summarizes the allocation of the excess purchase price over historical book values arising from the May 26, 2005 contribution of MTI shares by Vertical:

May 26, 2005
Inventory	$104
Developed technology	2,043
Customer relationships	894
Trademarks and tradenames	458
Acquired in-process research and development	868
Goodwill	2,066
Minority interest	2,021
Accrued liabilities	(50)
Total	$8,404

The acquired in-process research and development charge was estimated considering an appraisal and represents the estimated fair value of the in-process projects at the date of contribution of the MTI shares. As of the acquisition date, the in-process projects had not yet reached technological feasibility and had no alternative use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval to market the products. Accordingly, the value attributable to these projects, which had yet to obtain regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful, or completed in a timely manner, the Company may not realize the financial benefits expected from these projects.

7.   Short-term investments

Activity for the nine months ended October 2, 2005 (unaudited)

Short-term investments consist of debt securities of corporations, which have investment grade credit ratings. The debt securities are classified and accounted for as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Management determines the appropriate classification of its investments in securities at the time of purchase and reevaluates such determination at each balance sheet date. As of October 2, 2005, there were no significant unrealized gains or losses related to these investments

8.   Inventories

Inventory consists of the following:

	December 31,		October 2,
	2003	2004	2005
			(unaudited)
Raw materials	$6,911	$6,874	$6,256
Work-in-progress	3,566	1,832	1,822
Finished goods	12,070	17,481	27,650
	22,547	26,187	35,728
Inventory reserve	(4,193)	(3,687)	(3,817)
Inventory, net	$18,354	$22,500	$31,911

9.   Property and Equipment

Property and equipment consists of the following:

	December 31,
	2003	2004
Machinery and equipment	$10,314	$11,214
Office furniture and equipment	9,394	10,323
Leasehold improvements	3,944	4,239
Construction in progress	1,035	647
	24,687	26,423
Less:
Accumulated depreciation and amortization	(12,925)	(17,293)
Property and equipment, net	$11,762	$9,130

Depreciation and amortization expense for property and equipment for the years ended December 31, 2002, 2003 and 2004 was $2,233, $3,856 and $4,220, respectively.

10.   Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2003 and 2004 and the nine months ended October 2, 2005 were as follows:

	Cardio Peripheral	Neuro- vascular	Total
Balance as of January 1, 2003	$76,286	$13,167	$89,453
Return of purchase consideration and finalization of purchase price allocations for prior year acquisitions	(2,855)	315	(2,540)
Contingent consideration related to acquisition milestone	—	3,750	3,750
Goodwill related to MTI step acquisitions	—	101	101
Balance as of December 31, 2003	73,431	17,333	90,764
Contingent consideration related to acquisition milestone	—	3,750	3,750
Balance as of December 31, 2004	73,431	21,083	94,514
Settlement of litigation over purchase price adjustments (unaudited)	(2,124)	—	(2,124)
Goodwill related to May MTI step acquisition (unaudited)	—	2,066	2,066
Balance as of October 2, 2005 (unaudited)	$71,307	$23,149	$94,456

In 2002, as a result of the Company’s annual goodwill impairment analysis, the Company recorded an impairment charge of $11,672 related to the goodwill in its neurovascular operating segment. In estimating the fair market value of the neurovascular operating segment and the implied fair value of its goodwill, the Company considered an appraisal of MTI performed in conjunction with a private placement of MTI’s common stock which occurred during the fourth quarter of 2002. The appraisal was performed using accepted valuation methods such as discounted cash flows and cost recovery analysis. The impairment charge is included within amortization of intangibles in the combined consolidated statement of operations.

The consideration adjustments to Cardio Peripheral goodwill in 2003 relate to the finalization of a closing balance sheet working capital settlement and adjustments to contingent liabilities.

Other intangible assets consist of the following:

		December 31,
	Weighted	2003			2004
	average useful life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and licenses	5.0	$2,932	$(1,462)	$1,470	$3,496	$(1,655)	$1,841
Developed technology	6.0	47,906	(13,309)	34,597	47,836	(21,126)	26,710
Trademarks and tradenames	5.0	2,627	(637)	1,990	2,627	(1,041)	1,586
Customer relationships	5.0	5,177	(2,501)	2,676	5,177	(3,463)	1,714
Other intangible assets		$58,642	$(17,909)	$40,733	$59,136	$(27,285)	$31,851

		October 2, 2005 (unaudited)
	Weighted average useful life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and licenses	5.0	$4,545	$(1,827)	$2,718
Developed technology	6.0	51,472	(29,156)	22,316
Trademarks and tradenames	5.0	3,085	(1,535)	1,550
Customer relationships	5.0	6,071	(4,144)	1,927
Other intangible assets		$65,173	$(36,662)	$28,511

Intangible assets are amortized using methods which approximate the benefit provided by the utilization of the assets. Patents and licenses, developed technology and trademarks and tradenames are amortized on a straight line basis. Customer relationships are amortized using the double declining balance method.

Total amortization of intangible assets was $17,370, $12,078, and $9,863 for the years ended December 31, 2002, 2003, and 2004, respectively. Total amortization of intangible assets was $7,416 for the nine months ended October 3, 2004, as compared to $7,877 for the nine months ended October 2, 2005. In 2002, the Company recorded an impairment charge of $11,672 related to goodwill associated with the step acquitisions of interests in MTI. In 2003, the Company recorded an impairment charge of $2,370 related to MitraLife and Appriva intangible assets. During 2003, the Company decided to reorganize the operations acquired and determined that the intangible assets acquired in the acquisitions no longer had value. These impairment charges are included in amortization of intangible assets in the combined consolidated statements of operations.

Based on the intangible assets in service as of December 31, 2004, estimated amortization expense for the next five years ending December 31 is as follows:

2005	$10,430
2006	9,040
2007	6,635
2008	3,442
2009	933

11.   Investments

As partial consideration for entering into a licensing agreement, the Company received shares in Enteric Medical Technologies (“Enteric”). Pursuant to the terms of the sale of Enteric in 2002, the Company recorded a gain of $7,400 in consideration for its sale of Enteric shares. In addition, the Enteric sale agreement provided for contingent consideration and in 2003 the Company realized and recorded an additional gain of $14,647 related to the achievement of a defined milestone.

The Company invested $8,070 for approximately 13% interest in Alsius Corporation (“Alsius”) in 2002. An additional investment in the amount of $606 was made in 2003. The Company recorded an other than temporary decline in value of investments in the amount of $11,200 during the year ended December 31, 2003, of which $8,070 related to Alsius.

The Company has a licensing agreement and an approximate 14% interest in Genyx Medical, Inc. (“Genyx”). The carrying value of the Company’s investment in Genyx is $0 as of December 31, 2003 and 2004 and the Company has no obligation to fund Genyx’s operations. In January 2005, the Company sold its interest in Genyx and recorded a gain of $3,733.

12.   Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2003	2004
Accrued professional services	$2,317	$3,591
Accrued clinical studies	1,372	1,580
Office closure	1,046	2,698
Accrued other	8,242	5,952
Total accrued liabilities	$12,977	$13,821

13.   Notes Payable

Notes payable consist of the following:

	December 31,
	2003	2004
Current notes payable:
Endovascular notes payable—Warburg Pincus	$201,871	$—
Endovascular notes payable—Vertical	11,162	—
Total current notes payable	$213,033	$—
Non-current notes payable:
Endovascular notes payable—Warburg Pincus	$—	$283,931
Endovascular notes payable—Vertical	—	15,522
MTI promissory notes payable	3,467	—
Total non-current notes payable	$3,467	$299,453

Endovascular Notes Payable

Endovascular has issued demand notes to Warburg Pincus and Vertical in order to obtain the necessary funds to complete acquisitions, meet working capital requirements and fund operating losses. Demand notes totaling $106,895, $92,283 and $67,684 were issued during the years ended December 31, 2002, 2003 and 2004, respectively. Demand notes totaling $49,100 were issued during the nine months ended October 2, 2005 (unaudited). The notes are convertible at the option of the holder into Preferred B-2 units at a stated price of $3.56 per unit, or, upon a qualified financing, into the same units and price per unit as were issued and sold by the Company to the third party investors. Class B-2 preferred membership units have the same rights, powers, preferences and relative participating, optional or other special rights as the Class B preferred membership units with accretion of the stated value beginning on the date of issuance. The rights of Class B preferred membership units are discussed in Note 14.

The notes bear interest at 8% per annum and interest expense totaled $1,304, $12,551, and $18,736 for the years ended December 31, 2002, 2003, and 2004, respectively. Interest expense was $12,152 for the nine months ended October 2, 2005 (unaudited). The Company has made no interest payments on the demand notes and accrued interest of $13,855 and $32,591 is included in the balance of notes payable at December 31, 2003 and 2004, respectively.

In March 2005, Warburg Pincus and Vertical agreed not to call the demand notes for payment before July 4, 2006. Consequently the balance of the notes at December 31, 2004, including accrued and unpaid interest thereon, has been classified as a long term obligation in the December 31, 2004 combined consolidated balance sheet. Upon completion of an initial public offering meeting specified criteria, a portion of the notes may be repaid before July 4, 2006.

Activity for the nine months ended October 2, 2005 (unaudited)

At June 21, 2005, the closing date of the Company’s initial public offering, ev3 Endovascular had outstanding $315,962 aggregate principal amount of demand notes plus $44,743 of accrued and unpaid interest thereon. These notes were payable to Warburg Pincus, our majority stockholder, and Vertical, our second largest stockholder. Immediately prior to the Company’s initial public offering, the Company issued 21,964,815 and 1,194,489 shares of common stock to Warburg Pincus and Vertical, respectively, in exchange for their contribution of $324,230 principal amount of the demand notes and a portion of the accrued and unpaid interest thereon. Upon successful consummation of the initial public offering, the Company utilized $36,475 of the net proceeds to repay the remaining accrued and unpaid interest, reducing the Company’s debt balance to zero at June 21, 2005.

MTI Promissory Note Payable—December 2003

In December 2003, MTI entered into a note purchase agreement with certain accredited institutional investors, under which MTI issued $17,000 aggregate principal amount of unsecured exchangeable promissory notes that bore interest at 7% per annum. The amount of intercompany participation in the financing of $11,700 has been eliminated in consolidation of the Company’s interest in MTI.

The note purchase agreement was executed with an exchange price of $2.73 per share when the closing market price of MTI stock was $3.74 per share. This difference totaling $1,970 was recorded against the notes as a discount representing a beneficial conversion feature arising from the minority interests’ participation in the financing. As this beneficial conversion feature relates solely to the notes issued to the minority interest, it has been reflected as a component of minority interest on the balance sheet at December 31, 2003.

In January 2004, the aggregate principal amount of the notes and related accrued interest were exchanged for MTI common stock. Upon conversion, the discount on the notes was fully amortized and recorded in the statement of operations as interest expense. As this expense related solely to the minority interests’ participation in the financing, it was allocated to the minority interest in loss of subsidiary in the statement of operations.

MTI Promissory Note Payable—June 2004

In June 2004, MTI entered into a note purchase agreement with certain accredited institutional investors under which MTI issued $21,000 aggregate principal amount of unsecured exchangeable promissory notes that bore interest at 7% per annum. The amount of intercompany participation in the financing of $10,000 has been eliminated in consolidation of the Company’s interest in MTI.

The note purchase agreement was executed with an exchange price of $3.10 per share when the closing market price of MTI stock was $4.45 per share. This difference totaling $4,793 was recorded against the notes as a discount representing a beneficial conversion feature arising from the minority interests’ participation in the financing. In August 2004, the aggregate principal amount of the notes and related accrued interest were exchanged for MTI common stock. Upon conversion, the discount on the notes was fully amortized and recorded in the statement of operations as interest expense. As this expense related solely to the minority interests’ participation in the financing, it was allocated to the minority interest in loss of subsidiary in the statement of operations.

MTI Loan and Security Agreement (Unaudited)

On May 6, 2005, MTI entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”), which will expire on May 6, 2007. Pursuant to the terms of the Agreement, MTI may borrow up to the lesser of (i) $3,000 or (ii) the sum of (a) 80% of MTI’s eligible accounts receivable, which exclude among other things accounts receivable relating to international sales, and (b) the lesser of (1) 30% of MTI’s eligible inventory, which excludes among other things inventory located outside of the United States, (2) 50% of outstanding loans under (a) above or (3) $750. All outstanding amounts under the Agreement bear interest at a variable rate equal to SVB’s prime rate plus 2%. The Agreement also contains customary covenants regarding operations of MTI’s business and financial covenants relating to minimum tangible net worth. As of October 2, 2005, MTI had no borrowings under the Agreement.

MTI Loan and Letter of Credit—Related Parties (Unaudited)

On October 13, 2005, MTI entered into a lease for approximately 96,400 square feet of new office, research and manufacturing space. In order to provide MTI with financing to support planned improvements and anticipated moving expenses, which are preliminarily estimated to be approximately $2,300, the Company agreed to provide MTI with an unsecured loan up to $2,300 and ev3 Endovascular issued a $1,000 standby irrevocable letter of credit in favor of the landlord (See Note 24).

14.   Members’ Equity and Redeemable Convertible Preferred Membership Units

The Company, when it was formed, authorized and issued 733,455 Common Membership Units (Common), 24,040,718 Class A Preferred Membership Units (Class A) and 41,077,336 Class B Preferred Membership Units (Class B). The Class A units were issued in exchange for 100% of the outstanding units of MII, and the Class B units and Common units were exchanged for 100% of the outstanding preferred and common shares of Endovascular. This exchange has been reflected retroactively in the combined consolidated financial statements.

Redeemable Convertible Preferred Membership Units

Class A and Class B Preferred units (together the “Preferred units”) are redeemable at the option of the holder. Preferred units have special rights relating to conversion to Common units, liquidation, election of directors, and certain other matters. The Preferred units are entitled to vote on all matters along with the holders of Common units on an as-if converted basis. The Preferred units are convertible into Common units on a 1:6 basis, subject to an adjustment for any interest, splits, distribution, or other actions.

The Company’s Board of Managers has the right to issue more units, admit new members or change the allocation of units among its members. Upon liquidation, dissolution or winding up of the Company the Preferred units are entitled to be paid out of assets of the Company prior to any Common Membership Units.

The liquidation value of the Class A units accrete at the rate of 8% per annum, compounded semi-annually. The liquidation value of the Class B units accrete at the rate of 18% per annum until the first annual anniversary and 8% per annum, thereafter, both compounded semiannually. At December 31, 2004, the liquidation value was $3.96 per unit for Class A units and $4.35 per unit for Class B units. Aggregate liquidation value at December 31, 2004 was $95,105 for Class A units and $178,502 for Class B units.

On July 2, 2008, and on each successive July 2 thereafter, at the option of the holders of a majority of the Class A units and Class B units then outstanding may require the Company to redeem any or all Preferred units at a price in cash equal to the liquidation value. The Preferred units are being accreted to their liquidation value at the first redemption date with the accretion in value to the Preferred units recorded as a charge to accumulated deficit.

The holders of a majority of the Class A units may elect to require all Class A unit holders to exchange their interests in the Company for 100% of MII equity instruments.

Based on their stated rights, in the event of a public offering of at least $100 million with net proceeds to the Company of at least $40 million, each Preferred unit shall automatically convert to one Common unit (pre-split basis) at the effective date. In connection with the planned merger of ev3 and the Company as described in Note 1, each Preferred unit will be converted into the right to receive one share of ev3 common stock (pre-split basis) without regard to the size of an initial public offering as long as the offering is completed by September 30, 2005. The Company’s Board of Managers may, without the consent of the common membership unit holders, in order to facilitate a public offering of securities, cause the Company to incorporate its business and require members to transfer their units for an exchange of shares of a newly formed corporation or successor.

The Company issued 3,165,051 Class A units for cash of $11,268 in 2002 and 5,098,414 Class A units for cash of $18,102 in 2003.

In 2002, the Company issued 32,340,607 Class B units for cash totaling $95,517. In addition, the Company issued 1,120,442 Class B units valued at $3,311 in connection with the acquisition of the minority interests of ev3 Technologies in 2002. In 2003, the Company redeemed 17,481 Class B units for $62.

Activity for the nine months ended October 2, 2005 (unaudited)

In connection with the merger of ev3 LLC with and into ev3 Inc., 24,040,718 Class A preferred membership units of ev3 LLC with a carrying value of $98,687 and 41,077,336 Class B preferred membership units of ev3 LLC with a carrying value of $167,402 were converted into common membership units of ev3 LLC, and subsequently into shares of the Company’s common stock, on a 1:1 basis. The newly converted shares were then subject to a 1-for-6 reverse stock split (See Note 2).

Pursuant to the terms of the preferred membership units, prior to conversion they were being accreted to a redemption value, but such accretion was discontinued at the date of conversion to common stock (See Note 2).

Redeemable Equity

In 2002, the Company had redeemable equity outstanding with a right for the equity holder to put the equity back to the Company during the period from December 21, 2002 to December 31, 2002. The equity holders’ exercised their right to put the equity back to the Company during the stated period, resulting in payment of $11,381 in 2003.

15.   Equity Based Compensation Plans

The Company and its publicly traded subsidiary, MTI, offer various equity based award plans to their employees, officers, directors and consultants.

ev3 LLC Unit-Based Incentive Plan

The Board of Managers approved the 2003 incentive plan (the “2003 Plan”) that allows for the grant of up to 2,216,609 units for option awards related to the Company’s common units. The 2003 Plan amended an existing Endovascular plan. The option holders under the original plan exchanged their options to acquire shares in Endovascular for options to acquire units in the Company upon the date of the Company’s formation as described in Note 1. The exchange was accounted for as a modification of options under SFAS 123 and resulted in additional compensation expense of $304 and $68 for the years ended December 31, 2003 and 2004.

Options, other than those granted to outside consultants, vest over a four-year period and expire within a period of not more than ten years from the date of grant. Vested options expire ninety days after termination of employment. Options granted to outside consultants generally vest over the term of their consulting contract. The exercise price per unit for each option is set by the Board of Managers at the time of grant, provided that the exercise price per unit is not less than 85% of the fair value per unit on the grant date.

The 2003 Plan also allows for the Board of Managers to issue restricted units and other unit-based awards, such as appreciation rights, phantom units, bargain purchase units and unit bonuses, to any eligible person under the plan. No such awards have been issued.

A summary of option activity for the 2003 Plan is as follows:

	Units Outstanding	Weighted-Average Exercise Price Per Unit
Balance at January 1, 2002	105,003	$36.78
Granted:
Exercise price above market at date of grant(1)	1,188,647	$6.90
Exercised	—	—
Canceled	(62,945)	$34.32
Balance at December 31, 2002	1,230,705	$8.04
Granted:
Exercise price above market at date of grant(2)	774,034	$8.82
Exercised	(30,377)	$1.08
Canceled	(438,941)	$7.86
Balance at December 31, 2003	1,535,421	$8.64
Granted:
Exercise price above market at date of grant(3)	385,473	$8.82
Exercise price below market at date of grant(4)	75,750	$8.82
Exercised	(14,711)	$6.00
Canceled	(348,540)	$7.26
Balance at December 31, 2004	1,633,393	$9.00
Options exercisable at December 31, 2002	107,048	$13.74
Options exercisable at December 31, 2003	468,461	$9.00
Options exercisable at December 31, 2004	683,814	$9.36

(1)          The weighted average fair value for options issued above market was $2.46.

(2)          The weighted average fair value for options issued above market was $0.36.

(3)          The weighted average fair value for options issued above market was $0.24.

(4)          The weighted average fair value for options issued below market was $4.68.

Activity for the nine months ended October 2, 2005 (unaudited)

Upon consummation of the Company’s initial public offering, the ev3 LLC 2003 Incentive Plan was terminated with respect to options available for grant that were not granted prior to the offering and the ev3 Inc. 2005 Incentive Stock Plan became effective. Subject to adjustment as provided in the plan,

2,000,000 shares of the Company’s common stock are available for issuance under the plan. Under the plan, the Company’s eligible employees, outside directors and consultants may be awarded options, stock grants, stock units or stock appreciation rights. The terms and conditions of an option, stock grant, stock unit or stock appreciation right (including any vesting or forfeiture conditions) are set forth in the certificate evidencing the grant. During the nine months ended October 2, 2005, options to purchase 573,416 shares of ev3 LLC common membership units were granted under the ev3 LLC 2003 Incentive Plan. In connection with the merger of ev3 LLC with and into ev3 Inc., these options were converted into options to purchase an equivalent number of shares of the Company’s common stock. During the nine months ended October 2, 2005, options to purchase 1,681,260 shares of the Company’s common stock were granted under the ev3 Inc. 2005 Incentive Stock Plan.

For options outstanding and exercisable at December 31, 2004, the exercise price ranges and average remaining lives were as follows:

	Options Outstanding			Options Exercisable
Exercise Price Per Unit	Number Outstanding	Weighted-Average Per Unit Exercise Price	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted-Average Exercise Price Per Unit
$0.36-$3.54	76,604	$2.88	5.6 years	65,259	$2.88
$8.82-$21.36	1,547,140	$8.82	8.2 years	608,904	$8.82
$80.34-$96.06	9,563	$86.82	4.4 years	9,563	$86.82
$229.02	88	$229.02	2.5 years	88	$229.02
	1,633,395	$9.00	8.0 years	683,814	$9.36

MTI Stock-Based Incentive Plans

1993 Stock Option Plan

The 1993 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (the “1993 Plan”) provides for the direct sale of shares and the grant of options to purchase up to 650,000 shares of MTI’s common stock to its employees, officers, consultants and directors. The 1993 Plan expired by its terms in 2003 and no further options, rights or restricted stock awards may be granted under such plan.

The 1993 Plan included incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) for which the option prices could not be less than the fair market value of the shares of MTI’s common stock on the date of the grant. For ISOs, the exercise price per share could not be less than 110% of the fair market value of a share of MTI’s common stock on the grant date for any individual possessing more than 10% of the total outstanding common stock of MTI.

Options, other than those granted to outside consultants, generally vest over a four-year period when granted. The 1993 Plan provides for the possible acceleration of vesting of granted options upon the occurrence of certain events, among them a change of control of MTI. Options granted to outside consultants generally vest over the term of their consulting contract. Options expire within a period of not more than ten years from the date of grant and expire ninety days after termination of employment.

1996 Stock Incentive Plan

The 1996 Stock Incentive Plan (the “1996 Plan”) provides for options to purchase up to 5,750,000 shares of MTI’s common stock and restricted common stock grants. The 1996 Plan includes NSOs and ISOs and may include grants to MTI’s directors, officers, employees and consultants, except that incentive stock options may not be granted to non-employee directors or consultants. In addition, the 1996 Plan, as amended, provides that each of MTI’s non-employee directors be granted an option consisting of 16,000 shares of common stock, which vest and become exercisable at the rate of 25% immediately and 25% on the anniversary of such director’s initial election during the three-year period following the grant date. Such directors shall also automatically be granted options for an additional 4,000 shares each year thereafter, subject to an aggregate stock ownership limitation of 1% of outstanding shares and options as defined in the 1996 Plan.

Options, other than those granted to the non-employee directors as described above or outside consultants, generally vest over a four-year period when granted. The 1996 Plan provides for the possible acceleration of vesting of granted options upon the occurrence of certain events, among them a change of control of MTI. Options expire within a period of not more than ten years from the date of grant. Options expire generally thirty days after termination of employment.

A summary of stock option activity for the 1993 and 1996 Plans is as follows:

	Shares Outstanding	Weighted-Average Exercise Price Per Share
Balance at January 1, 2002	2,762,486	$6.56
Granted(1)	1,510,428	$3.24
Exercised	(158,185)	$5.70
Canceled	(256,505)	$6.46
Balance at December 31, 2002	3,858,224	$5.30
Granted(2)	791,000	$3.74
Exercised	(113,698)	$4.72
Canceled	(589,741)	$5.89
Balance at December 31, 2003	3,945,785	$4.91
Granted(3)	296,500	$3.95
Exercised	(29,200)	$1.92
Canceled	(240,414)	$4.75
Balance at December 31, 2004	3,972,671	$4.87
Options exercisable at December 31, 2002	2,223,722	$6.59
Options exercisable at December 31, 2003	2,185,204	$6.06
Options exercisable at December 31, 2004	2,687,567	$5.54

(1)          The weighted average fair value for options granted was $1.62.

(2)          The weighted average fair value for options granted was $1.87.

(3)          The weighted average fair value for options granted was $2.02.

A summary of stock options issued under the 1993 and 1996 Plans at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price Per Share	Number Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price Per Share
$0.46-2.50	977,696	$2.15	7.8 years	506,873	$2.14
$2.67-5.19	1,426,103	$4.09	7.7 years	793,283	$4.34
$5.25-7.25	927,959	$5.97	6.3 years	754,520	$6.02
$7.34-11.00	640,913	$9.17	4.2 years	632,891	$9.19
	3,972,671	$4.87	6.8 years	2,687,567	$5.54

Other Plans

The Employee Stock Purchase Plan (the “Purchase Plan”) covers an aggregate of 400,000 shares of MTI common stock and was designed to qualify as a non-compensatory plan under Section 423 of the Internal Revenue Code. The Purchase Plan permits an eligible employee of MTI to purchase MTI common stock through payroll deductions not to exceed 20% of the employee’s compensation. An employee’s participation is limited also if such participation results in the employee (a) owning shares or options to purchase shares of stock possessing 5% or more of the total combined voting power or value of all classes of stock of MTI, (b) having the right to purchase shares under all employee stock purchase plans of MTI which exceeds $25 of fair market value of such shares for any calendar year in which the right is outstanding at any time, or (c) having the right on the last day of any offering period (described below) to purchase in excess of 2,500 shares.

The price of the MTI common stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the six-month offering period (January 1 or July 1) or on the applicable purchase date (June 30 or December 31). Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. Unless terminated earlier by MTI, the Purchase Plan will terminate in 2007. For the years ended December 31, 2002, 2003, and 2004, purchases by employees under the Purchase Plan resulted in the issuance of 86,742, 105,005, and 122,521 shares of MTI common stock, respectively, and in proceeds to MTI of $202, $242, and $368, respectively. Compensation expense recorded for the plan in the combined consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004 was $0, $98, and $65, respectively. For the year ended December 31, 2002, compensation expense of $80 is included in the pro forma net loss as disclosed in Note 3. Compensation expense for 2003 and 2004 (and pro forma 2002 expense) has been determined using the assumptions for MTI as disclosed in Note 3, except for the expected option term, which is immediate.

Warburg Pincus and certain employees of the Company entered into loan agreements in order for the employees to buy ownership interests in the Company’s subsidiaries. In January 2004, one of the loans was settled for less than the total outstanding balance. The Company has recognized compensation expense of $937 associated with the settlement of the loan.

As a result of the settlement of the loan, the remaining outstanding loans are now considered to be a part of a stock compensation arrangement. The Company measured compensation expense at the modification date for the remaining arrangements and determined that there was no additional compensation expense.

Non-Employee Equity-Based Compensation

For the years ended December 31, 2002, 2003 and 2004, the Company recognized consulting expense, included in research and development expense in the accompanying combined consolidated statements of operations of $246, $240, and $121, respectively, relating to the fair value of 373,897 MTI options granted to consultants under MTI’s 1993 and 1996 Plans. The assumptions and methodology to determine fair value are the same as those used by MTI described in Note 3.

16.   Defined Contribution Plans

Endovascular offers substantially all employees the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The Plan provides for the Company to match 50% of the employees’ pre-tax contribution, up to a maximum of 3% of eligible earnings. The employee is immediately vested in the matching contribution. Compensation expense related to this plan was $145, $729, and $716 for the years ended December 31, 2002, 2003, and 2004, respectively.

MTI administers a 401(k) Savings Plan on behalf of qualified employees. MTI may, at its option, contribute to the plan, but has not done so since the plan’s inception.

Expenses to administer the plans are borne by the Company and have amounted to approximately $32, $38, and $24 for the years ended 2002, 2003 and 2004, respectively.

17.   Income Taxes

The Company is an LLC and is not subject to taxation. The merger with ev3 and the resulting change to a taxable entity does not have an impact on the Company’s combined consolidated financial statements.

The Company’s operating subsidiaries are taxable entities. Following is a combined reconciliation of the U.S. Federal statutory rate to the Company’s effective tax rate:

	For the Years Ended December 31,
	2002	2003	2004
U.S. Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Meals and entertainment	0.1%	0.2%	0.2%
Minority interest	(0.7)%	—	—
Losses of foreign subsidiaries	2.9%	1.8%	2.4%
Stock issuance costs	—	0.3%	—
Acquired in-process research and development	21.7%	—	—%
State income taxes	(0.9)%	(4.7)%	(4.4)%
Tax credits	(0.3)%	(0.3)%	(0.1)%
Non-deductible expenses	—	0.8	3.1%
Change in valuation allowance	10.5%	35.6%	32.5%
Other, net	0.8%	0.8%	0.5%
Effective tax rate	0.1%	0.5%	0.2%

The components of Endovascular’s provision for income taxes are as follows:

	For the Years Ended December 31,
	2002	2003	2004
Current:
U.S. Federal	$—	$—	$—
U.S. State	—	—	—
Foreign	169	301	194
Total Current	169	301	194
Deferred:
U.S. Federal	—	—	—
U.S. State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Total tax provision	$169	$301	$194

Endovascular’s effective income tax rate varies from the U.S. Federal statutory rate as follows:

	For the Years Ended December 31,
	2002	2003	2004
U.S. Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Meals and entertainment	—	0.1%	0.2%
Minority interest	(0.7)%	—	—
Equity earnings of non consolidated affiliates	0.9%	—	—
Losses of foreign subsidiaries	3.5%	2.0%	3.0%
Acquired in-process research and development	24.6%	—	—
State income taxes	(1.0)%	(5.4)%	(5.5)%
Change in valuation allowance	6.9%	36.3%	36.5%
Non-deductible expenses	—	0.9%	—
Other, net	—	0.4%	—
Effective tax rate	0.2%	0.3%	0.2%

Endovascular had the following deferred tax assets and liabilities as of:

	December 31,
	2003	2004
Inventories	$1,263	$980
Intangible assets	(6,741)	(5,491)
Tax credit carryforwards	1,561	1,561
Unrealized losses on investments	3,267	3,267
Property and equipment	109	117
Net operating loss carryforwards	63,957	91,832
Other reserves and accruals	1,795	1,271
Other	1,264	1,784
Valuation allowance	(66,475)	(95,321)
Net deferred tax asset (liability)	$—	$—

Many of Endovascular’s foreign subsidiaries have generated foreign net operating losses, for which the benefit is not recorded in the deferred assets above. The benefit of these losses, if recorded would have a complete valuation allowance established against them.

Endovascular has established a complete valuation allowance against its net deferred tax assets because it was determined by management at the balance sheet date that it was more likely than not that such deferred tax assets would not be realized. Of the total valuation allowance at December 31, 2004, $23,356 relates to deferred tax assets acquired during 2002 in connection with the purchases of EndiCOR, MitraLife, Appriva, ev3 Technologies and IntraTherapeutics. In future years if the deferred tax assets are determined by management to be more likely than not to be realized, the recognized tax benefits relating to the reversal of the valuation allowance as of December 31, 2004 will be recorded as follows:

Income tax benefit from continuing operations	$83,824
Goodwill	$11,497
Total	$95,321

At December 31, 2004, Endovascular had net operating loss carryforwards for federal and state purposes of $229,580 (net of $29,934 expected to expire before utilization due to the Internal Revenue Code (“IRC”) Section 382 limitation). Endovascular has research and experimentation credit carryforwards for federal and California purposes of approximately $1,047 and $496, respectively (collectively net of $1,094 expected to expire before utilization due to the IRC Section 382 limitation). Endovascular also has a manufacturer’s investment credit carryforward for California tax reporting purposes of approximately $19 (net of $20 limited under California law).

The acquisitions made by Endovascular during 2001 and 2002 resulted in ownership changes which limit Endovascular’s ability to utilize its net operating loss and credit carryforwards pursuant to IRC Section 382. It is also possible that Endovascular may have experienced an ownership change or that its subsidiaries may have undergone ownership changes prior to the acquisitions by Endovascular in 2001 and 2002. These possible changes would further limit the availability of the Company’s attributes. Furthermore, subsequent changes in equity of Endovascular could further limit the utilization of the federal net operating loss and credit carryforwards. Such limitations could result in expiration of carryforward periods prior to utilization of the net operating loss and credit carryforwards.

When ev3 Technologies, ev3 International, and MitraLife (“Technologies group”) were acquired there was no ownership change for IRC Section 382 purposes. The net operating loss carryforward of the Technologies group is subject to the separate return year (“SRLY”) provisions of the Treasury Regulations. Under the SRLY provisions, the net operating loss carryforward of the Technologies group may only be used to offset future taxable income generated by the Technologies group.

The carryforwards available as of December 31, 2004 have expiration periods and limitations for federal tax purposes as follows:

Entity Name	NOL Carryforward	Federal Credit Carryforward	State Credit Carryforward	Federal Carryforward Expiration Period	Type of Attribute Limitation
*Microvena	$243	$—	$—	2010-2011	None
*EndiCOR	8,364	—	—	2011-2022	§ 382
*MitraLife	2,896	137	103	2020-2022	SRLY
*Appriva	18,009	360	393	2019-2022	§ 382
*ITI	24,249	550	—	2019-2022	§ 382
ev3 Technologies	5,996	—	—	2021-2023	SRLY
**Endovascular	169,823	—	—	2021-2023	None
TOTAL	$229,580	$1,047	$496

*                    These amounts represent the net operating losses and credit carryforwards acquired by the Company during 2001 and 2002 net of amounts expected to expire before utilization due to the IRC §382 limitations or SRLY limitations.

**             All NOL’s are available for utilization on the consolidated federal income tax return of Endovascular.

The components of MTI’s provision for income taxes are as follows:

	For the Years Ended December 31,
	2002	2003	2004
Current:
U.S. Federal	$—	$—	$—
U.S. State	3	2	2
Foreign	—	—	—
Total Current	3	2	2
Deferred:
U.S. Federal	—	—	—
U.S. State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Total tax provision	$3	$2	$2

MTI’s effective income tax rate varies from the U.S. Federal statutory rate as follows:

	For the Years Ended December 31,
	2002	2003	2004
U.S. Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Meals and entertainment	0.3%	0.6%	0.2%
Stock issuance costs	—	2.6%	—
Acquired in-process research and development	6.4%	—	—
Tax credits	(1.6)%	(2.7)%	(0.6)%
Change in valuation allowance	29.2%	33.4%	17.7%
Non deductible expenses	—	—	16.4%
Other, net	(0.3)%	0.1%	0.3%
Effective tax rate	0.0%	0.0%	0.0%

MTI had the following deferred tax assets and liabilities as of:

	December 31,
	2003	2004
Capitalized research and development costs	$10,006	$10,619
Intangibles	1,711	854
Tax credit carryforwards	3,831	4,188
Net operating loss carryforwards	24,996	30,092
Other reserves and accruals	1,008	1,643
Other	926	1,544
Valuation allowance	(42,478)	(48,940)
Net deferred tax asset	$—	$—

MTI has established a complete valuation allowance against its deferred tax assets because it was determined by management that it was more likely than not at the balance sheet date that such deferred tax assets would not be realized.

When the Company converts to a C-Corporation, the purchase accounting related to the MTI step accounting within MII will result in deferred tax liabilities which will reduce the above valuation allowance.

At December 31, 2004, MTI had net operating loss carryforwards for federal and state purposes of approximately $74,859 and $52,491, respectively. MTI has research and experimentation credit carryforwards for federal and state purposes of approximately $2,136 and $2,052, respectively. MTI also has a manufacturer’s investment credit carryforward for state purposes of approximately $145.

At December 31, 2004, Dendron had foreign net operating loss carryforwards of approximately $9,400. The losses carry over indefinitely, unless certain changes in business operations, as defined, occur during the carryover period. The Company has established a full valuation allowance against these deferred tax assets since management does not believe it is more likely than not that this foreign subsidiary’s German net operating loss carryforwards will be fully utilized. Upon realization, a portion of the benefit from the net operating loss carryforward will reduce goodwill recognized upon Dendron’s acquisition.

The closing of a July 2001 financing transaction with MII resulted in a change in ownership as defined by Section 382 of the Internal Revenue Code and similar state provisions, which resulted in a limitation on the Company’s ability to utilize its net operating loss carryforwards during any year to offset future taxable income in excess of $5,800. A similar limitation may have resulted from financing transactions in 2004.

German taxing authorities have not audited the income tax returns of Dendron since MTI’s acquisition of Dendron in October 2002. While the Company believes that Dendron has made its tax filings in conformity with German tax regulations, the Company is unable to predict what, if any, areas of inquiry might be pursued by German tax authorities in connection with an audit in general, or specifically in connection with either MTI’s acquisition of Dendron or the subsequent closure of MTI’s German manufacturing facility or whether, or to what extent, Dendron will be subject to additional liability or tax.

18.   License Agreements

The Company has various licensing agreements with third parties for the use of certain technologies for which royalties ranging from 3% to 12% of net sales are paid. The Company incurred $914, $1,278, and $1,498 in connection with royalty and licensing agreements, which is included in selling, general and administrative expenses for the years ended December 31, 2002, 2003, and 2004, respectively.

19.   Commitments and Contingencies

Operating Leases

The Company leases various manufacturing and office facilities and certain equipment under operating leases.

Total future non-cancelable minimum lease commitments are as follows:

Years ending December 31:
2005	$4,277
2006	3,292
2007	2,523
2008	1,816
2009	1,761
Thereafter	910
$14,579

Rent expense related to non-cancelable operating leases for the years ended December 31, 2002, 2003, and 2004 was $1,761, $3,364, and $3,752, respectively.

Portions of the Company’s payments for operating leases are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2004. These future payments are subject to foreign currency exchange rate risk.

Purchase Obligations

The Company has entered into a supply agreement with Invatec, which includes minimum purchase obligations over the initial three-year term beginning January 1, 2005. During this period, the Company is committed to the following minimum inventory purchases:

Years ending December 31:
2005	$7,011
2006	20,200
2007	33,824
$61,035

These payments are denominated in Euros and were translated at the respective exchange rate at December 31, 2004. These future payments are subject to foreign currency exchange rate risk. The agreement may be terminated early by the Company or Invatec upon the occurrence of certain events, including by Invatec upon a change of control of the Company involving a competitor of Invatec or if the Company fails to achieve certain minimum annual purchase requirements. In the event Invatec terminates the agreement upon the occurrence of certain events, including a change of control of the Company involving a competitor of Invatec, the Company may be required to pay to Invatec liquidated damages of $5,000 or $15,000, depending on the event causing the termination. In lieu of terminating the agreement for the Company’s failure to meet certain minimum annual purchase requirements, Invatec may require the Company to pay an indemnification amount equal to 80% of the difference between the aggregate minimum annual value of purchases required under the agreement and the total actual purchases of products by the Company during the same contractual year.

Letters of Credit

As of December 31, 2004, the Company had $2,143 of outstanding letters of credit. These outstanding commitments are fully collateralized by restricted cash.

Other

The Company closed redundant offices in 2003 and 2004 to consolidate its operations into its two main facilities in Irvine, California and Plymouth, Minnesota. In connection with the office closures, the Company recorded employee and contractual termination costs of approximately $3,333 and $2,939, which are included in selling, general and administrative expenses on the combined consolidated statements of operations for the years ended December 31, 2003 and 2004, respectively. Unpaid costs related to these closures of $2,322 and $2,559 at December 31, 2003 and 2004, respectively, are included in accrued liabilities and other long-term liabilities on the combined consolidated balance sheets.

Contingencies

The Company is from time to time subject to, and is presently involved in, litigation or other legal proceedings.

In September 2000, Dendron, which was acquired by MTI in 2002, was named as the defendant in three patent infringement lawsuits brought by the Regents of the University of California, as the plaintiff, in the District Court (Landgericht) in Dusseldorf, Germany. The complaints requested a judgment that Dendron’s EDC I coil device infringed three European patents held by the plaintiff and asked for relief in the form of an injunction that would prevent Dendron from producing and selling the devices within Germany and selling from Germany to customers abroad, as well as an award of damages caused by Dendron’s alleged infringement, and other costs, disbursements and attorneys’ fees. In August 2001, the court issued a written decision that the EDC I coil devices did infringe the plaintiff’s patents, enjoined Dendron from selling the devices within Germany and from Germany to customers abroad, and requested that Dendron disclose the individual products’ costs as the basis for awarding damages. In September 2001, Dendron appealed the decision. In addition, Dendron instituted challenges to the validity of each of these patents by filing opposition proceedings with the European Patent Office, or EPO, against one of the patents (MTI joined Dendron in this action in connection with its acquisition of Dendron), and by filing, with MTI, nullity proceedings with the German Federal Patents Court against the German component of the other two patents. In February and March 2003, the Dusseldorf Court of Appeals stayed the litigation proceedings, pending decisions by the German Federal Patents Court and the EPO.

On July 4, 2001, the University of California filed another suit against Dendron alleging that the EDC I coil device infringed another European patent held by the plaintiff. The complaint was filed in the District Court of Dusseldorf, Germany seeking additional monetary and injunctive relief. In April 2002, the Court found that EDC I coil devices did infringe the plaintiff’s patent. The case is under appeal and, likewise, has been stayed by the Dusseldorf Court of Appeal in view of the pending opposition proceedings filed by Dendron against the patent in the European Patent Office.

An accrual for the matters discussed above was included in the balance sheet of Dendron as of the date of its acquisition by the Company, and, accordingly, is included in accrued liabilities in the accompanying combined consolidated balance sheet. Dendron ceased all activities with respect to the EDC I coil device prior to MTI’s October 2002 acquisition of Dendron.

Concurrent with its acquisition of Dendron, MTI initiated a series of legal actions related to its Sapphire coils in the Netherlands and the United Kingdom, which included a cross-border action that was heard by a Dutch court, as further described below. The primary purpose of these actions was to assert both invalidity and non-infringement by MTI of certain patents held by others. The range of patents at issue are held by the Regents of the University of California, with Boston Scientific Corporation subsidiaries named as exclusive licensees, collectively referred to as the “patent holders,” related to detachable coils and certain delivery catheters.

In October 2003, the Dutch court ruled the three patents at issue related to detachable coils are valid and that MTI’s Sapphire coils do infringe such patents. The Dutch court also ruled that the patent holders’ patent at issue related to the delivery catheter was invalid. Under the court’s ruling, MTI has been enjoined from engaging in infringing activities related to the Sapphire coils in most countries within the European Union, and may be liable for then-unspecified monetary damages for activities engaged in by MTI since September 27, 2002. In February 2005, MTI received an initial claim from the patent holders with respect to monetary damages, amounting to €3,600, or approximately $4,300 as of October 2, 2005, with which the Company disagrees. Court hearings will be held regarding these claims. MTI has filed an appeal with the Dutch court, and believes that since the date of injunction in each separate country it is in compliance with the Dutch court’s injunction and MTI intends to continue such compliance. Because the Company believes that MTI has valid legal grounds for appeal, it has determined that a loss is not probable at this time as defined by SFAS 5, Accounting for Contingencies. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

In January 2003, MTI initiated a legal action in the English Patents Court seeking a declaration that a patent held by the patent holders related to delivery catheters was invalid, and that MTI’s products did not infringe this patent. The patent in question was the U.K. designation of the same patent that was found by the Dutch court in October 2003 to be invalid, as discussed above. The patent holders counterclaimed for alleged infringement by MTI. In February 2005, the court approved an interim settlement between the parties under which the patent holders are required to surrender such patent to the U.K. Comptroller of Patents, and to pay MTI’s costs associated with the legal action, including interest. As a result, MTI received interim payments from the patent holders aggregating £500 (equivalent to approximately $950 based on the dates of receipt), which MTI recorded as a reduction of litigation expense upon receipt of such funds in February and March 2005. The parties intend to continue discussions regarding payment by the patent holders of the remaining costs incurred by MTI in such litigation. As a result of the interim settlement, MTI anticipates that it will no longer be involved in litigation in the United Kingdom, although no assurance can be given that no other litigation involving MTI may arise in the United Kingdom.

In the United States, concurrent with the FDA’s marketing clearance of the Sapphire line of embolic coils received in July 2003, MTI initiated a declaratory judgment action against the patent holders in the United States District Court for the Western District of Wisconsin. The action included assertions of non-infringement by MTI and invalidity of a range of patents held by the patent holders related to detachable coils and certain delivery catheters. In October 2003, the court dismissed MTI’s actions for procedural reasons without prejudice and without decision as to the merits of the parties’ positions. In December 2003, the University of California filed an action against MTI in the United States District Court for the Northern District of California alleging infringement by MTI with respect to a range of patents held by the University of California related to detachable coils and certain delivery systems. MTI has filed a counterclaim against the University of California asserting non-infringement by MTI, invalidity of the patents and inequitable conduct in the procurement of certain patents. In addition, MTI filed a claim against the University of California and Boston Scientific Corporation for violation of federal antitrust laws, with the result that the court has subsequently decided to add Boston Scientific as a party to the litigation. A trial date has not been set. Because these matters are in early stages, the Company cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is also in discussions with Edwards Lifesciences AG regarding the X-Sizer, the Company’s thrombectomy product. The Company has received notice from Medtronic Vascular, Inc. that it believes the Company’s Protégé stent infringes on one or more of its patents. The Company has informed Medtronic that it disagrees with Medtronic’s assertions. The Company also received notice from an individual claiming that he believes that the Company’s PLAATO device infringes on two of his patents. The Company has informed this individual that the Company does not believe that its PLAATO device infringes on these patents. On March 30, 2005, the Company was served with a complaint by Boston Scientific Corporation and one of its affiliates which claims that some of the Company’s products, including the SpideRX Embolic Protection Device, infringe certain of Boston Scientific’s patents. This action was brought in the United States District Court for the District of Minnesota. The Company has answered the complaint, and intends to vigorously defend this action as necessary. Because these matters are in early stages, the Company cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

Update as of October 2, 2005 (unaudited)

The Company’s acquisition agreements relating to the purchase of MitraLife, Appriva Medical, Inc. and Dendron GmbH require the Company to make additional payments to the sellers of these businesses if certain milestones related to regulatory steps in the product commercialization process are achieved. The potential milestone payments total $25,000, $175,000 and $15,000 with respect to the MitraLife, Appriva and Dendron acquisitions, respectively, during the period of 2003 to 2009. On September 29, 2004, the Company sold substantially all of the assets constituting the MitraLife business to Edwards Lifesciences and is no longer pursuing commercialization of the product line acquired in the MitraLife transaction. As of the date that the Company sold these assets to Edwards Lifesciences, none of the milestones set forth in the Company’s agreement with the sellers of MitraLife had been met. The Company has determined that it has no current obligations in respect of these milestone payments, and the Company does not believe that it is likely that it will have obligations with respect to these milestones in the future. The Company has determined that the first milestone with respect to the Appriva agreement was not achieved by the January 1, 2005 milestone date and that the first milestone is not payable. On September 27, 2005, the Company announced that it has decided to discontinue the development and commercialization of its PLAATO device, which is the technology acquired in the Appriva transaction. Although the Company recently had obtained conditional approval from the FDA for an investigational device exemption, or IDE, clinical trial for the PLAATO device, the Company determined that, due to the time, cost and risk of enrollment, the trial design ultimately mandated by the FDA was not commercially feasible for the Company at this time. The Company continues to keep all of its options open with regard to the future of the PLAATO technology, which may include a sale or licensing of the technology to third parties. Under the terms of the stock purchase agreement the Company entered into in connection with its acquisition of Dendron, the Company may be required to make additional payments which are contingent upon Dendron products achieving certain revenue targets between 2003 and 2008. In 2003, the $4,000 revenue target for sales of Dendron products during 2003 was met. Accordingly, an additional payment to the former Dendron stockholders of $3,750 was made in 2004. In 2004, the $5,000 revenue target for sales of Dendron products during 2004 was met. Accordingly, a payment to the former Dendron stockholders of $3,750 was accrued in 2004 and was paid during the second quarter of 2005. The Company may be required to make a final payment of $7,500, which is contingent upon Dendron products achieving annual revenues of $25,000 in any year during the period between 2003 and 2008. Any such final payment would be due in the year following the year of target achievement.

In connection with the acquisition of Dendron on October 4, 2002, MTI terminated the then-existing distribution agreements with substantially all of Dendron’s distributors. One such distributor has indicated its intent to pursue what it believes are its rights against MTI, however, the amount that might be sought by such distributor is unknown. MTI believes it has satisfied its obligations to all the former Dendron distributors, and, accordingly, believes that losses from future claims, if any, are not probable as defined by SFAS No. 5 “Accounting for Contingencies”.

The Company is from time to time subject to, and is presently involved in, litigation or other legal proceedings.

In September 2000, Dendron, which was acquired by MTI in 2002, was named as the defendant in three patent infringement lawsuits brought by the Regents of the University of California, as the plaintiff, in the District Court (Landgericht) in Dusseldorf, Germany. The complaints requested a judgment that Dendron’s EDC I coil device infringed three European patents held by the plaintiff and asked for relief in the form of an injunction that would prevent Dendron from producing and selling the devices within Germany and selling from Germany to physician customers abroad, as well as an award of damages caused by Dendron’s alleged infringement, and other costs, disbursements and attorneys’ fees. In August 2001, the court issued a written decision that EDC I coil devices did infringe the plaintiff’s patents, enjoined Dendron from selling the devices within Germany and from Germany to physician customers abroad, and requested that Dendron disclose the individual products’ costs as the basis for awarding damages. In September 2001, Dendron appealed the decision. In addition, Dendron instituted challenges to the validity of each of these patents by filing opposition proceedings with the European Patent Office, or EPO, against one of the patents (MTI joined Dendron in this action in connection with its acquisition of Dendron), and by filing, with MTI, nullity proceedings with the German Federal Patents Court against the German component of the other two patents. The opposition proceedings with the EPO on the one patent are complete, and the EPO has rejected the opposition and has upheld the validity of the one patent.

On July 4, 2001, the University of California filed another suit against Dendron alleging that the EDC I coil device infringed another European patent held by the plaintiff. The complaint was filed in the District Court of Dusseldorf, Germany seeking additional monetary and injunctive relief. In April 2002, the Court found that EDC I coil devices did infringe the plaintiff’s patent. The patent involved is the same patent that was involved in the case before the English Patents Court discussed below and that was ruled by a Dutch court to be invalid, also discussed below. The opposition proceedings on the patent are complete, and the EPO has rejected the opposition and has upheld the validity of the patent. The case is under appeal and an oral hearing is scheduled to be held in the Dusseldorf Court of Appeal on March 9, 2006.

An accrual for the matters discussed above was included in the balance sheet of Dendron as of the date of its acquisition by MTI. As of October 2, 2005, approximately $800 was recorded in accrued liabilities in the Company’s consolidated financial statements included in this report. Dendron ceased all activities with respect to the EDC I coil device prior to MTI’s October 2002 acquisition of Dendron.

Concurrent with its acquisition of Dendron, MTI initiated a series of legal actions related to its Sapphire coils in the Netherlands and the United Kingdom, which included a cross-border action that was heard by a Dutch court, as further described below. The primary purpose of these actions was to assert both invalidity and non-infringement by MTI of certain patents held by others. The range of patents at issue are held by the Regents of the University of California, with Boston Scientific Corporation subsidiaries named as exclusive licensees, collectively referred to as the “patent holders,” related to detachable coils and certain delivery catheters.

In October 2003, the Dutch court ruled the three patents at issue related to detachable coils are valid and that MTI’s Sapphire coils do infringe such patents. The Dutch court also ruled that the patent holders’ patent at issue related to the delivery catheter was invalid. Pursuant to the court’s ruling, MTI has been enjoined from engaging in infringing activities related to the Sapphire coils in most countries within the European Union, and may be liable for then-unspecified monetary damages for activities engaged in by MTI since September 27, 2002. In February 2005, MTI received an initial claim from the patent holders with respect to monetary damages, amounting to €3,600, or approximately $4,300 as of October 2, 2005, with which MTI disagrees. Court hearings will be held regarding these claims. MTI has filed an appeal with the Dutch court, and believes that since the date of injunction in each separate country it is in compliance with the Dutch court’s injunction and MTI intends to continue such compliance. Because the Company believes that MTI has valid legal grounds for appeal, the Company has determined that a loss is not probable at this time as defined by SFAS 5, Accounting for Contingencies. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

In January 2003, MTI initiated a legal action in the English Patents Court seeking a declaration that a patent held by the patent holders related to delivery catheters was invalid, and that MTI’s products did not infringe this patent. The patent in question was the U.K. designation of the same patent that was found by the Dutch court in October 2003 to be invalid, as discussed above. The patent holders counterclaimed for alleged infringement by MTI. In February 2005, the court approved an interim settlement between the parties under which the patent holders are required to surrender such patent to the U.K. Comptroller of Patents, and to pay MTI’s costs associated with the legal action, including interest. As a result, MTI received interim payments from the patent holders aggregating £500 (equivalent to approximately $900 based on the dates of receipt), which MTI recorded as a reduction of litigation expense upon receipt of such funds in February and March 2005. The parties intend to continue discussions regarding payment by the patent holders of the remaining costs incurred by MTI in such litigation. As a result of the interim settlement, MTI anticipates that it will no longer be involved in litigation in the United Kingdom, although no assurance can be given that no other litigation involving MTI may arise in the United Kingdom.

In the United States, concurrent with the FDA’s marketing clearance of the Sapphire line of embolic coils received in July 2003, MTI initiated a declaratory judgment action against the patent holders in the United States District Court for the Western District of Wisconsin. The action included assertions of non-infringement by MTI and invalidity of a range of patents held by the patent holders related to detachable coils and certain delivery catheters. In October 2003, the court dismissed MTI’s actions for procedural reasons without prejudice and without decision as to the merits of the parties’ positions. In December 2003, the University of California filed an action against MTI in the United States District Court for the Northern District of California alleging infringement by MTI with respect to a range of patents held by the University of California related to detachable coils and certain delivery systems. MTI has filed a counterclaim against the University of California asserting non-infringement by MTI, invalidity of the patents and inequitable conduct in the procurement of certain patents. In addition, MTI filed a claim against the University of California and Boston Scientific Corporation for violation of federal antitrust laws, with the result that the court has subsequently decided to add Boston Scientific as a party to the litigation. A trial date has not been set. Because these matters are in early stages, the Company cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

In March 2005, Medtronic, Inc. contacted the Company to express its view that the Company’s Protégé stents infringe on one or more of its patents. The Company informed Medtronic that the Company disagrees with its assertions, and has since had several discussions with Medtronic. No lawsuit with respect to this matter has been filed. The Company also received notice from an individual claiming that he believes that the Company’s PLAATO device infringes on two of his patents. The Company has informed this individual that it does not believe that its PLAATO device infringes on these patents. The Company has also informed this individual of its decision to discontinue the development and commercialization of the PLAATO device. On March 30, 2005, the Company was served with a complaint by Boston Scientific Corporation and one of its affiliates which claims that some of the Company’s products, including its SpideRX Embolic Protection Device, infringe certain of Boston Scientific’s patents.

This action was brought in the United States District Court for the District of Minnesota. The Company has answered the complaint and intend to vigorously defend this action. Because these matters are in early stages, the Company cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

The acquisition agreement relating to the Company’s acquisition of Appriva Medical, Inc. contains four milestones to which payments relate. The first milestone was required by its terms to be achieved by January 1, 2005 in order to trigger a payment equal to $50,000. The Company has determined that the first milestone was not achieved by January 1, 2005 and that the first milestone is not payable. On May 20, 2005, Michael Lesh, as an individual seller of Appriva stock and purporting to represent certain other sellers of Appriva stock, filed a complaint in the Superior Court of the State of Delaware with individually specified damages aggregating $70,000 and other unspecified damages for several allegations, including that the Company, along with other defendants, breached the acquisition agreement and an implied covenant of good faith and fair dealing by willfully failing to take the steps necessary to meet the first milestone under the agreement, and thereby also failing to meet certain other milestones, and further that one milestone was actually met. The complaint also alleges fraud, negligent misrepresentation and violation of state securities laws in connection with the negotiation of the acquisition agreement. The Company believes these allegations are without merit and intend to vigorously defend this action. The Company filed a motion to dismiss the complaint. A hearing is expected to be held on this motion in January 2006. The parties have not engaged in any discovery. On August 5, 2005, the Company’s attorneys received a letter from attorneys representing certain other sellers of Appriva stock (who are not purported to be represented in the action filed by Lesh), asking the Company’s attorneys to enter into a dialogue regarding their assertions that certain milestones should have been paid. The Company believes their assertions are without merit. Failure to reach agreement with these new claimants on a resolution of the Company’s differences could lead to additional litigation on this matter. Because these matters are in an early stage, the Company cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

On October 10, 2005, the Company announced that it had delivered a proposal to MTI to acquire all of the outstanding shares of common stock of MTI that the Company does not already own (See Note 24). On October 11, 2005, a purported stockholder class action lawsuit related to the Company’s proposal to acquire all of the outstanding shares of common stock of the Company’s majority-owned subsidiary, Micro Therapeutics, Inc., that the Company did not already own, was filed in the Court of Chancery of the State of Delaware, in and for New Castle County, Delaware, naming MTI and each of its directors and ev3 as defendants. The complaint alleges that the defendants have and are breaching their fiduciary duties to the detriment of MTI’s stockholders by, among other things, denying MTI’s public stockholders the opportunity to obtain fair value for their equity interests by proposing a transaction at an inadequate premium. The complaint seeks the following relief: (1) certification of the lawsuit as a class action; (2) an injunction preventing the completion of the proposed transaction; (3) rescission of the proposed transaction or rescissory damages to the extent the proposed transaction is already implemented prior to final judgment; (4) compensation for the plaintiff and other members of the class for all damages sustained as a result of the defendants’ conduct; (5) directing that the defendants account to the plaintiff and other members of the class for all profits and any special benefits obtained as a result of their conduct; (6) costs and disbursements of the lawsuit, including attorneys’ fees and expenses; and (7) such other relief as the court may find just and proper. ev3 believes this lawsuit is without merit and plans to defend it vigorously. Because this matter is in an early stage, the Company cannot estimate the possible loss or range of loss, if any, associated with the resolution. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

20.   Related Party Transactions

The Company’s wholly-owned subsidiary, Endovascular, is a party to several agreements with the Company’s majority owned subsidiary, MTI. Pursuant to these agreements, Endovascular is a distributor of certain MTI products, provides inventory management and administrative services for certain finished goods inventory of MTI neurovascular products, provides MTI with marketing, sales solicitation, accounting, invoicing, collection and administrative services in certain countries other than the United States and Canada. All significant intercompany balances and transactions have been eliminated and all minority interest amounts are reported in the combined consolidated statements of operations.

21.   Segment and Geographic Information

The Company operates in two operating segments: cardio peripheral and neurovascular.

The cardio peripheral operating segment includes cardiovascular products which are used to treat coronary artery disease, atrial fibrillation and other disorders in heart and peripheral vascular products which are used to treat vascular disease in legs, kidney (or renal), neck (or carotid), and generally all vascular diseases other than in the brain or the heart.

The neurovascular operating segment includes products that are used to treat vascular disease and disorders in the brain, including aneurysms and arterial-venous malformations.

Management measures segment profitability on the basis of gross profit calculated as net sales less cost of goods sold excluding amortization of intangible assets. Other operating expenses are not allocated to individual operating segments for internal decision making activities.

The Company sells its products through a direct sales force in the United States, Canada, Europe and Japan as well as through distributors in other international markets. The Company’s customers include a broad physician base consisting of cardiologists, radiologists, neuro-radiologists, vascular surgeons, neurosurgeons and other endovascular specialists.

The following is segment information:

				For the Nine Months Ended
	For the Years Ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
Net sales
Cardio Peripheral:
Stents	$2,068	$16,196	$20,484	$14,777	$25,792
Thrombectomy and embolic protection	3,896	6,892	9,119	5,683	9,410
Procedural support and other	21,203	22,343	23,339	17,320	20,690
Total Cardio Peripheral	$27,167	$45,431	$52,942	$37,780	$55,892
Neurovascular
Embolic products	2,827	8,269	12,583	8,337	14,417
Neuro access and delivery products	7,090	13,939	20,809	14,686	22,413
Total Neurovascular	$9,917	$22,208	$33,392	$23,023	$36,830
Total net sales	$37,084	$67,639	$86,334	$60,803	$92,722
Gross profit
Cardio Peripheral	$15,538	$24,461	$27,477	$20,140	$29,344
Neurovascular	4,616	12,960	18,995	13,179	24,894
Total	$20,154	$37,421	$46,472	$33,319	$54,238
Identifiable assets
Cardio Peripheral		$135,610	$146,722		$255,652
Neurovascular		71,413	65,324		58,902
Total		$207,023	$212,046		$314,554
Gross profit(1)	$20,154	$37,421	$46,472	$33,319	$54,238
Operating expense	202,695	140,204	137,447	95,201	134,425
Loss from operations	$(182,541)	$(102,783)	$(90,975)	$(61,882)	$(80,187)

(1)          Gross profit for internal measurement purposes is defined as net sales less cost of goods sold.

For the years ended December 31, 2002, 2003, and 2004, no single customer represented more than 10% of the Company’s combined consolidated net sales.

The following table presents net sales and long-lived assets by geographic area for the years ended and at December 31 and for the nine months ended October 3, 2004 and October 2, 2005 and at October 2, 2005:

Geographic Data	2002	2003	2004	October 3, 2004	October 2, 2005
				(unaudited)
Net Sales
United States	$24,916	$37,616	$42,791	$30,888	$49,141
International	12,168	30,023	43,543	29,915	43,581
Total net sales	$37,084	$67,639	$86,334	$60,803	$92,722
Long-lived Assets
United States		$13,719	$14,918		$21,046
International		2,492	1,526		1,365
Total long-lived assets		$16,211	$16,444		$22,411

22.   Quarterly Financial Data (Unaudited)

	Net Sales	Loss from Operations	Net Loss	Net Loss Attributable to Common Unit/Share Holders	Loss Per Membership Unit/Share
2003
First Quarter	$14,950	$(23,587)	$(18,456)	$(18,456)	$(22.38)
Second Quarter	16,758	(26,741)	(22,264)	(22,264)	(26.28)
Third Quarter	16,123	(25,343)	(26,496)	(28,630)	(34.98)
Fourth Quarter	19,808	(27,112)	(39,720)	(45,237)	(44.28)
2004
First Quarter	$20,580	$(24,351)	$(26,649)	$(32,584)	$(19.08)
Second Quarter	20,569	(25,354)	(26,975)	(32,844)	(18.29)
Third Quarter	19,654	(12,177)	(15,282)	(21,270)	(8.35)
Fourth Quarter	25,531	(29,093)	(30,367)	(36,401)	(14.28)
2005
First Quarter	$27,682	$(29,321)	$(32,369)	$(38,795)	$(14.94)
Second Quarter	31,540	(28,960)	(35,222)	(40,857)	(4.60)
Third Quarter	33,500	(21,906)	(20,457)	(20,457)	(0.42)

Fourth quarter losses in 2003 include an other than temporary impairment charge of $11,070 related to investments.

Loss per membership unit for each quarter is required to be computed independently. As a result, the sum of the quarterly loss per unit calculation does not equal the total year basic loss per membership unit in 2003

23.   Loss Per Membership Unit

The following outstanding convertible preferred units, convertible demand notes, redeemable common units, and unit options were excluded from the computation of diluted loss per membership unit as they had an antidilutive effect:

				Nine Months Ended
	Year Ended December 31,			October 3,	October 2,
	2002	2003	2004	2004	2005
				(unaudited)
Convertible preferred stock class A (assuming conversion using the contractual conversion ratio to common units)	3,082,049	4,006,786	4,006,786	4,006,786	—
Convertible preferred stock class B (assuming conversion using the contractual conversion ratio to common units)	6,849,136	6,846,222	6,846,222	6,846,222	—
Demand notes (assuming conversion at stated value into common units)	5,065,496	9,973,455	14,019,335	13,389,342	—
Redeemable common units	450,758	—	—	—	—
Options	1,230,704	1,535,420	1,633,393	1,588,171	3,640,407
	16,678,143	22,361,883	26,505,736	25,830,522	3,640,407

24.   Subsequent Events

As discussed in Note 2, on May 26, 2005, the Company consummated the exchange of a total of 9,704,819 common shares of MTI directly owned by Warburg Pincus and Vertical for common units. The combined consolidated financial statements give effect to the contribution of MTI shares owned by Warburg Pincus as though such contribution occurred in 2003 and 2004 when Warburg Pincus acquired its interest in MTI. The contribution of the MTI shares owned by Vertical will be accounted for under the purchase method of accounting on the contribution date and is not given effect in these combined consolidated financial statements.

On May 6, 2005, MTI entered into an asset-based credit agreement with a bank that, subject to customary covenants, provides up to $3,000 of cash funding based on MTI’s U.S. accounts receivable and inventory balances. The loan is collateralized by substantially all of MTI’s assets and expires in May 2007.

The acquisition agreement in connection with the Company’s acquisition of Appriva contains four milestones to which payments relate. The first milestone was required by its terms to be achieved by January 1, 2005 in order to trigger a payment equal to $50,000. The Company has determined that the first milestone was not achieved by January 1, 2005 and that the first milestone is not payable. However, on May 20, 2005, the sellers of Appriva filed a complaint in the Superior Court of the State of Delaware with individually specified damages aggregating $70,000 and other unspecified damages for several allegations, including that the Company breached the acquisition agreement and an implied covenant of good faith and fair dealing by willfully failing to take the steps necessary to meet the first milestone under the agreement, thereby also failing to meet certain other milestones, and further that one milestone was actually met. The complaint also alleges fraud, negligent misrepresentation and violation of state securities laws in connection with the negotiation of the acquisition agreement. The Company believes these allegations are without merit and intends to vigorously defend this action. Because this matter is in an early stage, the Company cannot estimate the possible loss or range of loss, if any, associated with its resolution. However, there can be no assurance that the ultimate resolution of this matter will not result in a material adverse effect on the Company’s business, financial condition or results of operations.

Unaudited subsequent events

On October 10, 2005, the Company announced that the Company had delivered a proposal to MTI to acquire all of the outstanding shares of common stock of MTI that it does not already own. The Company currently own approximately 70.1% of MTI’s outstanding common stock. On November 14, 2005, the Company and MII entered into an Agreement and Plan of Merger with MTI pursuant to which the Company would acquire the shares of MTI that the Company do not already own at an exchange ratio of 0.476289 of a share of its common stock for each outstanding share of MTI common stock. Under the terms of the merger, the Company would issue approximately 6.9 million new shares of its common stock, bringing its total pro forma outstanding shares to approximately 56.1 million. In addition, the Company would assume all of the outstanding options to purchase MTI common stock under MTI’s stock option plans. However, there can be no assurance that this transaction will be completed on these terms or at all. As discussed in the Note 19 Update as of October 2, 2005 (unaudited), on October 11, 2005, a purported stockholder class action lawsuit related to our proposal to acquire all of the outstanding shares of MTI common stock, was filed in the Court of Chancery of the State of Delaware.

On October 13, 2005, MTI entered into a lease with The Irvine Company (the “Landlord”) for approximately 96,400 square feet of new office, research and manufacturing space located at 9775 Toledo Way, Irvine, CA 92618 (the “9775 Premises”). The term of the lease is approximately five years commencing on the date that the Landlord substantially completes improvements to the 9775 Premises as set forth in the lease. The lease provides MTI with an option to extend the term of the lease for an additional six years. The basic rental amount for the 9775 Premises is initially $68 per month and increases annually over the term of the lease up to a maximum of $93 per month.

In order to provide MTI with financing to support the planned improvements and anticipated moving expenses, which are preliminarily estimated to be approximately $2,300, the Company agreed to provide MTI with an unsecured loan up to $2,300. MTI may draw down amounts under the loan from time to time up to an aggregate of $2,300. The amounts drawn down under the loan will bear interest at a floating prime rate plus 2.3% and will be payable in 36 consecutive monthly installments, plus accrued interest. In addition to the loan, ev3 Endovascular issued a $1,000 standby irrevocable letter of credit in favor of the Landlord, to provide MTI with additional financing to support the planned improvements. The letter of credit expires on September 15, 2006, but will be automatically extended for successive one-year periods thereafter, unless LaSalle Bank N.A. notifies the parties that it does not intend to renew the letter of credit for an additional year at least 30 days prior to the expiration date, as such expiration date may be extended.

ev3 Inc.
Schedule II
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Revenue, Costs or Expenses	Other Additions		Deductions	Balance at End of Period
Reserves deducted from assets to which it applies:
Year ended December 31, 2004
Reserve for deferred income tax asset	$122,893	$34,709	$—		$—	$157,602
Accounts receivable allowances	1,574	2,701	—		(1,581)	2,694
Reserve for inventory obsolescence	4,193	1,403			(1,909)	3,687
Year ended December 31, 2003
Reserve for deferred income tax asset	$86,948	$35,945	$—		$—	$122,893
Accounts receivable allowances	2,698	838	141	(a)	(2,103)	1,574
Reserve for inventory obsolescence	5,508	2,100	—		(3,415)	4,193
Year ended December 31, 2002
Reserve for deferred income tax asset	$30,874	$18,430	$37,644	(a)	$—	$86,948
Accounts receivable allowances	187	448	2,217	(a)	(154)	2,698
Reserve for inventory obsolescence	545	936	4,684	(a)	(657)	5,508

(a)—other additions related to acquisitions.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

EV3 INC.,

MICRO INVESTMENT, LLC

AND

MICRO THERAPEUTICS, INC.

DATED AS OF NOVEMBER 14, 2005

i

EXHIBIT 1.4(a)	—Form of Second Amended and Restated Certificate of Incorporation
EXHIBIT 1.4(b)	—Form of Amended and Restated Bylaws
EXHIBIT 5.12(c)(1)	—Form of Parent (and Merger Sub) Representation Letter
EXHIBIT 5.12(c)(2)	—Form of Company Representation Letter

ii

Index of Defined Terms

Defined Term	Section
Agreement	Preamble
Approved Matter	5.1(a)
Assumed Option	2.2(a)
CERCLA	4.16(b)
Certificate	2.1(a)
Certificate of Merger	1.2(a)
Closing	1.2(b)
Closing Date	1.2(b)
Code	Preamble
Company	Preamble
Company Bylaws	3.1(b)
Company Certificate of Incorporation	3.1(b)
Company Common Stock	Preamble
Company Disclosure Letter	Article III
Company ESPP	3.2(a)
Company Independent Advisor	3.3(c)
Company Options	2.2(a)
Company Preferred Stock	3.2(a)
Company Rights	Preamble
Company Shares	Preamble
Company Stockholder Approval	3.3(a)
Company Stock Plans	2.2(a)
Company Subsidiaries	3.2(c)
Company Warrants	3.2(a)
Customers	4.11(a)
D&O Insurance	5.6(c)
DGCL	Preamble
DLLC Act	Preamble
Effective Time	1.2(a)
Environmental Laws	4.16(h)
ERISA	4.14(b)
Exchange Act	3.5
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(a)
FDA .	4.6(d)
FDCA	4.6(a)
GAAP	4.7(b)
Governmental Entity	3.5
Hazardous Material	4.16(i)
Indemnified Parties	5.6(a)
Information Statement/Prospectus	5.9
Intellectual Property	4.17(c)
Judgments	6.1(a)
Key Existing Product	8.11(b)

Key Pipeline Product	8.11(b)
Law	3.4
Liens	3.2(c)
Litigation	4.10(a)
Material Adverse Effect	8.11(d)
Merger	Preamble
Merger Consideration	2.1(a)
Merger Sub	Preamble
Merger Sub Units	2.1(c)
NASDAQ	2.2(b)
NLRB	4.15(a)
Order	3.4
Other Filings	5.9
Parent	Preamble
Parent Benefit Plan	4.14(e)
Parent Bylaws	4.1(b)
Parent Certificate of Incorporation	4.1(b)
Parent Common Stock	4.2(a)
Parent Compensation Plan	4.14(d)
Parent Disclosure Letter	Article IV
Parent ERISA Affiliate	4.14(a)
Parent Filed SEC Reports	4.7(a)
Parent Financial Statements	4.7(b)
Parent Independent Advisor	4.18
Parent Intellectual Property Rights	4.17(c)
Parent Material Contract	4.11(a)
Parent Pension Plan	4.14(b)
Parent Preferred Stock	4.2(a)
Parent Restricted Stock	4.2(a)
Parent SEC Reports	4.7(a)
Parent Stock Plan	4.2(a)
Parent Subsidiaries	4.2(d)
Parent Welfare Plan	4.14(c)
Permits	4.6(a)
Rights Plan	Preamble
S-4	5.9
Sarbanes-Oxley Act	4.7(a)
SEC	2.2(c)
Securities Act	3.5
Special Committee	Preamble
Stock Rights	3.2(b)
Subsidiary	3.1
Suppliers	4.11(a)
Surviving Corporation	Preamble
Tax	4.9(h)
Tax Return	4.9(h)
Termination Date	7.1(b)(i)
Third Party Intellectual Property Rights	4.17(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 14, 2005, is by and among EV3 INC., a Delaware corporation (“Parent”), MICRO INVESTMENT, LLC, a Delaware limited liability company (“Merger Sub”) and a direct wholly owned Subsidiary of Parent, and MICRO THERAPEUTICS, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent through Merger Sub presently holds a majority of the common stock, par value $0.001 per share of the Company (the “Company Shares”) along with the associated preferred share purchase rights (the “Company Rights” and together with the Company Shares, the “Company Common Stock”) issued pursuant to the Company’s Rights Agreement dated June 3, 1999, between the Company and U.S. Stock Transfer and Trust Company, as Rights Agent, as amended (the “Rights Plan”);

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLC Act”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving entity (the “Surviving Corporation”) as a result of which, the Company will become a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has established a Special Committee thereof (the “Special Committee”) and has delegated to the Special Committee the authority to, among other things, negotiate the terms and conditions of this Agreement, retain separate outside legal counsel and a separate financial advisor and recommend to the full Board of Directors of the Company whether the Board of Directors of the Company should approve and declare the advisability of this Agreement;

WHEREAS, the terms of such delegation provided that the Board of Directors of the Company would not recommend or approve any transaction such as that contemplated by this Agreement without the recommendation of the Special Committee;

WHEREAS, the Special Committee, after having consulted with its legal and financial advisors, has determined that the Merger is fair to, and in the best interests of, the holders of Company Common Stock other than Parent and its Subsidiaries, and has recommended to the full Board of Directors of the Company that the Board of Directors of the Company approve and declare the advisability of this Agreement, and the Board of Directors of the Company has approved and declared the advisability of this Agreement (which approval included the approval of each disinterested director of the Company for purposes of Section 144(a) of the DGCL);

WHEREAS, the Board of Directors of Parent has determined that the Merger is in the best interests of Parent and its stockholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Managers of Merger Sub (i) has determined that the Merger is in the best interests of Merger Sub and its sole member and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and declared its advisability and (ii) has recommended that Parent, as the sole member of Merger Sub, approve and adopt this Agreement and the Merger;

WHEREAS, Parent, in its capacity as sole member of Merger Sub, has approved and adopted this Agreement and the Merger by unanimous written consent in accordance with the requirements of the DLLC Act; and

WHEREAS, for U.S. federal income tax purposes, it is intended by Parent, Merger Sub and the Company that (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, (b) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), and (c) Parent and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

THE MERGER

Section 1.1.   The Merger.   Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLC Act, at the Effective Time, the Merger Sub shall be merged with and into the Company. At the Effective Time and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation following the Merger. The existence of the Company shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, it shall be governed by the Laws of the State of Delaware.

Section 1.2.   Effective Time; Closing.

(a)   As promptly as practicable on the Closing Date, the Company shall file a certificate of merger (the “Certificate of Merger”), with the Secretary of State of the State of Delaware and make all other filings or recordings required under the DGCL or the DLLC Act in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the DGCL or the DLLC Act, as applicable. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as the parties hereto agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective, the “Effective Time”).

(b)   The closing (the “Closing”) of the Merger shall be held at 9:00 a.m., Eastern Time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, NY 10036, on the third (3rd) business day following the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at the Closing), unless this Agreement has been theretofore terminated pursuant to its terms or unless another time, date and location is agreed to in writing by Parent and the Company (the date of the Closing, the “Closing Date”).

Section 1.3.   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the DLLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.4.   Certificate of Incorporation and Bylaws.

(a)   At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form set forth in Exhibit 1.4(a) hereto. Thereafter, the certificate of incorporation of the Surviving Corporation may be amended in accordance with its terms and as provided by applicable Law.

(b)   At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in their entirety in the form set forth in Exhibit 1.4(b) hereto. Thereafter, the bylaws may be amended or repealed in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.5.   Directors and Officers.   From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the members of the board of managers of Merger Sub immediately prior to the Effective Time shall be the members of the Board of Directors of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Article II

conversion of securities; exchange procedures

Section 2.1.   Effect on Company Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)    Subject to the other provisions of this Section 2.1 and Section 2.3(e), each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares canceled pursuant to Section 2.1(b)) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive 0.476289 (the “Exchange Ratio”) of a share of Parent Common Stock (the “Merger Consideration”). At the Effective Time, such shares converted pursuant to this Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of record of a certificate or certificates that immediately prior to the Effective Time represented any such shares (collectively, “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Section 2.1(a).

(b)   Each Company Share held in treasury by the Company and each Company Share owned directly by Merger Sub, in each case immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist without any conversion thereof, and no payment, distribution or other consideration shall be made with respect thereto.

(c)    All of the ownership interests in Merger Sub (the “Merger Sub Units”) outstanding immediately prior to the Effective Time shall be converted into and become 100 validly issued, fully paid and nonassessable shares of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation from and after the Effective Time.

Section 2.2.   Stock Options; Warrants.

(a)   At the Effective Time and without any action on the part of the parties hereto, (i) the 1996 Stock Incentive Plan, the 1993 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (together, the “Company Stock Plans”) and (ii) each unexercised and unexpired stock option that is then outstanding under the Company Stock Plans or any other plan or arrangement under which the Company or its subsidiaries grants stock options, whether or not exercisable and whether or not vested (the “Company Options”), shall be assumed by Parent and such Company Options shall be converted into options to purchase Parent Common Stock (individually an “Assumed Option” and collectively the “Assumed Options”). Each Assumed Option shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Company Stock Plan and any agreement evidencing the grant of such Assumed Option, as in effect immediately prior to the Effective Time, except that, as of the Effective Time, (i) the Assumed Options shall be exercisable for whole shares of Parent Common Stock, and the number of such shares shall be equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Assumed Option, whether or not exercisable, immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, (iii) all references in the Company Stock Plan and the agreement evidencing the Assumed Option to the Company shall be deemed to be references to Parent and (iv) all references in the Company Stock Plan and the agreement evidencing the Company Option to Company Common Stock shall be deemed to be references to Parent Common Stock. Notwithstanding anything to the contrary in this Section 2.2, the conversion of any Assumed Options (regardless of whether such options qualify as “incentive stock options” within the meaning of Section 422 of the Code) into options to purchase Parent Common Stock shall be made in such a manner as would not constitute a “modification” of such Assumed Options within the meaning of Section 424 of the Code.

(b)   As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of an Assumed Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Assumed Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.2 after giving effect to the Merger). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Assumed Options pursuant to the terms set forth in this Section 2.2. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or another appropriate form) with respect to the shares of Parent Common Stock subject to the Assumed Options. Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements and to keep the current status of the prospectus or prospectuses required thereby maintained as long as Assumed Options remain outstanding. In addition, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock subject to the Assumed Options to be quoted on NASDAQ National Market (“NASDAQ”).

(c)   On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary actions as may be required to cause any dispositions of the Company Common Stock (including derivative securities with respect to the Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each director or officer who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. Such actions shall be consistent with all current applicable interpretation and guidance of the United States Securities and Exchange Commission (the “SEC”), including, but not limited to, the No-Action letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 2.3.   Exchange of Certificates.

(a)   Exchange Agent.   At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that may be designated by Parent and reasonably satisfactory to the Company as exchange agent (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a), and (ii) cash, from time to time as required solely to make payments in lieu of any fractional shares pursuant to Section 2.3(e) (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1(a) and this Section 2.3(a) out of the Exchange Fund. Except as contemplated by Section 2.3(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b)   Exchange Procedures.   As promptly as practicable after the Effective Time (and in any event within three (3) business days), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor: (A) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to this Article II in respect of the Company Shares formerly represented by such Certificate after taking into account all Company Shares then held by such holder, and (B) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3(c) or (e). In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and a check for cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and for any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c) may be issued to a transferee if the Certificate representing such Company Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, the cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c).

(c)   Distributions with Respect to Unexchanged Shares.   No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate formerly representing Company Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d)   No Further Rights in the Company Common Stock.   All cash paid pursuant to Section 2.3 (e) and all shares of Parent Common Stock issued upon the surrender for exchange of the Company Shares in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares.

(e)   No Fractional Shares.   No certificates or script representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional shares interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Company Shares exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, upon surrender of such holder’s Certificates in accordance with this Section 2.3, an amount in cash (without interest)  rounded to the nearest cent, equal to the product obtained by multiplying (i) the amount of the  fractional share interest to which such holder would otherwise be entitled under Section 2.1(a) (or would be entitled but for this Section 2.3(e)) by (ii) the amount equal to the average of the per share closing prices as reported on NASDAQ of shares of Parent Common Stock during the ten (10) consecutive trading days ending on (and including) the complete trading day immediately preceding the Closing Date. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 2.3(b).

(f)   Adjustments to Exchange Ratio.   The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or the Company Common Stock), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or the Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(g)   Termination of Exchange Fund.   Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of the Company Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Shares who have not theretofore complied with this Article II shall thereafter look solely to Parent with respect to the Merger Consideration payable or issuable upon due surrender of their Certificates, and any distributions payable pursuant to Section 2.3(c), without any interest thereon. Any portion of the Exchange Fund remaining unclaimed by holders of Company Shares as of a date which is immediately prior to such times as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(h)   No Liability.   Neither the Exchange Agent nor any party hereto shall be liable to any holder of Certificates for any such Company Shares (or dividends or distributions with respect thereto), or any cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)   Withholding Rights.   Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect to which such deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(j)   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.3(e) and any dividend or other distributions to which the holders thereof are entitled pursuant to Section 2.3(c).

Section 2.4.   Stock Transfer Books.   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company or the Surviving Corporation. From and after the Effective Time, the holders of Certificates representing Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent, the Surviving Corporation or Parent for any reason shall be canceled and exchanged as provided in this Article II.

Section 2.5.   Forms of Company Options.   Prior to the date hereof, the Company has made available to Parent correct and complete copies of the form of each stock option agreement that evidences any outstanding Company Options, restricted stock grants or other compensatory stock awards, and no stock option agreement or other award agreement that governs any such Company Options or other compensatory stock awards contains terms that are inconsistent with such forms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE Company

The Company represents and warrants to each of the other parties hereto as follows (except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), (ii) as disclosed in the Company SEC Reports filed or furnished to the SEC by the Company, and in either case, publicly available on or after January 1, 2005 and prior to the date hereof, but excluding any risk factor disclosure contained in any such Company SEC Reports under the heading “Risk Factors” or “Special Note Regarding Forward-Looking Statements”), or (iii) that the Company makes no representations in this Article III as to matters relating to Parent, the Parent Subsidiaries or their respective affiliates (other than the Company and the Company Subsidiaries) with respect to any matter covered in this Article III:

Section 3.1.   Organization and Standing.

(a)   The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of the Company, the Board of Directors of the Company and the committees of Boards of Directors of the Company, in each case held since January 1, 2003 and prior to the date hereof.

(b)   (i) Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and (ii) each of the Company and each Company Subsidiary (A) has full corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (B) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except in the case of clauses (b)(i) and (b)(ii), where any such failure has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has furnished or made available to Parent true and complete copies of the Amended and Restated Certificate of Incorporation of the Company (“Company Certificate of Incorporation”) and the Bylaws of the Company (the “Company Bylaws”), in each case as amended and in effect as of the date hereof. The Company Certificate of Incorporation and the Company Bylaws are in full force and effect and have not been amended or otherwise modified. The Company is not in material violation of any provision of the Company Certificate of Incorporation or the Company Bylaws, and no Company Subsidiary is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

For purposes of this Agreement a “Subsidiary” of any person means another person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first person or by any one or more of its Subsidiaries, or by such first person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first person) or (ii) of which such first person or any other Subsidiary of such first person is a general partner (excluding partnerships, the general partnership interests of which held by such first person and any Subsidiary of such first person do not have a majority of the voting interests in such partnership).

Section 3.2.   Capitalization.

(a)   The authorized capital stock of the Company consists of 70,000,000 shares of the Company Common Stock and 5,000,000 shares of preferred stock, $0.001 par value (the “Company Preferred Stock”). As of November 11, 2005, (a) 48,578,719 shares of the Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights, (b) no shares of the Company Common Stock are held in the treasury of the Company, (c) 5,113,596 Company Options are outstanding pursuant to the Company Stock Plans, each such option entitling the holder thereof to purchase one share of the Company Common Stock, and 1,164,383 shares of the Company Common Stock are authorized and reserved for future issuance pursuant to the exercise of such Company Options, (d) no shares of Company Preferred Stock are issued and outstanding, (e) there are no warrants issued and outstanding to purchase shares of the Company Common Stock (the “Company Warrants”), (f) no shares of restricted stock of the Company are issued and outstanding, (g) 189,156 shares of Company Common Stock are authorized and reserved for future issuance pursuant to the Company’s Fifth Amended and Restated Employee Stock Purchase Plan (the “Company ESPP”), and (h) 170,000 shares of Company Preferred Stock were designated Series A Preferred Stock, par value $0.001 per share, and were reserved for issuance upon exercise of the Company Rights pursuant to the Rights Plan. Section 3.2 of the Company Disclosure Letter sets forth a true and complete list, as of November 11, 2005, of the outstanding Company Options and Company Warrants with the exercise price of each such options and warrants.

(b)   Except as set forth above, as of November 11, 2005, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary relating to the issued or unissued capital stock or equity interest of the Company or any Company Subsidiary or obligating Company or any Company Subsidiary to issue or sell any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests (collectively, “Stock Rights”) in the Company or any Company Subsidiary. All shares of the Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any Company Shares) or any Company Subsidiary or any Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(c)   Exhibit 21.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 includes all the Subsidiaries of the Company (the “Company Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21.1, owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries directly or indirectly owns or has any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Company Subsidiaries).

Section 3.3.   Authority for Agreement.

(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval (as defined below) in connection with this Agreement and the Merger, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement, and the consummation by Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than obtaining the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL and the DLLC Act). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of a majority in voting power of the outstanding shares of the Company Common Stock entitled to vote in accordance with the DGCL, the Company Certificate of Incorporation and the Company Bylaws (the “Company Stockholder Approval”), acting at a duly called meeting of the stockholders of the Company or by written consent in lieu of such meeting, is the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b)   At a meeting duly called and held on the date hereof, the Board of Directors of the Company acting subsequent to the unanimous recommendation of the Special Committee (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and the Company’s stockholders and (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger (such approval included the approval of each disinterested director of the Company for purposes of Section 144(a) of the DGCL) which, in each case, has not been subsequently rescinded, modified or withdrawn prior to the execution and delivery of this Agreement by the Company. The actions taken by the Board of Directors of the Company constitute approval of the Merger, this Agreement and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL such that the restrictions on “business combinations” (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL do not apply to this Agreement, or the transactions contemplated hereby. Other than Section 203 of the DGCL, no state anti-takeover or similar statute is applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

(c)   Deutsche Bank Securities, Inc. (the “Company Independent Advisor”) has delivered to the Special Committee its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates). The Company has made available to Parent a correct and complete copy of the form of each such opinion prior to the execution of this Agreement.

Section 3.4.   No Conflict.   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (a) assuming the Company Stockholder Approval is obtained, conflict with or violate (i) the Company Certificate of Incorporation, the Company Bylaws or the Rights Plan or (ii) the equivalent organizational documents of any Company Subsidiary, (b) subject to Section 3.5 and assuming the Company Stockholder Approval is obtained, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an “Order”), in each case applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company or any  Company Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of any of them is bound or affected (including any material contract of the Company), except, in the case of clauses (a)(ii), (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5.   Required Filings and Consents.   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”), except for (i) applicable requirements, if any, of (A) the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the filing with and declaration of effectiveness by the SEC of the Information Statement/Prospectus and the Other Filings, as applicable, (B) state securities or “blue sky” laws, (C) the DGCL and the DLLC Act to file the Certificate of Merger or other appropriate documentation, (D) NASDAQ, and (E) the filings by the Company required by applicable antitrust and competition laws, (ii) receipt of the Company Stockholder Approval, and (iii) such consents, approvals, orders, authorizations or permits of, or declarations, registrations, filings with, or notifications to any Governmental Entity which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6.   Information Supplied.   The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Information Statement/Prospectus and the Other Filings, as applicable, shall not, at (i) the time the Information Statement/Prospectus is declared effective, (ii) the time the Information Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and (iii) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If, at anytime prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or supplement to the Information Statement/Prospectus, the Company shall promptly inform Parent in writing. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement/Prospectus.

Section 3.7.   Rights Plan.   The Company has taken all actions necessary under the Rights Plan, to (i) render the Rights Plan inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (x) none of Parent, Merger Sub or any other Parent Subsidiary is an Acquiring Person (as defined in the Rights Plan), (y) a Distribution Date or a Stock Acquisition Date (as such terms are defined in the Rights Plan) does not occur and (z) the Company Rights do not become exercisable, in the case of clauses (x), (y) and (z), solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement and (iii) provide that the Expiration Date (as defined in the Rights Plan) shall occur immediately prior to the Effective Time.

Section 3.8.   Brokers.   Except pursuant to the Company Independent Advisor’s engagement letter with the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Section 3.8 of the Company Disclosure Letter includes a true and complete copy of all agreements between the Company and the Company Independent Advisor pursuant to which such firm would be entitled to any payment relating to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.9.   Taxes.   Neither the Company nor any of the Company Subsidiaries has taken any action or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Article IV

REPRESENTATIONS AND WARRANTIES
OF Parent AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Company as follows  (except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), (ii) as disclosed in the Parent SEC Reports filed or furnished to the SEC by Parent, and in either case, publicly available on or after January 1, 2005 and prior to the date hereof (including the report on Form 10-Q to be filed with the SEC on November 14, 2005) but excluding any risk factor disclosure contained in any such Parent SEC Reports under the heading “Factors That May Affect Future Results” or “Special Note Regarding Forward-Looking Statements”) or (iii) that Parent and Merger Sub make no representation in this Article IV as to matters relating to the Company or the Company Subsidiaries or their respective affiliates with respect to any of the matters covered in this Article IV:

Section 4.1.   Organization and Standing.

(a)   Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Parent has made available to the Company complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of Parent, the Board of Directors of Parent and the committees of Boards of Directors of Parent, in each case held since January 1, 2003 and prior to the date hereof.

(b)   (i) Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) each of Parent, Merger Sub and each Parent Subsidiary (A) has full corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (B) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except in the case of clauses (b)(i) and (b)(ii), where any such failure has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent has furnished or made available to the Company true and complete copies of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), in each case as amended and in effect as of the date hereof. The Parent Certificate of Incorporation and the Parent Bylaws are in full force and effect and have not been amended or otherwise modified. Parent is not in material violation of any provision of the Parent Certificate of Incorporation or the Parent Bylaws, and no Parent Subsidiary is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

(c)   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities, conducted any operations or incurred any liabilities, other than liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

Section 4.2.   Capitalization.

(a)   The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, par value $0.01 per share (“Parent Common Stock”) and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As November 1, 2005, (i) 49,155,616 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) an aggregate of 2,000,000 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2005 Stock Option Plan (the “Parent Stock Plan”), of which 1,691,924 shares of Parent Common Stock were subject to outstanding and unexercised stock options, and (iv)  none of the issued and outstanding shares of Parent Common Stock were subject to vesting, restrictions on transfer or repurchase rights (shares so subject, “Parent Restricted Stock”). As of November 1, 2005, no shares of Parent Preferred Stock were issued and outstanding or were held by Parent in its treasury.

(b)   Except as set forth above, as of November 1, 2005 there are no Stock Rights in Parent or any Parent Subsidiary. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity interest of Parent (including any shares of Parent Common Stock) or any Parent Subsidiary or any Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(c)   All of the authorized interests in Merger Sub are directly owned by Parent free and clear of all Liens and are fully paid and nonassessable and free of preemptive rights. There are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Merger Sub relating to the issued or unissued equity interests of Merger Sub or obligating Merger Sub to issue or sell any equity interests of, or options, warrants, convertible securities, subscriptions or other equity interests in, Merger Sub.

(d)   Exhibit 21.1 to Parent’s Form S-1 filed with the SEC on April 5, 2005, as amended, includes all the Subsidiaries of Parent (the “Parent Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each such Parent Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21.1, owned directly or indirectly by Parent, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws. As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries directly or indirectly owns or has any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Parent Subsidiaries).

Section 4.3.   Authority for Agreement.

(a)   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than the filing and recordation of appropriate merger documents as required by the DGCL and the DLLC Act). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of the holders of the outstanding units of interest in Merger Sub entitled to vote at a duly called and held meeting of unitholders is the only vote of the holders of membership units of Merger Sub necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b)   The Board of Directors of Parent has unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and in the best interests of

Parent and Parent’s stockholders and (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger.

(c)   The Board of Managers of Merger Sub has unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and in the best interests of Merger Sub and Merger Sub’s stockholder, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the sole member of Merger Sub.

(d)   Parent, in its capacity as sole member of Merger Sub, has unanimously approved and adopted this Agreement and the Merger.

Section 4.4.   No Conflict.   The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (a) conflict with or violate (i) the Parent Certificate of Incorporation or the Parent Bylaws, (ii) the Certificate of Formation of Merger Sub or the Operating Agreement of Merger Sub or (iii) the equivalent organizational documents of any of the Parent Subsidiaries, (b) subject to Section 4.5, conflict with or violate any Law or any Order, in each case applicable to Parent or any of the Parent Subsidiaries or by which any property or asset of Parent or any of the Parent Subsidiaries is bound or affected, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of the Parent Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any property or asset of any of them is bound or affected, except, in the case of clauses (a)(iii), (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.5.   Required Filings and Consents.   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of (A)  the Securities Act and the Exchange Act, including, without limitation, the filing with, and declaration of effectiveness by, the SEC of the Information Statement/Prospectus and the Other Filings, as applicable, (B) state securities or “blue sky” laws, (C) the DGCL and the DLLC Act to file the Certificate of Merger or other appropriate documentation, (D) NASDAQ, and (E) the filings by Parent required by applicable antitrust and competition laws, and (ii) such consents, approvals, orders, authorizations or permits of, or declarations, registrations, filings with, or notifications to any Governmental Entity which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6.   Compliance; Regulatory Compliance.

(a)   Each of Parent and the Parent Subsidiaries (i) is and has been operated at all times in compliance with all Laws applicable to Parent or any Parent Subsidiary or by which any property, business or asset of Parent or any Parent Subsidiary is bound or affected, including, but not limited to, the federal Food, Drug and Cosmetic Act (“FDCA”) (21 U.S.C § 321 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion laws, SSA § 1128 (42 U.S.C. § 1320a-7), or the regulations promulgated pursuant to such laws, and comparable state laws, accreditation standards and all other state and federal laws, regulations, manual provisions, policies and administrative guidance relating to the regulation of the business of Parent and the Parent Subsidiaries, and (ii) is not in default or violation of any federal or state governmental licenses, registrations, approvals, authorizations, clearances, exemptions, filings, permits or franchises  (collectively, “Permits”) to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any property or asset of Parent or any Parent Subsidiary is bound or affected, except, in the case of clauses (a)(i) and (ii) above, for any such failures to comply, defaults, violations or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)   Each of Parent and the Parent Subsidiaries has in effect all material Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used; and except as set forth on Section 4.6 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has received any notice or communication from any Governmental Entity regarding (i) any actual or possible violation of applicable law or any Permit or any failure to comply with any applicable law or the requirements of any Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, limitation, termination or modification of any Permit; except for any such violation, revocation, withdrawal, suspension, cancellation, limitation, termination or modification which has not had and would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)   Neither Parent nor any Parent Subsidiary is enrolled as a supplier or provider under Medicare, Medicaid, or any other governmental health care program or third party payment program or is a party to any participation agreement for payment by any such governmental health care program and third party payment program.

(d)   Parent and the Parent Subsidiaries, as well as Parent’s and the Parent Subsidiaries’ manufacturers, suppliers, distributors or other third party contractors, manufacture, market, and distribute, and for the past three years have manufactured, marketed, and distributed, their products in compliance with all applicable federal statutes, and rules and regulations promulgated by the United States Food and Drug Administration (“FDA”) and with applicable laws, rules, regulations, and standards of any comparable state authority or foreign regulatory authority, including, but not limited to, the FDCA and its implementing regulations at 21 C.F.R. Parts 801, 803, 806, 807, 814 and 820, and Parent’s quality control procedures in effect at the time of manufacture, except for instances of noncompliance which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of the products currently marketed by Parent and the Parent Subsidiaries in the United States have been approved or cleared for sale by the FDA and all other applicable federal and state regulatory agencies. For all of the products currently marketed by Parent and the Parent Subsidiaries outside the United States, Parent and the Parent Subsidiaries have obtained all material necessary regulatory approvals from all applicable foreign regulatory authorities. Neither Parent nor the Parent Subsidiaries have received any notice from, or otherwise have knowledge of, the FDA or any other federal, state or foreign regulatory authority, questioning its manufacturing practices, or threatening to limit, suspend, or revoke any product marketing clearance or approval, change the marketing classification or labeling of, or otherwise require market removal or withdrawal of any of Parent’s products. Except as set forth on Section 4.6 of the Parent Disclosure Letter, Parent has not received, nor has knowledge of any facts that furnish any basis for, any Form FDA-483 inspectional observations or untitled or warning letters from the FDA, or any other similar communications from the FDA, or any applicable state or foreign governmental regulatory authority within the past three (3) years; and there have been no voluntary or involuntary recalls, corrective actions, removals, field notifications, import alerts, product detentions, product seizures, governmental investigations, or civil or criminal enforcement action initiated, proposed, requested, or threatened relating to the products or Parent or the Parent Subsidiaries within the last three (3) years. Parent and the Parent Subsidiaries do not have knowledge of any false information or significant omission in any product application, registration, report, or other submission or communication to the FDA or comparable foreign regulatory authority.

(e)   All pre-clinical trials and clinical trials conducted by or on behalf of Parent and the Parent Subsidiaries have been, and are being conducted in compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable federal statutes and rules and regulations promulgated by the FDA relating thereto, including without limitation the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 812, except for instances of noncompliance which have not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)    No officer, employee or agent of Parent or the Parent Subsidiaries has committed any act, made any statement, or failed to make any statement, that would be reasonably expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(g)   Parent and the Parent Subsidiaries, and the officers, employees and agents of Parent and the Parent Subsidiaries, have not been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar state law, rule or regulation. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened against Parent or the Parent Subsidiaries, or the officers, employees or agents of Parent or the Parent Subsidiaries.

(h)   This Section 4.6 does not relate to Tax matters, employee benefits matters, labor relations matters or environmental matters which are the subjects of Sections 4.9, 4.14, 4.15 and 4.16, respectively.

Section 4.7.   SEC Filings; Financial Statements.

(a)   Each of Parent and the Parent Subsidiaries has filed all forms, reports, statements and documents required to be filed with the SEC since June 17, 2005 (the “Parent SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Parent SEC Report filed or furnished to the SEC by Parent, and in either case, publicly available prior to the date hereof (each, a “Parent Filed SEC Report”). Notwithstanding the foregoing, the report on Form 10-Q to be filed with the SEC on November 14, 2005 shall be deemed, for all purposes under this Agreement, a “Parent Filed SEC Report”. None of the Parent SEC Reports (including, any financial statements or schedules included or incorporated by reference therein) contained when filed, and any Parent SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report. The principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) have made the certifications required by Sections 302 and 906 of, and Parent has complied in all material respects with, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC promulgated thereunder with respect to Parent’s filings pursuant to the Exchange Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act..

(b)   Except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report, all of the financial statements included in the Parent SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the

“Parent Financial Statements”), have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, year-end audit adjustments which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). The consolidated balance sheets (including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present the consolidated financial position of Parent and the Parent Subsidiaries at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present the consolidated statements of operations, stockholders’ equity and cash flows of Parent and the Parent Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, year-end audit adjustments which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)   Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to differences.

(d)   Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(e)   Neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to Parent and the Parent Subsidiaries, taken as a whole, other than (i) liabilities or obligations disclosed or provided for in the consolidated balance sheet of Parent and the Parent Subsidiaries as of December 31, 2004, including the notes thereto, contained in the Parent Filed SEC Reports, (ii) liabilities or obligations incurred on behalf of Parent in connection with this Agreement and the contemplated Merger, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since January 1, 2005, and (iv) which are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.8.   Absence of Certain Changes or Events.   Except as contemplated by this Agreement, since January 1, 2005, each of Parent and the Parent Subsidiaries has conducted its respective businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any event or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.9.   Taxes.

(a)   Each of the Parent and the Parent Subsidiaries has duly filed all Tax Returns required to be filed by it or has been granted extensions to file such Tax Returns, which extensions have not expired, except to the extent that all such failures to file, taken together, have not had and would not reasonably be expected to have a Material Adverse Effect. The Parent and each of the Parent Subsidiaries have paid (or the Parent has paid on behalf of the Parent Subsidiaries) all Taxes (i) shown as due on such Tax Returns or (ii) otherwise due and payable, except (i) for those Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Parent Financial Statements, or (ii) to the extent that all such failures to pay, taken together, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)   No deficiencies for any Taxes have been proposed, asserted or threatened in writing against the Parent or any of the Parent Subsidiaries that are not adequately reserved for, except for deficiencies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and no requests for waivers of the time to assess any such Taxes have been granted or are pending (other than with respect to years that are currently under examination by the Internal Revenue Service or other applicable Tax authorities).

(c)   Neither Parent nor any of the Parent Subsidiaries has taken any action or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d)   Neither the Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A)) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(e)   Neither the Parent nor any of the Parent Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation §1.6011-4(b)(2).

(f)    The Parent and the Parent Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes, except where a failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(g)   Neither the Parent nor any of the Parent Subsidiaries has any liability for the Taxes of any person (other than the Parent and the Parent Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of any state, local or foreign law) as a transferee or successor, by contract or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(h)   As used in this Agreement (A) “Tax” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalty, addition to tax or additional amount, and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents accompanying payments of estimated Taxes, or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.10.   Litigation.

(a)   There are no claims, suits, actions, investigations, indictments or information, or administrative, arbitration or other proceedings (“Litigation”) that which, if adversely determined, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect. There is no suit, action or proceeding (including in connection with the consummation of the Merger) pending or, to the knowledge of Parent, threatened, against or affecting Parent or any of the Parent Subsidiaries or any of their respective assets that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b)   There is not any Order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of Parent, investigation by, any Governmental Entity involving Parent or any of the Parent Subsidiaries or any of their respective assets that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(c)   This Section 4.10 does not relate to Tax matters, employee benefits matters, labor relations matters or environmental matters which are the subjects of Sections 4.9, 4.14, 4.15 and 4.16, respectively.

Section 4.11.   Contracts and Commitments.

(a)   Section 4.11(a) of the Parent Disclosure Letter sets forth a true and complete list as of the date hereof of each Parent Material Contract. “Parent Material Contract” means (i) a “material contract”, as such term is defined in Section 601(b)(10) of Regulation S-K of the SEC, (ii) a contract, agreement, license, commitment or arrangement which contains any non-compete or exclusivity provisions with respect to any line of business, distribution channel, medical condition application or geographic area with respect to Parent or any Parent Subsidiary, or restricts the conduct of the business of the Parent or any Parent Subsidiary, or the geographic area or manner in which Parent or any Parent Subsidiary may conduct business, in each case in any material respect, (iii) a contract, agreement, license, commitment or arrangement between Parent or any Parent Subsidiary on the one hand, and any officer, director or person directly or indirectly owning, controlling or holding power to vote 5% or more of Parent’s outstanding voting securities (other than compensation arrangements involving a director or officer of Parent listed or described in Section 4.14 of the Parent Disclosure Letter), on the other hand, or (iv) a contract, agreement or arrangement to which Parent or any Parent Subsidiary or any of their respective properties is subject that (A) involves annual revenue to Parent or the Parent Subsidiaries in excess of $1,000,000 in the calendar year ending December 31, 2005, (B) obligates Parent or any Parent Subsidiary to expend an amount in excess of $1,000,000 in the calendar year ending December 31, 2005, (C) obligates Parent or any Parent Subsidiary to make capital expenditures or acquire assets in an amount estimated by Parent as of the date hereof to be in excess of $1,000,000 over the remaining life of such contract or (D) is a material arrangement governing the legal relationship between Parent or any Parent Subsidiary and any  of the purchasers, consignees, licensees, distributors, sales representatives (“Customers”) or sellers, consignors, vendors, licensors or service providers (“Suppliers”) of Parent and any Parent Subsidiary, taken as a whole, which Customer or Supplier (a) provides essential raw materials or components for any Key Existing Product or is obligated to provide essential raw materials or components for any Key Pipeline Product; (b) provides an essential administrative function; or (c) which Customer or Supplier was one of the ten largest Customers or Suppliers of Parent or any Parent Subsidiary, taken as a whole, for the calendar year ended December 31, 2004. Parent has delivered or made available true and complete copies of all such contracts, agreements, licenses, commitments and arrangements to Parent.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Parent Material Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to Parent or any Parent Subsidiary and, to the knowledge of Parent, with respect to each other party to any of such Parent Material Contracts, except, in each case, to the extent that enforcement of rights and remedies created by any Parent Material Contracts are subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general application related to or affecting creditors’ rights and to general equity principles. There are no existing defaults, violations or breaches by Parent or any Parent Subsidiary of any Parent Material Contract (or

events or conditions which, with notice or lapse of time or both would constitute such a default, violation or breach) and, to the knowledge of Parent, there are no such defaults, violations or breaches (or events or conditions which, with notice or lapse of time or both, would constitute such a default, violation or breach) with respect to any third party to any such Parent Material Contracts that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any of such agreements. Section 4.11(b) of the Parent Disclosure Letter identifies each Parent Material Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any material breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby. Neither Parent nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any securities of the Parent or Merger Sub.

Section 4.12.   Information Supplied.   The information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement/Prospectus shall not, at (i) the time the Information Statement/Prospectus is declared effective, (ii) the time the Information Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and (iii) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If, at anytime prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or supplement to the Information Statement/Prospectus, Parent shall promptly inform the Company in writing. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Information Statement/Prospectus.

Section 4.13.   Stockholders’ Rights Agreement.   Neither Parent nor any Parent Subsidiary has adopted, or intends to adopt, a stockholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, capital shares or any other equity or debt securities of Parent or any of the Parent Subsidiaries.

Section 4.14.   Employee Benefit Plans.

(a)   “Parent ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Parent and any Parent Subsidiary, that together with the Parent or any Parent Subsidiary is (or at any relevant time was) considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(b)   “Parent Pension Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) which is or has been maintained or contributed to by Parent or any Parent Subsidiary, or with respect to which Parent or any Parent Subsidiary is or may be required to maintain or make contributions (collectively, the “Parent Pension Plans”).

(c)   “Parent Welfare Plan” means each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) which is or has been maintained or contributed to by Parent, any Parent Subsidiary or with respect to which Parent or any Parent Subsidiary is or may be required to maintain or make contributions (collectively, the “Parent Welfare Plans”).

(d)   “Parent Compensation Plan” means each vacation or paid time off, severance, termination, change in control, employment, incentive compensation, profit sharing, stock option, fringe benefit, stock purchase, stock ownership, phantom stock, deferred compensation plans, arrangements or agreements and other employee fringe benefit plans or arrangements maintained, contributed to or required to be maintained or contributed to by Parent or any Parent Subsidiaries for the benefit of any present or former officers, employees, directors or independent contractors of Parent or any of the Parent Subsidiaries and under which Parent or any Parent Subsidiary has or may have any actual or contingent material liabilities (collectively, the “Parent Compensation Plans”).

(e)   “Parent Benefit Plan” means a Parent Compensation Plan, Parent Pension Plan or Parent Welfare Plan (collectively, the “Parent Benefit Plans”).

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Parent Pension Plan is or has ever been subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither Parent nor any Parent Subsidiary nor any Parent ERISA Affiliate has maintained, contributed to or been obligated to maintain or contribute to, or has or may have any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or 4971 of the Code.

(g)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Parent Benefit Plan is or has ever been a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA and neither Parent nor any Parent Subsidiary nor any Parent ERISA Affiliate has maintained, contributed to or been obligated to maintain or contribute to, or has or may have any actual or contingent liability under, any multiemployer plan.

(h)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) each Parent Benefit Plan has been administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) all contributions, including participant contributions, required under each Parent Benefit Plan have been made in full on a timely and proper basis pursuant to the terms of such plan and applicable Law; (iii) amounts payable pursuant to the terms of a Parent Benefit Plan will not be subject to any income tax deduction limit under Section 162(m) of the Code or any other applicable Law; (iv) each Parent Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service (unless such Parent Pension Plan is stated in the form a prototype document and relies on the opinion letter issued to the prototype plan sponsor) to the effect that such Parent Pension Plan currently is qualified and exempt from income taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income taxes under Section 501(a) of the Code, and no such determination letter has been revoked and, to the knowledge of Parent, revocation has not been threatened; (v) no present or former officers, employees, directors or independent contractors of Parent or any Parent Subsidiaries will be entitled to any additional benefits or any acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan as a result of the transactions contemplated by this Agreement; (vi) neither the execution and delivery of this Agreement, nor the consummation of any transaction contemplated by this Agreement (alone or in conjunction with a termination of employment) will (A) trigger any funding (through a grantor trust or otherwise) of any compensation or benefits or (B) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under any Parent Benefit Plan; (vii) to the knowledge of Parent no event or condition exists which would reasonably be expected to subject Parent or any Parent Subsidiary to liability in connection with the Parent Benefit Plans other than the provision of benefits thereunder in the ordinary course; and (viii) there are no pending or, to Parent’s knowledge, threatened actions (other than claims for benefits in the ordinary course) relating to any Parent Benefit Plan which have been asserted or instituted and which would reasonably be expected to result in any material liability of  Parent or any Parent Subsidiary.

Section 4.15.   Labor and Employment Matters.

(a)   Since January 1, 2003, neither Parent nor any of the Parent Subsidiaries has been a party to, or bound by, or conducted negotiations regarding, any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union or labor organization that was certified by the National Labor Relations Board (“NLRB”) or voluntarily recognized or recognized under foreign Law. There is no existing, pending or, to the knowledge of Parent, threatened (i) labor dispute, walkout, lockout, strike, slowdown, hand billing, picketing work stoppage or other “concerted action” involving the employees of Parent or any of the Parent Subsidiaries, (ii) unfair labor practice charge or complaint, labor dispute, labor arbitration proceeding or any other matter before the NLRB or any other comparable state agency against or involving Parent or any of the Parent Subsidiaries, (iii) election petition or other activity or proceeding by a labor union or representative thereof to organize any employees of Parent or any of the Parent Subsidiaries, or (iv) certification or decertification question relating to collective bargaining units at the premises of Parent or any of the Parent Subsidiaries.

(b)   To the knowledge of Parent, none of Parent, any of the Parent Subsidiaries or any of their respective representatives or employees or independent contractors has committed an unfair labor practice or misappropriation of trade secrets in connection with the operation of the respective businesses of Parent or any of the Parent Subsidiaries, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16.   Environmental Compliance and Disclosure.

(a)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) each of Parent and the Parent Subsidiaries possesses, and is in compliance with, all permits, licenses and governmental authorizations necessary for the conduct of the business as now being conducted, all such permits are in good standing, and each of the Company and the Company Subsidiaries has filed all registrations and notices that are required under, all Environmental Laws applicable to Parent or any Parent Subsidiary, (ii) there are no proceedings pending, or, to Parent’s knowledge, threatened to cancel, modify, or not renew any such permits, licenses or governmental authorizations, and (iii) Parent and each of the Parent Subsidiaries is in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Environmental Laws.

(b)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Parent nor any Parent Subsidiary has received written notice of actual or threatened or potential liability under any applicable Environmental Laws, including the Federal Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) (“CERCLA”) or any similar applicable state or local statute or ordinance from any governmental agency.

(c)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Parent, no Hazardous Materials have ever been or are being spilled, released, discharged, disposed, placed or otherwise caused to become located in any environmental medium, including, without limitation, soil, sub-surface strata, air, water or ground water, under, at, or upon any plant, facility, site, area or property currently or previously owned or leased by Parent or any Parent Subsidiary or on which Parent or any Parent Subsidiary is conducting or has conducted its business or operations, except in compliance with applicable Environmental Laws.

(d)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Parent nor any Parent Subsidiary has entered into or agreed to, nor does either contemplate entering into, any consent or Order, and neither Parent nor any Parent

Subsidiary is subject to any consent or Order, in either case, relating to compliance with, or the investigation, management or cleanup of Hazardous Materials under, any applicable Environmental Laws.

(e)   Neither Parent nor any Parent Subsidiary has been subject to any administrative or judicial proceeding material to Parent and the Parent Subsidiaries, taken as a whole, pursuant to, and, to the knowledge of Parent, has not been alleged in writing by any governmental agency to be in violation in a manner material to Parent and the Parent Subsidiaries, taken as a whole, of, applicable Environmental Laws either now or any time during the past five years.

(f)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Parent nor any Parent Subsidiary has received notice that it is subject to any claim, obligation, penalty, fine, liability, loss, damage or expense of whatever kind or nature, contingent or otherwise, incurred or imposed or based upon any provision of any applicable Environmental Law and arising out of any act or omission of Parent or any Parent Subsidiary, its employees, agents or representatives or, to the knowledge of Parent, arising out of the ownership, use, control or operation by Parent or any Parent Subsidiary of any plant, facility, site, area or property (including any plant, facility, site, area or property currently or previously owned or leased by Parent or any Parent Subsidiary) or any other area on which Parent or any Parent Subsidiary is conducting or has conducted its business or operations at or from which any Hazardous Materials were released into the environment (the term “release” meaning any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment, and the term “environment” meaning any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air) and there is no reasonable basis for any such notice and, to the knowledge of Parent, none are threatened or foreseen.

(g)   Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Parent, none of the assets owned by Parent or any Parent Subsidiary or any real property owned or leased by Parent or any Parent Subsidiary contain any friable asbestos, PCBs or underground storage tanks.

(h)   As used in this Agreement, the term “Environmental Laws” means any applicable and binding Laws (including statutes, and common law) of the United States, any State or any political subdivision thereof, or any other nation or political subdivision thereof, relating to pollution, management of Hazardous Materials, protection of natural resources, protection of the environment or protection of human health and safety from Hazardous Materials, including judgments, awards, decrees, regulations, rules, standards, requirements, orders and permits issued by any court, administrative agency or commission or other Governmental Entity under such Laws, and shall include without limitation CERCLA, the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.) (to the extent it regulates Hazardous Materials) , the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), Emergency Planning and Community Right To Know Act (42 U.S.C. 11001 et seq.), and the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), as well as any and all regulations, rules, standards, requirements, orders and permits issued thereunder.

(i)    As used in this Agreement, the term “Hazardous Material” means any waste, pollutant, hazardous substance, toxic, radioactive, ignitable, reactive or corrosive substance, hazardous waste, special waste, controlled waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical  liquids or solids, liquid or gaseous products, or any constituent of any such substance, waste or material which is regulated by Environmental Laws, the presence of which in the environment is regulated or creates liability, or which may be harmful to human health or the environment.

Section 4.17.   Intellectual Property.

(a)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: Parent does not have knowledge of any valid grounds for any bona fide claims (A) to the effect that the manufacture, sale, licensing or use of any product, device, method, or composition as now used, sold or licensed or proposed for use, sale or license by Parent or any Parent Subsidiary, infringes, misappropriates or violates on any copyright, patent, trademark, trade name, service mark or trade secret of any other person, (B) against the licensing or use by Parent or any Parent Subsidiary of any Intellectual Property used in the business of Parent or any Parent Subsidiary as currently conducted or as proposed to be conducted, (C) challenging the ownership, validity or effectiveness of any of the Parent Intellectual Property Rights material to Parent and the Parent Subsidiaries, taken as a whole, or (D) challenging the license or legally enforceable right to use of the Third-Party Intellectual Property Rights by Parent or any Parent Subsidiary. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, Parent and each of the Parent Subsidiaries owns, or is licensed to use (in each case free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted.

(b)   The consummation of the Merger and related transactions will not limit the right of Parent and the Parent Subsidiaries to continue to use Intellectual Property which is essential to the development, manufacturing, or sale of any Key Existing Products or Key Pipeline Products or is otherwise material to the conduct of the business as currently conducted or as proposed to be conducted.

(c)   As used in this Agreement, the term (x) “Intellectual Property” means all patents (including divisions, reissues, continuations-in-part and the like), trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, confidential information, publicity right or other proprietary right and other proprietary information or materials, trademarks, trade names, service marks and copyrights, (y) “Third-Party Intellectual Property Rights” means any rights to Intellectual Property owned by another person, and (z) “Parent Intellectual Property Rights” means the Intellectual Property owned or used by Parent or any Parent Subsidiary.

Section 4.18.   Brokers.   Except pursuant to Parent’s engagement letters with Piper Jaffray & Co. the (“Parent Independent Advisor”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

ARTICLE V

COVENANTS

Section 5.1.   Conduct of the Company’s Business Pending the Merger.

(a)   The Company covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, unless Parent shall otherwise agree in writing or as otherwise contemplated by this Agreement, and subject to the disclosure in Section 5.1 of the Company Disclosure Letter, and except for Approved Matters, (i) the business of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with prior practice and (ii) the Company and the Company Subsidiaries shall use commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or the Company Subsidiaries have material business relations, and (iii) the Company and the Company Subsidiaries shall use commercially reasonable efforts to comply with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. An “Approved Matter” shall mean any matter that has been or is expressly approved by the Board of Directors of the Company unless, with respect to such matter, the directors of the Company who are also executive officers or directors of Parent either voted against or abstained from voting with respect to such matter.

(b)   The Company covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, unless Parent shall otherwise agree in writing, the Company shall not, nor shall the Company permit any of the Company Subsidiaries to, except as disclosed in Section 5.1 of the Company Disclosure Letter or for Approved Matters:  (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any split, combination or reclassification of capital stock of a wholly-owned Company Subsidiary, or any issuance or authorization or proposal to issue or authorize any securities of a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary; (iii) repurchase, redeem or otherwise acquire any shares of its capital stock; (iv) issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale of, or otherwise encumber any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, except that (A) the Company may issue shares of Company Common Stock (x) upon the exercise of Company Options outstanding as of the date of this Agreement or hereafter granted in accordance with the provisions of subclause (B) and (C) of this subsection (b), (y) in accordance with the terms of the Rights Plan as in effect on the date hereof, or (z) upon the exercise of company purchase rights outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (D) of this subsection (b), (B) the Company may grant Company Options to purchase up to an aggregate of 100,000 shares of Company Common Stock to employees of the Company or its Subsidiaries in accordance with the terms of the Company Stock Plans consistent with past practice and with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock on the date of grant, provided, that the vesting of such options does not accelerate as a result of the Merger or the transactions contemplated by this Agreement, (C) the Company may grant Company Options pursuant to existing contractual relationships as set forth in Section 5.1 of the Company Disclosure Letter, (D) the Company may grant purchase rights to purchase up to an aggregate of 189,156 shares of Company Common Stock in accordance with the terms of the Company ESPP (as in effect on the date hereof), and (E) transactions exclusively among the Company and the Company Subsidiaries shall be permitted, or (v) take any action that would, or would reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

(c)   Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter or in the Company’s 2005 capital and operating budget previously provided to Parent and included in Section 5.1 of the Company Disclosure Letter or as otherwise expressly contemplated by any other provision of this Agreement, and except for Approved Matters, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, unless Parent shall otherwise agree in writing, the Company shall not, nor shall the Company permit any of the Company Subsidiaries to:  (i) amend the Company Certificate of Incorporation, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary; (ii) create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, or repay, redeem or repurchase any such indebtedness other than borrowings under existing lines of credit or credit agreements (or under any refinancing of such existing lines); (iii) make any loans or advances to any other person (other than (A) loans or advances between any Company Subsidiaries or between the Company and any of the Company Subsidiaries); (iv) sell, lease, license, sell and leaseback, mortgage, pledge or otherwise encumber any of its assets or properties (other than sales of products and inventory in the ordinary course of business consistent with past practice); (v) directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any assets, in each case of clause (x) or (y) other than any such acquisition or acquisitions that, individually, involves a purchase price not in excess of $100,000 or, in the aggregate, involves a purchase price not in excess of $100,000; (vi) implement or adopt any material change in its accounting policies other than as may be required by GAAP; (vii) (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, officers, directors or affiliates of the Company or Company Subsidiaries or enter into any new, or amend any existing, employment agreements, in each case, except (a) with respect to employees effected in the ordinary course of business consistent with past practices, (b) pursuant to existing contractual relationships, (c) in connection with the assumption by such employee of new or additional responsibilities or (d) to respond to offers of employment made by other persons, or (C) make any change to the Company Benefit Plans except to the minimum extent required to satisfy applicable Law; (viii) modify or amend in any material adverse respect or terminate or cancel any material contract of the Company or enter into any agreement or contract that would qualify as a material contract of the Company expect in the ordinary course of business; (ix) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any “affiliate” or “associate” of any of its officers or directors; (x) form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof (other than in the ordinary course of business consistent with past practice) or enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole; (xi) make any material Tax election (other than in the ordinary course of business consistent with past practice) or settle or compromise any material income tax liability; (xii) pay, discharge, settle or satisfy any claims, Litigation, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business or to the extent subject to and not in excess of reserves that are disclosed in the Company Filed SEC Reports that relate to the matter being paid, discharged, settled or satisfied in accordance with GAAP or that, individually or in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole; (xiii) make or agree to make any new capital expenditure or expenditures which, individually, are in excess of $100,000 or, in the aggregate, are in excess of $100,000; or (xiv) authorize, or commit or agree to take, any of the foregoing actions.

(d)   In connection with the continued operation of the Company and the Company Subsidiaries between the date hereof and the Closing Date, the Company will confer in good faith on a regular and frequent basis with one or more representatives of Parent designated to the Company regarding operational matters and the general status of ongoing operations and will notify Parent promptly of any event or occurrence that has had or may reasonably be expected to have a Material Adverse Effect. The Company acknowledges that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultations. The Company shall not take any action that would, or that could reasonably be expected to, result in any of the representations and warranties of the Company set forth in this Agreement becoming untrue.

Section 5.2.   Conduct of Parent’s Business Pending the Merger.

(a)   Parent covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, unless otherwise contemplated by this Agreement, the business of Parent and the Parent Subsidiaries shall be conducted in a manner generally consistent with (i) past practice and (ii) Parent’s business strategy (each of (i) and (ii), as described in the Parent Filed SEC Reports and the materials (and associated board packages) made available to the Company pursuant to Section 4.1(a)).

(b)   Parent covenants and agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, unless the Special Committee shall otherwise agree in writing, Parent shall not, nor shall Parent permit any of the Parent Subsidiaries to, except as disclosed in Section 5.2 of the Parent Disclosure Letter: (i) amend or otherwise change the Parent Certificate of Incorporation in a manner that adversely affects the rights of holders of Parent Common Stock (including holders of the Parent Common Stock issuable in the Merger), except to increase the authorized number of shares of Parent capital stock (including Parent Common Stock); (ii) issue any shares of Parent Common Stock if, following such issuance, there would be an insufficient number of shares of authorized but unissued Parent Common Stock to pay the Merger Consideration and to be reserved for issuance in connection with the transactions contemplated hereby; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock property or otherwise, with respect to any of Parent’s capital stock; (iv) take any action that would, or would reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied; or (v) authorize, or commit or agree to take, any of the foregoing actions.

Section 5.3.   Notification of Certain Matters.   The Company shall give prompt notice to Parent of the occurrence, or nonoccurrence, of any event which would reasonably be expected to result in a failure of the condition set forth in either Sections 6.2(a) or 6.2(b); provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available hereunder to Parent. Parent shall give prompt notice to the Company of the occurrence, or nonoccurrence, of any event which would reasonably be expected to result in a failure of the condition set forth in either Sections 6.3(a) or 6.3(b); provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available hereunder to the Company.

Section 5.4.   Further Assurances.

(a)   Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and cooperate to do all things necessary, proper or advisable under Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using all reasonable best efforts to (i) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and Company Subsidiaries or Parent and Parent Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated by this Agreement and to fulfill the conditions set forth in Article VI, (ii) make all required regulatory filings and applications, (iii) defend all lawsuits or other legal proceedings and contest and resist any action challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and (v) cause the conditions set forth in Article VI to be satisfied. No party hereto shall take any action that would prohibit or materially impair or delay the ability of any party to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated by this Agreement or to otherwise consummate the transactions contemplated by this Agreement. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of each party to this Agreement and the Surviving Corporation shall use all reasonable best efforts to take all such action.

(b)   In connection with, and without limiting the foregoing, each of Parent and the Company and each of their Boards of Directors, and in the case of the Company, its Special Committee, shall (i) take all actions necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement and (ii) if any state anti-takeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other transaction contemplated by this Agreement, take all actions necessary to ensure that this Agreement, the Merger and any other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

(c)   Each of the Company and Parent shall, in connection with its obligation to use its commercially reasonable efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under applicable law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii)  permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other person and (iv) give the other party the opportunity to attend and participate in such meetings and conferences.

(d)   If any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law, each of Parent and the Company shall use its commercially reasonable efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Law so as to permit consummation of the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall require or be deemed to require Parent or the Company to agree to, or proffer to, divest or hold separate any material assets or any material portion of any business of Parent, the Company or any of their respective Subsidiaries or agree to any material restriction, condition or other limitation on the conduct of their respective businesses, as the case may be, or take any other similar action, that is not conditional on the consummation of the Merger.

(e)   Parent shall perform, or cause to be performed, when due all obligations of Merger Sub under this Agreement.

Section 5.5.   Stockholder Litigation.   The Company and Parent shall each give the other the opportunity to participate in the defense or settlement of any stockholder Litigation against the Company and its directors and/or Parent and its directors relating to the Merger or the other transactions contemplated by this Agreement.

Section 5.6.   Indemnification.

(a)   Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, all former and present directors, members of the Special Committee, officers and employees of the Company or any Company Subsidiary and any person who becomes a director, member of the Special Committee, officer or employee of the Company or any Company

Subsidiary (the “Indemnified Parties”) to the fullest extent permitted by Law for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in their capacities as such.

(b)   It is understood and agreed that all rights to indemnification by the Company now existing in favor of the Indemnified Parties, as provided in the Company Certificate of Incorporation or the Company Bylaws, in each case, as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof shall survive the Merger, and Parent shall perform, or cause the Surviving Corporation to perform, in a timely manner, the Surviving Corporation’s obligations with respect thereto. For a period of six years following the Effective Time, the certificates of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries shall contain, and Parent shall cause the certificates of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries to contain, provisions no less favorable with respect to indemnification and exculpation (including, without limitation, advancement of expenses) of the Indemnified Parties than are presently set forth in the Company’s and the Company Subsidiaries’ certificates of incorporation and bylaws and Parent agrees that any claims for indemnification and advancement of expenses hereunder as to which they have received written notice prior to the sixth anniversary of the Effective Time shall survive, whether or not such claims shall have been finally adjudicated or settled as of such date.

(c)   Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect for six years from the Effective Time, the directors’ and officers’ liability insurance (“D&O Insurance”) containing the coverages, terms, conditions and limitations contained in the policies currently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less favorable) with respect to acts or omissions occurring at or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.6(b) more than an amount per year equal to two hundred percent (200%) of current annual premiums paid by the Company for the D&O Insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than two hundred percent (200%) of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to two hundred percent (200%) of current annual premiums.

(d)   In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume or otherwise remain bound by the obligations set forth in this Section 5.6. The obligations of Parent and the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.6 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

Section 5.7.   Public Announcements.   Parent and the Company shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading system to which Parent or the Company is a party; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with or do not otherwise supplement previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 5.7. The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the parties.

Section 5.8.   Written Consent.   Parent agrees that immediately following the execution and delivery of this Agreement, it shall deliver to the Company a duly executed irrevocable written consent with respect to all shares of Company Common Stock owned by it adopting the Agreement as approved by the Special Committee. Parent agrees that it shall not transfer, other than to an affiliate of Parent, any shares of Company Common Stock beneficially owned by Parent on the date hereof until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms. If this Agreement is subsequently amended and such amendment is approved by the Boards of Directors of Parent and the Company (or the Special Committee, as applicable) or if a subsequent consent is deemed necessary to consummate the transactions contemplated by this Agreement, then Parent shall as soon thereafter as practicable either (a) execute and deliver a written consent with respect to all shares of Company Common Stock owned directly or indirectly by it on the date hereof adopting this Agreement, or (b) at a meeting of the stockholders of the Company at which any proposal to adopt this Agreement is proposed, cause all shares of Company Common Stock owned directly or indirectly by it on the date hereof (i) to appear, in person or by proxy, so that all such shares are counted for the purpose of obtaining a quorum at any such meeting of stockholders of the Company, and at any adjournment or adjournments thereof, and (ii) to vote, in person or by proxy, with respect to such shares to adopt such amendment to this Agreement. Parent shall cause all shares of Company Common Stock owned directly or indirectly by it on the date hereof to vote against, and refrain from executing and delivering written consents in favor of, any proposal that is contrary to the adoption of this Agreement and the transactions contemplated hereby. Following delivery of any written consent of Parent contemplated by this Section 5.8, the Company shall as soon as practicable provide to its stockholders the notice required pursuant to Section 228(e) of the Delaware Statute. Parent agrees that immediately following the execution and delivery of this Agreement, it shall deliver to Merger Sub a duly executed irrevocable written consent (with a copy being delivered to the Company) with respect to all membership interests of Merger Sub owned by it adopting the Agreement as approved by the Board of Managers of Merger Sub.

Section 5.9.   Information Statement/Prospectus.   As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (the “S-4”), which shall include a preliminary information statement of the Company relating to the Merger as well as a prospectus of Parent. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the information statement of the Company and prospectus of Parent in definitive form (as supplemented or amended prior to the Effective Time, the “Information Statement/Prospectus”) to be mailed to the Company’s stockholders at the earliest practicable time after the S-4 is declared effective under the Securities Act. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal laws relating to the Merger (the “Other Filings”). Each of the Company and Parent will notify each other promptly upon the receipt of any comments, whether oral or written, from the SEC or its staff and upon any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4 or the Information Statement/Prospectus or any Other Filing or for additional information, and will supply the other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Information Statement/Prospectus or the Merger. No amendment or supplement to the Information Statement/Prospectus or S-4 will be made by the Company or Parent without the prior approval of the other party, except as required by applicable laws and then only to the extent necessary, or without providing the other party the opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the S-4 has been declared effective, the issuance of any stop order, or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the S-4, the Information Statement/Prospectus or any Other Filing so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or an event occurs which is required to be set forth in an amendment or supplement to the Information Statement/Prospectus, the S-4 or any Other Filing, the party that discovers such information shall promptly notify the other party and an amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company’s stockholders. The Company and Parent each shall promptly provide the other (or its counsel) copies of all filings made by it with any Governmental Entity in connection with this Agreement and the Merger.

Section 5.10.   Quotation on NASDAQ.   Prior to the Effective Time, Parent shall cause to be authorized for quotation on NASDAQ the shares of Parent Common Stock issuable in connection with the Merger subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to Closing. The Surviving Corporation shall use its reasonable best efforts to cause the Company Common Stock to be removed from quotation on NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.11.   Affiliates.   As soon as practicable after the date hereof, the Company shall deliver to Parent a letter identifying all persons who are, in the opinion of the Company, at the time of this Agreement is submitted for adoption by the stockholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use commercially reasonable efforts to cause each such person to deliver to Parent as of the Closing Date, a written agreement in a form reasonably acceptable to Parent, describing the requirements of Rule 145 under the Securities Act applicable to such affiliates by reason of the transactions anticipated by this Agreement.

Section 5.12.   Tax Treatment of Merger.

(a)   Each of Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code and shall use reasonable best efforts not to, and not to permit or cause any affiliate or any of the Parent Subsidiaries to, take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

(b)   Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)   The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain the opinion of King & Spalding LLP described in Section 6.1(e) and for the Special Committee to obtain the opinion of Latham & Watkins LLP described in Section 6.1(f). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to King & Spalding LLP and Latham & Watkins LLP representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibits 5.12(c)(1) and 5.12(c)(2), respectively.

Article VI

CONDITIONS

Section 6.1.   Conditions to the Obligation of Each Party.   The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

(a)    No applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction (collectively, “Judgments”) shall be and remain in effect which has the effect of prohibiting the consummation of the Merger; provided, however, that the party asserting such condition shall have used its reasonable best efforts to prevent the entry of any such Judgment and to appeal as promptly as practicable any such Judgment that may be entered and shall have otherwise complied with its obligations set forth herein;

(b)   The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

(c)    All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity, if any, necessary for the consummation of the Merger shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not be reasonably expected to have a Material Adverse Effect on Parent (for purposes of this clause, after giving effect to the Merger);

(d)   The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ, subject to official notice of issuance;

(e)    Parent shall have received a written opinion of King & Spalding LLP, in form and substance reasonably acceptable to it, dated as of the Closing to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Parent shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms attached hereto as Exhibits 5.12(c)(1) and 5.12(c)(2); and

(f)    The Special Committee shall have received a written opinion of Latham & Watkins LLP, in form and substance reasonably acceptable to it, dated as of the Closing to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Special Committee shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub and the Company, in substantially the forms attached hereto as Exhibits 5.12(c)(1) and 5.12(c)(2). The condition set forth in this Section 6.1(f) shall not be waivable by the Company after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.2.   Conditions to Obligations of Parent and Merger Sub to Effect the Merger.   The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a)    (i)  The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except where the failure of the representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(b)   The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement; and

(c)    The Company shall have delivered to Parent a certificate to the effect that each of the conditions specified in (a) and (b) above is satisfied in all respects.

Section 6.3.   Conditions to Obligations of the Company to Effect the Merger.   The obligations of the Company to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a)    (i) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the Effective Time as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except where the failure of the representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent;

(b)   Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement; and

(c)    Each of Parent and Merger Sub shall have delivered to the Company a certificate to the effect that each of the conditions specified in (a) and (b) above is satisfied in all respects.

Article VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1.   Termination.   This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after adoption of this Agreement by the stockholders of the Company or the sole member of Merger Sub, as applicable:

(a)    by mutual written consent of the Company and Parent;

(b)   by either the Company or Parent:

(i)    if the Merger shall not have been consummated by March 31, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose willful breach of a representation or warranty or failure to fulfill any covenant or agreement contained in this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or by such date; and provided, further, that if the Information Statement/Prospectus has been mailed to stockholders prior to March 31, 2006, then the Termination Date shall be extended to April 30, 2006;

(ii)   if any Judgment having any of the effects set forth in Section 6.1(a) shall be in effect and shall have become final and nonappealable.

(c)    by Parent, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) is incapable of being cured, or is not cured, by the Termination Date, provided that Parent shall have given the Company written notice of such breach or failure to perform at least ten (10) business days prior to such termination; or

(d)   by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b)  and (ii) is incapable of being cured, or is not cured, by the Termination Date, provided that the Company shall have given Parent written notice of such breach or failure to perform at least ten (10) business days prior to such termination.

Section 7.2.   Effect of Termination.

(a)   In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of this Section 7.2 and Article VIII shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for any willful breach hereof.

(b)   Except as provided in this Section 7.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Information Statement/Prospectus (including SEC filing fees).

Section 7.3.   Amendments.   Subject to compliance with applicable Law, this Agreement may be amended by Parent (on behalf of itself and Merger Sub) and the Company, by action taken or authorized by the Board of Directors of Parent, on the one hand, and the Board of Directors of the Company (provided that such action or authorization of the Board of Directors of the Company is approved by the Special Committee), on the other hand, at any time; provided, however that after adoption of this Agreement by the stockholders of the Company and the sole member of Merger Sub there shall not be made any amendment that by law requires the further approval of such stockholders or member without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4.   Waiver.   At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer, and, for any extension or waiver by the Company, such extension or waiver has been approved by the Special Committee. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Article VIII

GENERAL PROVISIONS

Section 8.1.   No Third Party Beneficiaries.   Other than the provisions of Section 5.6 hereof, nothing in this Agreement shall confer any rights or remedies upon any person other than the parties hereto.

Section 8.2.   Entire Agreement.   This Agreement, together with the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, with respect to the subject matter hereof. No amendment, modification or alteration of the terms or provisions of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter shall be binding unless the same shall be in writing and duly executed by the parties hereto.

Section 8.3.   Succession and Assignment.   This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties.

Section 8.4.   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 8.5.   Headings.   The descriptive headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6.   Governing Law; Jurisdiction.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto: (a) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby; (b) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum; and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.7.   Severability; Jurisdiction.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 8.8.   Specific Performance.   Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in accordance with Section 8.6, in addition to any other remedy to which it may be entitled, at law or in equity.

Section 8.9.   Construction.   The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.10.   Non-Survival of Representations and Warranties and Agreements.   None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time and for the provisions of this Article VIII.

Section 8.11.   Certain Definitions.

(a)   For purposes of this Agreement, the terms “associate” and “affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

(b)   For purposes of this Agreement, the terms Key Existing Product and Key Pipeline Product shall mean, for a given entity, any product or device from which such entity (a) derived for the year ended December 31, 2004, more than 10% of its net sales, or (b) from which such entity reasonably expects to derive more than 25% of its net sales during any of the two years ended December 31, 2005 or 2006, respectively.

(c)   For purposes of this Agreement, the term “license” shall include the term “sublicense” and vice versa, whether used as a noun or verb and including, the singular, plural and all verb tenses thereof.

(d)   For purposes of this Agreement, the phrase “Material Adverse Effect” means, when used in connection with Parent or the Company (including the Surviving Corporation as the successor to the Company), any (i) change, (ii) effect, (iii) event, (iv) occurrence, (v) state of facts or (vi) development or developments which individually or in the aggregate have resulted in, or would reasonably be expected to result in, any change or effect, that (A) is materially adverse to the business, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, or (B) prevents the consummation of the Merger; provided, that for purposes of analyzing whether any change, effect, event, occurrence, state of facts or development constitutes a “Material Adverse Effect” under this definition, the parties agree that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect:  (a) any change relating to the United States or foreign economy or financial, credit or securities markets in general, so long as the effects do not disproportionately impact Parent or the Company, as applicable, (b) any change, in and of its itself, in the trading price or trading volume of the Parent Common Stock or the Company Common Stock, as applicable, (c) any adverse change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the industry in which Parent and the Company participate, so long as the effects do not disproportionately impact or uniquely relate to Parent or the Company, as applicable, (d) any outbreak or escalation of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, so long as the effects do not disproportionately impact or uniquely relate to Parent or the Company, as applicable or (e) as to the Company, any change or effect resulting from an Approved Matter.

(e)   For purposes of this Agreement, the term “person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(f)    For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to the Company,” and similar formulations shall mean the actual knowledge of the Company’s executive officers.

(g)   For purposes of this Agreement, the phrases “to the knowledge of Parent,” “known to Parent,” and similar formulations shall mean the actual knowledge of the Parent’s executive officers.

Section 8.12.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.12:

If to Parent or Merger Sub:
ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442
Telecopier: (763) 398-7200
Attention: President;
with a copy (which shall not be deemed notice) to:
King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Telecopier: (212) 556-2222
Attention: John L. Graham, Esq.;
If to the Company:
Micro Therapeutics, Inc.
2 Goodyear, Irvine, California 92618
Telecopier: (949) 465-1743
Attention: President;
with a copy (which shall not be deemed notice) to:
Latham & Watkins
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925
Telecopier: (714) 755-8290
Attention: Charles K. Ruck, Esq.

Section 8.13.   Procedure for Termination, Amendment, Extension or Waiver.   A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section 7.4 shall, to be effective, require, (i) in the case of Parent, action by its Board of Directors, or (ii) in the case of the Company, action by its Board of Directors upon the approval and recommendation of the Special Committee.

Section 8.14.   Waiver of Jury Trial.   EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 8.15.   Company Disclosure Letter and Parent Disclosure Letter.   Each of the Company Disclosure Letter and the Parent Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement and nothing in the Company Disclosure Letter or the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any representation, warranty, agreement or covenant on the part of the Company or Parent. The inclusion of any matter, information, item or other disclosure set forth in any section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to constitute an admission of any liability of the Company or Parent to any third party or otherwise imply that such matter, information or item is material or creates a measure for materiality for purposes of this Agreement, is required to be disclosed under this Agreement, or has had or would reasonably be expected to have a Material Adverse Effect on the Company, Parent or Merger Sub, as the case may be. Certain matters disclosed in the Company Disclosure Letter and the Parent Disclosure Letter are not material and/or have been disclosed for informational purposes only.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EV3 INC.
By:	/s/ James M. Corbett
Name:	James M. Corbett
Title:	President and Chief Executive Officer
MICRO INVESTMENT, LLC
By: ev3 Inc., Managing Member
By:	/s/ James M. Corbett
Name:	James M. Corbett
Title:	President and Chief Executive Officer
MICRO THERAPEUTICS, INC.
By:	/s/ Thomas C. Wilder III
Name:	Thomas C. Wilder, III
Title:	President and Chief Executive Officer

EXHIBIT 1.4(a)

Form of Second Amended and Restated Certificate of Incorporation

[FORM OF]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MICRO THERAPEUTICS, INC.

First:   The name of the corporation (hereinafter, the “Corporation”) is Micro Therapeutics, Inc.

Second:   The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805. The name of the Corporation’s registered agent at that address is The Prentice-Hall Corporation System, Inc., County of New Castle.

Third:   The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Fourth:   The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, and the par value of each of such shares is $0.001.

Fifth:   The business and affairs of the Corporation shall be managed by the board of directors (the “Board”), and the directors need not be elected by ballot unless required by the bylaws.

Sixth:   Meetings of stockholders (including the annual meeting of stockholders) may be held within or without the State of Delaware and may be held and conducted in any manner (including, without limitation, by telephonic meeting or by written consent in lieu of a meeting) provided for in the bylaws of the Corporation. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the bylaws of the Corporation.

Seventh:   Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Eighth:   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, amend and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter and repeal any bylaw whether adopted by them or otherwise.

Ninth:   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Tenth:   A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of the directors of the Corporation shall be limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. Any repeal or modification of this Article Tenth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any elimination or limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EXHIBIT 1.4(b)
Form of Amended and Restated Bylaws

[FORM OF]

AMENDED AND BYLAWS

OF

MICRO THERAPEUTICS, INC.

(the “Company”)

ARTICLE I

OFFICES

Section 1.1.   Registered Office.

The Company shall at all times maintain a registered office in the State of Delaware. The registered office of the Company and the registered agent of the Company at such office may be changed from time to time by the Company in the manner specified by law.

Section 1.2.   Other Offices.

The Company may have its principal office and other offices at such place or places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the Company may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1.   Place and Time of Meetings.

All meetings of stockholders shall be held at such place, either within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2.   Annual Meetings.

Unless directors are elected by unanimous written consent in lieu of an annual meeting, an annual meeting of stockholders shall be held at such date, time and place, either within or without the State of Delaware, as may be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 2.3.   Notice of Annual Meetings.

Notice of the annual meeting stating the place, date and hour of the meeting shall be delivered not less than ten nor more than sixty days before the date of the meeting by, or at the direction of, the president, the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Company.

Section 2.4.   Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.5.   Notice of Special Meetings.

Notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting by, or at the direction of, the president, the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Company.

Section 2.6.   Business Transacted.

Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.

Section 2.7.   Written Consent of Stockholders.

Any action required to be taken at any annual or special meeting of the stockholders of the Company, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law of the State of Delaware.

ARTICLE III

DIRECTORS

Section 3.1.   Number and Term.

The number of directors which shall constitute the whole board of directors shall be no less than one nor more than thirteen, as determined initially by the incorporator and, after the issuance of stock, by resolution of the board of directors or by the stockholders at the annual or any special meeting. Except as provided in Section 3.02, each director elected shall hold office until his successor is elected and qualified. Directors shall be at least eighteen years of age and need not be residents of the State of Delaware nor stockholders of the Company. The directors, other than the first board of directors, shall be determined by resolution of the board of directors or by the stockholders at the annual meeting, except as hereinafter provided. Each director shall hold office until his successor shall have been elected and qualified or until his earlier resignation or removal.

Section 3.2.   Vacancies.

Newly created directorships resulting from an increase in the board of directors and all vacancies occurring in the board of directors, including vacancies caused by removal without cause, may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, or by the stockholders, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 3.3.   Functions of the Board.

The business and affairs of the Company shall be managed by its board of directors which may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

Section 3.4.   Performance by Directors.

Each member of the board of directors and each member of any committee designated by the board of directors, shall, in the performance of such director’s duties, be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Company’s offices or employees, or committees of the board of directors, or by any other person as to matters such member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

Section 3.5.   Meetings of the Board of Directors.

(a)   The board of directors of the Company may hold both regular and special meetings either within or without the State of Delaware.

(b)   The first meeting of each newly elected board of directors shall be held at such time and place as fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given, as hereinafter provided, for special meetings of the board of directors, or as shall be fixed by the consent in writing of all the directors.

(c)   Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

(d)   Special meetings of the board of directors may be called by the president on one day’s notice to each director, either personally, by mail, facsimile, telegram, telephone, electronic transmission or any other reasonable method; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors or, if the board of directors shall consist of one director, on the written request of the sole director.

(e)   Notice of a meeting need not be given to any director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 3.6.   Quorum.

At all meetings of the board of directors, one-half of the directors in office shall constitute a quorum for the transaction of business unless a greater or lesser number is required by law or by the certificate of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.7.   Written Consent of Directors.

Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board of directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board of directors or committee, as the case may be.

Section 3.8.   Meetings by Conference Telephone.

Members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or such committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.9.   Committees of Directors.

(a)   The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Company. Such committee or committees shall have such powers as may be determined from time to time by resolution adopted by the board of directors, subject to any statutory limitations.

(b)   Meetings of each committee may be called by any member of the committee upon notice given to each member of the committee not later than the day before the day on which the meeting is to be held. Notice of any meeting may be waived by all members of the committee.

(c)   A majority of each committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at a meeting at which a quorum is present shall be the act of such committee.

(d)   Any member of any committee may be removed, with or without cause, at any time, by the board of directors. Any vacancy on any committee shall be filled by the board of directors.

(e)   Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 3.10.   Compensation of Directors.

Unless otherwise restricted by the certificate of incorporation, the board of directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at such meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or such compensation as the board of directors may fix.

Section 3.11.   Removal of Directors.

Any or all of the directors may be removed, with or without cause, at any time by the vote of the stockholders at a special meeting called for that purpose. Any director may be removed for cause by the action of the directors at a special meeting called for that purpose.

Section 3.12.   Corporate Records.

The directors may keep the books of the Company, except such as are required by law to be kept within the state, outside the State of Delaware, at such place or places as they may from time to time determine.

ARTICLE IV

NOTICES

Section 4.1.   Form and Time of Notice.

Except as otherwise required by statute, whenever, under the provisions of the laws of the State of Delaware or of the certificate of incorporation of the Company or of these bylaws, notice is required to be given to any director or stockholder, such notice may be delivered personally, by mail, facsimile, telegram, telephone, electronic transmission or any other reasonable method.

Section 4.2.   Waiver of Notice.

Whenever any notice is required to be given under the provisions of the laws of Delaware or under the provisions of the certificate of incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V

OFFICERS

Section 5.1.   Officers.

The officers of the Company shall be chosen by the board of directors and shall be a president, a secretary and a treasurer. The board of directors may also choose a Chairman or Vice Chairman of the Board of Directors, one or more vice presidents (any one or more of whom may be designated an executive vice president or senior vice president), one or more assistant secretaries and assistant treasurers, as well as other officers and agents, with such titles, duties and powers as the board of directors may from time to time determine. Any number of offices may be held by the same person, unless the certificate of incorporation provides otherwise.

Section 5.2.   Appointment of Officers.

The board of directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the Company.

Section 5.3.   Salaries of Officers.

The salaries of all officers and agents of the Company shall be fixed by the board of directors.

Section 5.4.   Term, Removal and Vacancies.

Each officer of the Company shall hold office until his successor has been chosen and qualified or until he shall have resigned or shall have been removed. Any officer may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the Company shall be filled by the board of directors.

Section 5.5.   President.

The president shall be the chief executive officer of the Company. It shall be his duty to supervise generally the management of the business of the Company. Without limiting the generality of the foregoing, the president shall preside at all meetings of the stockholders and the board of directors, shall see that all orders and resolutions of the board of directors are carried into effect and shall have power to sign contracts, powers of attorney and other instruments on behalf of the Company and shall execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the Company.

Section 5.6.   Vice President.

In the absence of the president, or in the event of his inability or refusal to act, the vice president, if any, (or if there shall be more than one, the vice presidents in the order determined by the board of directors, or if there be not such determination, then in the order of their election) shall perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe. In addition, the vice presidents shall have the power to sign contracts, powers of attorney and other instruments on behalf of the Company, except where the execution thereof shall be otherwise delegated by the board of directors.

Section 5.7.   Secretary.

The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the stockholders and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the Company and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the Company and to attest the affixing by his signature.

Section 5.8.   Assistant Secretary.

The assistant secretary (or, if there be more than one, the assistant secretaries in the order determined by the board of directors or, if there shall be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his disability, inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 5.9.   Treasurer.

(a)   The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the board of directors.

(b)   He shall disburse the funds of the Company as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the Company.

Section 5.10.   Assistant Treasurer.

The assistant treasurer (or, if there be more than one, the assistant treasurers in the order determined by the board of directors or, if there shall be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his disability, inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATE OF STOCK

Section 6.1.   Certificates.

Every holder of stock in the Company shall be entitled to have a certificate of the shares of the Company signed by (i) the Chairman or Vice Chairman of the Board of Directors, the president or a vice president and (ii) either the treasurer, an assistant treasurer, the secretary or an assistant secretary of the Company and may be sealed with the seal of the Company or a facsimile thereof

Section 6.2.   Signatures.

Any or all of the signatures of the officers of the Company upon a certificate may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer at the date of issue.

Section 6.3.   Lost Certificates.

The Company may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 6.4.   Transfers of Shares.

Upon surrender to the Company or the transfer agent of the Company of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 6.5.   Registered Stockholders.

The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1.   Dividends.

(a)   Dividends upon the capital stock of the Company, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in shares of the capital stock or in the Company’s bonds or its property, including the shares or bonds of other corporations subject to any provisions of law and of the certificate of incorporation.

(b)   Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 7.2.   Checks.

All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 7.3.   Fiscal Year.

The fiscal year of the Company shall be fixed by resolution of the board of directors.

Section 7.4.   Seal.

The seal of the Company shall consist of an impression bearing the name of the Company around the perimeter and the word “Seal” and such other information. In lieu thereof, the Company may use an impression or writing bearing the words “CORPORATE SEAL” enclosed in parentheses or scroll, which shall also be deemed the seal of the Company.

Section 7.5.   Use of Pronouns.

Whenever used in these bylaws, the pronouns “he”, “him”, or “his” shall be deemed also to mean or include “she”, “her” or “hers”, as the case may be.

ARTICLE VIII

INDEMNIFICATION

Section 8.1.   Right to Indemnification.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section 8.02 of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article VIII or otherwise (hereinafter an “undertaking”).

Section 8.2.   Right of Indemnitee to Bring Suit.   If a claim under Section 8.01 of this Article VIII is not paid in full by the Corporation within forty-five (45) days after a written claim has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article VIII or otherwise shall be on the Corporation.

Section 8.3.   Non-Exclusivity of Rights.   The rights of indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 8.4.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 8.5.   Indemnification of Employees or Agents of the Corporation.   The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors or officers of the Corporation.

Section 8.6.   Indemnification Contracts.   The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determinates, greater than, those provided for in this Article VIII.

Section 8.7.   Effect of Amendment.   Any amendment, repeal or modification of any provision of this Article VIII by the stockholders or the directors of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX

AMENDMENTS

Section 9.1.   Amendments.

These bylaws may be amended or repealed or new bylaws may be adopted at any regular or special meeting of stockholders at which a quorum is present or represented, by the vote of the holders of shares entitled to vote in the election of any directors, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting. These bylaws may also be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board. If any bylaw regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of stockholders for the election of directors the bylaw so adopted, amended or repealed, together with precise statement of the changes made. Bylaws adopted by the board of directors may be amended or repealed by the stockholders.

EXHIBIT 5.12(c)(1)
Parent (and Merger Sub) Representation Letter

[FORM OF]
TAX CERTIFICATE FOR EV3
[Letterhead of ev3]

[          ], 2005

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 14, 2005, by and among ev3 Inc., a Delaware corporation (“Parent”), Micro Investments, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Sub”), and Micro Therapeutics, Inc., a Delaware corporation (the “Company”), which provides for the merger (the “Merger”) of Sub with and into the Company, with Company as the surviving corporation, in accordance with the Delaware General Corporation Law and on the terms and conditions set forth therein. Each of King & Spalding LLP, counsel to Parent and Sub, and Latham & Watkins LLP, counsel to the “Special Committee” (as such term is defined in the Merger Agreement) of the Company, has been requested pursuant to Section 5.12(c) of the Merger Agreement to render its opinion regarding certain United States federal income tax consequences of the Merger. Except as otherwise provided herein, any capitalized term used but not defined herein shall have the meaning given to such term in the Merger Agreement.

A.              Statements and Representations.

In connection with the opinions to be rendered by each of you as provided in the Merger Agreement, and acknowledging that each of you will rely, with the consent of Parent and Sub, upon the statements and representations made in this letter in rendering such opinion, Parent and Sub hereby certify and represent to each of you that the statements and representations made herein are true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time).

1.      As pertains to Parent or Sub, the descriptions of the facts and documents contained in the S-4 and the Proxy Statement are true, correct and complete descriptions of such facts and documents in all material respects.

2.      Parent and Sub have entered into the Merger Agreement, and will effect the Merger, for good and valid business reasons. The fair market value of the Merger Consideration received by each stockholder of the Company will be approximately equal to the fair market value of Company Common Stock surrendered by such stockholder in the Merger.

3.      In connection with the Merger, no holder of Company Common Stock will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than Parent Common Stock or cash in lieu of a fractional share thereof. The Parent Common Stock received in exchange for the Company Common Stock will be entitled to vote in the election of directors of Parent and on all other matters submitted to stockholders of Parent (“Parent Voting Common

Stock”). Further, no liabilities of Company or of Company stockholders will be assumed by Parent, nor will any of the Company Common Stock be subject to any liabilities.

4.      Immediately following the Merger, Parent will own shares of Company Common Stock representing control of Company. For purposes of this representation letter, “control” with respect to a corporation shall mean ownership of at least (i) 80 percent of the total combined voting power of all classes of stock entitled to vote and (ii) 80 percent of the total number of shares of each other class of stock of the corporation.

5.      Parent has no present plan or intention to cause the Company to issue additional shares of its stock (or any options, warrants or other rights to acquire the beneficial or legal ownership of any shares of stock of the Company) or otherwise take any action that would result in Parent losing control of the Company.

6.      All shares of Company Common Stock owned by the Parent group of corporations are owned by Sub, a disregarded entity for U.S. federal income tax purposes. All shares of Company Common Stock owned by Parent prior to the Merger were acquired by Parent solely in exchange for Parent Voting Common Stock. Except for payments for fractional shares in the Merger, neither Parent nor any corporation related to Parent (i) has purchased or will purchase any Company Common Stock with consideration other than Parent Voting Common Stock, (ii) has acquired or will acquire any Company Common Stock for no consideration or (iii) has furnished or will furnish cash or other property directly or indirectly to stockholders of the Company. For purposes of this representation letter, two corporations shall be treated as “related” to one another if immediately prior to or immediately after the Merger, (a) the corporations are members of the same affiliated group (within the meaning of Section 1504 of the Code, but determined without regard to Section 1504(b) of the Code) or (b) one corporation owns 50 percent or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50 percent or more of the total value of all classes of stock of the other corporation (applying the attribution rules of Section 318 of the Code as modified pursuant to Section 304(c)(3)(B) of the Code) or (c) a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation under Section 304(a)(2) of the Code (determined without regard to Treasury Regulation Section 1.1502-80(b).

7.      Sub currently owns (i) Company Common Stock that was purchased by Sub when it was owned by direct or indirect equity holders of Parent and (ii) Company Common Stock that was purchased by such direct or indirect equity holders of Parent. Sub owns no other Company Common Stock, and Parent otherwise owns no Company Common Stock. All of such Company Common Stock was originally acquired directly from the Company, and none of such Company Common Stock was purchased or otherwise acquired from third parties. Other than the acquisition by ev3 LLC described in paragraph 8 hereof, any acquisition of such Company Common Stock by any holder (including the acquisition of Company Common Stock by ev3 LLC by way of contribution upon ev3 LLC’s formation), was in each case for such holders’ own account, on their own behalf and with their own consideration, and was not made in connection with or in contemplation of the Merger or for the purpose of furthering Parent’s efforts to acquire Company Common Stock. Such holders were not under any obligation to surrender any Company Common Stock to Parent, Sub or any related entities and neither Parent, Sub nor any related entities was obligated to make and made no, reimbursement, directly or indirectly, to any such holder for the consideration that was used to acquire any Company Common Stock.

8.      In addition to the contribution of Company Common Stock at the time of its formation, ev3 LLC acquired Company Common Stock at one other time, on May 26, 2005, in a contribution from two of its members. At such time, ev3 LLC and Parent had signed a merger agreement providing for the merger of ev3 LLC with and into Parent, signed as of the same date as the contribution agreement for the Company Common Stock, and the sole consideration for such merger was Parent Voting Common Stock.

9.      The payment of cash to holders of Company Common Stock in lieu of fractional shares of Parent Common Stock that would otherwise be issued to stockholders of the Company in the Merger is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing and transferring fractional shares of Parent Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of the Company instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of the Company in exchange for their shares of Company Common Stock. The fractional share interests of each stockholder of the Company will be aggregated and no stockholder of the Company will receive in the Merger cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock, with the possible exception of stockholders of the Company whose holdings of Company Common Stock are in multiple accounts or with multiple brokers.

10.   Parent has no present plan or intention following the Merger: (i) to liquidate the Company; (ii) to merge the Company with or into another corporation; (iii) to sell or otherwise dispose of the stock of the Company except for transfers of stock to one or more corporations in which the transferor is in control or (iv) to cause the Company to sell or otherwise dispose of any of its assets or any assets acquired from Sub, except for (A) dispositions made in the ordinary course of business or (B) transfers to one or more corporations in which the transferor is in control. For purposes of this representation, “to dispose” of stock or assets means to sell, exchange, contribute, distribute or otherwise transfer such stock or assets to any person or entity.

11.   Neither Parent, nor any corporation related to Parent, has any plan, intention, obligation, agreement or understanding to, and will not in connection with the Merger, directly or indirectly, purchase, redeem or otherwise acquire any Parent Common Stock that will be issued pursuant to the Merger. For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

12.   After the Merger, no dividends or distributions will be made to the former Company stockholders by Parent other than regular, normal dividends or distributions made to all holders of Parent Common Stock.

13.   Except for expenses incurred in connection with the filing, printing and mailing of the S-4 and Proxy Statement (which will be shared equally by Parent and Company), Parent or Sub has paid and will pay the expenses, if any, incurred by Parent or Sub in connection with the Merger and neither Parent nor Sub has agreed to assume, or will assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of the Company or any holder of Company Common Stock in connection with or as part of the Merger or any related transaction.

14.   Following the Merger, Parent will cause the Company or another member of Parent’s qualified group to continue the historic business of the Company or use a significant portion of the Company’s historic business assets in a business, within the meaning of Treasury Regulation Section 1.368-1(d). For purposes of this representation, Parent’s “qualified group” means one or more chains of corporations connected through stock ownership with Parent, but only if Parent owns directly stock representing control in at least one other corporation, and stock representing control in each of the corporations (except Parent) is owned directly by one of the other corporations. In addition, Parent will be treated as owning its proportionate share of the Company’s business assets used in a business of any partnership in which members of Parent’s qualified group either own a significant interest or have active and substantial management functions as a partner with respect to that partnership business (as described in Treasury Regulation Section 1.368-1(d)(4)(iii)(B)).

15.   Parent will not (i) elect, or have in effect an election, to be treated as a “regulated investment company” or as a “real estate investment trust” or file any tax return consistent with such treatment or (ii) be a corporation 50 percent  or more of the fair market value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Parent shall be disregarded and Parent shall be deemed to own its ratable share of such subsidiary’s assets and (y) a corporation shall be considered to be a subsidiary of Parent if Parent owns 50 percent or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50 percent or more the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Parent’s total assets for the purposes of making this representation, Parent shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets required (through incurring indebtedness or otherwise) for the purposes of causing Parent to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Parent to meet the requirements of Section 368(a)(2)(F)(ii) of the Code.

16.   Company will pay all damages assessed against it, if any, relating to any lawsuit or other action brought against it by holders of Company Common Stock out of its own funds. No funds will be supplied for this purpose, directly or indirectly, by Parent, nor will Parent directly or indirectly reimburse the Company for any such payment made by the Company.

17.   There will be no dissenters in the Merger.

18.   Prior to and through the time of the Merger, Parent will own all of the outstanding equity interests of Sub and Sub will not have issued any options, warrants or similar rights to acquire the beneficial or legal ownership of any of its equity interests.

19.   There is no intercorporate indebtedness existing between Parent or its subsidiaries, on the one hand, and the Company or its subsidiaries, on the other hand, that was issued, acquired or will be settled at a discount.

20.   None of the compensation to be received by any stockholder-employees of the Company represents separate consideration for, or will be allocable to, any of such stockholder-employee’s shares of Company Common Stock; (ii) none of the shares of Parent Common Stock to be received by any stockholder-employees of the Company in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement; and (iii) the compensation paid to any stockholder-employees of the Company has been or will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services. No part of the Merger Consideration will be received by a stockholder of the Company as a creditor, employee, or in any capacity other than as a stockholder of the Company.

21.   Parent is not, and will not be, a debtor under the jurisdiction of a court in a Title 11 or similar case. For purposes of the foregoing, a “Title 11 or similar case” means a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

22.   The Merger Agreement, S-4 and Proxy Statement and the other documents described in the S-4 and the Proxy Statement represent the entire understanding of Company, Sub and Parent with respect to the Merger. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm’s length negotiations.

23.   The undersigned is authorized to make all the representations set forth herein on behalf of Parent and Sub.

B.               Reliance by You in Rendering Opinion:  Limitations on Your Opinion.

The undersigned recognizes and agrees that (i) your respective tax opinions will be based (i) on the accuracy of the representations set forth herein, (ii) on the accuracy of the statements contained in the Merger Agreement and the various other documents related thereto (including, but not limited to, the S-4 and the Proxy Statement) and (iii) on the consummation of the Merger in accordance with the terms set forth in the Merger Agreement. In rendering your opinion, you may assume that any statements and representations referred to in (i) and (ii) that are qualified by knowledge are true, correct and complete without such qualification. The undersigned also recognizes and agrees that your respective tax opinions will be subject to certain limitations and qualifications, including that they may not be relied upon if any such representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all respects.

The undersigned acknowledges that your respective opinions will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinions.

Very truly yours,
ev3, Inc.
by
Name:
Title:

EXHIBIT 5.12(c)(2)
Company Representation Letter

[FORM OF]
TAX CERTIFICATE FOR MTI
[Letterhead of MTI]

[            ], 2005

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 14, 2005, by and among ev3 Inc., a Delaware corporation (“Parent”), Micro Investments, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Sub”), and Micro Therapeutics, Inc., a Delaware corporation (the “Company”), which provides for the merger (the “Merger”) of Sub with and into the Company, with Company as the surviving corporation, in accordance with the Delaware General Corporation Law and on the terms and conditions set forth therein. Each of King & Spalding LLP, counsel to Parent and Sub, and Latham & Watkins LLP, counsel to the “Special Committee” (as such term is defined in the Merger Agreement) of the Company, has been requested pursuant to Section 5.12(c) of the Merger Agreement to render its opinion regarding certain United States federal income tax consequences of the Merger. Except as otherwise provided herein, any capitalized term used but not defined herein shall have the meaning given to such term in the Merger Agreement.

A.              Statements and Representations.

In connection with the opinions to be rendered by each of you as provided in the Merger Agreement, and acknowledging that each of you will rely, with the consent of Company, upon the statements and representations made in this letter in rendering such opinion, Company hereby certifies and represents to each of you that the statements and representations made herein are true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time).

1.      As pertains to the Company, the descriptions of the facts and documents contained in the S-4 and the Proxy Statement are true, correct and complete descriptions of such facts and documents in all material respects.

2.      Company has entered into the Merger Agreement, and will effect the Merger, for good and valid business reasons. The fair market value of the Merger Consideration received by each stockholder of the Company will be approximately equal to the fair market value of Company Common Stock surrendered by such stockholder in the Merger.

3.      In connection with the Merger, no holder of Company Common Stock will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than Parent Common Stock or cash in lieu of a fractional share thereof. The Parent Common Stock into which Company Common Stock will be converted in the Merger will be entitled to vote in the election of directors of Parent and on all other matters put forth to the shareholders of Parent (“Parent Voting Common Stock”). Further, no liabilities of Company or of Company stockholders will be assumed by

Parent in connection with the Merger, nor will any of the Company Common Stock be subject to any liabilities.

4.      Immediately following the Merger, Parent will own shares of Company Common Stock representing control of Company. For purposes of this representation letter, “control” with respect to a corporation shall mean ownership of at least (i) 80 percent of the total combined voting power of all classes of stock entitled to vote and (ii) 80 percent of the total number of shares of each other class of stock of the corporation.

5.      Company has no plan or intention to issue additional shares (or any options, warrants or other rights to acquire the beneficial or legal ownership of any shares of its stock) that would result in Parent losing control of Company after the Merger.

6.      The payment of cash to holders of Company Common Stock in lieu of fractional shares of Parent Common Stock that would otherwise be issued to stockholders of Company in the Merger is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing and transferring fractional shares of Parent Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of Company instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of Company in exchange for their shares of Company Common Stock. The fractional share interests of each stockholder of Company will be aggregated and no stockholder of Company will receive in the Merger cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock, with the possible exception of stockholders of the Company whose holdings of Company Common Stock are in multiple accounts or with multiple brokers.

7.      None of the cash received by the Company from the issuance of stock, or notes that were converted into stock, to Sub or any of Sub’s current or former direct or indirect owners was distributed or otherwise paid out to the stockholders of the Company.

8.      Except for expenses incurred in connection with the filing, printing and mailing of the Information Statement/Prospectus (which will be shared equally by Parent and Company), Company has paid and will only pay its own expenses, if any, incurred in connection with the Merger, and Company has not agreed to assume any expenses or other liabilities, whether fixed or contingent, incurred or to be incurred, by any stockholder of Company in connection with or as part of the Merger or any related transactions. Notwithstanding the foregoing, to the extent that any transfer tax or other expense is a liability of a holder of Company stock; such liability will be paid either by such holder or by Company and in no event by Parent or Sub.

9.      The only capital stock of Company issued and outstanding is Company Common Stock. At the time of the Merger, Company will not have outstanding any warrants, options, convertible securities or any other type of right which, if exercised or converted, would affect Parent’s acquisition or retention of control of Company. Company has not treated any stock, indebtedness, instrument or other contractual arrangement (other than Company Common Stock) as equity of, or a proprietary interest in, Company for U.S. federal income tax purposes.

10.   Company operates at least one historic business or owns at least a significant portion of its historic business assets within the meaning of Treasury Regulation Section 1.368-1(d), and no assets of Company have been sold, transferred or otherwise disposed of which would prevent Company from continuing its historic business or from using a significant portion of its historic business assets in a business following the Merger.

11.   Company will not as of the Effective Time, and has no plan or intent to, (i) elect, or have in effect an election, to be treated as a “regulated investment company” or as a “real estate investment trust” or file any tax return consistent with such treatment or (ii) be a corporation 50 percent or more of the fair market value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Company shall be disregarded and Company shall be deemed to own its ratable share of such subsidiary’s assets and (y) a corporation shall be considered to be a subsidiary of Company if Company owns 50 percent or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50 percent or more the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Company’s total assets for the purposes of making this representation, Company shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets required (through incurring indebtedness or otherwise) for the purposes of causing Company to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Company to meet the requirements of Section 368(a)(2)(F)(ii) of the Code.

12.   There will be no dissenters in the Merger.

13.   At the time of the Merger, the fair market value of the assets of Company will equal or exceed the sum of its liabilities plus (without duplication) the amount of liabilities, if any, to which Company’s assets are or will be subject.

14.   Neither Company nor any corporation related to Company has purchased, redeemed or otherwise acquired, or made any distributions with respect to, any Company Common Stock prior to and in contemplation of the Merger, or otherwise as part of a plan of which the Merger is a part. For purposes of this representation letter, two corporations shall be treated as “related” to one another if immediately prior to or immediately after the Merger, (a) the corporations are members of the same affiliated group (within the meaning of Section 1504 of the Code, but determined without regard to Section 1504(b) of the Code) or (b) one corporation owns 50 percent or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50 percent or more of the total value of all classes of stock of the other corporation (applying the attribution rules of Section 318 of the Code as modified pursuant to Section 304(c)(3)(B) of the Code) or (c) a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation under Section 304(a)(2) of the Code (determined without regard to Treasury Regulation Section 1.1502-80(b)). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

15.   To the best knowledge of the management of Company, there is no plan or intention on the part of the stockholders of Company to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any share of Parent Common Stock received in the Merger (other than fractional shares of Parent Common Stock for which Company stockholders receive cash in the Merger) to Parent, or to any corporation related to Parent, directly or indirectly, other than through open-market purchases of Parent Common Stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Merger.

16.   There is no inter-corporate indebtedness existing between Company (or any of its Subsidiaries) and Parent (or any of its Subsidiaries) or Sub that was issued or acquired, or will be settled, at a discount.

17.   None of the compensation to be received by any stockholder-employees of Company represents separate consideration for, or will be allocable to, any of such stockholder-employee’s shares of Company Common Stock. None of the shares of Parent Common Stock to be received by any stockholder-employees of Company in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement. The compensation paid to any stockholder-employees of Company has been or will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services. No part of the Merger Consideration will be received by a stockholder of Company as a creditor, employee, or in any capacity other than as a stockholder of Company.

18.   Company is not and will not be a debtor under the jurisdiction of a court in a case in a Title 11 or similar case. For purpose of the foregoing, a “Title 11 or similar case” means a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

19.   The Merger Agreement, S-4 and Proxy Statement and the other documents described in the S-4 and the Proxy Statement represent the entire understanding of Company, Sub and Parent with respect to the Merger. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm’s length negotiations.

20.   The undersigned is authorized to make all of the statements and representations set forth herein on behalf of Company.

B.               Reliance by You in Rendering Opinion:  Limitations on Your Opinion.

The undersigned recognizes and agrees that (i) your respective tax opinions will be based (i) on the accuracy of the representations set forth herein, (ii) on the accuracy of the statements contained in the Merger Agreement and the various other documents related thereto (including, but not limited to, the S-4 and the Proxy Statement) and (iii) on the consummation of the Merger in accordance with the terms set forth in the Merger Agreement. In rendering your opinion, you may assume that any statements and representations referred to in (i) and (ii) that are qualified by knowledge are true, correct and complete without such qualification. The undersigned also recognizes and agrees that your respective tax opinions will be subject to certain limitations and qualifications, including that they may not be relied upon if any such representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all respects.

The undersigned acknowledges that your respective opinions will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinions.

Very truly yours,
Micro Therapeutics, Inc.
by
Name:
Title:

ANNEX B

November 14, 2005

Special Committee of the Board of Directors of

Micro Therapeutics, Inc.

2 Goodyear

Irvine, CA 92618

Members of the Special Committee:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors of Micro Therapeutics, Inc. (“MTI”) in connection with the proposed merger of MTI and ev3 Inc. (“ev3”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 14, 2005, by and among MTI, ev3 and Micro Investment, LLC (“Merger Sub”), a direct wholly owned subsidiary of ev3 and the owner of approximately 70.1% of the outstanding shares of Common Stock, par value $0.001 per share, of MTI (“MTI Common Stock”).  The Merger Agreement provides, among other things, for the merger of Merger Sub with and into MTI (the “Transaction”), as a result of which MTI will become a wholly owned subsidiary of ev3.  As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of MTI Common Stock not owned directly or indirectly by MTI, Merger Sub or ev3 (the “Public Shares”) will be converted into the right to receive 0.476289 shares (the “Exchange Ratio”) of Common Stock, par value $0.01 per share, of ev3 (“ev3 Common Stock”).  The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Public Shares (the “Public Shareholders”) of the Exchange Ratio.

In connection with Deutsche Bank’s role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Bank has:

(i)      reviewed certain publicly available financial and other information concerning MTI and ev3 and certain internal analyses and other information furnished to it by MTI and ev3 management;

(ii)     reviewed financial forecasts for ev3 prepared by ev3 management;

(iii)    reviewed financial forecasts for MTI broken out from the ev3 projections, which were prepared by ev3 management and reviewed and adjusted by MTI management;

(iv)    reviewed financial forecasts for MTI adjusted to reflect MTI operations on a stand-alone basis without the benefit of ev3’s distribution platform, incorporating adjustments from ev3 management that were reviewed and adjusted by MTI management;

(v)      held discussions with members of the senior management of MTI and ev3 regarding the businesses and prospects of their respective companies and the joint prospects of a combined company;

(vi)    reviewed the reported prices and trading activity for MTI Common Stock and ev3 Common Stock;

(vii)   compared certain financial and stock market information for MTI and ev3 with similar information for certain other companies that it deemed relevant whose securities are publicly traded;

(viii)  reviewed the terms of the Merger Agreement and certain related documents, and

(ix)    performed such other studies and analyses and considered such other factors as it deemed appropriate.

B-1

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning MTI or ev3, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion.  Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), of MTI or ev3.  With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ev3 or MTI, as the case may be, as to the matters covered thereby.  In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.  Deutsche Bank assumes no responsibility to update, revise or reaffirm this opinion based upon events or circumstances occurring after the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of ev3, Merger Sub and MTI contained in the Merger Agreement are true and correct, ev3, Merger Sub and MTI will each perform all of the covenants and agreements to be performed by it under the Merger Agreement in accordance with the terms thereof and all conditions to the obligations of each of ev3, Merger Sub and MTI to consummate the Transaction will be satisfied without any waiver thereof.  Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either ev3 or MTI is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on ev3 or MTI or materially reduce the contemplated benefits of the Transaction to the Public Shareholders.

This opinion is addressed to, and for the use and benefit of, the Special Committee and is not a recommendation to the stockholders of MTI regarding the Transaction.  This opinion is limited to the fairness, from a financial point of view, to the Public Shareholders of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Special Committee or MTI to engage in the Transaction or whether any alternative transaction might be more favorable to the Public Shareholders.  Deutsche Bank was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the Public Shares, MTI or its constituent businesses.

Deutsche Bank will be paid a fee for its services as financial advisor to the Special Committee in connection with the Transaction.  We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”).  In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of ev3 and MTI for their own accounts and for the accounts of their customers.  Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Public Shareholders.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

B-2

ANNEX C

800 Nicollet Mall, Minneapolis, MN 55402-7020 Tel: 612 303-6000 | Tel: 800 333-6000 | Fax: 612 303-1410 Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

November 12, 2005

Board of Directors

ev3 Inc.

4600 Nathan Lane North

Plymouth, MN 55422

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to ev3 Inc. (“ev3”) of the consideration to be paid to stockholders (other than ev3 and its affiliates) of Micro Therapeutics, Inc. (“Target”) upon consummation of a merger (the “Merger”) of Micro Investment, LLC (“Merger Sub”), a wholly-owned subsidiary of ev3, with and into Target, with Target surviving the Merger as a wholly-owned subsidiary of ev3 on, and subject to, the terms and conditions set forth in the draft Agreement and Plan of Merger (with the header “L&W COMMENTS 11/8/05”) provided to us on November 10, 2005 (the “Agreement”) to be entered into between ev3, Target and Merger Sub.  The Agreement provides that each outstanding share of capital stock of Target (other than those held by ev3 and its affiliates) shall be converted in the Merger into the right to receive 0.48086 of an ev3 share (the “Merger Consideration”).  The terms and conditions of the Merger are more fully set forth in the Agreement.

Piper Jaffray & Co. (“we”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.  We have been engaged by you to render an opinion to you in connection with any proposed transaction or series or combination of related transactions whereby, directly or indirectly, all of the capital stock of Target or all of its assets are transferred to ev3 and/or any person controlled by ev3.  We will receive a fee for providing this opinion.  This opinion fee is not contingent upon the consummation of the Merger.  ev3 has also agreed to indemnify us against certain liabilities in connection with our services.  We write research on ev3 (and on Target to the extent of, and by virtue of, ev3’s ownership stake in Target) and make a market in the common stock of Target and ev3.  We have also in the past provided financial advisory services for Target, for which we have received customary fees.  In the ordinary course of our business, we and our affiliates may actively trade securities of the Target and ev3 for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances.  Among other things, we have reviewed (i) the Agreement, (ii) certain publicly available financial, operating and business information related to Target, (iii) the potential pro forma impact of the Merger on the capitalization of ev3; (iv) certain internal financial information of Target and ev3 prepared for financial planning purposes and furnished by the management of ev3, including balance sheet and income statement projections for Target prepared by Target’s management for the years 2005 through 2010; (v) certain publicly available information concerning the trading of, and the trading market for, the common stock of ev3 and Target; (vi) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which Target operates; and (vii) to the extent publicly available, financial data of selected public companies deemed comparable to Target.  In addition, we have made inquiries regarding and discussed the Merger, the terms and conditions of the Merger set forth in the Agreement and other matters relating thereto with ev3’s legal counsel.  We have had discussions with members of the management of Target and ev3 concerning the financial condition, current operating results and business outlook for Target and ev3 as a combined company with Target.  In addition to the foregoing, we conducted such other financial analyses and examinations, and considered such other information, as we deemed appropriate, including our assessment of general economic, market and monetary conditions.  In arriving at our opinion, we did not attribute any particular weight to any single analysis or factor.  Accordingly, our analyses must be considered as a whole and selecting one or more of our analyses or portions of our analyses without considering all analyses in their entirety would create an incomplete view of the process underlying our opinion.

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided to us by ev3 and Target or otherwise made available to us, and have not assumed responsibility for the independent verification of such information.  ev3 and Target have each advised us that they do not publicly disclose internal financial information of the type provided to us and that such information was prepared for financial planning purposes and not with the expectation of public disclosure.  We have relied upon the assurances of the management of ev3 and Target that the information provided to us as set forth above has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of management, and that there is not (and that management of ev3 and management of Target are not aware of) any information or facts that would make the information provided to us incomplete or misleading.  In arriving at our opinion, we express no view as to the reasonableness of such financial planning data and other business outlook information or the assumptions on which they are based.  In arriving at our opinion, we have relied upon ev3’s estimates relating to certain strategic, financial and operational benefits from the consummation of the Merger and have assumed that such benefits will be realized.  We have assumed that neither ev3 nor Target is a party to any material pending or probable transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Merger.  We have also assumed the Merger will be consummated pursuant to the terms and conditions specified in the Agreement without material modifications thereto and without waiver by any party of any material conditions or obligations thereunder.  In arriving at our opinion, we have assumed that all necessary governmental, regulatory and other approvals and consents required for the consummation of the Merger will be obtained in a manner that will not adversely affect ev3, Target or the estimated benefits expected to be derived from the consummation of the Merger and that will not affect the terms of the Merger.  We express no opinion, however, regarding whether any such approval or consent, or any other condition to the consummation of the Merger, will be obtained or satisfied.  We have also assumed, with your consent, that all of the outstanding capital stock and capital stock equivalents of Target will be acquired without any adjustments to the Merger Consideration.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Target and have not been furnished with any such appraisals or valuations.  We express no opinion regarding the liquidation value or solvency of Target.  Without limiting the generality of the foregoing, we have undertaken no independent analysis of any owned or leased real estate, or any pending or threatened litigation (including, without limitation, the legal proceedings described in Target’s Quarterly Report on From 10-Q for the period ended July 3, 2005), possible unasserted claims or other contingent liabilities, to which Target or its respective affiliates are a party or may be subject, and our opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and economic, market and foreign exchange conditions and other facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.  We are not expressing any opinion herein as to the price at which shares of ev3 common stock have traded or may trade following announcement or at any future time.  We have not undertaken to update, reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, reaffirm or revise this opinion.

This opinion is solely for the benefit to the Board of Directors of ev3 in connection with its evaluation of the Merger and may not be relied upon by any other person.  We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger or structure thereof, or the relative merits of the Merger compared to any alternative business strategy or transaction in which ev3 might engage.  This opinion shall not be relied upon, published or otherwise used, nor shall any public references to us be made, without our prior written approval.

Our opinion addresses solely the fairness to ev3 of the aggregate Merger Consideration to be paid upon consummation of the Merger and does not address any other term or agreement relating to the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the aggregate Merger Consideration proposed to be paid upon consummation of the Merger on, and subject to, the terms and conditions set forth in the Agreement is fair, from a financial point of view, to ev3 as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20.                 Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete copy of the Delaware General Corporation Law (the “DGCL”), the Registrant’s Amended and Restated Certificate of Incorporation, the Registrant’s Fourth Amended and Restated Bylaws and agreements referred to below.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to some statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

The Registrant’s amended and restated certificate of incorporation provides that it will, and Delaware law permits the Registrant to, under certain situations, indemnify any of its directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of MTI. Reference is made to Section 145 of the DGCL and the Registrant’s amended and restated certificate of incorporation.

The Registrant maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated

proceedings and under certain stated conditions. In addition, the Registrant’s consulting agreement with Dale A. Spencer, one of MTI’s directors, provides that he will be indemnified to the fullest extent permitted by the DGCL, for any liabilities, costs or expenses arising out of Mr. Spencer’s association with the Registrant, except to the extent that such liabilities, costs or expenses arise under or are related to Mr. Spencer’s gross negligence or willful misconduct. The Registrant’s change in control agreements with each of Michael E. Cameron, James M. Corbett, Stacy Enxing Seng, Pascal E. R. Girin, Gerald B. Gollinger, L. Cecily Hines, Tamima F. Itani, Gregory Morrison, Craig G. Palmer, Jeffrey J. Peters, Peter Schaubach, Dale A. Spencer and Thomas C. Wilder III provide that, in addition to any other indemnification obligations that the Registrant may have, if, following a change in control (as defined in such agreements), any of such individuals incurs damages, costs or expenses (including, without limitation, judgments, fines and reasonable attorney’s fees) as a result of such individual’s service to the Registrant or status as an officer and employee of the Registrant, such individual will be indemnified by the Registrant to the fullest extent permitted by law, except to the extent that such damages, costs or expenses arose as a result of such individual’s gross negligence or willful misconduct.

Item 21.                 Exhibits and Financial Statement Schedules

A list of exhibits filed with this registration statement is in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

Item 22.                 Undertakings

(A)       The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation Registration Fee” table in the effective registration statement;

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (A)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(B)        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)        (1)         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)         The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(E)        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F)         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on November 23, 2005.

ev3 INC.
By:	/s/ JAMES M. CORBETT
Name: James M. Corbett
Title: Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James M. Corbett, Patrick D. Spangler and L. Cecily Hines his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, their, or his or her, substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES M. CORBETT	Chief Executive Officer, President and	November 23, 2005
James M. Corbett	Director (Principal Executive Officer)
/s/ PATRICK D. SPANGLER	Chief Financial Officer (Principal	November 23, 2005
Patrick D. Spangler	Financial and Accounting Officer)
/s/ HAYWOOD D. COCHRANE	Director	November 23, 2005
Haywood D. Cochrane
/s/ RICHARD B. EMMITT	Director	November 23, 2005
Richard B. Emmitt
/s/ DOUGLAS W. KOHRS	Director	November 23, 2005
Douglas W. Kohrs
/s/ DALE A. SPENCER	Director	November 23, 2005
Dale A. Spencer

/s/ THOMAS E. TIMBIE	Director	November 23, 2005
Thomas E. Timbie
/s/ ELIZABETH H. WEATHERMAN	Director	November 23, 2005
Elizabeth H. Weatherman

EXHIBIT INDEX

2.1

Agreement and Plan of Merger, dated as of November 14, 2005, by and among ev3 Inc., Micro Investment, LLC and Micro Therapeutics, Inc. (incorporated by reference to Annex A to the information statement/prospectus included in this registration statement).

2.2*	Agreement and Plan of Merger, dated as of April 4, 2005, by and between ev3 LLC and ev3 Inc.
2.3*	Contribution and Exchange Agreement, dated as of April 4, 2005, by and among the institutional stockholders listed on Schedule I thereto, ev3 LLC, ev3 Inc. and Micro Therapeutics, Inc.
2.4*	Note Contribution and Exchange Agreement, dated as of April 4, 2005, by and among the noteholders listed on Schedule I thereto and ev3 Inc.
2.5*	Agreement and Plan of Merger, dated as of July 15, 2002, by and among Microvena Corporation, Appriva Acquisition Corp. and Appriva Medical, Inc.
2.6*	Asset Purchase Agreement, dated as of September 29, 2004, among Edwards Lifesciences AG and ev3 Santa Rosa, Inc., ev3 Technologies, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)†
2.7

Stock Purchase Agreement dated, September 3, 2002, by and between Micro Therapeutics, Inc. and the holders of the outstanding equity securities of Dendron (Incorporated by reference to Exhibit 2.2 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), as filed with the Securities and Exchange Commission on October 10, 2002)

3.1*	Amended and Restated Certificate of Incorporation of ev3 Inc.
3.2

Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc. (Incorporated by reference to Exhibit 99.1 to ev3’s Current Report on Form 8-K (File No. 000-51348), filed with the Securities and Exchange Commission on June 27, 2005)

3.3

Amended and Restated Bylaws of ev3 Inc. (Incorporated by reference to Exhibit 3.3 to ev3’s Quarterly Report on Form 10-Q (File No. 000-51348), filed with the Securities and Exchange Commission on August 17, 2005)

4.1*	Form of Stock Certificate
4.2*

Holders Agreement, dated as of August 29, 2003, among the institutional investors listed on Schedule I thereto, Dale A. Spencer, Paul Buckman, the individuals whose names and addresses appear from time to time on Schedule II thereto, the individuals whose names and addresses appear from time to time on Schedule III thereto and ev3 LLC

4.3*

Operating Agreement of ev3 LLC, dated as of August 29, 2003, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto

4.4*

Amendment No. 1 to Operating Agreement of ev3 LLC, dated as of March 1, 2005, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto

4.5

Registration Rights Agreement dated as of June 21, 2005, by and among ev3 Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other investors party thereto. (Incorporated by reference to Exhibit 4.2 to ev3’s Quarterly Report on Form 10-Q (File No. 000-51348), filed with the Securities and Exchange Commission on August 17, 2005)

4.6

Form of Option under the ev3 2005 Incentive Stock Option Plan (Incorporated by reference to Exhibit 10.3 to ev3’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2005)

5.1	Opinion of King & Spalding LLP
8.1	Form of Opinion of King & Spalding LLP
8.2	Form of Opinion of Latham & Watkins LLP
10.1*	Lease Agreement, dated as of April 24, 2002, by and between Liberty Property Limited Partnership and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)
10.2

Industrial Real Estate Lease dated June 10, 1998 between Micro Therapeutics, Inc. and New Goodyear, LTD (Incorporated by reference to Exhibit 10.4 to Micro Therapeutics’ Annual Report on Form 10-KSB (File No. 000-06523), as filed with the Securities and Exchange Commission on March 31, 1999)

10.3

First Amendment to Lease, dated as of May 28, 2003, by and between Micro Therapeutics, Inc. and EJM Development Co. (Incorporated by reference to Exhibit 10.4.1 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.4*	Employee Confidentiality/Restrictive Covenant Agreement, dated as of May 20, 2003, between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and James M. Corbett
10.5*	Employee Confidentiality/Restrictive Covenant Agreement, dated as of May 20, 2003, between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and Paul Buckman
10.6*	Employee Confidentiality/Restrictive Covenant Agreement dated as of March 21, 2005, between ev3 Endovascular, Inc. and Patrick D. Spangler
10.7*	Independent Consultant Agreement, dated as of January 15, 2004, between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and Paul Buckman
10.8*

Confidential Separation Agreement and General Release, dated as of January 30, 2004, between Paul R. Buckman and ev3 Endovascular, Inc. (formerly known as ev3 Inc.), ev3 LLC and Warburg, Pincus Equity Partners L.P.

10.9

Employment Offer Letter, dated as of August 16, 2002, between Micro Therapeutics, Inc. and Thomas C. Wilder III (Incorporated by reference to Exhibit 10.36 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on November 14, 2002)

10.10*	Consulting Agreement, dated as of November 22, 2004, by and between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and Dale A. Spencer
10.11*	Change in Control Agreement, dated September 1, 2003, among ev3 Endovascular, Inc. (formerly known as ev3 Inc.), ev3 LLC and James M. Corbett
10.12

Change in Control Agreement, dated October 8, 2004, among Micro Therapeutics, Inc., ev3 LLC and Thomas C. Wilder III (Incorporated by reference to Exhibit 10.46 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), as filed with the Securities and Exchange Commission on October 13, 2004)

10.13*	Change in Control Agreement, dated September 1, 2003, among ev3 Endovascular, Inc. (formerly known as ev3 Inc.), ev3 LLC and Dale A. Spencer
10.14*	Form of Change in Control Agreement among ev3 Endovascular, Inc. (formerly known as ev3 Inc.), ev3 LLC and various officers identified in the prospectus
10.15*	Form of Indemnification Agreement for directors and officers of ev3 Inc.
10.16*	ev3 LLC 2003 Incentive Plan, as amended
10.17*

ev3 Inc. Amended and Restated 2005 Incentive Stock Plan (Incorporated by reference to Exhibit 10.4 to ev3’s Quarterly Report on Form 10-Q (File No. 000-51348), filed with the Securities and Exchange Commission on August 17, 2005)

10.18*	Form of Option Grant Notice under ev3 Inc. 2005 Incentive Stock Plan
10.19

Micro Therapeutics, Inc. 1993 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (Incorporated by reference to Exhibit 10.6 to Micro Therapeutics’ Registration Statement on Form SB-2 (File No. 333-17345), filed with the Securities and Exchange Commission on December 5, 1996)

10.20

Micro Therapeutics, Inc. 1996 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.7.1 to Micro Therapeutics’ Annual Report on Form 10-KSB (File No. 000-06523), filed with the Securities and Exchange Commission on April 4, 2003)

10.21

Micro Therapeutics, Inc. Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 4.1 to Micro Therapeutics’ Registration Statement on Form S-8 (File No. 333-117139), filed with the Securities and Exchange Commission on July 2, 2004)

10.22

Micro Therapeutics Executive Incentive Compensation Plan (Incorporated by reference to Exhibit 10.48 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on February 3, 2005)

10.23

Securities Purchase Agreement, dated as May 25, 2001, by and between Micro Therapeutics and Micro Investment, LLC (Incorporated by reference to Exhibit 2.1 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), as filed with the Securities and Exchange Commission on June 7, 2001)

10.24

Lease and Support Services Agreement, dated as of April 18, 2002, by and between Micro Therapeutics, Inc. and ev3 International, Inc. (Incorporated by reference to Exhibit 10.31 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on May 14, 2002)

10.25

Master Services Agreement, effective as of October 1, 2002, by and between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and Micro Therapeutics, Inc. (Incorporated by reference to Exhibit 10.50 to Micro Therapeutic’s Annual Report on Form 10-KSB (File No. 000-06523), as filed with the Securities and Exchange Commission on March 31, 2005)

10.26

Distribution Support Services Agreement, effective December 31, 2002, between Micro Therapeutics, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.) (Incorporated by reference to Exhibit 10.39 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on May 14, 2003)

10.27

Distribution Agreement—U.S. Peripheral Distribution, dated as of April 30, 2003, by and between Micro Therapeutics, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.) (Incorporated by reference to Exhibit 10.40 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.28

Distribution Agreement (Japan), dated as of June 1, 2003, by and between Micro Therapeutics, Inc. and ev3 K.K. (Incorporated by reference to Exhibit 10.42 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.29

Distribution Agreement (Canada), dated as of June 1, 2003, by and between Micro Therapeutics and ev3 Canada, Inc. (Incorporated by reference to Exhibit 10.41 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.30

Distribution Support Services Agreement, dated as of June 2, 2003, by and between Micro Therapeutics, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.) (Incorporated by reference to Exhibit 10.43 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.31

Amended and Restated Sales Representative Agreement, dated as of August 4, 2003, by and between Micro Therapeutics, Inc. and ev3 International, Inc. (Incorporated by reference to Exhibit 10.44 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on August 13, 2003)

10.32*	Corporate Opportunity Agreement, dated as of April 4, 2005, by and among the institutional stockholders listed on Schedule I thereto and ev3 Inc.
10.33*

Form of Subscription Agreement between ev3 Endovascular, Inc. (formerly known as ev3 Inc.) and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P. and Vertical Fund II, L.P.

10.34*	Distribution Agreement, dated as of June 30, 2004, between Invatec S.r.l. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)†
10.35*	First Amendment to Distribution Agreement, dated as of December 31, 2004, between Invatec S.r.l. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)†
10.36*	Royalty Agreement, dated November 18, 1993, between Microvena Corporation and Frank Kotula
10.37*	Royalty Agreement, dated October 21, 1993, between Microvena Corporation and Kurt Amplatz
10.38*	License Agreement, dated as of April 1, 1995, by and between Terumo Corporation, Flexmedics Corporation and Microvena Corporation
10.39*	License and Development Agreement, dated as of December 6, 1996, between Intravascular Medical, Inc. and Baxter Healthcare Corporation
10.40*	License Agreement, effective November 20, 1998, by and among Medtronic InStent, Inc. and Medtronic, Inc.
10.41*	Master License Agreement, effective as of December 29, 1998, by and between SurModics, Inc. and Microvena Corporation
10.42*	Amendment to Master License Agreement, dated July 5, 2000, by and between SurModics, Inc. and Microvena Corporation†
10.43*	Consent to Assignment Agreement, effective as of September 6, 2002, by and between ev3 Endovascular, Inc. (formerly known as ev3 Inc.), Microvena Corporation and SurModics, Inc.

10.44*	SurModics-Modified Product Agreement, dated as of February 21, 2002, between SurModics, Inc. and Microvena Corporation
10.45*	Amendment to the February 21, 2002 SurModics-Modified Product Agreement, effective March 31, 2003, between SurModics, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)
10.46*	Amendment to the February 21, 2002 SurModics-Modified Product Agreement, effective July 31, 2004, between SurModics, Inc. and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)
10.47*	License Agreement, dated as of September 29, 2004, between Edwards Lifesciences AG and ev3 Endovascular, Inc. (formerly known as ev3 Inc.)
10.48*	Sublicense Agreement, dated August 28, 2000, by and between Angiomed, GmbH & Co. Medizintechnik KG and EndiCOR Medical, Inc.
10.49*	Exclusive License Agreement, dated June 29, 2001, by and between Microvena Corporation and AGA Medical Corporation
10.50*	Exclusive License Agreement, dated June 29, 2001, by and between Microvena Corporation and AGA Medical Corporation
10.51*	Royalty Agreement, effective June 29, 2001, by and between AGA Medical Corporation and Microvena Corporation
10.52

Separation and Consulting Agreement, effective December 27, 2004, by and between Micro Therapeutics, Inc. and Harold Hurwitz (Incorporated by reference to Exhibit 10.47 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on December 29, 2004)

10.53*	Employment Offer Letter, dated as of March 3, 2005, between ev3 LLC, ev3 Inc. and Patrick D. Spangler
10.54

Letter of Employment, effective July 23, 2004, by and between Micro Therapeutics, Inc. and William Dippel (Incorporated by reference to Exhibit 10.45 to Micro Therapeutics’ Quarterly Report on Form 10-QSB (File No. 000-06523), as filed with the Securities and Exchange Commission on November 17, 2004)

10.55

Letter, dated March 28, 2005, from Warburg, Pincus Equity Partners, L.P. to Micro Therapeutics, Inc. (Incorporated by reference to Exhibit 10.51 to Micro Therapeutics’ Annual Report on Form 10-KSB (File No. 000-06523, filed with the Securities and Exchange Commission on March 31, 2005)

10.56

First Amendment to Amended and Restated Sales Representative Agreement, dated April 6, 2005, by and between Micro Therapeutics, Inc. and ev3 International, Inc. (Incorporated by reference to Exhibit 10.52 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on April 7, 2005)

10.57

Loan and Security Agreement, dated May 6, 2005, by and between Micro Therapeutics, Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.56 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on May 10, 2005)

10.58

Lease Agreement, dated as of August 22, 2005, by and between Liberty Property Limited Partnership and ev3 Inc. (Incorporated by reference to Exhibit 10.2 to ev3’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2005)

10.59

Lease, dated October 13, 2005, by and between Micro Therapeutics, Inc. and The Irvine Company (Incorporated by reference to Exhibit 10.53 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on October 13, 2005)

10.60

Promissory Note, dated October 13, 2005, issued by Micro Therapeutics, Inc. in favor of ev3 Inc. (Incorporated by reference to Exhibit 10.54 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on October 13, 2005)

10.61

Letter of Credit, dated September 16, 2005, issued in favor of The Irvine Company (Incorporated by reference to Exhibit 99.1 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on October 13, 2005)

10.62

Amendment to Letter of Credit, dated September 16, 2005, issued in favor of The Irvine Company (Incorporated by reference to Exhibit 99.2 to Micro Therapeutics’ Current Report on Form 8-K (File No. 000-06523), filed with the Securities and Exchange Commission on October 13, 2005)

21.1*	Subsidiaries of ev3 Inc.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of King & Spalding LLP (included in Exhibit 5.1 and Exhibit 8.1 above)
23.6	Consent of Latham & Watkins LLP (included in Exhibit 8.2 above)
24.1	Power of Attorney (included on signature page)
99.1	Opinion of Deutsche Bank Securities Inc. (incorporated by reference to Annex B to the information statement/ prospectus included in this registration statement)
99.2	Opinion of Piper Jaffray & Co. (incorporated by reference to Annex C to the information statement/prospectus included in this registration statement)
99.3	Written Consent of Stockholders of Micro Therapeutics, Inc. in lieu of Stockholders’ Meeting, dated as of November 14, 2005.
99.4	Consent of Deutsche Bank Securities Inc.
99.5	Consent of Piper Jaffray & Co.

†                    Portions have been omitted pursuant to a request for confidential treatment.

*                    Incorporated by reference to the like numbered exhibit to ev3’s Registration Statement on Form S-1 (File No. 333-123851), filed with the Securities and Exchange Commission on April 5, 2005.